Exhibit 99.1

Dear El Paso Corporation Stockholder:

        This May, we announced plans to spin off our exploration and production businesses as a separate, publicly traded company, which we have named EP Energy Corporation. As two distinct businesses, El Paso and EP Energy will be better positioned to (i) allow the executive management of each of El Paso and EP Energy to concentrate on, and give their full and undivided attention to, their respective businesses, (ii) enhance the credit profile of El Paso, thereby lowering its cost of capital, and (iii) provide the employees of each company with equity-based compensation arrangements tied directly to their respective company's business results.

        Both of these companies have businesses with great assets and industry-leading products and services. As a publicly traded company, EP Energy will be well positioned to compete with the industry's leading independent producers. It has a multi-year drilling program focused on liquids rich and low-risk opportunities to fuel its future growth. EP Energy will be able to pursue its own growth strategies and prioritize investment spending and capital allocation accordingly. After the spin-off, El Paso will be comprised of El Paso's Pipeline Group, its Midstream Group, and its general and limited partner interests in El Paso Pipeline Partners, L.P. El Paso and EP Energy each will be able to better focus their capital structure and deployment strategy to meet the needs of its stockholder base and increase its ability to attract and retain employees by providing compensation tied directly to their business results.

        The spin-off will provide current El Paso stockholders with ownership interests in both El Paso and EP Energy. We expect that the spin-off will be tax-free to El Paso stockholders and have requested a ruling from the Internal Revenue Service regarding the tax-free nature of the spin-off.

        The spin-off will be in the form of a pro rata distribution of the outstanding shares of EP Energy common stock to holders of El Paso common shares. Each El Paso stockholder will receive [            ] shares of EP Energy common stock for each El Paso common share held on [                        ], 2011, the record date for the distribution. The distribution of EP Energy shares is expected to occur on [                        ], 2011. You do not need to take any action to receive shares of EP Energy common stock to which you are entitled as a El Paso stockholder. You do not need to pay any consideration or surrender or exchange your El Paso common shares.

        I encourage you to read the attached information statement, which is being provided to all El Paso stockholders who hold shares on [                        ], 2011. The information statement describes the spin-off in detail and contains important business and financial information about EP Energy.

        I believe the spin-off is a positive progression for our businesses and our stockholders. We remain committed to working on your behalf to continue to build long-term stockholder value.

Sincerely,
Doug Foshee Chairman, President and Chief Executive Officer El Paso Corporation

[EP ENERGY COMPANY LOGO]

Dear Future EP Energy Stockholder:

        On behalf of the entire EP Energy team, I welcome you as a future stockholder. Our company is one of North America's leading independent oil and natural gas producers. Our business strategy focuses on the exploration for and the acquisition, development and production of oil, natural gas and natural gas liquids in the United States, Brazil and Egypt.

        As a leading North American independent oil and natural gas company, we have a significant reserve base, multi-year drilling opportunities and a strategic presence in fast-emerging unconventional resource areas. In the U.S., our primary E&P programs are in the Haynesville Shale in northwest Louisiana and east Texas, the Altamont fractured tight sands in Utah, the Eagle Ford Shale in south Texas and the Wolfcamp Shale in the Permian Basin of west Texas. We also have a number of additional operations in the U.S., offshore operations in Brazil and onshore exploration in Egypt.

        As an independent company, we will be able to allocate capital more efficiently and have direct access to debt and equity capital markets. We anticipate that this direct access will improve our ability to invest in our business and continue to fund new exploration and capital projects, pursue strategic transactions, enhance our market recognition with investors and increase our ability to attract and retain employees by providing compensation tied directly to our business results.

        Our focused management team is highly motivated to enhance value for our stockholders as a growth-oriented company.

        I encourage you to learn more about EP Energy and our strategic initiatives by reading the attached information statement. EP Energy's common stock will be listed on the NASDAQ Global Select Market under the symbol "EPE."

        We look forward to continuing to grow and improve our company and rewarding our stockholders as we begin a new and exciting chapter as a leader in exploration and production.

Sincerely,
Brent J. Smolik President and Chief Executive Officer EP Energy Corporation

 Exhibit 99.1

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated September 16, 2011

INFORMATION STATEMENT

EP Energy Corporation

Common Stock
(par value $0.01 per share)

        El Paso Corporation ("El Paso") is furnishing this information statement to its stockholders in connection with the distribution by El Paso of all the outstanding shares of common stock of EP Energy Corporation ("EP Energy") to holders of El Paso's common stock. As of the date of this information statement, El Paso owns all of EP Energy's outstanding common stock.

        On [                        ], 2011, after consultation with financial and other advisors, El Paso's board of directors granted final approval of the distribution of 100% of El Paso's interest in EP Energy to holders of El Paso common stock. Holders of El Paso common stock will be entitled to receive [            ] shares of EP Energy common stock for every [            ] share of El Paso common stock held as of 5:00 p.m. New York time on the record date, [                        ], 2011. You will receive cash in lieu of any fractional shares of EP Energy common stock that you would have received after application of the above ratio. The distribution date for the spin-off will be [                        ], 2011.

        You will not be required to pay any cash or other consideration for the shares of EP Energy common stock that will be distributed to you or to surrender or exchange your shares of El Paso common stock to receive shares of EP Energy common stock in the spin-off. The distribution will not affect the number of shares of El Paso common stock that you hold. No approval by El Paso stockholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

        As discussed under "The Spin-Off—Trading of El Paso Common Stock After the Record Date and Prior to the Distribution," if you sell your shares of El Paso common stock in the "regular way" market after the record date and prior to the spin-off, you also will be selling your right to receive EP Energy common stock in connection with the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling your El Paso common stock on or prior to the distribution date.

        There is no current trading market for EP Energy common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, will begin on or about [            ], 2011, and we expect that "regular way" trading of EP Energy common stock will begin the first day of trading following the spin-off. Subject to the consummation of the spin-off, we have applied to list our common stock on the NASDAQ Global Select Market under the symbol "EPE."

        In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 18.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

        El Paso first mailed this information statement to its stockholders on or about [            ], 2011.

The date of this information statement is                        , 2011.

i

        Below is a list of terms that are common to our industry and used throughout this information statement:

/d	=	per day
Bbl	=	Barrel
Bcf	=	billion cubic feet
Bcfe	=	billion cubic feet of natural gas equivalents
LNG	=	liquefied natural gas
MBbls	=	thousand barrels
Mcf	=	thousand cubic feet
Mcfe	=	thousand cubic feet of natural gas equivalents
MMBtu	=	million British thermal units
MMcf	=	million cubic feet
MMcfe	=	million cubic feet of natural gas equivalents
NGL	=	natural gas liquids
TBtu	=	trillion British thermal units
Tcfe	=	trillion cubic feet of natural gas equivalents

        When we refer to oil and natural gas in "equivalents," we are doing so to compare quantities of oil with quantities of natural gas or to express these different commodities in a common unit. In calculating equivalents, we use a generally recognized standard in which one Bbl of oil is equal to six Mcf of natural gas. Also, when we refer to cubic feet measurements, all measurements are at a pressure of 14.73 pounds per square inch.

        Unless we otherwise state or the context otherwise indicates, all references in this information statement to "us," "we," "our," "ours," "the Company," or "EP Energy" mean EP Energy Corporation and its subsidiaries, and all references to "El Paso" mean El Paso Corporation and its subsidiaries, other than, for all periods following the spin-off, EP Energy.

        The transaction in which EP Energy will be separated from El Paso Corporation and become an independent, publicly traded company is referred to herein alternatively as the "distribution" or the "spin-off."

        This information statement is being furnished solely to provide information to El Paso stockholders who will receive shares of EP Energy common stock in connection with the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

ii

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:    What is the spin-off?

A:
The spin-off involves El Paso's distribution to its stockholders of all the shares of our common stock that it owns. Following the spin-off, we will be an independent, publicly traded company from El Paso, and El Paso will not retain any ownership interest in our company. You do not have to pay any consideration or give up any portion of your El Paso common stock to receive shares of our common stock in the spin-off.

Q:    Why is El Paso separating EP Energy from El Paso's business?

A:
El Paso's board and management believe our separation from El Paso will, among other things: (i) allow the executive management of each of El Paso and EP Energy to concentrate on, and give their full and undivided attention to, their respective businesses, (ii) enhance the credit of El Paso, thereby lowering its cost of capital, and (iii) provide the employees of each company with equity-based compensation arrangements tied directly to their respective company's business results. For more information, see "The Spin-Off—Reasons for the Spin-Off."

Q:    What is being distributed in the spin-off?

A:
El Paso will distribute as a dividend on a pro rata basis to its stockholders [            ] shares of EP Energy common stock for each share of El Paso common stock outstanding as of the record date for the spin-off.

Q:    What is the record date for the spin-off, and when will the spin-off occur?

A:
The record date is [                        ], 2011 and ownership is determined as of 5:00 p.m. New York time on that date. Shares of EP Energy common stock will be distributed on [                        ], 2011, which we refer to as the distribution date.

Q:    As a holder of shares of El Paso common stock as of the record date, what do I have to do to participate in the spin-off?

A:
Nothing. However, you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing common shares of El Paso or take any other action to receive your shares of EP Energy common stock.

  You will receive [            ] shares of EP Energy common stock for each share of El Paso common stock held as of the record date and retained through the distribution date. You may also participate in the spin-off if you purchase El Paso common stock in the "regular way" market after the record date and retain your El Paso shares through the distribution date. See "The Spin-Off—Trading of El Paso Common Stock After the Record Date and Prior to the Distribution."

Q:    If I sell my shares of El Paso common stock before or on the distribution date, will I still be entitled to receive EP Energy shares in the spin-off?

A:
If you sell your shares of El Paso common stock prior to or on the distribution date, you may also be selling your right to receive shares of EP Energy common stock. See "The Spin-Off—Trading of El Paso Common Stock After the Record Date and Prior to the Distribution." You are encouraged to consult with your financial advisor regarding the specific implications of selling your El Paso common stock prior to or on the distribution date.

Q:    How will fractional shares be treated in the spin-off?

A:
Any fractional share of our common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see "The Spin-Off—Treatment of Fractional Shares."

Q:    Will the spin-off affect the number of shares of El Paso I currently hold?

A:
The number of shares of El Paso common stock held by a stockholder will be unchanged. As a result of the distribution, El Paso expects the trading price of El Paso common shares immediately following the distribution to be lower than the "regular way" trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the exploration and production business held by EP Energy.

Q:    Why is the separation of the two companies structured as a spin-off?

A:
A U.S. tax-free distribution of shares in EP Energy is the most tax-effective way to separate the companies.

Q:    What are the U.S. federal income tax consequences of the distribution of our shares of common stock to U.S. stockholders?

A:
El Paso has requested a private letter ruling from the U.S. Internal Revenue Service (the "IRS") and expects to obtain an opinion of counsel that the distribution of EP Energy common stock to El Paso stockholders in the spin-off will qualify as a tax-free distribution for U.S. federal income tax purposes. For U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in El Paso and the new EP Energy common stock received in the distribution (including any fractional share interest in EP Energy common stock for which cash is received) will equal the aggregate basis in the common shares of El Paso held by you immediately before the distribution, allocated between your common shares of El Paso and EP Energy common stock (including any fractional share interest in EP Energy common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you, including the applicability and effect of any U.S. federal, state and local and foreign tax laws, which may result in the distribution being taxable to you. Certain U.S. federal income tax consequences of the spin-off to U.S. stockholders are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Q:    Is the spin-off distribution tax free to non-U.S. stockholders?

A:
Non-U.S. stockholders may be subject to U.S. federal income tax if the distribution of shares of EP Energy common stock in the spin-off does not qualify as a tax-free distribution for U.S. federal income tax purposes. In addition, under certain circumstances, a non-U.S. stockholder that beneficially owns more than five percent of El Paso common stock at any time during the shorter of the five-year period ending on the distribution date or the period during which the non-U.S. holder held such El Paso common stock may be subject to U.S. federal income tax on any gain realized with respect to its existing El Paso common stock as a result of participating in the spin-off. A non-U.S. stockholder generally will not be subject to regular U.S. federal income or withholding tax or gain realized on the receipt of cash in lieu of fractional shares in the spin-off, unless certain conditions exist. Non-U.S. stockholders may be subject to tax on the distribution in jurisdictions outside the United States. The foregoing is for general information purposes and does not constitute tax advice. Non-U.S. stockholders should consult their own tax advisors regarding the particular consequences of the spin-off to them. See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Q:    When will I receive my EP Energy shares? Will I receive a stock certificate for EP Energy shares distributed as a result of the spin-off?

A:
Registered holders of El Paso common stock who are entitled to participate in the spin-off will receive a book-entry account statement reflecting their ownership of EP Energy common stock. For additional information, registered stockholders in the United States or Canada should contact El Paso's transfer agent, Computershare Trust Company, N.A., at (888) 843-5542 or through its website at www.computershare.com. Stockholders from outside the United States, Canada and Puerto Rico may call (781) 575-4735. See "Description of Capital Stock—Transfer Agent and Registrar."

Q:    What if I hold my shares through a broker, bank or other nominee?

A:
El Paso stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with EP Energy common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:    What if I have stock certificates reflecting my shares of El Paso common stock? Should I send them to the transfer agent or to El Paso?

A:
No, you should not send your stock certificates to the transfer agent or to El Paso. You should retain your El Paso stock certificates.

Q:    If I was enrolled in an El Paso dividend reinvestment plan, will I automatically be enrolled in an EP Energy dividend reinvestment plan?

A:
No. It is not contemplated at this time that EP Energy will have a dividend reinvestment plan. As a result, any dividends declared and paid following the spin-off date will be made in cash to holders of these shares.

Q:    What are the conditions of the spin-off?

A:
The spin-off is subject to a number of conditions, including, among others:

•
the issuance of approximately $2.0 billion to $2.25 billion of debt by us;

•
the making of a cash distribution from EP Energy to El Paso, the repayment by EP Energy to El Paso of outstanding intercompany debt and accounts payable and the repayment of outstanding debt under our third party credit facilities; although these balances will adjust over time, based upon the balances in effect as of June 30, 2011, the cash distribution to El Paso would be approximately $1.0 billion, the repayment of the intercompany debt and accounts payable would be approximately $636 million and $145 million, respectively, and the repayment of the outstanding debt under our third party credit facilities would be approximately $400 million;

•
the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act;

•
the private letter ruling El Paso has requested from the IRS with respect to the tax treatment of the spin-off shall have been received and shall not have been revoked or modified by the IRS in any material respect and El Paso shall have received an opinion from its tax counsel regarding the tax-free status of the spin-off as of the distribution date; and

  •
  El Paso shall have obtained a solvency opinion satisfactory to El Paso to the effect that (i) following the spin-off and related transactions, both El Paso and EP Energy will be solvent and adequately capitalized, and (ii) both El Paso and EP Energy have adequate surplus under Delaware law to make their respective distributions.

We cannot assure you that any or all of these conditions will be met. El Paso may waive one or more of these conditions in its sole and absolute discretion, and the determination by El Paso regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on El Paso's part to effect the distribution, and El Paso has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date. See "The Spin-Off—Spin-Off Conditions and Termination."

Q:    Can El Paso decide to cancel the distribution of EP Energy common stock even if all the conditions have been met?

A:
Yes. Until the distribution occurs, El Paso has the right in its sole discretion to terminate the distribution, even if all conditions are satisfied.

Q:    Will EP Energy incur any debt prior to or at the time of the spin-off?

A:
Yes. We intend to issue debt securities in the amount of $2.0 billion to $2.25 billion prior to the distribution. Additionally, we have an existing credit facility with certain financial institutions. The credit facility provides a revolving credit arrangement to satisfy our anticipated working capital requirements and other financing needs. We anticipate that immediately following the distribution date, we will have combined cash and cash equivalents and available liquidity under the credit facility totaling approximately $1.0 billion.

Q:    Are there risks to owning EP Energy common stock?

A:
Yes. EP Energy's business is subject to risks relating to EP Energy's business, the industry in which it operates, its ongoing contractual relationships with El Paso and its status as a separate, publicly traded company. EP Energy's business is also subject to risks relating to the separation. You are encouraged to read the section entitled "Risk Factors" in this information statement carefully.

Q:    Does EP Energy intend to pay cash dividends?

A:
Although we plan to pay a dividend, we currently intend to retain substantially all of our future earnings to support the growth and development of our business. As a result, we do not expect to pay substantial dividends in the near term. However, the declaration and amount of future dividends will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. See "Dividend Policy."

Q:    Will EP Energy common stock trade on a stock market?

A:
Currently, there is no public market for EP Energy common stock. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol "EPE." We cannot predict the trading prices for our common stock when such trading begins.

Q:    Who will manage EP Energy after the separation?

A:
EP Energy benefits from having in place a management team with an extensive background in the exploration and production businesses. Led by Brent J. Smolik, who will be EP Energy's President and Chief Executive Officer after the separation, EP Energy's management team possesses deep knowledge of, and extensive experience in, its industry. For more information regarding EP Energy's management, see "Management."

Q:    What will the relationship between El Paso and EP Energy be following the spin-off?

A:
After the spin-off, El Paso will not own any shares of EP Energy common stock, and each of El Paso and EP Energy will be independent, publicly traded companies with their own management teams and boards of directors. However, in connection with the spin-off, we are entering into a number of agreements with El Paso that will govern the allocation between EP Energy and El Paso of El Paso's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after EP Energy's separation from El Paso and certain terms of these agreements will be in effect subsequent to the completion of the spin-off. See "Relationship with El Paso After the Spin-Off."

Q:    Will I have appraisal rights in connection with the spin-off?

A:
No. Holders of El Paso common stock are not entitled to appraisal rights in connection with the spin-off.

Q:    Who is the transfer agent for El Paso and EP Energy common stock?

A:
El Paso's transfer agent is Computershare Trust Company, N.A., whom we refer to as "Computershare." Upon consummation of the spin-off, we anticipate that Computershare will also serve as the transfer agent for EP Energy. Computershare's address and telephone number is as follows:

    Computershare Trust Company, N.A.
    250 Royall Street
    Canton, Massachusetts 02021-1011
    Telephone: (888) 843-5542 or (781) 575-4735
    (outside the United States, Canada and Puerto Rico)

Q:    Who is the distribution agent for the spin-off?

A:
Computershare will also serve as the distribution agent for the spin-off.

Q:    Whom can I contact for more information?

A:
If you have questions relating to the mechanics of the distribution of El Paso shares, you should contact the distribution agent at the address and telephone number provided above.

Before the spin-off, if you have questions relating to the spin-off, you should contact El Paso at:

El Paso Corporation
1001 Louisiana St.
Houston, Texas 77002
Attention: Bruce Connery, Vice President, Investor and Media Relations
Telephone: (713) 420-5855

SUMMARY

        The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning us or the spin-off, including information that may be important to you. We urge you to read the entire document carefully, including the risk factors, our pro forma financial information and our historical consolidated financial statements and the notes to those financial statements.

        Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of EP Energy from El Paso and the related distribution of our common stock.

EP Energy

        We are currently a wholly owned subsidiary of El Paso. Following the spin-off, we will be an independent, publicly traded company. El Paso will not retain any ownership interest in our company. Our assets and business consist of those that El Paso attributes to its existing exploration, development and production operations and that are reported in the exploration and production segment in its financial statements.

        We are one of North America's leading independent oil, natural gas and NGL producers. Domestically, we operate through three divisions: the Central, Western and Southern. We have a significant reserve base with a strategic presence in unconventional oil and natural gas resource areas, including large positions in four core programs (Haynesville, Altamont, Eagle Ford and Wolfcamp). We also have an international presence in Brazil and Egypt. We focus on large acreage positions, with low-risk, repeatable drilling opportunities that allow us to generate favorable returns. At approximately 3.4 trillion cubic feet equivalent in 2010, our proved reserves increased 22 percent from 2009, and we replaced 347 percent of our production. Our total company reserve replacement cost was $1.40 per million cubic feet equivalent, more than 30 percent better than in 2009, in spite of service cost inflation. The following table provides summary data for each of our areas of operation as of and for the year ended December 31, 2010.

	Estimated Net Proved Reserves
	Bcfe	% Proved Developed	Average Production MMcfe/d	Net Acres
United States(1)
Central
Haynesville Shale	584	36%	143	46,000
Other Central	750	82%	185	597,000
Western
Altamont	512	37%	51	190,000
Other Western	603	68%	109	847,000
Southern
Eagle Ford Shale	186	24%	6	170,000
Wolfcamp Shale	41	10%	—	138,000
Other Southern	393	90%	193	453,000
International
Brazil	101	89%	33	137,000
Egypt	—	—	—	1,102,000

Total Consolidated	3,170	60%	720	3,680,000

Unconsolidated Affiliate	192	83%	62

Total Combined	3,362	62%	782

(1)
In 2011, our Gulf Coast division was renamed the Southern division, and we made minor changes to the properties contained within our various domestic operation divisions. Division amounts for prior periods have not been adjusted to reflect these changes. There have not been other significant changes since December 31, 2010.

        In 2011, our capital budget is $1.6 billion, with roughly $1.5 billion targeting our domestic programs. Additionally, we allocated a higher percentage of capital to drilling and completions, which has resulted in year-over-year production growth. We will continue to focus on our domestic drilling programs in the Haynesville, Altamont, Eagle Ford and Wolfcamp areas, with an increased emphasis on our oil and liquids programs.

        For the six months ended June 30, 2011, we generated revenues of approximately $785 million and operating income of approximately $220 million. For the six months ended June 30, 2010, we generated revenues of approximately $1.0 billion and operating income of approximately $490 million. For the year ended December 31, 2010, we generated revenues of approximately $1.8 billion and operating income of approximately $731 million. For the year ended December 31, 2009, we generated revenues of approximately $1.8 billion and an operating loss of approximately $1.3 billion, which includes a non-cash ceiling test charge of approximately $2.1 billion.

        In connection with the spin-off, we and El Paso are entering into certain agreements, including a Separation and Distribution Agreement, a Transition Services Agreement, a Trademark License Agreement, a Tax Indemnity Agreement and an Employee Matters Agreement (all as defined herein), under which we and El Paso will, among other things, indemnify each other against certain liabilities arising from our respective businesses. See "Relationship with El Paso After the Spin-Off."

        References in this document to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, business or activities of the transferred business as it was conducted as part of El Paso and its subsidiaries prior to the spin-off. Our historical financial results as part of El Paso contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

        Our company was incorporated in Delaware on December 6, 1999. The address of our principal executive offices is 1001 Louisiana St, Houston, Texas 77002. Our main telephone number at that address is [                          ].

Our Business Strategy

        Our business strategy is to increase stockholder value by generating competitive returns from our capital investment programs and optimizing our existing asset base while growing proved reserves, production volumes and future drilling opportunities. The key elements of our strategy are as follows:

  •
  Focusing on repeatable, low-risk programs where we can generate future drilling opportunities;

  •
  Adding assets that fit our competencies through both new play entries and producing property acquisitions, and divesting of assets that no longer meet these criteria;

  •
  Continually sharpening our execution skills to improve capital and operating efficiency and maximize returns;

  •
  Funding our capital program in a manner that optimizes profitable growth and returns while maintaining financial strength and flexibility; and

  •
  Fostering a high energy, high performance culture that enables us to attract and retain a high quality workforce.

Our Competitive Strengths

High Quality Asset Base

        Our asset base has changed dramatically over the past four years and continues to grow. It is now lower risk, more concentrated, more domestic, more oily and more profitable. The fastest growing portion of our asset base is in unconventional reservoirs, primarily oil and gas shale plays.

Significant Oil and Liquids Rich Opportunities

        A key strength we have developed over the last two years has been our access to oil and liquids rich drilling programs. With the addition of the Eagle Ford and Wolfcamp shales, the ongoing development of our Altamont field and the recent addition of our Louisiana Wilcox program, we have added significant oil and liquids rich resources to our drilling program. It has allowed us to take advantage of rising oil prices and has significantly impacted cash flow generation by allocating significant capital to these areas. The development of these assets will result in accelerated growth in oil production, reserves and associated revenues.

Natural Gas Optionality

        While we are shifting capital toward oil and liquids rich programs, approximately 80 percent of our current production and reserve base is natural gas. A large percentage of our gas oriented acreage is held by production, which represents a valuable option should natural gas prices improve in the future.

Organizational and Team Capability

        We have an organizational structure that allows for greater ownership and accountability at the asset level through multi-disciplined asset teams and the formation of business units that are organized around our core development programs and base production optimization. These teams are focused on increasing our drilling opportunities and capital management and are incented to generate growth and improve returns. We have a centralized operations organization to accelerate the knowledge transfer around the execution of our drilling and completion programs and to continually enhance our field operations and base production performance. These teams are incented to ensure safe and reliable operations while delivering improved capital and operating efficiency. In addition, our supply chain management group is also part of this organization which allows us to partner with suppliers and leverage our cost of services across the entire operation.

Firmly Established "Execution" Culture

        We have developed an "execution" culture that is consistent with our strategy of pursuing assets with repeatable programs. Our operations teams have been able to reduce cycle times due to continuously improving our execution culture within our core programs that results in reduced costs and enhances program economics. We have established ourselves as the top tier operator in several of our core programs.

Building our Core Programs

        Over the past four years, we have followed a consistent strategy that is focused on areas where we have organizational competencies that offer repeatable drilling programs with the objective of reducing our development costs. At the same time, we have significantly improved the quality and depth of our drilling opportunities.

        Our principal focus today is in four core areas: the Haynesville Shale, the Eagle Ford Shale, the Altamont fractured tight sands and the Wolfcamp Shale. Our initial execution of this strategy was in the Haynesville Shale, where we piloted horizontal drill wells, experimenting with different horizontal lateral lengths and fracture stimulation staging, with the objective of delivering optimal capital efficiency, finding costs and returns. Today, we have drilled some of the most efficient wells in the area, and our production per-well is among the best in our area. This success was transferred to our Eagle Ford Shale program, where we have quickly improved our efficiency and productivity, reducing capital costs by 15 percent and cycle time by more than 40 percent since the beginning of 2010 in the central Eagle Ford area. Our wells have had initial production rates that range from 600 to over 1,000 Boe/d, and our oil production in this area has grown by approximately 160 percent since the beginning of the year. In late 2010, we established a new major oil shale position in the Wolfcamp Shale. Thus far in 2011, we have advanced our understanding of this area, recently completing a well with a 7,100 foot lateral length and 24 stages. This well showed an initial production rate of 660 Boe/d. We have also reengineered an existing oil asset; the Altamont field in Utah, where we are applying modern drilling and stimulation technology to develop this tight-sand field that, on a field wide basis, has only produced about 10 percent of the total estimated oil in place. We are also enhancing the value of this field by infill drilling. Altamont is an asset that offers significant future oil production growth and drilling opportunities.

Risk Factors

        Owning our common stock involves substantial risks. The risks described under the heading "Risk Factors" immediately following this summary may cause us not to realize the full benefits of our strengths or of the spin-off or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

  •
  The prices, supply, and demand for oil, natural gas and NGLs could be adversely affected by many factors outside of our control, which could negatively affect us.

  •
  We are subject to a complex set of laws and regulations that regulate the energy industry for which we have to incur substantial compliance costs. Such laws may also materially change in the future and increase the cost of our operations or otherwise negatively impact us.

  •
  Our operations are subject to operational hazards and uninsured risks, which could negatively affect us.

  •
  We are subject to increases in the costs to explore for, develop and produce oil, natural gas or NGLs, including increases in oil field service costs.

  •
  The success of our business depends upon our ability to find and replace reserves that we produce.

  •
  Estimating our reserves involves uncertainty, our actual reserves will likely vary from our estimates and negative revisions to our reserves estimates in the future could result in decreased earnings, losses and impairments.

  •
  The success of our business depends on continued access to the capital markets to fund our drilling programs.

Summary of the Spin-Off

        The following is a brief summary of the terms of the spin-off. Please see "The Spin-Off" for a more detailed description of the matters described below.

Distributing company	El Paso, which is currently the parent company of EP Energy. After the distribution, El Paso will not retain any shares of our common stock.
Distributed company	EP Energy, which is currently a wholly owned subsidiary of El Paso. After the distribution, EP Energy will be an independent, publicly traded company.
Shares to be distributed	Approximately [ ] million shares of our common stock, which constitutes all of the outstanding shares of our common stock immediately after the spin-off.
Distribution ratio	Each holder of El Paso common stock will receive [ ] shares of our common stock for each share of El Paso common stock held on the record date.
Fractional shares
The transfer agent will aggregate fractional shares into whole shares and sell them on behalf of stockholders in the open market at prevailing market prices and distribute the proceeds pro rata to each El Paso stockholder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. See "The Spin-Off—Treatment of Fractional Shares."
Distribution procedures
On or about the distribution date, the distribution agent will distribute the shares of our common stock by crediting those shares to book-entry accounts established by the transfer agent for persons who were stockholders of El Paso as of 5:00 p.m., New York time, on the record date. You will not be required to make any payment or surrender or exchange your El Paso common stock or take any other action to receive your shares of our common stock. However, as discussed below, if you sell shares of El Paso common stock in the "regular way" market between the record date and the distribution date, you will be selling your right to receive the associated shares of our common stock in the distribution. Registered stockholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial stockholders will receive information from their brokerage firms.
Distribution agent, transfer agent and registrar for our shares of common stock	Computershare Trust Company, N.A.
Record date	5:00 p.m. New York time on [ ], 2011.
Distribution date	[ ], 2011.

Trading prior to or on the distribution date	It is anticipated that, beginning shortly before the record date, El Paso's shares will trade in two markets on the New York Stock Exchange (the "NYSE"), a "regular way" market and an "ex-distribution" market. Investors will be able to purchase El Paso shares without the right to receive shares of our common stock in the ex-distribution market for El Paso common stock. Any holder of El Paso common stock who sells El Paso shares in the "regular way" market on or before the distribution date will also be selling the right to receive shares of our common stock in the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling El Paso common stock prior to or on the distribution date.
Assets and liabilities transferred to the distributed company
Before the distribution date, we and El Paso will enter into a Separation and Distribution Agreement (the "Separation and Distribution Agreement") that will contain the key provisions relating to the separation of our business from El Paso and the distribution of our shares of common stock. The Separation and Distribution Agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by El Paso in the spin-off and describe when and how these transfers, assumptions and assignments will occur. See "Relationship with El Paso After the Spin-Off—The Separation and Distribution Agreement."

Cash payments to El Paso prior to the spin-off	Prior to completion of the spin-off, we intend to repay our intercompany debt and accounts payable owed to El Paso, which were $636 million in aggregate principal amount and $145 million, respectively, as of June 30, 2011. We will also distribute all of our remaining cash and cash equivalents to El Paso, except for a cash and cash equivalents balance of approximately $50 million as of the distribution date. We intend to issue debt securities in the amount of approximately $2.0 billion to $2.25 billion to repay the intercompany debt and accounts payable to El Paso, to make the cash distribution to El Paso, to repay certain other third party borrowings, and to provide us with sufficient liquidity for our operations after the spin-off. See "—Incurrence of debt" below. The amount of the actual distribution to El Paso will depend on various factors, including the actual principal amount of debt securities issued by us and the actual outstanding balances of our intercompany debt and accounts payable and our actual third party borrowings at the time of the distribution. EP Energy's debt issuance and cash distribution to El Paso are intended to appropriately recapitalize both EP Energy and El Paso as independent companies after the spin-off. See "The Spin-Off—Recapitalization of El Paso and EP Energy".
Relationship with El Paso after the spin-off
Before the distribution date, we and El Paso will also enter into agreements to define various continuing relationships between El Paso and us in various contexts. In addition to the Separation and Distribution Agreement described above, we will enter into a Transition Services Agreement (the "Transition Services Agreement") under which we and El Paso will provide each other certain transition services on an interim basis. We will also enter into a Tax Indemnity Agreement with El Paso (the "Tax Indemnity Agreement"), which will provide for an indemnity for taxes incurred before and after the distribution. See "Relationship with El Paso After the Spin-Off" for a discussion of these agreements and other agreements we will enter into with El Paso.

Indemnities	We will indemnify El Paso under the Tax Indemnity Agreement for the taxes resulting from any acquisition or issuance of our stock that triggers the application of Section 355(e) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). For a discussion of Section 355(e), please see "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off." Certain future events that may or may not be within our control, including certain extraordinary purchases of our common stock, could trigger the application of Section 355(e). We also will indemnify El Paso under the Tax Indemnity Agreement from all liability for taxes attributable to us (or any of our subsidiaries) relating to taxable periods ending on or before the spin-off date, including any taxes arising from the spin-off to the extent attributable to an act or omission of ours or a misstatement of facts relating to us in submissions to the IRS in connection with obtaining the private letter ruling. See "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement." Under the Separation and Distribution Agreement, we will also indemnify El Paso and its remaining subsidiaries against various claims and liabilities relating to the past operation of our business. See "Relationship with El Paso After the Spin-Off—The Separation and Distribution Agreement."
U.S. federal income tax consequences
El Paso has requested a private letter ruling from the IRS and expects to obtain an opinion of counsel that the distribution of shares of EP Energy common stock in the spin-off will qualify as a tax-free distribution for U.S. federal income tax purposes. Certain U.S. federal income tax consequences of the spin-off are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."
Conditions to the spin-off	The consummation of the spin-off is subject to certain conditions, including but not limited to:
• the issuance of approximately $2.0 billion to $2.25 billion of debt by us;

•       the making of a cash distribution from EP Energy to El Paso, the repayment by EP Energy to El Paso of outstanding intercompany debt and accounts payable and the repayment of outstanding debt under our third party credit facilities; although these balances will adjust over time, based upon the balances in effect as of June 30, 2011, the cash distribution to El Paso would be approximately $1.0 billion, the repayment of the intercompany debt and accounts payable would be approximately $636 million and $145 million, respectively, and the repayment of the outstanding debt under our third party credit facilities would be approximately $400 million;

• the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act;

•       the private letter ruling El Paso has requested from the IRS with respect to the tax treatment of the spin-off shall have been received and shall not have been revoked or modified by the IRS in any material respect and El Paso shall have received an opinion from its tax counsel regarding the tax-free status of the spin-off as of the distribution date; and

•       El Paso shall have obtained a solvency opinion satisfactory to El Paso to the effect that (i) following the spin-off and related transactions, both El Paso and EP Energy will be solvent and adequately capitalized, and (ii) both El Paso and EP Energy have adequate surplus under Delaware law to make their respective distributions.

We cannot assure you that any or all of these conditions will be met. See "The Spin-Off—Spin-Off Conditions and Termination."
Reasons for the spin-off	El Paso's board and management believe our separation from El Paso will provide the following benefits, among others:
• to allow the executive management of each of El Paso and EP Energy to concentrate on, and give their full and undivided attention to, their respective businesses;
• to enhance the credit of El Paso, thereby lowering its cost of capital; and
• to provide the employees of each company with equity-based compensation arrangements tied directly to their respective company's business results.
For more information, see "The Spin-Off—Reasons for the Spin-Off."

Stock exchange listing	Currently there is no public market for our common stock. We have applied for listing of our common stock on the NASDAQ Global Select Market under the symbol "EPE." We anticipate that trading will commence on a when-issued basis shortly before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution of our shares of common stock in the spin-off, when-issued trading in respect of our common stock will end and "regular way" trading will begin. "Regular way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock following the spin-off. In addition, El Paso common stock will remain outstanding and will continue to trade on the NYSE.
Dividend policy
Although we plan to pay a dividend, we currently intend to retain substantially all of our future earnings to support the growth and development of our business. As a result, we do not expect to pay substantial dividends in the near term. However, all decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. See "Dividend Policy."
Incurrence of debt
We intend to issue debt securities in the amount of approximately $2.0 billion to $2.25 billion prior to the distribution. In addition, in anticipation of the spin-off, in June 2011, we renewed our credit facility with certain financial institutions. The credit facility provides a revolving credit arrangement to satisfy our anticipated working capital requirements and other financing needs. We anticipate that immediately following the distribution date, we will have combined cash and cash equivalents and available liquidity under the credit facility totaling approximately $1.0 billion. The terms of the credit facility include customary covenants that, among other things, require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "The Spin-Off—Recapitalization of El Paso and EP Energy."

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

        The following table presents our summary historical consolidated financial information. The historical consolidated financial information as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is derived from our audited consolidated financial statements included in this information statement. The historical consolidated financial information as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 is derived from our unaudited consolidated financial statements included in this information statement. The following table also presents a summary of our unaudited pro forma condensed consolidated financial data, which is included in this information statement and has been prepared to reflect the adjustments to our historical financial information to give effect to the following, among other things:

  •
  the planned distribution of approximately [            ] million shares of our common stock to El Paso stockholders;

  •
  the assumed issuance of approximately $2.25 billion of debt. As part of the spin-off we expect to issue between $2.0 billion and $2.25 billion of debt;

  •
  the repayment of outstanding borrowings on the existing revolving line of credit, which at June 30, 2011, was $400 million;

  •
  the repayment to El Paso of outstanding intercompany debt and accounts payable, which at June 30, 2011 were $636 million and $145 million, respectively;

  •
  the cash distribution of approximately $1.0 billion to El Paso; and

  •
  the reclassification of intercompany transactions as third party transactions.

        The unaudited pro forma condensed consolidated statements of income data have been prepared as though these transactions occurred as of January 1, 2010 and the unaudited pro forma condensed consolidated balance sheet data assume that these transactions occurred as of June 30, 2011. The unaudited pro forma condensed consolidated financial data are subject to the assumptions and adjustments set forth in the accompanying notes. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable.

        You should read the summary historical and unaudited pro forma condensed consolidated financial data and notes thereto in conjunction with our audited and unaudited consolidated financial statements and the notes to the audited and unaudited consolidated financial statements included in this information statement. You should also read the sections entitled "Selected Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The unaudited pro forma condensed consolidated financial data are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the spin-off occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

        The unaudited pro forma condensed consolidated financial data constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in this information statement.

	Six Months Ended June 30,			Year Ended December 31,
(In millions)	2011	2011	2010	2010	2010	2009	2008
	Pro Forma	Historical		Pro Forma	Historical
Statements of Income Data
Operating revenues(1)	$785	$785	$1,016	$1,789	$1,789	$1,828	$2,762
Operating income (loss)(2)	220	220	490	731	731	(1,317)	(1,533)
Net income (loss)(2)	120	152	315	374	443	(911)	(1,263)
Statements of Cash Flow Data
Net cash provided by operating activities		$663	$632		$1,067	$1,573	$2,218
Net cash used in investing activities(3)		(652)	(429)		(1,130)	(1,156)	(993)
Net cash used in financing activities		(51)	(344)		(46)	(336)	(1,237)

	June 30,		December 31,
(In millions)	2011	2011	2010	2009
	Pro Forma	Historical	Historical
Consolidated Balance Sheet Data
Cash and cash equivalents	$50	$34	$74	$183
Property, plant and equipment	22,331	22,331	21,692	20,846
Accumulated depreciation, depletion and amortization	(18,141)	(18,141)	(17,968)	(17,853)

Property, plant and equipment, net	4,190	4,190	3,724	2,993
Total assets	5,306	5,267	4,938	4,457
Long-term debt	2,251	401	301	835
Note payable to affiliate	—	636	781	292

(1)
Includes the impact of realized and unrealized gains on financial derivatives of $23 million and $284 million for the six months ended June 30, 2011 and 2010 and $390 million, $687 million and $196 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(2)
Includes non-cash ceiling test charges of $2.1 billion in 2009 and $2.8 billion in 2008, principally as a result of declines in commodity prices.

(3)
Includes cash paid for acquisitions of $1 million and $10 million for the six months ended June 30, 2011 and 2010 and $51 million, $131 million and $58 million for the years ended December 31, 2010, 2009 and 2008, respectively.

RISK FACTORS

Risks Relating to Our Business

The supply and demand for oil, natural gas and NGLs could be adversely affected by many factors outside of our control, which could negatively affect us.

        Our success depends on the supply and demand for oil, natural gas and NGLs which will depend on many other factors outside of our control, which include, among others:

  •
  Adverse changes in global economic conditions, including changes that negatively impact general demand for oil and its refined products; power generation and industrial loads for natural gas; and petrochemical, refining and heating demand for NGLs;

  •
  The relative growth of natural gas-fired power generation, including the speed and level of existing coal-fired generation that is replaced by natural gas-fired generation which could be offset by the growth of various renewable energy sources;

  •
  Adoption of various energy efficiency and conservation measures;

  •
  Increased prices of oil, natural gas or NGLs that could negatively impact the demand for these products;

  •
  Perceptions of customers on the availability and price volatility of our products, particularly customers' perceptions on the volatility of natural gas prices over the longer-term;

  •
  Adverse changes in geopolitical factors, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to agree upon and maintain certain production levels, political unrest and changes in foreign governments in energy producing regions of the world and unexpected wars, terrorist activities and others acts of aggression;

  •
  Technological advancements that may drive further increases in production from oil and natural gas shales;

  •
  The need of many producers to drill to maintain leasehold positions regardless of current prices;

  •
  The oversupply of NGLs that may be caused by the wider spread between oil and natural gas prices;

  •
  Competition from imported LNG and Canadian supplies and alternate fuels; and

  •
  Increased costs to explore for, develop and produce oil, natural gas or NGLs, including increases in oil field service costs.

The prices for oil, natural gas and NGLs could be adversely affected by many factors outside of our control, which could negatively affect us.

        Our success depends upon the prices we receive for our oil, natural gas and NGLs. Oil, natural gas and NGL prices historically have been volatile and are likely to continue to be volatile in the future, especially given current global geopolitical and economic conditions. There is a risk that commodity prices could remain depressed for sustained periods, especially in relation to natural gas prices, which are at relatively low levels at this time. Subject to our risk mitigation and hedging strategies, we are more likely to be impacted by short-term changes in commodity prices. However, we can be negatively impacted in the long-term by sustained depression in commodity prices for oil, natural gas or NGLs, including reductions in our drilling opportunities. The prices for oil, natural gas and NGLs are subject to a variety of additional factors that are outside of our control, which include, among others:

  •
  Changes in regional, domestic and international supply and demand;

  •
  Volatile trading patterns in commodity-futures markets;

  •
  Changes in the costs of exploring for, developing, producing and marketing each of these products;

  •
  Increased federal and state taxes, if any, on the sale of oil, natural gas and NGL; and

  •
  The price and availability of supplies of alternative energy sources.

        In addition to negatively impacting our cash flows, prolonged or substantial declines in these commodity prices can negatively impact our estimated proven oil and natural gas reserves, which can cause us to incur non-cash charges to earnings. The majority of our proved reserves at December 31, 2010, are natural gas and, as a result, we are substantially more sensitive to changes in natural gas prices than to changes in oil and NGL prices. In addition, such decreases in commodity prices could negatively impact the amount of oil and natural gas production that we can produce economically in the future. On the other hand, increases in these commodity prices may be offset by increases in drilling costs, production taxes and lease operating costs that typically result from any increase in such commodity prices.

If natural gas and oil prices decrease, we may be required to take write-downs of the carrying values of our natural gas and oil properties.

        Accounting rules require that we review periodically the carrying value of our natural gas and oil properties for possible ceiling test charges. Based on specific market factors and circumstances at the time of prospective ceiling test reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our natural gas and oil properties. A writedown constitutes a non-cash charge to earnings. For example, as a result of significant declines in commodity prices, we recorded non-cash ceiling test charges of $2.1 billion in 2009 and $2.8 billion in 2008. We may incur ceiling test charges in the future, which could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Our use of derivative financial instruments could result in financial losses.

        We use futures, over-the-counter options and swaps to mitigate our commodity price and basis exposures. However, we do not typically hedge all of these exposures. For example, we do not typically hedge positions beyond several years with regard to commodity or basis risks. As a result, we are subject to commodity price and basis exposure since our business has multi-year drilling programs for our proved reserves and unproved resources.

        The derivative contracts we enter into to mitigate commodity price risk are not designated as accounting hedges and are therefore marked to market. As a result, we still experience volatility in our revenues and net income as a result of changes in commodity prices, counterparty non-performance risks, correlation factors and changes in the liquidity of the market. Furthermore, the valuation of these financial instruments involves estimates that are based on assumptions that could prove to be incorrect and result in financial losses. Although we have internal controls in place that impose restrictions on the use of derivative instruments, there is a risk that such controls will not be complied with or will not be effective and we could incur substantial losses on our derivative transactions. The use of derivatives, to the extent they require collateral posting with our counterparties, could impact our working capital and liquidity when commodity prices or interest rates change. The potential impact of the recent federal legislation regulating derivative transactions on our collateral posting requirements is not certain at this time and we could be required to post additional collateral as a result of the implementing regulations.

        To the extent we enter into derivative contracts to manage our commodity price exposure, basis and interest rate exposures, we may forego the benefits we could otherwise experience if such prices, differentials or rates were to change favorably. In addition, when we enter into fixed price derivative contracts, we could experience losses and be required to pay cash to the extent that commodity prices, basis positions or interest rates were to increase above the fixed price.

Our businesses are subject to competition from third parties, which could negatively affect us.

        The oil, natural gas and NGL businesses are highly competitive. We compete with third parties in the search for and acquisition of leases, properties and reserves, as well as the equipment, materials and services required to explore for and produce our reserves. There has been intense competition for the acquisition of leasehold positions, particularly in many of the oil and natural gas shale plays. Our competitors include the major and independent oil and natural gas companies, foreign banks and oil companies and individual producers, many of which have financial and other resources that are substantially greater than those available to us. Similarly, we compete with many third parties in the sale of oil, natural gas and NGLs to customers, some of which have substantially larger market positions, marketing staff and financial resources than us.

        Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs of rigs, equipment, supplies and personnel are substantially greater and their availability may be limited. Additionally, these services may not be available on commercially reasonable terms. The high cost or unavailability of drilling rigs, equipment, supplies, personnel and other oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget, which could have a material adverse effect on our business, financial condition or results of operations.

Our operations are subject to operational hazards and uninsured risks, which could negatively affect us.

        Our operations are subject to a number of inherent risks including fires, earthquakes, adverse weather conditions (such as extreme cold or heat, hurricanes, tornadoes, lightning and flooding) and other natural disasters; terrorist activity or acts of aggression; the collision of equipment of third parties on our infrastructure; explosions, mechanical and process safety failures, well blowouts, formations with abnormal pressures and collapses of wellbore casing or other tubulars; events causing our facilities to operate below expected levels; uncontrollable flows of natural gas, oil, brine or well fluids, release of pollution or contaminants into the environment (including discharges of toxic gases or substances) and other environmental hazards. Each of these risks could result in (a) damage or destruction of our facilities, (b) damages and injuries to persons and property or (c) business interruptions while damaged energy infrastructure is repaired or replaced, each of which could cause us to suffer substantial losses. Our offshore operations may encounter additional marine perils, including hurricanes and other adverse weather conditions, damage from collisions with vessels, and governmental regulations (including interruption or termination of drilling rights by governmental authorities based on environmental, safety and other considerations).

        While we maintain insurance against some of these risks in amounts that we believe are reasonable, our insurance coverages have material deductibles, self-insurance levels, limits on our maximum recovery and do not cover all risks. For example, for periods prior to the spin-off, we will be required to share deductibles, self-insurance levels and coverage amounts with El Paso and as a result we may not be fully covered for risks associated with our business. With regard to periods following the spin-off, we will obtain standalone policies for our company that will be effective as of the spin-off. It is likely that material changes will be made to the insurance coverages that are in existence prior to the spin-off, including reducing overall coverage amounts and adjusting deductibles and self-retention amounts. These changes may expose us to additional risks that were previously insured prior to the spin-off. The changes in coverages will also likely be more expensive than our allocated share of the existing El Paso corporate policies in existence. In addition, we may be unable to obtain insurance coverage on terms that we find acceptable and/or reasonable for certain exposures including, but not limited to certain environmental exposures (including potential environmental fines and penalties), business interruption, named windstorm/hurricane exposures and, in limited circumstances, certain political risk exposures. The premiums and deductibles we pay for certain insurance policies are also subject to the risk of substantial increases over time that could negatively impact our financial results. There is also a risk that our insurers may default on their insurance coverage obligations. As a result, we could be adversely affected if a significant event occurs that is not fully covered by insurance.

Our operations are subject to joint ventures or operations by third parties, which could negatively impact our control and operation of these operations. Our inability to find appropriate partners for our operations could also have a negative impact on our growth.

        Some of our operations and interests are subject to joint ventures or are operated by other companies. The most significant joint venture is our equity interest in Four Star Oil & Gas Company ("Four Star"). Although we operate the substantial majority of the properties in our business, certain of the properties are operated by third party working interest owners. In certain cases, (a) we have limited ability to influence or control the day-to-day operation of such properties, including compliance with environmental, safety and other regulations, (b) we cannot control the amount of capital expenditures that we are required to fund with respect to these properties, (c) we are dependent on third parties to fund their required share of capital expenditures and (d) we may have restrictions or limitations on our ability to sell our interests in these jointly owned assets.

We are vulnerable to risks associated with operating in the Gulf of Mexico.

        Our operations and financial results could be significantly impacted by conditions in the Gulf of Mexico because we explore and produce in that area. As a result of this activity, we are vulnerable to the risks associated with operating in the Gulf of Mexico, including those relating to:

  •
  adverse weather conditions;

  •
  oil field service costs and availability;

  •
  compliance with environmental, safety and other laws and regulations that may become more stringent in the future;

  •
  obligations to retire assets that are no longer in service;

  •
  remediation and other costs resulting from oil spills or releases of hazardous materials; and

  •
  failure of equipment or facilities.

        Further, production of reserves from reservoirs in the shallow waters of the Gulf of Mexico shelf generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production, and as a result, our reserve replacement needs from new prospects may be greater there than for our operations elsewhere. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

We are subject to a complex set of laws and regulations that regulate the energy industry for which we have to incur substantial compliance and remediation costs.

        Our operations are subject to a complex set of federal, state and local laws and regulations. These laws include federal and state regulatory approvals associated with drilling and spacing units, drilling locations, allowable production from wells, unitization or pooling of oil and gas properties, spill prevention plans, limitations on venting or flaring of natural gas and competitive bidding rules on federal and state lands. Generally, the regulations have become more stringent over time and impose more limitations on our operations and cause more costs to be incurred to comply with such increased regulation. Many of these approvals are subject to considerable discretion by the regulatory agencies with respect to the timing and scope of approvals and permits issued. Our inability to obtain these regulatory approvals on terms acceptable to us on a timely basis could have a material negative impact on our operations and financial results. We may also incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. Such costs could have a material adverse effect on our business, financial condition and results of operations.

        Also, some of our assets are located and operate on federal, state, local or tribal lands and are typically regulated by one or more federal, state or local agencies. For example, we have drilling and production operations that are located on federal lands located both onshore and offshore, which are regulated by the U.S. Department of the Interior ("DOI"), particularly by the Bureau of Land Management ("BLM") and the Bureau of Ocean Energy Management, Regulation and Enforcement. We also have operations on Native American tribal lands, which are regulated by the DOI, particularly by the Bureau of Indian Affairs, as well as local tribal authorities. Operations on these properties are often subject to additional regulations and compliance obligations, which can delay our access to such lands and impose additional compliance costs. There are also various laws and regulations that regulate various market practices in the industry, including antitrust laws and laws that prohibit fraud and manipulation in the markets in which we operate. The authority of the Federal Trade Commission ("FTC") and the Commodity Futures Trading Commission ("CFTC") to impose penalties for violations of laws or regulations has generally increased over the last few years.

Our operations are subject to governmental laws and regulations relating to environmental matters, which may expose us to significant costs and liabilities and could exceed current expectations. In addition, regulations relating to climate change and energy conservation may adversely affect our operations.

        Our business is subject to laws and regulations that govern environmental matters. These regulations include compliance obligations for air emissions, water quality, wastewater discharge and solid and hazardous waste disposal, as well as regulations designed for the protection of threatened or endangered species. Various governmental authorities, including the U.S. Environmental Protection Agency ("EPA"), the DOI, the Bureau of Indian Affairs and analogous state agencies and tribal governments, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions, such as installing and maintaining pollution controls, and maintaining measures to address personnel and process safety and protection of the environment and animal habitat near our operations. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the imposition of stricter conditions on or revocation of permits, the issuance of injunctions limiting or preventing some or all of our operations, delays in granting permits and cancellation of leases. Our exploration and production operations outside the United States are subject to various types of regulations similar to those described above imposed by the governments of the countries in which we operate, and may affect our operations and costs within those countries.

        In addition, there have been various legislative and regulatory proposals at the federal and state levels to address climate change and to regulate greenhouse gas ("GHG") emissions. The EPA and several state environmental agencies have already adopted regulations to regulate GHG emissions. Although natural gas as a fuel supply for power generation has the least GHG emissions of any fossil fuel, it is uncertain at this time what impact the existing and proposed regulations will have on the demand for natural gas and on our operations. This will largely depend on what regulations are ultimately adopted, including the level of any emission standards; the amount and costs of allowances, offsets and credits granted; and incentives and subsidies provided to other fossil fuels, nuclear power and renewable energy sources. Although the EPA has adopted a tailoring rule to regulate GHG emissions, it is not expected to materially impact our operations until 2016. However, the tailoring rule is subject to judicial reviews and such reviews could result in the EPA being required to regulate GHG emissions at lower levels that could subject many of our larger facilities to regulation prior to 2016. There have also been various legislative and regulatory proposals at the federal and state levels to address various emissions from coal-fired power plants. Although such proposals will generally favor the use of natural gas-fired power plants over coal-fired power plants, it remains uncertain what regulations will ultimately be adopted and when they will be adopted. In addition, any regulations regulating GHG emissions would likely increase our costs of compliance by requiring us to monitor emissions, install additional equipment to reduce carbon emissions and possibly to purchase emission credits, as well as potentially delay the receipt of permits and other regulatory approvals. While we may be able to include some or all of the costs associated with our environmental liabilities and environmental compliance in the prices at which we sell oil, natural gas and NGLs, our ability to recover such costs is uncertain and may depend on events beyond our control.

        Further, there have been various legislative and regulatory proposals at the federal and state levels to provide incentives and subsidies to (a) shift more power generation to renewable energy sources and (b) support technological advances to drive less energy consumption. These incentives and subsidies could have a negative impact on oil, natural gas and NGL consumption and thus have negative impacts on our operations and financial results.

New legislation or regulation on safety procedures in exploration and production operations could require us to adopt expensive measures and adversely impact our results of operation.

        Partially as a result of a recent explosion on an offshore platform of a third party and subsequent release of oil into the Gulf of Mexico, there have been various regulations proposed and implemented that could materially impact the costs of exploration and production operations, as well as cause substantial delays in the receipt of regulatory approvals from both an environmental and safety perspective. Although our presence offshore has been greatly reduced (including having no operations in the deepwater), such proposed and implemented regulations could impact our remaining operations in the Gulf of Mexico. It is also possible that similar, more stringent, regulations might be enacted or delays in receiving permits may occur in other areas, such as in offshore regions of other countries (such as Brazil) and in other onshore regions of the United States (including drilling operations on other federal or state lands).

Legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

        We currently use hydraulic fracturing extensively in all of our core programs. Hydraulic fracturing typically involves the injection of water, sand and additives under pressure into rock formations in order to stimulate hydrocarbon production. We find that the use of hydraulic fracturing is necessary to produce commercial quantities of oil and natural gas from many of the reservoirs in which we operate. Recently, there have been a number of initiatives and proposed initiatives at the federal, state and local level to ban or regulate hydraulic fracturing and to study the environmental impacts of hydraulic fracturing and the need for further regulation of the practice. For example, debate has intensified over whether certain of the chemical constituents in hydraulic fracturing fluids may contaminate drinking water supplies, with some members of Congress and others proposing to revisit the exemption of hydraulic fracturing from the permitting requirements of the Safe Drinking Water Act (SDWA). Eliminating this exemption could establish an additional level of regulation and permitting at the federal level, and could make it easier for third parties opposed to the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect the environment, including groundwater, soil or surface water.

        Even in the absence of new legislation, the EPA recently asserted the authority to regulate hydraulic fracturing involving the use of diesel additives under the SDWA's Underground Injection Control Program. The EPA's interpretation of its authority is being challenged in federal court by several industry groups. In addition, in at least one case, the EPA has relied on its authority under the SDWA to address "an imminent and substantial endangerment" to issue emergency enforcement orders directed at certain hydraulic fracturing operations in the Barnett Shale that allegedly contaminated underground supplies of drinking water. The operator subject to those orders has also challenged the EPA's authority in federal court.

        Scrutiny of hydraulic fracturing activities continues in other ways, with the EPA having commenced a multi-year study of the potential environmental impacts of hydraulic fracturing on drinking water, the initial results of which are anticipated to be available by late 2012. Hydraulic fracturing operations require the use of water and the disposal or recycling of water that has been used in operations. The federal Clean Water Act (CWA) restricts the discharge of produced waters and other pollutants into navigable waters and requires permits before any pollutants may be discharged. The CWA and comparable state laws and regulations provide for penalties for unauthorized discharges of pollutants including produced water, oil, and other hazardous substances. Compliance with and future revisions to requirements and permits governing the use, discharge, and recycling of water for hydraulic fracturing may increase our costs and cause delays, interruptions or terminations of our operations which cannot be predicted.

        The EPA is also turning its attention to air emissions from hydraulic fracturing operations. For example, in late July of 2011 the EPA published a proposed rule pursuant to its authority under the Clean Air Act that would, for the first time, subject certain oil and gas production operations to new source performance standards for volatile organic compound emissions. These new rules, if adopted, would require oil and gas operators to employ "green completion" technology to reduce methane emissions during the completion of hydraulically fractured wells.

        Several states have also adopted or are considering legislation requiring the disclosure of fracturing fluids and other restrictions on hydraulic fracturing operations, including states in which we operate. The DOI is also considering disclosure requirements or other mandates for hydraulic fracturing on federal land, which, if adopted, would affect our operations on federal lands. The Department of Energy ("DOE") is conducting hearings to assess the need to implement actions to lessen the environmental impact associated with hydraulic fracturing operations. Initiatives by the EPA and other federal and state regulators to expand their regulation of hydraulic fracturing, together with the possible adoption of new federal or state laws or regulations that significantly restrict hydraulic fracturing, could result in delays, eliminate certain drilling and injection activities, make it more difficult or costly for us to perform hydraulic fracturing, increase our costs of compliance and doing business, and delay or prevent the development of unconventional hydrocarbon resources from shale formations that are not commercial without the use of hydraulic fracturing.

The adoption and implementation of new statutory and regulatory requirements for derivative transactions could have an adverse impact on our ability to hedge risks associated with our business and increase the working capital requirements to conduct these activities.

        Federal legislation was enacted in 2010 to impose additional regulation on derivative transactions. The CFTC is in the process of adopting and/or implementing regulations, including the creation of position limits and certain exemptions from the general requirement that swap transactions be cleared through a central exchange for which collateral must be posted. Although we do not currently expect that such regulations will have a material adverse impact on us, the regulations have not been finalized and there is a risk that the regulations ultimately adopted might negatively impact our marketing activities as well as our hedging activities. For example, the currently proposed regulations generally do not appear to require collateral to be posted for our hedging transactions by either us or our counterparties, which are often financial institutions. However, if we were required to post collateral for our hedging transactions in the future either pursuant to the final regulations that are adopted or by our counterparties, then it would (a) negatively impact our liquidity and reduce cash available for capital expenditures and/or (b) reduce our ability to enter into hedges to reduce our commodity price exposure thereby making our results of operation more volatile and our cash flows less predictable. In addition, the new regulations could also significantly reduce the availability of counterparties and derivatives, increase the costs of derivatives that are available and negatively alter the terms of the derivative contracts.

Tax laws and regulations may change over time, including the elimination of federal income tax deductions currently available with respect to oil and gas exploration and development.

        Tax laws and regulations are highly complex and subject to interpretation, and the tax laws and regulations to which we are subject may change over time. Our tax filings are based upon our interpretation of the tax laws in effect in various jurisdictions at the time that the filings were made. If these laws or regulations change, or if the taxing authorities do not agree with our interpretation of the effects of such laws and regulations, it could have a material adverse effect on us. Among the changes contained in President Obama's budget proposal for fiscal year 2012, released by the White House on February 14, 2011, is the elimination of certain U.S. federal income tax provisions currently available to oil and gas exploration and production companies. Such changes include, but are not limited to:

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  the repeal of the percentage depletion allowance for oil and gas properties;

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  the elimination of current expensing of intangible drilling and development costs;

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  the elimination of the deduction for certain U.S. production activities; and

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  an extension of the amortization period for certain geological and geophysical expenditures.

        Members of Congress have introduced legislation with similar provisions in the current session. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective. The passage of any legislation as a result of the budget proposal or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development. The elimination of such federal tax deductions, as well as any changes to or the imposition of new state or local taxes (including the imposition of, or increases in production, severance or similar taxes) could negatively affect our financial condition and results of operations.

We are exposed to the credit and performance risks of our counterparties and our risk management may not be adequate to protect against such risk.

        We are subject to the risk that our counterparties fail to make payments to us within the time required under our contracts. Our current largest exposure is with some of our hedging transactions. Our credit procedures and policies may not be adequate to fully eliminate counterparty credit risk. In addition, in certain situations, we may assume certain additional credit risks for competitive reasons or otherwise. If our existing or future counterparties fail to pay and/or perform, we could be adversely affected.

        In addition, as an owner of drilling and production facilities with significant capital expenditures in our business, we rely on contractors for certain construction, drilling and completion operations and we rely on suppliers for key materials, supplies and services, including steel mills, pipe and tubular manufacturers and oil field service providers. There is a risk that such contractors and suppliers may experience credit and performance issues that could adversely impact their ability to perform their contractual obligations with us, including their performance and warranty obligations. This could result in delays or defaults in performing such contractual obligations and increased costs to seek replacement contractors, each of which could adversely impact us.

Our business requires the retention and recruitment of a skilled workforce and the loss of employees could result in the failure to implement our business plans.

        Our business requires the retention and recruitment of a skilled workforce including engineers, technical personnel, geoscientists and land personnel and other professionals. We compete with other companies in the energy industry for this skilled workforce. We are developing new compensation and benefit programs following the spin-off that are designed to be competitive among our industry peers. There is a risk that these new programs may not be successful in retaining and recruiting these professionals or that we could experience increased costs. If we are unable to retain our current employees and/or recruit new employees of comparable knowledge and experience, our business could be negatively impacted.

The success of our business depends upon our ability to find and replace reserves that we produce.

        Similar to our competitors, we have a reserve base that is depleted as it is produced. Unless we successfully replace the reserves that we produce, our reserves will decline, which will eventually result in a decrease in oil and natural gas production and lower revenues and cash flows from operations. We historically have replaced reserves through both drilling and acquisitions. The business of exploring for, developing or acquiring reserves requires substantial capital expenditures. If we do not continue to make significant capital expenditures (such as if our access to capital resources becomes limited) or if our exploration, development and acquisition activities are unsuccessful, we may not be able to replace the reserves that we produce, which would negatively affect us. In addition, we have certain areas in which we have incurred material costs to explore for and develop reserves. These unproved property costs include non-producing leasehold, geological and geophysical costs associated with unevaluated leasehold or drilling interests, and exploration drilling costs in investments in unproved properties and major development projects in which we own a direct interest. We exclude these costs from our full cost pool amortization base on a country-by-country basis until proved reserves are found or until it is determined that the costs are impaired. We have incurred unevaluated capitalized costs associated with development and exploration activities in Brazil and Egypt. If costs are determined to be impaired, the amount of any impairment is transferred to the full cost pool if a reserve base exists or is expensed if a reserve base has not yet been created. Impairments transferred to the full cost pool increase the depletion rate for that country.

Our oil and natural gas drilling and producing operations involve many risks and our production forecasts may differ from actual results.

        Our success will depend on our drilling results. Our drilling operations are subject to the risk that (a) we may not encounter commercially productive reservoirs or (b) if we encounter commercially producible reservoirs, we either may not fully recover our investments or that our rates of return will be less than expected. We are also subject to the risk that we encounter unexpected drilling conditions. Our past performance should not be considered indicative of future drilling performance. For example, we have recently acquired acreage positions in two new oil and natural gas shale areas for which we plan to incur substantial capital expenditures over the next several years. It remains uncertain whether we will be successful in exploring for the reserves in these regions or in developing the reserves that are found. Our success in such areas will depend in part on our ability to successfully transfer our experiences from existing areas into these new shale plays. As a result, there remains uncertainty on the results of our drilling programs, including our ability to realize proved reserves or to earn acceptable rates of return on our drilling programs. From time to time, we provide forecasts of expected quantities of future production. These forecasts are based on a number of estimates, including expectations of production from existing wells and the outcome of future drilling activity. Our forecasts could be different from actual results and such differences could be material.

Our business depends on access to oil, natural gas and NGL processing, gathering and transportation systems and facilities.

        The marketability of our oil, natural gas and NGL production depends in large part on the operation, availability, proximity, capacity and expansion of processing, gathering and transportation facilities owned by third parties. We can provide no assurance that sufficient transportation capacity will exist or that we will be able to obtain sufficient transportation capacity on economic terms. A lack of available capacity on processing, gathering and transportation facilities or delays in their planned expansions could result in the shut-in of producing wells or the delay or discontinuance of drilling plans for properties. A lack of availability of these facilities for an extended period of time could negatively affect our revenues. In addition, we have entered into contracts for firm transportation and any failure to renew those contracts on the same or better commercial terms could increase our costs and our exposure to the risks described above.

Our acquisition attempts may not be successful or may result in completed acquisitions that do not perform as anticipated.

        We have made and may continue to make acquisitions of businesses and properties. However, suitable acquisition candidates may not continue to be available on terms and conditions we find acceptable. The following are some of the risks associated with acquisitions, including any completed or future acquisitions:

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  some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels or could have environmental, permitting or other problems for which contractual protections prove inadequate;

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  we may assume liabilities that were not disclosed to us or that exceed our estimates;

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  properties we acquire may be subject to burdens on title that we were not aware of at the time of acquisition or that interfere with our ability to hold the property for production;

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  we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

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  acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures; and

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  we may issue additional equity or debt securities related to future acquisitions.

Certain of our undeveloped leasehold acreage is subject to leases that will expire in several years unless production is established on units containing the acreage, and other real estate disputes could also affect our operations.

        Although most of our reserves are located on leases that are held by production, we do have obligations in many of our leases that provide for the expiration of the lease if certain conditions are not met, such as if drilling has not commenced on the lease or production in paying quantities is not obtained within a defined time period. If natural gas prices remain low or we are unable to fund our anticipated capital program, including our ability to obtain partners in certain of our operating areas, there is a risk that some of our existing proved reserves and some of our unproved resources could be subject to lease expiration or a requirement to incur additional leasehold costs to extend the lease. This could result in a reduction in our reserves and our growth opportunities and therefore negatively impact our financial results. In addition, if we experience title problems and landowner disputes with the properties on which we operate, they could restrict access to our drilling operations and also negatively impact our operations.

Estimating our reserves involves uncertainty, our actual reserves will likely vary from our estimates and negative revisions to our reserve estimates in the future could result in decreased earnings, losses and impairments.

        All estimates of proved reserves are determined according to the rules prescribed by the SEC. Our reserve information was prepared internally and was audited by an independent petroleum consultant. There are numerous uncertainties involved in estimating proved reserves, which may result in these estimates varying considerably from actual results. Estimating quantities of proved reserves is complex and involves significant interpretations and assumptions with respect to available geological, geophysical and engineering data, including data from nearby producing areas. It also requires us to estimate future economic factors, such as commodity prices, production costs, plugging and abandonment costs, severance and excise taxes, capital expenditures, workover and remedial costs, and the assumed effect of governmental regulation. Due to a lack of substantial production data, there are greater uncertainties in estimating proved undeveloped reserves and proved developed non-producing reserves. There is also greater uncertainty of estimating proved developed reserves that are early in their production life. As a result, our reserve estimates are inherently imprecise. Furthermore, estimates are subject to revision based upon a number of factors, including many factors beyond our control such as reservoir performance, prices, economic conditions and government restrictions. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of that estimate. Therefore, our reserve information represents an estimate and is often different from the quantities of oil and natural gas that are ultimately recovered.

        The SEC rules require the use of a ten percent discount factor for estimating the value of our future net cash flows from reserves and the use of a 12-month average price. This discount factor may not necessarily represent the most appropriate discount factor, given our costs of capital, actual interest rates and risks faced by our exploration and production business, and the average price will not generally represent the market prices for oil and natural gas over time. You should not assume that the present values referred to in this information statement represent the current market value of our estimated oil and natural gas reserves. Under the SEC rules, proved undeveloped ("PUD") reserves that have been on the books longer than five years and PUD reserves that are not scheduled to be drilled within the Company's upcoming five year development plan should be removed from the proved classifications, unless specific circumstances justify a longer time. As a result, changes in future five year development plans can have an impact on the proved reserves of the Company going forward. Finally, the timing of the production and the expenses related to the development and production of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value.

        We account for our activities under the full cost method of accounting. Changes in the present value of these reserves could result in a write-down in the carrying value of our oil and natural gas properties, which could be substantial, and would negatively affect our net income and stockholders' equity. Changes in the present value of these reserves could also result in increasing our depreciation, depletion and amortization rates, which could decrease earnings.

The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate.

        Approximately 38% of our total estimated proved reserves at December 31, 2010 were proved undeveloped reserves and may not be ultimately developed or produced. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. In addition, as the portion of our proved reserve base that consists of unconventional sources increases, the costs of finding, developing and producing those reserves may require capital expenditures that are greater than more conventional sources. Our estimates of proved reserves assume that we can and will make these expenditures and conduct these operations successfully. However, future events, including commodity price changes and our ability to access capital markets, may cause these assumptions to change. To the extent that our long term capital programs are adjusted, we may be required to adjust our estimates of proved reserves, which could result in a write-down in our estimated reserves.

Our foreign operations and investments involve special risks.

        Our activities outside the United States include projects in Brazil and Egypt, and are subject to the risks inherent in foreign operations and additional risks from assets located in the United States, which include, among others:

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  Protracted delays in securing government consents, permits, licenses, customer authorizations or other regulatory approvals necessary to conduct our operations, including those required in Brazil for the Pinauna project;

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  Loss of revenue, property and equipment as a result of hazards such as wars, insurrection, piracy or acts of terrorism;

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  Changes in laws, regulations and policies of foreign governments, including changes in the governing parties, nationalization, expropriation and unilateral renegotiation of contracts by government entities. For example, it is uncertain what effect the political unrest associated with the changes in the governing parties in Egypt will have on our ability to explore for and produce oil and natural gas from our net acreage positions in the country and the value of our investments;

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  Difficulties in enforcing rights against government agencies, including being subject to the jurisdiction of local courts in certain instances;

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  The effects of currency fluctuations and exchange controls, such as devaluation of foreign currencies, relative inflation risks, and the imposition of foreign exchange restrictions that may negatively impact convertibility and repatriation of our foreign earnings into U.S. dollars;

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  Protracted delays in payments and collections of accounts receivables from state-owned energy companies;

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  Transparency and corruption issues, including compliance issues with the U.S. Foreign Corrupt Practices Act, the new United Kingdom bribery laws and other anti-corruption compliance issues; and

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  Laws and policies of the United States that adversely affect foreign trade and taxation.

As a general rule, we have elected not to carry political risk insurance against these sorts of risks.

We have certain contingent liabilities that could exceed our estimates.

        We have certain contingent liabilities associated with litigation, regulatory, environmental and tax matters. See Note 8 of each of our "Notes to Consolidated Financial Statements." In addition, the positions taken in our federal and state tax returns require significant judgments, use of estimates and interpretation of complex tax laws. Although we believe that we have established appropriate reserves for our litigation and tax matters, we could be required to accrue additional amounts in the future and these amounts could be material.

We will have significant existing debt, which will require us to dedicate a substantial portion of our cash flows to service our debt payment obligations, as well as reduce our flexibility to respond to changed circumstances.

        We will have significant debt obligations. This requires us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions or general corporate purposes. In addition, these debt levels expose us to liquidity and default risks, especially during times of financial volatility and reduced commodity prices. It similarly reduces our flexibility to compete on future projects.

We have significant capital programs in our business that may require us to access capital markets and any inability to obtain access to the capital markets in the future at competitive rates, or any negative developments in the capital markets, could have a negative impact on us.

        We have capital programs in our business, which may require us to access the capital markets. Since we may be rated below investment grade, our ability to access the capital markets and the cost of capital could be negatively impacted in the future. This could require us to forego capital opportunities or make us less competitive in our pursuit of growth opportunities, especially in relation to many of our competitors that are larger than us with investment grade ratings.

        In addition, during the past three years, the credit markets and the financial services industry experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. These circumstances and events led to reduced credit availability, tighter lending standards and higher interest rates on loans. While we cannot predict the future condition of the credit markets, future turmoil in the credit markets could have a material adverse effect on our business, liquidity, financial condition and cash flows, particularly if our ability to borrow money from lenders or access the capital markets to finance our operations were to be impaired.

We may not be able to execute our long-range plan and growth strategy as planned.

        Our ability to execute our long-range plan and our growth strategy is dependent on many factors outside of our control. As a result, our projected revenues, earnings, cash flows and the reductions in our debt levels over the plan cycle may be less than our plan has anticipated. The actual results derived from our businesses could deviate materially from planned outcomes. Our long-range plan could also be impacted by material acquisitions, divestitures or restructurings of our businesses that we believe would be beneficial to our investors.

Risks Relating to the Spin-Off

We may not realize the potential benefits from the spin-off.

        We may not realize the potential benefits that we expect from our spin-off from El Paso. These benefits include:

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  allowing our executive management to concentrate on, and give their full attention to, our businesses;

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  providing our employees with equity-based compensation arrangements tied directly to our business results.

        In addition, we will incur costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from El Paso, including loss of access to the financial, managerial and professional resources from which we have benefited in the past.

Our historical consolidated and pro forma financial information are not necessarily indicative of our future financial condition, future results of operations or cash flows, nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

        The historical consolidated financial information we have included in this information statement does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

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  our historical consolidated financial results reflect allocations of expenses for services historically provided by El Paso, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company;

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  our working capital requirements historically have been satisfied as part of El Paso's corporate-wide cash management programs, and our cost of debt and other capital may be significantly higher from that reflected in our historical consolidated financial statements; and

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  the historical consolidated financial information may not fully reflect the increased costs associated with being an independent public company, including changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our spin-off from El Paso, including all the costs related to being an independent public company.

        The pro forma adjustments are based on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. Accordingly, our unaudited pro forma condensed consolidated financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Data" and our historical consolidated financial statements and the notes to those statements included in this information statement.

We do not have recent history operating as an independent public company. We will incur additional costs to create the corporate infrastructure necessary to operate as an independent public company, and we will experience ongoing costs in connection with being an independent public company.

        We have historically used El Paso's corporate infrastructure to support our business functions, including information technology systems. The expenses related to establishing and maintaining this infrastructure was spread among all of the El Paso businesses.

        El Paso performs many important corporate functions for us, including some treasury, tax administration, accounting, financial reporting, human resources services, incentive compensation, legal and other services. We currently pay El Paso for many of these services on a cost-allocation basis. Following the spin-off, El Paso will continue to provide some of these services to us on a transitional basis for a period of up to two years, pursuant to the Transition Services Agreement we will enter with El Paso. For more information regarding the Transition Services Agreement, see "Relationship with El Paso After the Spin-Off—Transition Services Agreement." However, we cannot assure you that all these functions will be successfully executed by El Paso during the transition period or that we will not have to expend significant efforts or costs in excess of those estimated in the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical consolidated financial statements or that we have agreed to pay El Paso during the transition period. A significant increase in the costs of performing or outsourcing these functions could adversely affect our business, financial condition, results of operations or cash flows.

We will be a smaller company that is more exposed to changes in commodity prices following the spin-off.

        We have been less vulnerable to changing economic, regulatory and industry conditions, including changes in commodity prices in the past due to being part of the El Paso consolidated group which has had larger scale and a substantial source of revenues and cash flows that have not been as dependent upon commodity prices. Following the spin-off, we will be smaller in scale and more vulnerable to changing economic, regulatory and industry conditions than in the past.

We will be subject to continuing contingent liabilities of El Paso following the spin-off.

        After the spin-off, there will be several significant areas where the liabilities of El Paso may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the El Paso consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the spin-off is jointly and severally liable for the federal income tax liability of the entire El Paso consolidated tax-reporting group for that taxable period. In connection with the spin-off, we will enter into a Tax Indemnity Agreement with El Paso that will allocate the responsibility for prior period taxes of the El Paso consolidated tax reporting group between us and El Paso. See "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement." However, if El Paso is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

If the spin-off does not qualify as a tax-free transaction, you and El Paso could be subject to material amounts of taxes and, in certain circumstances, we could be required to indemnify El Paso for material taxes pursuant to indemnification obligations under the Tax Indemnity Agreement.

        El Paso has requested a private letter ruling from the IRS to the effect that, among other things, the distribution of shares of EP Energy common stock in the spin-off qualifies as tax-free to El Paso, us and El Paso stockholders for U.S. federal income tax purposes under Section 355 of the Code. El Paso's receipt of that private letter ruling is a condition to the completion of the spin-off. If the factual assumptions or representations made in the private letter ruling request are inaccurate or incomplete in any material respect, then El Paso will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the spin-off satisfies certain legal requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations by El Paso that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

        The spin-off is also conditioned on El Paso's receipt of an opinion of White & Case LLP, special tax counsel to El Paso (or other nationally recognized tax counsel), in form and substance satisfactory to El Paso, that the distribution of shares of EP Energy common stock in the spin-off will qualify as tax-free to us, El Paso and El Paso stockholders for U.S. federal income tax purposes under Section 355. The opinion will address the legal requirements necessary to its conclusions, including the matters upon which the IRS will not rule, and will not rely on the private letter ruling as to matters covered by the private letter ruling. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by El Paso and us. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion is based are materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the qualification of the spin-off as a tax-free transaction under Section 355 of the Code or that any such challenge would not prevail.

        If, notwithstanding receipt of the private letter ruling and opinion of counsel, the spin-off were determined not to qualify as tax-free under Section 355 of the Code, each El Paso stockholder who receives shares of our common stock in the spin-off generally would be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of our common stock received. That distribution would be taxable to each such stockholder as a dividend to the extent of El Paso's current and accumulated earnings and profits. For each such stockholder, any amount that exceeded El Paso's earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder's tax basis in its shares of El Paso stock, with any remaining amount being taxed as a capital gain. El Paso would be subject to tax as if it had sold its shares of common stock of our company in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

        The Tax Indemnity Agreement that we will enter into with El Paso prior to the spin-off will provide that we will indemnify El Paso from all liability for taxes attributable to us (or any of our subsidiaries) relating to taxable periods ending on or before the spin-off date, including any taxes arising from the spin-off to the extent attributable to an act or omission of ours or a misstatement of facts relating to us in submissions to the IRS in connection with obtaining the private letter ruling. See "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement." We may be similarly liable if we breach specified representations or covenants set forth in the Tax Indemnity Agreement. If we are required to indemnify El Paso for taxes incurred as a result of the spin-off (or certain related transactions) being taxable to El Paso, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential liabilities associated with certain assumed obligations under the Tax Indemnity Agreement cannot be precisely quantified at this time.

        Under the Tax Indemnity Agreement with El Paso, we will be responsible generally for all taxes attributable to us or any of our subsidiaries, whether accruing before, on or after the spin-off. We have also agreed to be responsible for, and indemnify El Paso with respect to, all taxes arising as a result of the spin-off failing to qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes to the extent such tax liability is attributable to an act or omission of ours or a misstatement of facts relating to us in submissions to the IRS in connection with obtaining the private letter ruling. As described above, such tax liability would be calculated as though El Paso (or its affiliate) had sold its shares of common stock of our company in a taxable sale for their fair market value, and El Paso (or its affiliate) would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. That tax liability could have a material adverse effect on our company. For a more detailed discussion, see "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement."

We may not be able to engage in desirable strategic or capital raising transactions following the spin-off. In addition, under some circumstances, we could be liable for any adverse tax consequences resulting from engaging in significant strategic or capital raising transactions. We also could be liable for any adverse tax consequences resulting from future events that may not be within our control.

        Even if the spin-off otherwise qualifies as a tax-free distribution under Section 355 of the Code, the spin-off may result in significant U.S. federal income tax liabilities to El Paso under applicable provisions of the Code if 50% or more of El Paso's stock or our stock (in each case, by vote or value) is treated as having been acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the spin-off. Under those provisions, any acquisitions of El Paso stock or our stock (or similar acquisitions), or any understanding, arrangement or substantial negotiations regarding an acquisition of El Paso stock or our stock (or similar acquisitions), within two years before or after the spin-off are subject to special scrutiny. The process for determining whether an acquisition triggering those provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of El Paso stock or our stock resulted in a change in control as contemplated by those provisions, El Paso (but not its stockholders) would recognize taxable gain. Under the Tax Indemnity Agreement, we will be required to indemnify El Paso against any such tax liabilities as a result of the acquisition of our stock or assets, even if we did not participate in or otherwise facilitate such acquisition. We may be similarly liable if we breach certain other representations or covenants set forth in the Tax Indemnity Agreement. See "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement." As a result of the foregoing, we may be unable to engage in strategic or capital raising transactions that our stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us, without adverse tax consequences, if at all. We could also be liable for adverse tax consequences resulting from future events that are not within our control, such as the acquisition of our stock by others.

Potential indemnification liabilities to El Paso pursuant to the Separation and Distribution Agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.

        In connection with the spin-off, we will enter into a Separation and Distribution Agreement with El Paso that provides for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between our company and El Paso with respect to and resulting from the spin-off. Among other things, the Separation and Distribution Agreement will provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our exploration and production business activities, whether incurred prior to or after the spin-off, as well as those obligations of El Paso assumed by us pursuant to the Separation and Distribution Agreement. If we are required to indemnify El Paso under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities. For a description of the Separation and Distribution Agreement, see "Relationship with El Paso After the Spin-Off—The Separation and Distribution Agreement."

In connection with our separation from El Paso, El Paso will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that El Paso's ability to satisfy its indemnification obligation will not be impaired in the future.

        Pursuant to the Separation and Distribution Agreement, El Paso will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that El Paso agrees to retain, and there can be no assurance that the indemnity from El Paso will be sufficient to protect us against the full amount of such liabilities, or that El Paso will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from El Paso any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. If El Paso is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        After the spin-off, El Paso's insurers may deny coverage to us for liabilities associated with the occurrences prior to the spin-off. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage.

El Paso may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

        In connection with the separation, we and El Paso will enter into a Separation and Distribution Agreement and will enter into various other agreements, including a Transition Services Agreement, a Tax Indemnity Agreement, an Employee Matters Agreement (the "Employee Matters Agreement") and commercial agreements. The Separation and Distribution Agreement, the Tax Indemnity Agreement and the Employee Matters Agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The Transition Services Agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on El Paso to satisfy its performance and payment obligations under these agreements. If El Paso is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services El Paso currently provides to us. We may not be successful in implementing these systems and services or in transitioning data from El Paso's systems to ours.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with El Paso.

        The agreements we will enter into with El Paso in connection with the spin-off, including the Separation and Distribution Agreement, Tax Indemnity Agreement, Employee Matters Agreement and a Transition Services Agreement, were prepared in the context of the spin-off while we were still a wholly owned subsidiary of El Paso. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of El Paso. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Arm's-length negotiations between El Paso and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See "Relationship with El Paso After the Spin-Off—Agreements Between El Paso and Us."

Systems and resources supporting financial reporting may not be adequately prepared to meet the regulatory requirements to which we will be subject following the spin-off. If we are unable to achieve and maintain effective internal control over financial reporting, our business, financial condition, results of operations and cash flows could be materially adversely affected.

        Our financial results previously were included within the consolidated results of El Paso, and we believe that our internal control over financial reporting processes, systems and controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spin-off, we will be subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of Sarbanes-Oxley Act of 2002 that will require, beginning with the filing of our Annual Report on Form 10-K for the year ending December 31, 2012, an annual management assessment and a report by our independent registered public accounting firm addressing the effectiveness of our internal control over financial reporting. These reporting and other obligations will place additional demands on our management, administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our internal controls over our financial reporting process in a timely and effective fashion, our ability to comply with our regulatory requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following the spin-off, we will have debt obligations that could restrict our business, financial condition, results of operations and cash flows. In addition, the separation of our business from El Paso's Pipeline business may lead to an increase in the overall cost of debt funding and a decrease in the overall debt capacity and commercial credit available to the combined businesses.

        Following the spin-off, we will need to finance our company's capital needs on a stand-alone basis. We intend to issue debt securities so that immediately after the spin-off we will have a total indebtedness for borrowed money of approximately $2.0 billion to $2.25 billion. We may also incur additional indebtedness in the future.

        Our indebtedness may impose various restrictions and covenants on us that could have material adverse consequences, including:

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  increasing our vulnerability to changing economic, regulatory and industry conditions;

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  limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

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  limiting our ability to pay dividends to our stockholders;

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  limiting our ability to borrow additional funds; and

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  requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.

        In addition, the integration of the business segments had enhanced El Paso's scale and diversity of operations. The separation of the two businesses may lead to a decrease in overall debt and commercial credit capacity, including credit extended by third-party suppliers, for us. Furthermore, a deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit, which could materially adversely affect our business, financial condition, results of operations and cash flows.

The credit ratings assigned to our unsecured debt could have a negative impact upon us.

        The ratings that will be assigned to our senior unsecured indebtedness may be below investment grade. These ratings could increase our cost of capital and our operating costs in comparison to a number of our peers. There is a risk that these credit ratings may be adversely affected in the future as the credit rating agencies review their general credit requirements as well as review our leverage, liquidity and credit profile. Any reduction in our credit rating could also impact our cost of capital, as well as potentially require us to post additional collateral under certain of our derivative contracts. Any reduction in our credit rating could also negatively impact our ability, as well as the ability of our subsidiaries, to access the capital markets. Although the ratings from credit agencies are not recommendations to buy, sell or hold our securities, our credit ratings will generally affect the market value of our debt instruments, as well as the market value of our common stock.

Our available liquidity could be impacted by decreases in our oil and natural gas reserves under our borrowing base facilities.

        As of June 30, 2011, we maintain $1.3 billion of our liquidity through two borrowing base facilities, of which $300 million is maturing on December 27, 2011. Our $1.0 billion facility is secured by approximately 40 percent of our proved reserves and our $300 million facility is secured by approximately 10 percent of our proved reserves. A downward revision of our proved reserves, due to future declines in commodity prices, performance revisions or otherwise, could require a redetermination of the borrowing base and could negatively impact our ability to source funds from such facilities. In addition, currently our proved reserves securing the $1.0 billion facility serve as collateral for many of the derivative contracts that we enter into to hedge the commodity price for our production.

A breach of the covenants applicable to our debt and other financing obligations could affect our ability to borrow funds and could accelerate our debt and other financing obligations.

        Certain of our debt and other financing obligations contain restrictive covenants, including debt to earnings before interest, income taxes, depreciation and amortization ("EBITDA") and interest expense to EBITDA covenants in our revolving credit agreements, and contain cross default provisions. A breach of any of these covenants could preclude us or our subsidiaries from issuing letters of credit, from borrowing under our credit agreements and could accelerate our debt and other financing obligations and those of our subsidiaries. If this were to occur, we might not be able to repay such debt and other financing obligations. Additionally, some of our credit agreements are collateralized by certain oil and natural gas reserves. A breach of the covenants under these agreements could permit the lenders to exercise their rights to foreclose on these collateral interests.

We are subject to interest rate risks.

        Although a substantial portion of our debt capital structure will have fixed interest rates, changes in market conditions, including potential increases in the deficits of foreign, federal and state governments, could have a negative impact on interest rates that could cause our financing costs to increase. Since interest rates are at historically low levels, it is anticipated that they will increase in the future.

Several members of our board of directors may have actual or potential conflicts of interest because of their ownership of shares of common stock of El Paso.

        Several members of our board of directors may have actual or potential conflicts of interest because of their ownership of shares of common stock of El Paso. See "Management."

After the separation, certain of our directors may have actual or potential conflicts of interest because of their positions at El Paso.

        After the separation, several of our directors, including Ferrell P. McClean and Robert F. Vagt, are expected to also serve on the board of directors of El Paso. In addition, Douglas L. Foshee, the Chairman of the Board, President and Chief Executive Officer of El Paso, will serve as the Chairman of our board. These common directors could create, or appear to create, potential conflicts of interest when our or El Paso's management and directors pursue the same corporate opportunities or face decisions that could have different implications for us and El Paso. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and El Paso regarding the terms of the agreements governing the separation and the relationship thereafter between us and El Paso. Potential conflicts of interest could also arise if we and El Paso enter into any commercial arrangements with each other in the future. In addition, conflicts of interest may arise with regard to the allocation of Mr. Foshee and the other directors' time between us and El Paso.

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

        Prior to the spin-off, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin-off, nor can we predict the prices at which our common stock will trade after the spin-off. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

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  fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

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  failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

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  fluctuations in the market due to changes in commodity prices;

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  announcements by us or our customers, suppliers or competitors;

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  changes in laws or regulations which adversely affect our industry or us;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  general economic, industry and stock market conditions;

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  future sales of our common stock by our stockholders;

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  future issuances of our common stock by us; and

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  the other factors described in these "Risk Factors" and other parts of this information statement.

A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

        Upon completion of the spin-off, we will have outstanding an aggregate of approximately [            ] million shares of our common stock. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of El Paso's outstanding common stock is held by index funds tied to the Standard & Poor's 500 Index, the Dow Jones Industrial Average or other stock indices. Based on a review of publicly available information as of March 31, 2011, we believe that at least 17% of El Paso's outstanding common stock is held by index funds. To the extent that our common stock is not included in the applicable indices at the time of the spin-off, index funds currently holding shares of El Paso common stock will be required to sell the shares of our common stock they receive in the spin-off. In addition, it is possible that other El Paso stockholders will sell the shares of our common stock they receive in the spin-off for various reasons. For example, such stockholders may not believe that our business profile or level of market capitalization as an independent company fits their investment objectives. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

Provisions in our corporate documents could delay or prevent a change in control of our company, even if that change may be considered beneficial by some of our stockholders.

        The existence of some provisions of our certificate of incorporation and by-laws could discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These include provisions:

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  providing that our board of directors fixes the number of members of the board;

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  providing for the division of our board of directors into three classes with staggered terms;

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  preventing our stockholders from calling special meetings;

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  prohibiting stockholder action by written consent, thereby requiring stockholder action to be taken at a meeting of the stockholders;

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  establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

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  establishing supermajority vote requirements for certain amendments to our certificate of incorporation and stockholder proposals for amendments to our by-laws;

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  a provision that stockholders may only remove directors with cause;

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  authorizing a large number of shares of common stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us; and

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  authorizing the issuance of "blank check" preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt.

In addition, following the spin-off, we will be subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

        We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-laws."

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

        Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See "Description of Capital Stock—Preferred Stock."

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This information statement contains forward-looking statements. These forward-looking statements are based on assumptions or beliefs that we believe to be reasonable; however, assumed facts almost always vary from the actual results and such variances can be material. Where we express an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the stated expectation or belief will occur. The words "believe," "expect," "estimate," "project," "anticipate" and similar expressions will generally identify forward-looking statements. All of our forward-looking statements, whether written or oral, are expressly qualified by these and other cautionary statements. Neither we nor El Paso undertakes any obligation to update the forward-looking statements included in this information statement to reflect events or circumstances after the date of this information statement, unless we are required by applicable securities law to do so. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in addition to the following other factors:

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  Availability of supplies (including the uncertainties inherent in assessing, estimating, acquiring and developing future oil and natural gas reserves), market demand, volatility of prices (including commodity prices) and the availability and cost of capital;

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  Changes in the current geopolitical situation;

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  Development of alternative energy sources;

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  Inflation, interest rates, fluctuation in foreign exchange and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);

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  Uncertainties relating to general economic, political, business, industry, regulatory and market conditions;

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  The strength and financial resources of our competitors;

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  Competitive pressures in the markets in which we operate;

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  Changes in maintenance and construction costs;

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  The impact of operational and development hazards;

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  Risks associated with future weather conditions;

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  The potential effects of threatened or actual terrorism and war;

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  Costs of, changes in, or the results of laws, government regulations (including climate change legislation and/or potential additional regulation of drilling and completion of wells, including hydraulic fracturing), environmental liabilities and litigation;

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  Our exposure to the credit risk of our customers;

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  Failure to retain or continue to attract senior management or key personnel;

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  The costs, difficulties and uncertainties related to the integration of acquired businesses, including liabilities relating to the operations or activities of such businesses prior to their acquisition;

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  The costs and difficulties associated with enhancing our accounting systems and internal controls and complying with financial reporting requirements;

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  Risks related to strategy and financing, including restrictions stemming from our debt agreements, future changes in our credit ratings and the availability and cost of credit;

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  The loss of, or default by, one or more key customers, or unfavorable changes to the terms of key customer relationships;

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  Any failure to realize expected benefits from the spin-off;

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  Risks associated with our substantial leverage following the spin-off; and

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  A change in our revenue and operating costs following the spin-off.

THE SPIN-OFF

General

        The board of directors of El Paso regularly reviews the various operations conducted by El Paso to ensure that resources are deployed and activities are pursued in the best interest of its stockholders. On May 24, 2011, El Paso announced that its board of directors had granted initial approval of a plan to take various actions in contemplation of the distribution of our common stock to El Paso's stockholders in a spin-off transaction. This authorization is subject to final approval by the El Paso board of directors, which approval is subject to, among other things, the conditions described below under "—Spin-Off Conditions and Termination."

        We are currently a wholly owned subsidiary of El Paso. Our company was incorporated in Delaware as of December 6, 1999. We will be separated from El Paso and will become an independent, publicly traded company through a pro rata distribution of 100% of our outstanding common stock to El Paso's stockholders, which we refer to as the distribution or the spin-off, on [                        ], 2011, the distribution date. As a result of the spin-off, each holder of El Paso common stock as of 5:00 p.m. New York time on [                        ], 2011, the record date, will be entitled to (i) receive [            ] shares of our common stock for each share of El Paso common stock owned by such holder and (ii) retain such holder's shares in El Paso.

        El Paso stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of El Paso common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of El Paso stockholders is required or sought in connection with the spin-off, and El Paso stockholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

        El Paso's board and management believe that our separation from El Paso will provide the following benefits:

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  enhanced flexibility of the management team of each company to make business and operational decisions that are in the best interests of its business and to allocate capital and corporate resources in a manner that focuses on achieving its own strategic priorities;

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  enhanced credit profile of El Paso, thereby lowering its cost of capital; and

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  enhanced ability of each company to incentivize its key employees with equity-based compensation that is aligned with the performance of its own operations.

Enhancing business and operational decision making

        El Paso's board of directors and management believe that the differing market dynamics of the upstream and interstate natural gas pipeline/midstream businesses require fundamentally different business strategies and offer significantly different business opportunities for growth. They determined that the spin-off should allow the management team of each company to focus on its strategic priorities and make business and operational decisions that are in the best interest of its operations, taking into consideration the different challenges and opportunities and different financial profiles and capital needs pertinent to its business. As separate companies, each will be able independently to prioritize allocation of resources and capital in support of its business strategies. As separate companies, each of El Paso and our company will no longer have to compete for investment capital with the other, and each would be in a position to pursue a growth strategy to optimize its own operations. By eliminating the necessary time and resources required to resolve conflicting business priorities and strategic needs, the two businesses will be better able to compete through quicker decision making, more efficient deployment of capital and corporate resources and enhanced responsiveness to market demands.

Enhancing the credit profile of El Paso, thereby lowering its cost of capital

        The spin-off is expected to enhance the credit of El Paso and thereby lower its cost of capital, by separating the volatility of oil and natural gas prices and the capital needs of our exploration and production business from its credit profile.

Enhancing ability to attract, retain and appropriately reward key employees

        The management skills required to run a successful upstream business are different from those required to run a successful interstate natural gas pipeline/midstream business. El Paso's board of directors and management concluded that separating the two businesses should improve both businesses' ability to attract managers with the appropriate skill sets. In addition, they concluded that the proposed spin-off will allow each company to provide incentive compensation to its key employees in the form of equity-based incentive compensation that is better aligned with the performance of each business. By separating the two companies, management of each should be in an improved position to attract employees with the correct skill set, to motivate them appropriately, and to retain them for the long term.

Results of the Spin-Off

        After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect that approximately [            ] million shares of our common stock will be issued and outstanding, based on the distribution of [            ] shares of our common stock for each share of El Paso common stock outstanding and the anticipated number of shares of El Paso common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of El Paso common stock outstanding as of the record date.

        We and El Paso will be parties to a number of agreements that govern the spin-off and our future relationship. For a more detailed description of these agreements, please see "Relationship with El Paso After the Spin-Off—Agreements Between El Paso and Us."

        You will not be required to make any payment for the shares of EP Energy common stock you receive, nor will you be required to surrender or exchange your shares of El Paso common stock or take any other action in order to receive the shares of EP Energy common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of El Paso common stock or any rights of El Paso stockholders, although it will affect the market value of the outstanding El Paso common stock.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the spin-off are set forth in a Separation and Distribution Agreement that we will enter into with El Paso. For a description of the terms of that agreement, see "Relationship with El Paso After the Spin-Off—The Separation and Distribution Agreement." Under the Separation and Distribution Agreement, the spin-off will be effective on the distribution date. As a result of the spin-off, each El Paso stockholder will be entitled to receive [            ] shares of our common stock for each share of El Paso common stock owned on the record date. As discussed below under "—Trading of El Paso Common Stock After the Record Date and Prior to the Distribution," if a holder of record of El Paso common stock sells those shares in the "regular way" market after the record date and prior to the distribution, that stockholder also will be selling the right to receive shares of our common stock in the distribution. The distribution will be made in book-entry form. For registered El Paso stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own El Paso common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. See "—When and How You Will Receive EP Energy Shares" below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable. Holders of shares of our common stock will not be entitled to preemptive rights. See "Description of Capital Stock." Following the spin-off, stockholders whose shares are held in book-entry form may request the transfer of their shares of our common stock to a brokerage or other account at any time, without charge.

When and How You Will Receive EP Energy Shares

        On the distribution date, El Paso will release its shares of our common stock for distribution by Computershare Trust Company, N.A., the distribution agent. The distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the "street name" of your bank or brokerage firm.

        "Street Name" Holders.    Many El Paso stockholders have El Paso common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their El Paso common stock in an account with a bank or brokerage firm, our common stock being distributed will be registered in the "street name" of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers' accounts with our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

        Registered Holders.    If you are the registered holder of El Paso common stock and hold your El Paso common stock either in physical form or in book-entry form, the shares of our common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

        Direct Registration System.    As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. The shares of our common stock to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

        The transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. Your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you.

        It is expected that all fractional shares held in "street name" will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

        None of El Paso, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor El Paso will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders. See "—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Transferability of Shares You Receive

        The shares of our common stock distributed to El Paso stockholders will be freely transferable, except for shares received by persons who may be deemed to be our "affiliates" under the Securities Act of 1933, as amended, or the Securities Act. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their shares of EP Energy common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

        Under Rule 144, an affiliate may not sell within any three-month period shares of our common stock in excess of the greater of:

  •
  1% of the then outstanding number of shares of our common stock; and

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  the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Stock-Based Plans

        In connection with the spin-off, El Paso's outstanding equity-based compensation awards generally will be treated as follows:

  •
  Outstanding vested and unvested options to purchase shares of El Paso common stock that are held by individuals who will be officers or employees of El Paso, former employees of El Paso, or non-employee directors of El Paso immediately after the spin-off will be adjusted such that the intrinsic value of each pre-adjustment option and such option's ratio of exercise price to the fair market value of El Paso common stock on the distribution date will be preserved. To the extent the options being adjusted are vested, the adjusted options will also be vested. In addition to the adjustment described above, new equity awards may be granted to individuals that hold El Paso vested and unvested options to purchase El Paso common stock to preserve the value associated with the pre-distribution option grants. For this purpose, the value of pre-distribution options and any new equity awards will be determined in a manner consistent with the methodology that we use for reporting option and other equity award values in El Paso's financial statements;

  •
  Outstanding vested and unvested options to purchase shares of El Paso common stock that are held by individuals who will be officers or employees of EP Energy or non-employee directors of EP Energy immediately after the spin-off will be replaced with substitute options to purchase EP Energy common stock. Each substitute option will have the same intrinsic value as the related pre-substitution El Paso option, as well as the same ratio of exercise price to the fair market value of EP Energy common as the related pre-substitution option's ratio of exercise price to fair market value of El Paso common stock on the distribution date. To the extent that the options being replaced are vested, the substitute options will also be vested;

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  Individuals who hold El Paso restricted stock awards and who will be officers or employees of El Paso immediately after the spin-off will receive additional El Paso restricted stock awards with identical vesting conditions, such that the aggregate value of such individual's restricted stock awards determined as of the distribution date will be preserved;

  •
  The El Paso restricted stock awards of persons who are or who will be officers or employees of EP Energy immediately after the spin-off will be cancelled and replaced with substitute EP Energy restricted stock awards with identical vesting conditions, such that the aggregate value of such individual's pre-substitution award determined as of the distribution date will be preserved;

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  Individuals who hold El Paso deferred share awards and who will be non-employee directors of El Paso (excluding directors who will be non-employee directors of both El Paso and EP Energy) immediately after the spin-off will receive additional El Paso deferred share awards, such that the aggregate value of such individual's deferred share awards determined as of the distribution date will be preserved;

  •
  The El Paso deferred share awards of individuals who will be non-employee directors of EP Energy (excluding directors who will be non-employee directors of both El Paso and EP Energy) immediately after the spin-off will be cancelled and replaced with substitute EP Energy deferred share awards, such that the aggregate value of such individual's pre-substitution awards determined as of the distribution date will be preserved;

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  Individuals who hold El Paso deferred share awards and who will be non-employee directors of both El Paso and EP Energy immediately after the spin-off will receive additional deferred shares of EP Energy in an amount equal to the amount of EP Energy shares such individual would have received in the distribution had the El Paso deferred share awards held by such individual been issued and outstanding El Paso shares; and

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  Performance awards based on the attainment of El Paso's "total shareholder return" (as described in more detail in the "Executive Compensation—Compensation Discussion and Analysis" section of this document) have been granted to certain El Paso officers. At the effective time of the spin-off, such performance awards will be cancelled and replaced with restricted shares of common stock of (i) in the case of awards held as of immediately prior to the effective time of the spin-off by individuals who will be officers or employees of El Paso immediately after the spin-off, El Paso, and (ii) in the case of awards held as of immediately prior to the effective time of the spin-off by individuals who will be officers or employees of EP Energy immediately after the spin-off, EP Energy. In each case, the restricted shares granted in respect of the performance award will have a value equal to the portion of such pre-spin-off performance award which would have vested based on total shareholder return measured using a Monte Carlo simulation. In all cases, the restricted shares will vest no earlier than the end of the performance periods underlying the original performance award grants, subject solely to continued performance of services with El Paso or EP Energy, as the case may be.

        In the case of adjusting El Paso options or granting substitute EP Energy options, the conversion formula may result in fractional shares. Any fractional shares subject to adjusted El Paso options and substitute EP Energy options will be disregarded, and the number of shares subject to such options will be rounded down to the next lower whole number of shares.

        For additional information on the treatment of El Paso equity-based compensation awards, see "Relationship with El Paso After the Spin-Off—Employee Matters Agreement."

Material U.S. Federal Income Tax Consequences of the Spin-Off

        The following is a discussion of the material U.S. federal income tax consequences to us, El Paso and U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of El Paso common stock as a result of the distribution of our common stock to holders of El Paso common stock in the spin-off. This discussion does not address U.S. federal income tax considerations that affect the treatment of a stockholder who may be subject to special treatment under the Code such as:

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  dealers or traders in securities or currencies;

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  tax exempt entities;

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  banks, financial institutions or insurance companies;

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  real estate investment trusts, regulated investment companies or grantor trusts;

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  persons who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

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  stockholders who own, or are deemed to own, at least 10% or more, by voting power or value of our equity;

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  stockholders who own our common stock as part of a position in a straddle or as part of a hedging conversion or other risk reduction transaction for U.S. federal income tax purposes;

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  certain former citizens or long-term residents of the United States;

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  holders who are subject to the alternative minimum tax; or

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  persons that own our common stock through partnerships or other pass-through entities.

        This discussion only addresses holders of our common stock that hold such stock as a capital asset within the meaning of Section 1221 of the Code. Your individual circumstances may affect the tax consequences of the distribution of our common stock to you in the spin-off. In addition, no information is provided in this discussion regarding tax consequences under applicable foreign, state, local or other laws, other than U.S. federal income tax laws. The distribution may be taxable to you under such foreign, state, local and other laws. Further, this discussion is based on provisions of the Code, applicable Treasury regulations thereunder, IRS rulings and judicial decisions, each as in effect and as available as of the date of this information statement. Future legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements set forth in this discussion, and could apply retroactively.

        For purposes of this discussion, a U.S. Holder is a beneficial owner of El Paso common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        A Non-U.S. Holder is a beneficial owner (other than an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) of shares of El Paso common stock who is not a U.S. Holder.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds El Paso common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding El Paso common stock should consult their own tax advisors regarding the tax consequences of the spin-off.

        For a description of the agreements under which we and El Paso have provided for tax sharing and other tax matters, see "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement."

Tax-Free Status of the Spin-Off

        El Paso has requested a private letter ruling from the IRS to the effect that, for U.S. federal income tax purposes, the distribution of our common stock in the spin-off will qualify as a tax-free distribution under Section 355 of the Code. Assuming that the distribution qualifies under Section 355 of the Code as tax-free:

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  No gain or loss will be recognized by (and no amount will be included in the income of) the stockholders of El Paso upon the receipt of our common stock in connection with the spin-off, other than with respect to fractional shares of our common stock for which cash is received.

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  No gain or loss will be recognized by El Paso on the distribution of our common stock in connection with the spin-off.

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  The basis of the El Paso common stock and our common stock in the hands of the stockholders of El Paso immediately after the spin-off will be the same as the basis of El Paso common stock immediately before the spin-off, allocated between the El Paso common stock and our common stock in proportion to their fair market values effective with the spin-off.

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  The holding period of our common stock received by the El Paso stockholders will include the holding period of the El Paso common stock.

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  An El Paso stockholder that receives cash in lieu of a fractional share of our common stock pursuant to the spin-off generally should recognize capital gain or loss measured by the difference between the cash received for such fractional share and the stockholder's tax basis in that fractional share, as determined above.

        Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the private letter ruling request are inaccurate or incomplete in any material respect, then El Paso will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the spin-off satisfies certain legal requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations by El Paso that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

        The spin-off is conditioned on the receipt by El Paso of an opinion of White & Case LLP, special tax counsel for El Paso (or other nationally recognized tax counsel), in form and substance satisfactory to El Paso, to the effect that the distribution of shares of our common stock in the spin-off will qualify as tax-free to us, El Paso and El Paso stockholders for U.S. federal income tax purposes under Section 355 of the Code. The opinion will address the legal requirements necessary to its conclusions, including the matters upon which the IRS will not rule, and will not rely on the private letter ruling as to matters covered by the private letter ruling. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by El Paso and us. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion is based are materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the qualification of the spin-off as a tax-free transaction under Section 355 of the Code or that any such challenge would not prevail.

        Even if the spin-off otherwise qualifies as a tax-free distribution under Section 355 of the Code, the spin-off may result in significant U.S. federal income tax liabilities to El Paso under Section 355(e) of the Code and the applicable Treasury regulations thereunder if 50% or more of El Paso's stock or our stock (in each case, by vote or value) is treated as having been acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the spin-off. Under those provisions, any acquisitions of El Paso stock or our stock (or similar acquisitions), or any understanding, arrangement or substantial negotiations regarding an acquisition of El Paso stock or our stock (or similar acquisitions), within two years before or after the spin-off are subject to special scrutiny. The process for determining whether an acquisition triggering those provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of El Paso stock or our stock resulted in a change in control as contemplated by those provisions, El Paso (but not its stockholders) would recognize taxable gain. Under the Tax Indemnity Agreement, we will be required to indemnify El Paso against any such tax liabilities as a result of the acquisition of our stock or assets, even if such acquisition was not within our control and we did not participate in or otherwise facilitate such acquisition. We may be similarly liable if we breach certain other representations or covenants set forth in the Tax Indemnity Agreement. See "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement."

Material U.S. Federal Income Tax Consequences of the Spin-Off to U.S. Holders

        Distribution of EP Energy Stock.    The discussion above under "—Tax-Free Status of the Spin-Off" applies to U.S. Holders if the spin-off qualifies as a tax-free distribution for U.S. federal income tax purposes. If the distribution of shares of our common stock in the spin-off does not qualify as a tax-free distribution for U.S. federal income tax purposes, then each U.S. Holder of El Paso receiving shares of our common stock in the spin-off generally would be treated as receiving a distribution in an amount equal to the fair market value of our common stock, which generally would result in:

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  first, a taxable dividend to the extent of such U.S. Holder's pro rata share of El Paso's current and accumulated earnings and profits;

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  second, any amount that exceeds El Paso's earnings and profits would be treated as a nontaxable return of capital to the extent of such U.S. Holder's tax basis in its shares of El Paso common stock; and

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  third, any remaining amount would be taxed as a capital gain.

In addition, El Paso would recognize a taxable gain equal to the excess of the fair market value of our common stock distributed over El Paso's adjusted tax basis in such stock. Distributions of our common stock to U.S. Holders may be subject to "backup withholding," subject to various exceptions, as described below under "—Cash in Lieu of Fractional Shares."

        Cash in Lieu of Fractional Shares.    A U.S. Holder who receives cash in lieu of a fractional share of our common stock in connection with the spin-off generally will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder's tax basis in the fractional share. An individual U.S. Holder generally would be subject to U.S. federal income tax at a maximum rate of 15% on any such capital gain, assuming that the U.S. Holder had held all of its El Paso common stock for more than one year. A payment of cash in lieu of a fractional share of our common stock made in connection with the spin-off may, under certain circumstances, be subject to "backup withholding" unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations generally will be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a U.S. Holder's U.S. federal income tax liability if the required information is supplied to the IRS.

Material U.S. Federal Income Tax Consequences of the Spin-Off to Non-U.S. Holders

        Distribution of EP Energy Stock.    Provided that the distribution of shares of our common stock in the spin-off qualifies as a tax-free distribution for U.S. federal income tax purposes as discussed above under "—Tax-Free Status of the Spin-Off," a Non-U.S. Holder would not be subject to U.S. federal income tax upon the receipt of our common stock if (1) El Paso common stock is considered regularly traded on an established securities market and (2) such Non-U.S. Holder beneficially owns five percent or less of El Paso's common stock at all times during the shorter of the five-year period ending on the distribution date or the Non-U.S. Holder's holding period, taking into account both direct and constructive ownership under the applicable ownership attribution rules of the Code. El Paso believes that its common stock has been and is regularly traded on an established securities market for U.S. federal income tax purposes.

        Any Non-U.S. Holder that beneficially owns more than five percent of El Paso common stock under the rules described above and that receives our common stock will be subject to U.S. federal income tax on any gain realized with respect to its existing El Paso common stock as a result of participating in the spin-off if (1) El Paso is treated as a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the distribution date or the period during which the Non-U.S. Holder held such El Paso common stock and (2) we are not a USRPHC immediately following the spin-off. In general, either El Paso or we will be a USRPHC at any relevant time described above if 50 percent or more of the fair market value of the respective company's assets constitute "United States real property interests" within the meaning of the Code. We believe that we will be a USRPHC immediately after the spin-off. In such case, the applicable Treasury regulations provide that Non-U.S. Holders of more than five percent of El Paso common stock under the rules described above would not be subject to U.S. federal income taxation as a result of their participation in the spin-off if El Paso is treated as a USRPHC, so long as such Non-U.S. Holders meet certain procedural and substantive requirements described in such Treasury regulations. If we were a USRPHC immediately after the spin-off, a future sale or other disposition of our stock by a Non-U.S. Holder that beneficially owns more than five percent of our common stock may be subject to U.S. tax. Non-U.S. Holders should consult their tax advisors to determine if they are more than five percent beneficial owners of El Paso's common stock, or may be more than five percent owners of our stock under the applicable rules of the Code that require both actual and constructive ownership to be taken into account.

        If the distribution of shares of our common stock in the spin-off did not qualify as a tax-free distribution for U.S. federal income tax purposes, then each Non-U.S. Holder receiving shares of our common stock in the spin-off would be subject to U.S. federal income tax at a rate of 30 percent of the gross amount of any such distribution that is treated as a dividend, unless: (1) such dividend was effectively connected with the conduct of a trade or business, or, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States, in which case regular graduated federal income tax rates applicable to U.S. persons would apply, and, in the case of a corporate Non-U.S. Holder, a branch profits tax may apply, as described below; or (2) the Non-U.S. Holder is entitled to a reduced tax rate with respect to dividends pursuant to an applicable income tax treaty. El Paso may be required to withhold 30 percent of any distribution of our common stock treated as a dividend to satisfy the Non-U.S. Holder's U.S. federal income tax liability unless the Non-U.S. Holder provides El Paso with an appropriate IRS Form (or Forms) W-8 to claim an exemption from or reduction in the rate of withholding under one of the exceptions enumerated above.

        A distribution of our common stock in the spin-off that is not tax-free under Section 355 of the Code could also be treated as a nontaxable return of capital or may trigger capital gain for U.S. federal income tax purposes. A distribution of our common stock that is treated as a nontaxable return of capital is generally not subject to U.S. income tax. Furthermore, such distribution generally is not subject to U.S. withholding tax so long as the common stock of El Paso is regularly traded on an established securities market, which El Paso believes to be the case, and the Non-U.S. Holder does not beneficially own more than five percent of El Paso's common stock at any time during the shorter of the five year period ending on the distribution date or the period during which the Non-U.S. Holder held such El Paso common stock, taking into account the attribution rules under the Code described above. A distribution of our common stock triggering capital gain is generally not subject to U.S.

federal income taxation subject to the same exceptions described below under "—Cash In Lieu of Fractional Shares," and generally is not subject to U.S. withholding tax subject to the same exceptions described above for a nontaxable return of capital.

        Cash In Lieu of Fractional Shares.    A Non-U.S. Holder generally will not be subject to regular U.S. federal income or withholding tax on gain realized on the receipt of cash in lieu of fractional shares in the spin-off, unless:

  (1)
  the gain is effectively connected with a United States trade or business of the Non-U.S. Holder (or, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States);

  (2)
  the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the spin-off occurs and certain other conditions are met; or

  (3)
  El Paso is treated as a USRPHC at any time during the shorter of the five-year period ending on the distribution date or the period during which the Non-U.S. Holder held the El Paso common stock. As discussed above, in such case, Non-U.S. Holders would be subject to U.S. federal income taxation only if either (i) El Paso's common stock were not regularly traded on an established securities market (which we do not believe to be the case), or (ii) if El Paso's common stock were regularly traded on an established securities market, the Non-U.S. Holder beneficially owned more than five percent of El Paso's common stock under the rules described above.

        Gains realized by a Non-U.S. Holder described in clause (1) above that are effectively connected with the conduct of a trade or business, or, if an income tax treaty applies, are attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder within the United States generally will be taxed on a net income basis at the graduated rates that are applicable to U.S. persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the U.S. federal branch profits tax, which generally is imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits, currently at a 30 percent rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

        Gains realized by a Non-U.S. Holder described in clause (2) above generally will be subject to a 30 percent tax from the receipt of cash in lieu of fractional shares (or a lower treaty rate, if applicable), with such gains eligible to be offset by certain U.S.-source capital losses recognized in the same taxable year of the spin-off.

        Information Reporting and Backup Withholding.    Payments made to Non-U.S. Holders in the spin-off may be subject to information reporting and backup withholding. Non-U.S. Holders generally may avoid backup withholding by furnishing a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the Non-U.S. Holder's non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Rather, Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely and duly filing a claim for refund with the IRS.

Information Reporting For Significant Stockholders

        Current Treasury regulations require a "significant" stockholder (one who immediately before the spin-off owns 5% or more (by vote or value) of the total outstanding El Paso common stock) who receives our common stock pursuant to the spin-off to attach to such stockholder's U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the spin-off of Section 355 of the Code.

Indemnification

        Under the Tax Indemnity Agreement between El Paso and us, we have agreed to indemnify El Paso from all liability for taxes attributable to us (or any of our subsidiaries) relating to taxable periods ending on or before the spin-off date, including any taxes arising from the spin-off to the extent attributable to an act or omission of ours, or a misstatement of facts relating to us in submissions to the IRS in connection with obtaining the private letter ruling. See "Relationship with El Paso After the Spin-Off—Tax Indemnity Agreement."

Market for Our Common Stock

        There is currently no public market for our common stock. We have applied for listing our common stock on the NASDAQ Global Select Market under the symbol "EPE." We anticipate that trading of our common stock will commence on a when-issued basis shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and "regular way" trading will begin. "Regular way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict what the trading prices for our common stock will be before or after the distribution date. See "Risk Factors—Risks Relating to Ownership of Our Common Stock." In addition, we cannot predict any change that may occur in the trading price of El Paso's common stock as a result of the spin-off.

Trading of El Paso Common Stock After the Record Date and Prior to the Distribution

        Beginning on or shortly before the record date and through the distribution date, there will be two concurrent markets in which to trade El Paso common stock: a "regular way" market and an ex-distribution market. Shares of El Paso common stock that trade in the "regular way" market will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. Shares that trade in the ex-distribution market will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you owned shares of El Paso common stock at 5:00 p.m., New York time, on the record date and sell those shares in the "regular way" market after the record date and on or prior to the distribution date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of El Paso common stock in the ex-distribution market after the record date and on or prior to the distribution date, you will still receive the shares of our common stock that were to be distributed to you in connection with the spin-off as a result of your ownership of the shares of El Paso common stock.

Spin-Off Conditions and Termination

        We expect that the spin-off will be effective on [                        ], 2011, provided that, among other things:

  •
  the issuance of approximately $2.0 billion to $2.25 billion of debt by us;

  •
  the making of a cash distribution from EP Energy to El Paso, the repayment by EP Energy to El Paso of outstanding intercompany debt and accounts payable and the repayment of outstanding debt under our third party credit facilities; although these balances will adjust over time, based upon the balances in effect as of June 30, 2011, the cash distribution to El Paso would be approximately $1.0 billion, the repayment of the intercompany debt and accounts payable would be approximately $636 million and $145 million, respectively, and the repayment of the outstanding debt under our third party credit facilities would be approximately $400 million;

  •
  the completion of the distribution and the related transactions in accordance with the plan of reorganization set forth in the Separation and Distribution Agreement;

  •
  the private letter ruling El Paso has requested from the IRS with respect to the tax treatment of the spin-off shall have been received and shall not have been revoked or modified by the IRS in any material respect and El Paso shall have received an opinion from White & Case LLP, special tax counsel to El Paso, regarding the tax-free status of the spin-off as of the distribution date;

  •
  the SEC declaring effective our registration statement on Form 10, of which this information statement forms a part, no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC and this information statement shall have been mailed to holders of El Paso common stock as of the Record Date;

  •
  all actions and filings necessary or appropriate under applicable federal, state or foreign securities or "blue sky" laws shall have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

  •
  our common stock to be delivered in the distribution shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance;

  •
  the transaction agreements relating to the spin-off shall have been duly executed and delivered by the parties;

  •
  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions shall be in effect;

  •
  all of El Paso's representatives or designees shall have resigned or been removed as officers of EP Energy or its subsidiaries and all of our representatives or designees shall have resigned or been removed as officers of El Paso or its subsidiaries;

  •
  the financing transactions contemplated in connection with the spin-off shall have been consummated;

  •
  El Paso shall have obtained a solvency opinion satisfactory to El Paso to the effect that (i) following the spin-off and related transactions, both El Paso and EP Energy will be solvent and adequately capitalized, and (ii) both El Paso and EP Energy have adequate surplus under Delaware law to make their respective distributions; and

  •
  no event or development shall have occurred or exist that, in the judgment of El Paso's board of directors, in its sole discretion, makes it inadvisable to effect the spin-off and other related transactions.

        We cannot assure you that any or all of these conditions will be met. El Paso may waive one or more of these conditions in its sole and absolute discretion, and the determination by El Paso regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on El Paso's part to effect the distribution, and El Paso has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date.

Recapitalization of El Paso and EP Energy

        In connection with the spin-off, we and El Paso each need to be appropriately recapitalized, taking into account (i) our leverage relative to our peers, (ii) the deleveraging of El Paso's balance sheet to reflect the spin-off of its exploration and production business, and (iii) the liquidity needs for each company on a stand-alone basis. Based on these considerations, we determined that it was appropriate for us to issue approximately $2.0 billion to $2.25 billion in debt securities. We intend to use the net proceeds from the debt offering to (a) repay our intercompany debt and accounts payable owed to

El Paso, (b) repay certain outstanding amounts owed under our third party credit facilities, and (c) maintain a cash and cash equivalents balance of approximately $50 million as of the distribution date. Any remaining net proceeds from the debt offering will be used to make a cash distribution to El Paso. Assuming the proceeds of our debt offering are approximately $2.0 billion to $2.25 billion, and based upon the outstanding balances of our intercompany debt and accounts payable and our borrowings under our third party credit facilities, each as of June 30, 2011, we would expect to distribute approximately $1.0 billion to El Paso in connection with the spin-off. The amount of the actual distribution to El Paso will depend on various factors, including the actual principal amount of debt securities issued by us and the actual outstanding balances of our intercompany debt and accounts payable and the actual borrowings under our third party credit facilities at the time of the distribution. After the cash distribution to El Paso, we believe we will have sufficient liquidity for our operations after the spin-off.

Reason for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to El Paso stockholders who will receive shares of EP Energy common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither El Paso nor we undertake any obligation to update the information, except to the extent applicable securities laws require us to do so.

CAPITALIZATION

        The following table sets forth (i) our historical capitalization as of June 30, 2011, and (ii) on a pro forma basis after giving effect to the following planned transactions:

  •
  the planned distribution of approximately [            ] million shares of our common stock to El Paso stockholders;

  •
  the assumed issuance of approximately $2.25 billion of debt. As part of the spin-off transaction we expect to issue between $2.0 billion to $2.25 billion of debt;

  •
  the repayment of outstanding borrowings on the existing revolving line of credit, which at June 30, 2011 was $400 million;

  •
  the repayment to El Paso of outstanding intercompany debt and accounts payable, which at June 30, 2011 were $636 million and $145 million, respectively; and

  •
  the cash distribution of approximately $1.0 billion to El Paso.

        The table should be read in conjunction with our audited and unaudited consolidated financial statements and the notes to the audited and unaudited consolidated financial statements included in this information statement, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Unaudited Pro Forma Condensed Consolidated Financial Data."

	June 30, 2011
	Actual	As adjusted
	(In millions)
Cash and Cash Equivalents	$34	$50

Debt Outstanding:
Long-term debt(1)	401	2,251
Accounts and note payable to affiliate(2)	781	—

Total debt	1,182	2,251
Stockholders' Equity:
Common stock	—	[ ]
Additional paid-in capital	4,816	3,786
Accumulated deficit	(1,586)	(1,586)
Accumulated other comprehensive loss	(8)	(8)

Total stockholders' equity(3)	3,222	2,192

Total Capitalization	$4,404	$4,443

(1)
As adjusted long-term debt assumes no borrowings against the $1.0 billion revolving line of credit.

(2)
Includes debt and accounts payable owed to El Paso which is expected to be repaid prior to the spin-off.

(3)
As adjusted stockholders' equity includes the impact of a cash distribution of approximately $1.0 billion to El Paso prior to the spin-off.

 DIVIDEND POLICY

        Although we intend to declare and pay dividends on our common stock, we currently intend to retain substantially all of our future earnings to support the growth and development of our business. As a result, we do not expect to pay substantial dividends in the near term. However, payment of future cash dividends will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant.

 SELECTED FINANCIAL DATA

        The following table presents our selected consolidated financial information. The selected financial information as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is derived from our audited financial statements included in this information statement. The selected consolidated financial information as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 is derived from our unaudited consolidated financial statements included in this information statement. The selected financial information as of and for the years ended December 31, 2007 and 2006 is derived from audited consolidated financial statements not included in this information statement.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
			(In millions)
Statements of Income Data:
Operating revenues(1)	$785	$1,016	$1,789	$1,828	$2,762	$2,300	$1,619
Operating income (loss)(2)	$220	$490	$731	$(1,317)	$(1,533)	$862	$363
Net income (loss)(2)	$152	$315	$443	$(911)	$(1,263)	$464	$196
	As of June 30,		As of December 31,
	2011		2010	2009	2008	2007	2006
			(In millions)
Balance Sheet Data:
Cash and cash equivalents	$34		$74	$183	$102	$114	$132
Property, plant and equipment, net	$4,190		$3,724	$2,993	$4,483	$7,058	$5,188
Total assets	$5,267		$4,938	$4,457	$6,384	$8,872	$6,961
Long-term debt	$401		$301	$835	$915	$751	$1,345
Note payable to affiliate(3)	$636		$781	$292	$548	$1,244	$—

(1)
Includes the impact of realized and unrealized gains on financial derivatives of $23 million and $284 million for the six months ended June 30, 2011 and 2010, and $390 million, $687 million, $196 million and $188 million for the years ended December 31, 2010, 2009, 2008 and 2007, and realized and unrealized losses of $99 million for the year ended December 31, 2006, respectively.

(2)
Includes non-cash ceiling test charges of $2.1 billion in 2009 and $2.8 billion in 2008, principally as a result of declines in commodity prices.

(3)
Includes amounts owed to El Paso Corporation which are expected to be repaid prior to the spin-off.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

        The unaudited pro forma condensed consolidated financial data of EP Energy presented below have been derived from our historical consolidated financial statements included in this information statement. The pro forma adjustments give effect to the separation of El Paso's exploration and production businesses into an independent, publicly traded company. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes to those statements included in this information statement.

        The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2011 and the year ended December 31, 2010 have been prepared as though the spin-off occurred as of January 1, 2010. The unaudited pro forma condensed consolidated balance sheet at June 30, 2011 has been prepared as though the spin-off occurred on June 30, 2011. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the spin-off and the associated Separation and Distribution Agreement. In addition, such adjustments are estimates and may not prove to be accurate.

        The pro forma adjustments include the following items:

  •
  the planned distribution of approximately [            ] million shares of our common stock to El Paso stockholders;

  •
  the assumed issuance of approximately $2.25 billion of debt. As part of the spin-off transaction we expect to issue between $2.0 billion to $2.25 billion of debt;

  •
  the repayment of outstanding borrowings on the existing revolving line of credit, which as of June 30, 2011 was $400 million;

  •
  the repayment to El Paso of outstanding intercompany debt and accounts payable, which as of June 30, 2011 were $636 million and $145 million, respectively;

  •
  the cash distribution of approximately $1.0 billion to El Paso; and

  •
  the reclassification of intercompany transactions as third party transactions.

        Our unaudited pro forma condensed consolidated statements of income do not include adjustments for all of the costs of operating as a stand-alone company, including possible higher information technology, tax, accounting, treasury, investor relations, insurance and other expenses related to being a stand-alone company versus amounts historically allocated to us. Such possible increased costs are not included in the unaudited pro forma condensed consolidated financial statements as their impact is not factually supportable.

        The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the spin-off occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

        The unaudited pro forma condensed consolidated financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in this information statement.

EP ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)

	Six Months Ended June 30, 2011 (As Reported)	Pro Forma Adjustments		Pro Forma
Operating revenues
Third parties	$439	$322	(a)		$761
Affiliates	322	(322	)(a)		—
Realized and unrealized gains on financial derivatives	23	—			23
Other	1	—			1

	785	—			785

Operating expenses
Operation and maintenance	197	—			197
Depreciation, depletion and amortization	280	—			280
Other	88	—			88

	565	—			565

Operating income	220	—			220
Other expense	(1)	—			(1)
Interest expense, net of capitalized interest
Third parties	(4)	(52	)(b)		(56)
Affiliates	(2)	2	(b)		—

Income (loss) before income taxes	213	(50)			163
Income tax expense (benefit)	61	(18	)(d)		43

Net income (loss)	$152	$(32)			$120

Pro forma earnings per share:(d)
Basic				$	[	]
Diluted				$	[	]
Pro forma shares outstanding:(d)
Basic					[	]
Diluted					[	]

EP ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)

	Year Ended December 31, 2010 (As Reported)	Pro Forma Adjustments		Pro Forma
Operating revenues
Third parties	$634	$746	(a)		$1,380
Affiliates	746	(746	)(a)		—
Realized and unrealized gains on financial derivatives	390	—			390
Other	19	—			19

	1,789	—			1,789

Operating expenses
Operation and maintenance	383	—			383
Depreciation, depletion and amortization	477	—			477
Other	198	—			198

	1,058	—			1,058

Operating income	731	—			731
Other expense	(4)	—			(4)
Interest expense, net of capitalized interest
Third parties	(16)	(111	)(b)		(127)
Affiliates	(5)	5	(b)		—

Income (loss) before income taxes	706	(106)			600
Income tax expense (benefit)	263	(37	)(d)		226

Net income (loss)	$443	$(69)			$374

Pro forma earnings per share:(d)
Basic				$	[	]
Diluted				$	[	]
Pro forma shares outstanding:(d)
Basic					[	]
Diluted					[	]

EP ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(In millions, except share amounts)

	As of June 30, 2011 (As reported)	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$34	$16	(f)	$50
Accounts receivable
Customer, net of allowance of less than $1 in 2011	109	171	(a)	280
Affiliates	171	(171	)(a)	—
Other	33	—		33
Assets from price risk management activities	185	—		185
Other	125	—		125

Total current assets	657	16		673

Property, plant and equipment, net	4,190	—		4,190

Other assets
Investments in unconsolidated affiliates	372	—		372
Other	48	23	(g)	71

	420	—		443

Total assets	$5,267	$39		$5,306

LIABILITIES AND EQUITY
Current liabilities
Accounts payable
Trade	$141	$—		$141
Affiliates	145	(145	)(h)	—
Other	258	—		258
Other	110	—		110

Total current liabilities	654	(145)		509

Long-term debt	401	(400	)(h)
		2,250	(h)	2,251
Note payable to affiliate	636	(636	)(h)	—
Other long-term liabilities
Other	354	—		354

	2,045	1,069		3,114

Commitments and contingencies
Stockholders' equity
Common stock, par value $0.01 per share, [ ] shares authorized and outstanding	—	—	(i)	—
Additional paid-in capital	4,816	(1,030	)(f)	3,786
Accumulated deficit	(1,586)	—		(1,586)
Accumulated other comprehensive loss	(8)	—		(8)

Total stockholders' equity	3,222	(1,030)		2,192

Total liabilities and equity	$5,267	$39		$5,306

EP ENERGY CORPORATION

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)
Reflects the reclassification of activity and balances with El Paso from affiliates to third party.

(b)
Reflects adjustments to third party interest expense resulting from the assumed issuance of approximately $2.25 billion of indebtedness prior to the spin-off, as follows (in millions):

	Six Months Ended June 30, 2011	Year ended December 31, 2010
Interest expense on assumed $2.25 billion of newly incurred indebtedness at an assumed rate of 6.5% (see note (c))	$(73)	$(146)
Reclassification of balance from affiliate to third party	2	2
Historical interest expense on revolving line of credit	7	16
Additional interest expense capitalized	12	17

Total pro forma adjustment to third party interest expense	(52)	(111)
Historical interest expense on affiliated debt, net of capitalized interest of $6 and $9	2	5

Total pro forma adjustment to interest expense	$(50)	$(106)

(c)
Assumed rate of 6.5% is based upon current expectations of interest rates for the types and maturities of bonds expected to be issued, as well as the Company's anticipated credit profile. An increase in the average interest rate applicable to the assumed issuance of approximately $2.25 billion of indebtedness of one-eighth of one percent (0.125%) would result in additional interest expense of less than $2 million and $3 million for the six months ended June 30, 2011 and for the year ended December 31, 2010, respectively.

(d)
Represents the tax effect of pro forma adjustments to income before income taxes using a statutory tax rate of 35% for the six months ended June 30, 2011 and for the year ended December 31, 2010. The effective tax rate of EP Energy could be different (either higher or lower) depending on activities subsequent to the spin-off.

(e)
The calculation of pro forma basic earnings per share and shares outstanding is based on the number of shares of El Paso common stock outstanding as of [                        ], 2011, adjusted for the distribution ratio of [            ] shares of our common stock for each share of El Paso common stock outstanding. The calculation of pro forma diluted earnings per share and shares outstanding for the periods presented is based on the number of shares of El Paso common stock outstanding and diluted shares of common stock outstanding as of [                        ], 2011, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from the replacement of El Paso stock-based awards held by our employees and employees of El Paso or the grant of new stock-based awards. The number of dilutive shares of our common stock that will result from El Paso stock options and restricted stock awards held by our employees will not be determined until after the first trading day following the distribution date for the spin-off.

(f)
Represents assumed adjustments to cash and cash equivalents, as follows (in millions):

Cash received from assumed issuance of debt	$2,250
Cash paid to El Paso to settle intercompany debt and accounts payable	(781)
Cash paid for amounts outstanding under our revolving line of credit	(400)
Cash paid for additional debt issuance cost (see note (g))	(23)
Cash distribution to El Paso	(1,030)

Cash pro forma adjustment	$16

(g)
Represents additional debt issuance costs related to the incurrence of the assumed issuance of approximately $2.25 billion of debt.

(h)
Represents the assumed issuance of approximately $2.25 billion of debt, the repayment of outstanding debt under our revolving line of credit, which at June 30, 2011 was $400 million, and the repayment to El Paso of outstanding intercompany debt and accounts payable, which at June 30, 2011 were $636 million and $145 million, respectively.

(i)
Represents the distribution of approximately [            ] million shares of our common stock at a par value of $0.01 per share to holders of El Paso common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the information under the headings "Risk Factors," "Selected Financial Data" and "Business" and the financial statements and the accompanying footnotes included in this information statement. MD&A includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from the statements we make. These risks and uncertainties are discussed further in "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors."

The Spin-Off

        In May 2011, El Paso announced its plan to separate its exploration and production business into an independent, publicly traded company, through a spin-off that is expected to be completed in accordance with a Separation and Distribution Agreement between El Paso and EP Energy. The spin-off is intended to be tax free to the stockholders as of the record date for the spin-off. Upon completion of the spin-off, El Paso and EP Energy will each be independent, publicly traded companies and will have separate public ownership and management. The spin-off is, among other things, subject to the satisfaction of the conditions described under "The Spin-Off—Spin-Off Conditions and Termination." EP Energy was incorporated in Delaware as a wholly owned subsidiary of El Paso on December 6, 1999. See further discussion under "The Spin-Off" included in this information statement.

        The financial statements included in this information statement reflect the historical results of operations, financial position and cash flows of the El Paso subsidiary that operates its exploration and production business. The assets and liabilities in the financial statements included in this information statement have been reflected on a historical basis, as immediately prior to the spin-off all of the assets and liabilities presented are wholly owned by El Paso. The consolidated statements of income also include expense allocations for certain corporate functions historically performed by El Paso, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based on a combination of direct and indirect methods. Direct allocations are generally based on specific identification, headcount or computer utilization. Indirect allocations are based on a methodology that considers our earnings, payroll and assets relative to other businesses of El Paso. These methods have been consistently applied. Our management believes the assumptions underlying the consolidated financial statements, including the assumptions regarding allocating general corporate expenses from El Paso, are reasonable. However, the consolidated financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Furthermore, these historical financial statements may not be reflective of our operations as a stand-alone company in the future.

Exploration and Production Business

        We are one of North America's leading independent oil, natural gas, and NGL producers focused on generating competitive financial returns through disciplined capital allocation and portfolio management, cost control and marketing and selling our oil and natural gas production at optimal prices while managing associated price risks. The profitability and performance of our business is driven by an ability to locate and develop economic oil and natural gas reserves and extract those reserves at the lowest possible production and administrative costs. Our strategy focuses on building and applying competencies in assets with repeatable programs, maximizing returns by adding assets, reserves and resources that match our competencies and divesting assets that do not and by executing to improve capital and expense efficiency.

        Domestically, we operate through three divisions: Central, Western and Southern. The Central division includes operations in east Texas, Louisiana, Alabama, Indiana and eastern Oklahoma. Operations in our Western division are located in the Uintah Basin in Utah, the Raton Basin in New Mexico and Colorado, and the Rocky Mountains in Wyoming. Our Southern division is located along the Gulf Coast, south and west areas of Texas and the Gulf of Mexico. Our core programs include the Haynesville Shale in northwest Louisiana and east Texas, the Eagle Ford Shale in south Texas, the Altamont fractured tight sands in Utah and the Wolfcamp Shale, which is located in the Permian basin of west Texas.

        We have a very efficient program in the Haynesville Shale, which allows us to deliver favorable returns even at current levels of depressed natural gas prices. We plan to continue to operate four rigs in the area through 2011. Activity levels in 2012 may be impacted by the level of natural gas prices and service costs.

        In the Altamont area, we are gaining operational efficiencies as we develop the field. We ran three rigs through the first half of 2011. Currently, we are running two rigs.

        The Eagle Ford oil program has the most economic potential in our portfolio at current prices, with approximately 60 percent of our acreage in the liquids rich area of the shale play. We are currently running three rigs.

        In our Wolfcamp program, which we entered in 2010, we are focused on optimizing our drilling, completion, hydraulic fracturing designs, and artificial lift systems. We are currently running two rigs.

        In south Louisiana, we are developing our emerging Louisiana Wilcox program, which provides additional oil reserves in our drilling program. We are currently running two rigs.

        Internationally, our portfolio consists of producing fields along with several exploration and development projects in offshore Brazil and exploration projects in Egypt. Success of our international programs in Brazil and Egypt will require effective project management, strong partner relations and obtaining approvals from regulatory agencies.

        We evaluate acquisition and growth opportunities that are focused on our core competencies and areas of competitive advantage. Strategic acquisitions can provide us greater opportunities to achieve our long-term goals by leveraging existing expertise in key operating areas, balance our exposure to regions, basins and commodities, help us to achieve risk-adjusted returns competitive with those available within our existing drilling programs, as well as increase our reserves.

        Our exploration and production operations generate profits dependent on the prices for oil and natural gas, the costs to explore, develop, and produce oil and natural gas, and the volumes we are able to produce, among other factors. Our long-term profitability will be primarily influenced by the following factors:

  •
  Growing our oil and natural gas proved reserve base and production volumes through successful execution of our drilling programs;

  •
  Finding and producing oil and natural gas at a reasonable cost; and

  •
  Managing price risks to optimize realized prices on our oil and natural gas production.

        In addition to these factors, our future profitability and performance will be affected by our ability to execute our strategy, the impacts of volatility in the financial and commodity markets, industry-wide changes in the cost of drilling and oilfield services which impact our daily production, operating and capital costs, our debt level and related interest costs and the successful resolution of our historical contingencies. Additionally we may be impacted by hurricanes and other weather events, or domestic or international regulatory or other actions in response to events outside of our control (e.g., oil spills). To the extent possible, we attempt to mitigate certain of these risks through actions, such as entering into longer term contractual arrangements to control costs and entering into derivative contracts to reduce the financial impact of downward commodity price movements.

Results of Operations

Overview

        Our management uses earnings before interest expense and income taxes ("EBIT") as a measure to assess the operating results and effectiveness of our business, which consist of both consolidated businesses and investments in unconsolidated affiliates. We believe EBIT is useful to our investors because it allows them to evaluate more effectively our operating performance using the same performance measure analyzed internally by our management and so that our investors may evaluate our operating results without regard to our financing methods or capital structure. We define EBIT as net income (loss) adjusted for items such as (i) interest and debt expense and (ii) income taxes. EBIT may not be comparable to measures used by other companies. Additionally, EBIT should be considered in conjunction with net income (loss), income (loss) before income taxes and other GAAP performance measures such as operating income or operating cash flows.

        Below is a reconciliation of our EBIT to our consolidated net income (loss) for the six months ended June 30 and the three years ended December 31:

	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008
	(In millions)
EBIT	$219	$493	$727	$(1,348)	$(1,619)
Interest and debt expense	(6)	(9)	(21)	(25)	(57)
Income tax (expense) benefit	(61)	(169)	(263)	462	413

Net income (loss)	$152	$315	$443	$(911)	$(1,263)

Significant Operational Factors

        Production.    Below is an analysis of our production by division for the six months ended June 30 and years ended December 31 (MMcfe/d):

	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008
United States
Central	415	330	338	269	257
Western	154	156	160	154	154
Southern	157	205	189	256	320
International
Brazil	34	31	33	12	11

Total consolidated	760	722	720	691	742

Unconsolidated affiliate	62	62	62	72	74

Total combined	822	784	782	763	816

        Below is an analysis of our production by commodity for the six months ended June 30 and years ended December 31 (MMcfe/d):

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Natural Gas (MMcf/d)
Consolidated volumes	658	622	618	599	636
Unconsolidated affiliate volumes	47	46	47	54	56

Total Combined	705	668	665	653	692

Oil and condensate (MBbls/d)
Consolidated volumes	14	13	13	11	13
Unconsolidated affiliate volumes	1	1	1	1	1

Total Combined	15	14	14	12	14

NGL (MBbls/d)
Consolidated volumes	3	4	4	5	5
Unconsolidated affiliate volumes	2	2	2	2	1

Total Combined	5	6	6	7	6

        Central division—Our 2011 Central division production volumes continued to increase as a result of our successful drilling programs in the Haynesville Shale. At June 30, 2011, we had 83 operated wells and our total production was approximately 260 MMcfe/d related to our Haynesville program.

        Western division—Our 2011 Western division production volumes are approximately even compared to 2010, due to natural declines in the Rockies offset by increased production volumes in Altamont. As of June 30, 2011, we had 251 operated wells and our production was approximately 51 MMcfe/d related to our Altamont program.

        Southern division—Our 2011 Southern division production volumes decreased primarily due to natural declines and lower levels of drilling activity in the Texas Gulf Coast and Gulf of Mexico areas. In this division, we continue to focus on increasing our Eagle Ford Shale activity, where in 2011 we have successfully drilled 28 additional wells, for a total of 48 wells. These wells are located principally in the liquids rich area of the Eagle Ford Shale. As of June 30, 2011, our total production was approximately 37 MMcfe/d related to our Eagle Ford program. Additional Eagle Ford production is currently constrained due to infrastructure limitations which we expect will be resolved in the second half of 2011. We also continue to assess our Wolfcamp Shale area, having drilled seven wells during 2011. We have also drilled six wells during 2011 in our Louisiana Wilcox program.

        International—Our 2011 production in Brazil increased due to production from our Camarupim Field. We continue to work with the operator, Petrobras, in this field where a fourth well is expected to begin production later in 2011. We also continue the process of obtaining regulatory and environmental approvals for the Pinauna Field in the Camamu Basin that are required in order to enter the next phase of development. During the six months ended June 30, 2011 we released $44 million of our unevaluated capitalized costs related to the ES-5 block to our Brazilian full cost pool upon the completion of our evaluation of an exploratory well drilled in 2009. As of June 30, 2011, we have approximately $142 million and $70 million of remaining unevaluated capitalized costs in Brazil and Egypt, respectively. During the second half of the year we expect to complete a test of an exploratory well drilled in 2010 in Brazil and further evaluate the commerciality of areas within our South Alamein and South Mariut blocks in Egypt through the drilling of additional wells. Depending on the results of our activities, we could incur ceiling test charges in the future.

        Cash Operating Costs.    We monitor cash operating costs required to produce our oil and natural gas production volumes. Cash operating costs is a non-GAAP measure calculated on a per Mcfe basis and includes total operating expenses less depreciation, depletion and amortization expense, ceiling test and other impairment charges, transportation costs and cost of products. Cash operating costs per unit is a valuable measure of operating performance and efficiency however, may not be comparable to other companies. During the six months ended June 30, 2011, cash operating costs per unit decreased to $1.80/Mcfe as compared to $1.83/Mcfe during the same period in 2010.

        The table below represents a reconciliation of our cash operating costs for the six months ended June 30 and the years ended December 31:

	Six Months Ended June 30,				Years Ended December 31,
	2011		2010		2010		2009		2008
	Total	Per-unit	Total	Per-unit	Total	Per-unit	Total	Per-unit	Total	Per-unit
	(In millions, except per unit costs)
Total operating expenses	$565	$4.11	$526	$4.02	$1,058	$4.03	$3,145	$12.46	$4,120	$15.16
Depreciation, depletion and amortization	(280)	(2.04)	(235)	(1.79)	(477)	(1.82)	(440)	(1.74)	(799)	(2.94)
Transportation costs	(38)	(0.27)	(36)	(0.28)	(73)	(0.28)	(66)	(0.26)	(79)	(0.29)
Cost of products	—	—	(15)	(0.11)	(15)	(0.05)	(31)	(0.13)	(38)	(0.14)
Ceiling test charges	—	—	(2)	(0.01)	(25)	(0.10)	(2,123)	(8.41)	(2,669)	(9.82)
Impairments	—	—	—	—	—	—	(25)	(0.10)	—	—

Total cash operating costs and per-unit cash costs(1)	$247	$1.80	$238	$1.83	$468	$1.78	$460	$1.82	$535	$1.97

Total equivalent volumes (MMcfe)		137,543		130,711		262,631		252,432		271,673

(1)
Excludes volumes and costs associated with the equity investment in Four Star.

  Outlook for 2011.

        For the full year we currently expect the following on a worldwide basis:

  •
  Capital expenditures, excluding acquisitions, of approximately $1.6 billion. Of this total, we expect to spend approximately $1.5 billion on our domestic program (more than half of which is expected to be allocated to oil and liquids programs) and approximately $0.1 billion in Brazil and Egypt.

  •
  Average daily equivalent production volumes for the year of approximately 830 MMcfe/d to 860 MMcfe/d, which includes approximately 60 MMcfe/d from Four Star.

  •
  Average daily oil production volumes for the year of approximately 18.5 MBbls/d to 20.5 MBbls/d including Four Star;

  •
  Average cash operating costs between $1.70/Mcfe and $1.85/Mcfe for the year; and

  •
  Depreciation, depletion and amortization rate between $2.05/Mcfe and $2.15/Mcfe.

        Reserve Replacement Ratio/Reserve Replacement Costs.    We calculate two primary metrics, (i) a reserve replacement ratio and (ii) reserve replacement costs, to measure our ability to establish a long-term trend of adding reserves at a reasonable cost in our core asset areas. The reserve replacement ratio is an indicator of our ability to replenish annual production volumes and grow our reserves. It is important for us to economically find and develop new reserves that will more than offset produced volumes and provide for future production given the inherent decline of hydrocarbon reserves. In addition, we calculate reserve replacement costs to assess the cost of adding reserves, which is ultimately included in depreciation, depletion and amortization expense. We believe the ability to develop a competitive advantage over other oil and natural gas companies is dependent on adding reserves in our core asset areas at lower costs than our competition. We calculate these metrics as follows:

Reserve replacement ratio	Sum of reserve additions(1)(2)

Actual production for the corresponding period
Reserve replacement costs/Mcfe	Total oil and gas capital costs(3)

Sum of reserve additions(1)(2)

(1)
Reserve additions include proved reserves and reflect reserve revisions for prices and performance, extensions, discoveries and other additions and acquisitions and do not include unproved reserve quantities or proved reserve additions attributable to investments accounted for using the equity method. We present these metrics separately, both including and excluding the impact of price revisions on reserves, to demonstrate the effectiveness of our drilling program exclusive of economic factors (such as price) outside of our control. All amounts are derived directly from the table presented in "Financial Statements and Supplementary Data—Supplemental Oil and Natural Gas Operations."

(2)
The proved reserves used in the calculation of reserve replacement ratio and reserve replacement costs in 2010 and 2009 were determined based on the SEC's final rule on Modernization of Oil and Gas Reporting ("Final Rule") effective December 31, 2009. The Final Rule, among other things, revised the definitions of proved reserves and required us to use the first day 12-month average price in determining estimated proved reserves.

(3)
Total oil and gas capital costs include the costs of development, exploration and property acquisition activities conducted to add reserves and exclude asset retirement obligations. Amounts are derived directly from the table presented in "Financial Statements and Supplementary Data—Supplemental Oil and Natural Gas Operations."

        The reserve replacement ratio and reserve replacement costs per unit are statistical indicators that have limitations, including their predictive and comparative value. As an annual measure, the reserve replacement ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. In addition, since the reserve replacement ratio does not consider the cost or timing of developing future production of new reserves, it cannot be used as a measure of value creation.

        The exploration for and the acquisition and development of oil and natural gas reserves is inherently uncertain as further discussed in "Risk Factors—Risks Relating to our Business." One of these risks and uncertainties is our ability to spend sufficient capital to increase our reserves. While we currently expect to spend such amounts in the future, there are no assurances as to the timing and magnitude of these expenditures or the classification of the proved reserves as developed or undeveloped. At December 31, 2010, 2009 and 2008, proved developed reserves represent approximately 60 percent, 67 percent and 74 percent, respectively, of our total consolidated proved reserves. Proved developed reserves will generally begin producing within the year they are added, whereas proved undeveloped reserves generally require a major future expenditure.

        The table below shows our reserve replacement costs and reserve replacement ratio for our domestic and worldwide operations, including and excluding the effect of price revisions on reserves for each of the years ended December 31:

	Including Price Revisions			Excluding Price Revisions
	2010	2009	2008	2010	2009	2008
	($/Mcfe)			($/Mcfe)
Reserve Replacement Costs(1)
Domestic
Including acquisitions	$1.29	$1.84	$6.68	$1.56	$1.57	$2.87
Excluding acquisitions	1.29	1.91	7.01	1.58	1.59	2.87
Worldwide
Including acquisitions	$1.40	$2.04	$36.00	$1.72	$1.76	$3.25
Excluding acquisitions	1.41	2.13	56.05	1.75	1.81	3.26
Reserve Replacement Ratios
Domestic
Including acquisitions	370%	188%	84%	306%	220%	195%
Excluding acquisitions	353%	162%	77%	289%	195%	188%
Worldwide
Including acquisitions	347%	212%	17%	284%	245%	192%
Excluding acquisitions	331%	187%	11%	268%	220%	186%

(1)
Only proved property acquisition costs are excluded from these calculations. Leasehold or unproved acquisitions costs are included in all calculations.

        We typically cite reserve replacement costs in the context of a multi-year trend, in recognition of its limitation as a single year measure, and also to demonstrate consistency and stability, which are essential to our business model. The table below shows our reserve replacement costs for our domestic and worldwide operations for the three years ended December 31, 2010.

	Including Price Revisions	Excluding Price Revisions
	Three Years Ended December 31, 2010 ($/Mcfe)
Reserve Replacement Costs
Domestic
Including acquisitions	$2.19	$1.94
Excluding acquisitions	2.25	1.96
Worldwide
Including acquisitions	$2.73	$2.16
Excluding acquisitions	2.84	2.20

        Capital Expenditures.    Our oil and gas capital expenditures were as follows for the six months ended June 30 and three years ended December 31:

	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008
	(In millions)
Total oil and gas capital costs, excluding proved property acquisitions	$735	$563	$1,231	$1,004	$1,648
Proved property acquisitions	1	10	51	87	51

Total oil and gas capital costs, including acquisitions(1)	$736	$573	$1,282	$1,091	$1,699

(1)
Total oil and gas capital costs include the costs of development, exploration and property acquisition activities conducted to add reserves and exclude asset retirement obligations.

        Capital expenditures for the six months ended June 30, 2011, and rig count by core program as of June 30, 2011 were:

	Capital expenditures (In millions)	Rig Count
Haynesville	$197	4
Altamont	74	3
Eagle Ford	275	4
Wolfcamp	70	2
Other programs	120	1

Total Capital expenditures	$736	14

Price Risk Management Activities

        We enter into derivative contracts on our oil and natural gas production primarily to stabilize cash flows, and reduce the risk and financial impact of downward commodity price movements on commodity sales. Because we apply mark-to-market accounting on our financial derivative contracts and because we do not hedge all of our price risks, this strategy only partially reduces our commodity price exposure. Our reported results of operations, financial position and cash flows can be impacted significantly by commodity price movements from period to period. Adjustments to our strategy and the decision to enter into new positions or to alter existing positions are made based on the goals of the overall company. During the first six months of 2011, approximately 86 percent of our natural gas production and 100 percent of our crude oil production were economically hedged at average floor prices of $5.71 per MMBtu and $85.99 per barrel, respectively.

        The following table reflects the contracted volumes and the minimum, maximum and average prices we will receive under our derivative contracts as of June 30, 2011.

	2011		2012		2013
	Volumes(1)	Average Price(1)	Volumes(1)	Average Price(1)	Volumes(1)	Average Price(1)
Natural Gas
Fixed Price Swaps	86	$5.87	105	$6.01	—	$—
Ceilings	9	$7.29	—	$—	—	$—
Floors	9	$6.00	—	$—	—	$—
Basis Swaps(2)
Texas Gulf Coast	17	$(0.13)	—	$—	—	$—
Raton	11	$(0.25)	—	$—	—	$—
Oil
Fixed Price Swaps	1,012	$87.54	640	$100.13	—	$—
Ceilings	—	$—	1,464	$95.00	2,920	$96.88
Three Way Collars—Ceiling	1,840	$94.27	5,764	$114.16	1,552	$128.34
Three Way Collars—Floors(3)	1,840	$85.14	5,764	$92.54	1,552	$100.00

(1)
Volumes presented are TBtu for natural gas and MBbl for oil. Prices presented are per MMBtu of natural gas and per Bbl of oil.

(2)
Our basis swaps effectively limit our exposure to differences between the NYMEX gas price and the price at the location where we sell our gas. The average prices listed above are the amounts we will pay per MMBtu relative to the NYMEX price to "lock-in" these locational price differences.

(3)
If market prices settle at or below $65.00, $67.54 and $75.00 for the years 2011, 2012 and 2013, respectively, our three way collars-floors effectively "lock-in" a cash settlement of $20.14 for 2011 and $25.00 for 2012 and 2013 above the market price.

Operating Results and Variance Analysis

        The information below provides the financial results and an analysis of significant variances in these results during the periods ended June 30 and December 31:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(In millions)
Physical sales:
Natural gas	$497	$516	$974	$830	$1,960
Oil and condensate	236	164	346	214	435
NGL	28	34	60	53	106

Total physical sales	761	714	1,380	1,097	2,501

Realized and unrealized gains on financial derivatives(1)	23	284	390	687	196
Other revenues(2)	1	18	19	44	65

Total operating revenues	785	1,016	1,789	1,828	2,762

Operating Expenses:
Cost of products(3)	—	15	15	31	38
Transportation costs	38	36	73	66	79
Production costs	143	133	264	252	363
Depreciation, depletion and amortization	280	235	477	440	799
General and administrative expenses	98	96	190	195	160
Ceiling test charges	—	2	25	2,123	2,669
Impairment of inventory and other assets	—	—	—	25	—
Other	6	9	14	13	12

Total operating expenses	565	526	1,058	3,145	4,120

Operating income (loss)	220	490	731	(1,317)	(1,358)
Other income (expense)(4)	(1)	3	(4)	(32)	(90)

EBIT(5)	$219	$493	$727	$(1,349)	$(1,448)

(1)
Includes $6 million for each of the six months ended June 30, 2011 and 2010 and $11 million, $406 million and $(88) million for the years ended December 31, 2010, 2009 and 2008, reclassified from accumulated other comprehensive income associated with accounting hedges. We discontinued the use of hedge accounting effective December 31, 2008.

(2)
Other revenues include $18 million for the six months ended June 30, 2010 and $18 million, $43 million and $62 million for the years ended December 31, 2010, 2009 and 2008 related to operations from Altamont processing plants and related gathering systems, which were sold in May 2010 to El Paso's midstream business.

(3)
Cost of products includes $15 million for the six months ended June 30, 2010 and $15 million, $32 million and $37 million for the years ended December 31, 2010, 2009 and 2008 related to operations from Altamont processing plants and related gathering systems, which were sold in May 2010 to El Paso's midstream business.

(4)
Other income (expense) includes equity earnings from Four Star, our unconsolidated affiliate, net of amortization of our purchase cost in excess of our equity interest in the underlying net assets. In 2008, other expense also includes a $125 million impairment charge related to our equity interest in Four Star.

(5)
EBIT includes $3 million for the six months ended June 30, 2010 and $3 million, $2 million and $19 million for the years ended December 31, 2010, 2009 and 2008 related to operations from Altamont processing plants and related gathering systems, which were sold in May 2010 to El Paso's midstream business.

        The table below provides additional detail of our volumes, prices, and costs per unit. We present (i) average realized prices based on physical sales of natural gas, oil and condensate and NGL as well as (ii) average realized prices inclusive of the impacts of financial derivative settlements. Our average realized prices, including financial derivative settlements, reflect cash received and/or paid during the period on settled financial derivatives based on the period the contracted settlements were originally scheduled to occur; however, these prices do not reflect the impact of any associated premiums paid to enter into certain of our derivative contracts.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
Volumes:
Natural gas
Consolidated volumes (MMcf)	119,052	112,508	225,611	218,544	232,703
Unconsolidated affiliate volumes (MMcf)	8,554	8,358	17,165	19,557	20,576
Oil and condensate
Consolidated volumes (MBbls)	2,543	2,243	4,747	4,078	4,646
Unconsolidated affiliate volumes (MBbls)	159	198	364	419	437
NGL
Consolidated volumes (MBbls)	538	791	1,423	1,570	1,849
Unconsolidated affiliate volumes (MBbls)	280	279	573	678	617
Equivalent volumes
Consolidated MMcfe	137,543	130,711	262,631	252,432	271,673
Unconsolidated affiliate MMcfe	11,186	11,219	22,787	26,139	26,899

Total combined MMcfe	148,729	141,930	285,418	278,571	298,572

Consolidated MMcfe/d	760	722	720	691	742
Unconsolidated affiliate MMcfe/d	62	62	62	72	74

Total Combined MMcfe/d	822	784	782	763	816

Consolidated prices and costs per unit:
Natural gas
Average realized price on physical sales ($/Mcf)	$4.18	$4.59	$4.32	$3.80	$8.43
Average realized prices, including financial derivative settlements ($/Mcf)(1)(2)	$5.44	$5.95	$5.67	$7.62	$8.18
Average transportation costs ($/Mcf)	$0.30	$0.30	$0.30	$0.28	$0.31
Oil and condensate
Average realized price on physical sales ($/Bbl)	$92.74	$73.08	$72.83	$52.48	$93.63

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
Average realized price, including financial derivative settlements ($/Bbl)(1)(2)	$88.67	$72.03	$71.13	$95.57	$86.04
Average transportation costs ($/Bbl)	$0.06	$0.06	$0.08	$0.06	$0.12
NGL
Average realized price on physical sales ($/Bbl)	$52.41	$42.43	$42.38	$33.75	$57.01
Average transportation costs ($/Bbl)	$4.88	$2.68	$3.16	$2.61	$3.07
Production costs and other cash operating costs ($/Mcfe)
Average lease operating expenses	$0.73	$0.71	$0.73	$0.78	$0.90
Average production taxes(3)	0.31	0.31	0.27	0.22	0.44
Average general and administrative expenses	$0.71	$0.74	$0.72	$0.77	$0.59
Average taxes, other than production and income taxes	$0.05	$0.07	$0.06	$0.05	$0.04

Total cash operating costs	$1.80	$1.83	$1.78	$1.82	$1.97

Depreciation, depletion and amortization ($/Mcfe)(4)	$2.04	$1.79	$1.82	$1.74	$2.94

  (1)
  Premiums paid in 2009 related to natural gas derivatives settled during the six months ended June 30, 2010 and year ended December 31, 2010 were $100 million and $157 million, respectively. Had we included these premiums in our natural gas average realized prices in 2010, our realized price, including financial derivative settlements, would have decreased by $0.89/Mcf and $0.70/Mcf for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively. Premiums related to natural gas derivatives settled during the year ended December 31, 2008 were $21 million. Had we included these premiums in our natural gas average realized prices in 2008, our realized price, including financial derivative settlements, would have decreased by $0.09/Mcf for the year ended December 31, 2008. We had no premiums related to derivatives settled during the six months ended 2011, natural gas derivatives settled during the year ended December 31, 2009, or related to oil derivatives settled during the years ended December 31, 2010, 2009 and 2008.

  (2)
  The six months ended June 30, 2011 and 2010 include approximately $150 million and $153 million of cash receipts for settlements of natural gas derivative contracts and approximately $10 million and $2 million of cash paid for settlements of crude oil derivatives. The years ended December 31, 2010, 2009 and 2008 include approximately $306 million and $834 million of cash receipts and $56 million of cash paid for settlements of natural gas derivative contracts and approximately $8 million of cash paid, $176 million of cash receipts and $35 million of cash paid for settlements of crude oil derivatives, respectively.

  (3)
  Production taxes include ad valorem and severance taxes.

  (4)
  Includes $0.06 per Mcfe for the six months ended June 30, 2011, $0.06 per Mcfe for the six months ended June 30, 2010, $0.06 per Mcfe for both years ended December 31, 2010 and 2009 and $0.05 per Mcfe for the year ended December 31, 2008 related to accretion expense on asset retirement obligations.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

        Our EBIT for the six months ended June 30, 2011 decreased $274 million as compared to the six months ended 2010. The table below shows the significant variances in our financial results in the six months ended June 30, 2011 as compared to the six months ended June 30, 2010:

	Six Months Ended June 30, 2011
	Variance
	Operating Revenue	Operating Expense	Other	EBIT
	Favorable/(Unfavorable) (In millions)
Physical sales
Natural gas
Lower realized prices in 2011	$(49)	$—	$—	$(49)
Higher volumes in 2011	30	—	—	30
Oil and condensate
Higher realized prices in 2011	50	—	—	50
Higher volumes in 2011	22	—	—	22
NGL
Higher realized prices in 2011	5	—	—	5
Lower volumes in 2011	(11)	—	—	(11)
Realized and unrealized gains on financial derivatives	(261)	—	—	(261)
Other revenues	(17)	—	—	(17)
Depreciation, depletion and amortization expense
Higher depletion rate in 2011	—	(34)	—	(34)
Higher production volumes in 2011	—	(11)	—	(11)
Production costs
Higher lease operating expenses in 2011	—	(7)	—	(7)
Higher production taxes in 2011	—	(3)	—	(3)
General and administrative expenses	—	(2)	—	(2)
Ceiling test charges	—	2	—	2
Earnings from unconsolidated affiliate	—	—	—	—
Other	—	16	(4)	12

Total variances	$(231)	$(39)	$(4)	$(274)

        Physical sales.    Physical sales represent accrual-based commodity sales transactions with customers. During the quarter and six months ended June 30, 2011, our revenues increased primarily as a result of higher oil and natural gas volumes and higher oil and condensate prices. The higher volumes are due to our focus on our core programs in Haynesville and Eagle Ford shales.

        Realized and unrealized gains on financial derivatives.    During the six months ended June 30, 2011, we recognized net gains of $23 million compared to a net gain of $284 million during the same period in 2010. The gain each period is due to changes in the fair value of our derivative contracts based on forward commodity prices relative to the prices in the underlying contracts.

        Depreciation, depletion and amortization expense.    During the six months ended June 30, 2011, our depreciation, depletion and amortization expense increased as a result of a higher depletion rate and higher production volumes compared with the same periods in 2010. Our depreciation, depletion and amortization rate is higher due to our capital focus on more liquids-rich programs and we expect the rate to continue to increase during the second half of the year.

        Production costs.    During the six months ended June 30, 2011, our production costs increased as compared to the same period in 2010 primarily due to higher lease operating expenses in our Western division as a result of higher subsurface maintenance and higher production taxes associated with higher volumes.

        General and administrative expenses.    During the six months ended June 30, 2011, our general and administrative expenses increased compared to the same period in 2010, due to severance costs related to an office closure, offset by a lower corporate overhead allocation and lower labor-related costs. The impact of these severance costs was approximately $5 million, or $0.04 per Mcfe on total cash operating costs.

        Ceiling test charges.    We are required to conduct quarterly impairment tests of our capitalized costs in each of our full cost pools. During the first quarter of 2010, we recorded a non-cash ceiling test charge in our Egyptian full cost pool of $2 million as a result of the relinquishment of approximately 30 percent of our acreage in the South Mariut block. The impairment test for our Brazilian full cost pool is sensitive to changes in oil prices as even a significant part of our gas production is sold at a price contractually indexed to oil prices. A significant and sustained decrease in oil prices may subject our Brazilian full cost pool to ceiling test charges in the future.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Our EBIT for 2010 increased $2.1 billion as compared to 2009. The table below shows the significant variances in our financial results in 2010 as compared to 2009:

	Variance
	Operating Revenue	Operating Expense	Other	EBIT
	Favorable/(Unfavorable) (In millions)
Physical sales
Natural gas
Higher realized prices in 2010	$117	$—	$—	$117
Higher volumes in 2010	27	—	—	27
Oil and condensate
Higher realized prices in 2010	97	—	—	97
Higher volumes in 2010	35	—	—	35
NGL
Higher realized prices in 2010	12	—	—	12
Lower volumes in 2010	(5)	—	—	(5)
Realized and unrealized gains on financial derivatives	(297)	—	—	(297)
Other revenues	(25)	—	—	(25)
Depreciation, depletion and amortization expense
Higher depletion rate in 2010	—	(20)	—	(20)
Higher production volumes in 2010	—	(17)	—	(17)
Production costs
Lower lease operating expenses in 2010	—	4	—	4
Higher production taxes in 2010	—	(16)	—	(16)
General and administrative expenses	—	5	—	5
Ceiling test charges	—	2,098	—	2,098
Impairment of inventory and other assets	—	25	—	25
Earnings from unconsolidated affiliate	—	—	23	23
Other	—	8	5	13

Total variances	$(39)	$2,087	$28	$2,076

        Physical sales.    Physical sales represent accrual-based commodity sales transactions with customers. During 2010, revenues increased as compared with 2009 due primarily to higher commodity prices. During the year ended December 31, 2010, we also benefited from an increase in production volumes in our Central and Western divisions and in Brazil.

        Realized and unrealized gains on financial derivatives.    During the year ended December 31, 2010, we recognized net gains of $390 million compared to net gains of $687 million during 2009. Gains or losses each period are based on movements of forward commodity prices relative to the prices in our underlying financial derivative contracts.

        Depreciation, depletion and amortization expense.    During the year ended December 31, 2010, our depreciation, depletion and amortization expense increased as compared to the same period in 2009 as a result of higher depletion rate and higher production volumes. The depletion rate for the year ended December 31, 2009 was largely impacted by the ceiling test charges recorded in the first quarter of 2009.

        Production costs.    Our production costs increased during 2010 as compared to 2009 primarily due to higher production taxes which increased due to higher oil and natural gas revenues.

        General and administrative expenses.    Our general and administrative expenses decreased during 2010 as compared to the same period in 2009 primarily due to lower payroll and administrative costs to support the business following reorganizations in 2009.

        Ceiling test charges.    We are required to conduct quarterly impairment tests of our capitalized costs in each of our full cost pools. During the year ended December 31, 2010, we recorded non-cash ceiling test charges of $25 million to our Egyptian full cost pool as a result of contractual acreage relinquishments in our blocks, and a dry hole drilled in the Tanta block. During the year ended December 31, 2009, we recorded non-cash ceiling test charges of $2.1 billion to our domestic and Brazilian full cost pools as a result of low oil and natural gas prices and to our Egyptian full cost pool as a result of dry hole costs.

        Other.    Our equity earnings from Four Star in 2010 increased by $23 million as compared to 2009 primarily due to the impact of higher commodity prices partially offset by lower production volumes.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Our EBIT for 2009 increased $99 million as compared to 2008. The table below shows the significant variances in our financial results in 2009 as compared to 2008:

	Variance
	Operating Revenue	Operating Expense	Other	EBIT
	Favorable/(Unfavorable) (In millions)
Physical sales
Natural gas
Lower realized prices in 2009	$(1,011)	$—	$—	$(1,011)
Lower volumes in 2009	(119)	—	—	(119)
Oil and condensate
Lower realized prices in 2009	(167)	—	—	(167)
Lower volumes in 2009	(55)	—	—	(55)
NGL
Lower realized prices in 2009	(36)	—	—	(36)
Lower volumes in 2009	(16)	—	—	(16)
Realized and unrealized gains on financial derivatives	491	—	—	491
Other revenues	(21)	—	—	(21)
Depreciation, depletion and amortization expense
Lower depletion rate in 2009	—	305	—	305
Lower production volumes in 2009	—	54	—	54
Production costs
Lower lease operating expenses in 2009	—	46	—	46
Lower production taxes in 2009	—	65	—	65
General and administrative expenses	—	(35)	—	(35)
Ceiling test charges	—	546	—	546
Impairment of inventory and other assets	—	(25)	—	(25)
Earnings from unconsolidated affiliate	—	—	63	63
Other	—	19	(5)	14

Total variances	$(934)	$975	$58	$99

        Physical sales.    During the year ended December 31, 2009, natural gas, oil, condensate and NGL revenues decreased as compared to 2008 due to lower commodity prices and lower production volumes.

        Realized and unrealized gains on financial derivatives.    During the year ended December 31, 2009, we recognized net gains of $687 million compared to net gains of $196 million during 2008 due to lower oil and natural gas prices in 2009 relative to the commodity prices contained in our derivative contracts.

        Depreciation, depletion and amortization expense.    During 2009, our depreciation, depletion and amortization expense decreased as a result of a lower depletion rate and lower production volumes. The lower depletion rate is primarily a result of the impact of the ceiling test charges recorded in December 2008 and March 2009.

        Production costs.    Our production costs decreased during 2009 as compared to the same periods in 2008 primarily due to lower production taxes as a result of lower oil and natural gas revenues and lower lease operating expenses from cost declines in the lower commodity price environment.

        General and administrative expenses.    Our general and administrative expenses increased during 2009 as compared to the same periods in 2008 primarily due to the reversal of a $20 million accrual in

2008 as a result of a favorable ruling on a legal matter and higher severance costs of approximately $7 million due to reorganizations in 2009.

        Ceiling test charges.    During the fourth quarter of 2008 and the first quarter of 2009, we recorded total non-cash ceiling test charges of $2.8 billion and $2.1 billion. The calculation of these charges was based on spot commodity prices at the end of each period. In calculating our fourth quarter 2008 ceiling test charges, capitalized costs exceeded the ceiling limit by $2.2 billion for our domestic full cost pool and $0.5 billion for our Brazilian full cost pool. In the first quarter of 2009, due to low oil and natural gas prices, we experienced a downward price-related reserve revision of approximately 400 Bcfe (primarily in our Arklatex, Raton and Mid-Continent areas) and recorded non-cash ceiling test charges of approximately $2.0 billion in our domestic full cost pool and $28 million in our Brazilian full cost pool.

        During the fourth quarter of 2009, primarily due to proved reserve additions, we did not record ceiling test charges in our domestic full cost pool; however, we recorded a $30 million non-cash ceiling test charge in our Brazilian full cost pool as a result of lower commodity prices and a downward performance-related reserve revision in our Pescada-Arabaiana Fields.

        In accordance with the SEC's final rule on the Modernization of Oil and Gas Reporting, effective December 31, 2009, we used a 12-month average price (calculated as the unweighted arithmetic average of the price on the first day of each month within the 12-month period prior to the end of the reporting period) when performing the ceiling tests. In calculating our ceiling test charges, we are also required to hold prices constant over the life of the reserves, even though actual prices of oil and natural gas are volatile and change from period to period. For more information on the first day 12-month average price used to calculate the ceiling test, see "Financial Statements and Supplementary Data—Supplemental Oil and Natural Gas Operations."

        During 2009 and 2008, we also recorded non-cash ceiling test charges in our Egyptian full cost pool of $34 million and $9 million. These charges were primarily as a result of dry hole costs on unsuccessful wells drilled during these years.

        Impairment of inventory and other assets.    In 2009, we recorded a $16 million non-cash charge to reflect the market price we expect to receive upon the sale of certain casing and tubular goods inventory (materials and supplies), which prior to that time, we intended to use in our capital programs. Based on changes to our capital program we decided that we would sell this inventory and use the proceeds to purchase inventory related to our then current capital projects. We also recorded a $9 million non-cash charge as a result of our decision to close our Bluebell processing plant in 2010.

        Other.    Our equity earnings from Four Star increased by $63 million during the year ended December 31, 2009 as compared to 2008 primarily due to an impairment of the carrying value of our investment of $125 million recorded in 2008, partially offset by the impact of lower commodity prices in 2009.

Liquidity and Capital Resources

        Available Liquidity and Liquidity Outlook for 2011.    As of June 30, 2011, we had approximately $0.9 billion of available liquidity. We are also able to receive funds through our affiliated cash management program with El Paso.

        Our 2011 capital program anticipates planned cash capital expenditures of approximately $1.6 billion. We expect our available liquidity from operating cash flow, proceeds from non-core asset sales and our additional funding from the cash management program to be sufficient to fund our estimated 2011 capital program. During June 2011, we renewed our $1.0 billion revolving credit facility. We also continue to maintain an existing $0.3 billion revolving credit agreement which will expire in December 2011. As of and for the periods ended June 30, 2011 and December 31, 2010, the amount borrowed or utilized for letters of credit under these two facilities aggregated to approximately $0.4 and

$0.3 billion, respectively. As of August 10, 2011, our available borrowing capacity under our revolving credit facility is $100 million, and the amounts outstanding with El Paso under the cash management program were $86 million. As a result of our current available liquidity and the hedging program in place on our oil and natural gas production, we believe we are well positioned to meet our obligations and capital expenditure plans. We will continue to assess and take further actions where prudent to meet our long-term objectives and capital requirements as well as address further changes in the financial and commodity markets. However, there are a number of factors that could impact our plans, including our ability to access the financial markets to fund our long-term capital needs if the financial markets are restricted, or if there is a future decline in commodity prices. If these events occur, additional adjustments to our plan and outlook may be required, including reductions in our discretionary capital program, further reductions in operating and general and administrative expenses, obtaining secured financing arrangements, seeking additional partners for other growth projects and the sale of additional non-core assets, all of which could impact our financial and operating performance.

        In addition, as part of the spin-off, we anticipate the issuance of approximately $2.0 to $2.25 billion of debt, repayment of the existing revolving line of credit, repayment of outstanding intercompany debt and a cash distribution to El Paso. The spin-off is subject to market, regulatory, tax and final approval by El Paso's board of directors and other customary conditions.

        Overview of Cash Flow Activities.    During the six months ended June 30, 2011, we generated operating cash flow of approximately $663 million. We utilized these amounts to fund our capital programs, repay amounts outstanding under our various credit facilities and other debt obligations. For the six months ended June 30 and years ended December 31, our cash flows from operations are summarized as follows:

	June 30,		December 31,
	2011	2010	2010	2009	2008
	(In millions)
Cash Flow from Operations
Operating activities
Net income (loss)	$152	$315	$443	$(911)	$(1,263)
Ceiling test charges	—	2	25	2,123	2,824
Other income adjustments	368	386	859	(4)	626
Change in other assets and liabilities	143	(71)	(260)	365	31

Total cash flow from operations	$663	$632	$1,067	$1,573	$2,218

Other Cash Inflows
Investing activities
Net proceeds from the sale of assets and investments	$24	$126	$155	$93	$638
Other	—	4	4	—	—

	24	130	159	93	638

Financing activities
Net proceeds from borrowings under revolving credit facility	925	—	500	100	549
Net change in note payable with parent company and affiliates	—	125	489	—	—

	925	125	989	100	549

Total other cash inflows	$949	$255	$1,148	$193	$1,187

	June 30,		December 31,
	2011	2010	2010	2009	2008
	(In millions)
Cash Outflows
Investing activities
Capital expenditures	$675	$549	$1,238	$1,115	$1,564
Cash paid for acquisitions	1	10	51	131	58
Other	—	—	—	3	9

	676	559	1,289	1,249	1,631

Financing activities
Repayment of amounts borrowed under revolving credit facility	825	469	1,034	180	385
Net change in note payable with parent company and affiliates	145	—	—	256	1,396
Other	6	—	1	—	5

	976	469	1,035	436	1,786

Total cash outflows	$1,652	$1,120	$2,324	$1,685	$3,417

Net change in cash and cash equivalents	$(40)	$(141)	$(109)	$81	$(12)

Off-Balance Sheet Arrangements

        We enter into a variety of financing arrangements and contractual obligations, some of which are referred to as off-balance sheet arrangements. These include guarantees and letters of credit.

Guarantees and Indemnifications

        We periodically provide indemnification arrangements related to assets or businesses we have sold. These indemnification arrangements include, but are not limited to, indemnification for income taxes, the resolution of existing disputes, environmental matters, and necessary expenditures to ensure the safety and integrity of assets sold. As of June 30, 2011, we had no recorded obligations related to our guarantee and indemnification arrangements. These arrangements had a total stated value of approximately $77 million and expire on August 31, 2011.

Letters of Credit

        We enter into letters of credit in the ordinary course of our operations as well as periodically in conjunction with sales of assets or businesses. As of June 30, 2011, we had no outstanding letters of credit. For additional information on our counterparty credit and nonperformance risk, see Note 5 of each of our "Notes to Consolidated Financial Statements." Depending on changes in commodity prices, we could be required to post margins. A 10 percent change in natural gas and power prices would not have impacted margin requirements of our derivative contracts as of June 30, 2011.

Contractual Obligations

        We are party to various contractual obligations. Some of these obligations are reflected in our financial statements, such as liabilities from commodity-based derivative contracts, while other obligations, such as operating leases and capital commitments, are not reflected on our balance sheet.

The following table and discussion summarizes our contractual cash obligations as of June 30, 2011, for each of the periods presented:

	2011	2012-2013	2014-2015	Thereafter	Total
	(In millions)
Long-term financing obligations:
Principal	$—	$1	$—	$400	$401
Interest	6	25	25	5	61
Liabilities from price risk management activities	2	20	54	—	76
Operating leases	2	3	1	1	7
Other contractual commitments and purchase obligations:
Volume and transportation commitments	24	111	104	237	476
Other obligations	52	42	1	—	95

Total contractual obligations	$86	$202	$185	$643	$1,116

        Long-term Financing Obligations (Principal and Interest).    Debt obligations included in the table above represent stated maturities. Interest payments are shown through the stated maturity date of the related debt based on (i) the contractual interest rate for fixed rate debt and (ii) current market interest rates and the contractual credit spread for variable rate debt. For a further discussion of our debt obligations, see Note 7 to each of our "Notes to Consolidated Financial Statements."

        Liabilities from Price Risk Management Activities.    These amounts include the fair value of our price risk management liabilities. The fair value of our price risk management assets of $203 million as of June 30, 2011 is not reflected in these amounts. We have also excluded all margin and other deposits held associated with these contracts from these amounts.

        Operating Leases.    For a further discussion of these obligations, see Note 8 to each of our "Notes to Consolidated Financial Statements."

        Other Contractual Commitments and Purchase Obligations.    Other contractual commitments and purchase obligations are legally enforceable agreements to purchase goods or services that have fixed or minimum quantities and fixed or minimum variable price provisions, and that detail approximate timing of the underlying obligations. Included are the following:

  •
  Volume and Transportation Commitments.  Included in these amounts are commitments for volume deficiency contracts and demand charges for firm access to natural gas transportation and storage capacity.

  •
  Other Obligations.  Included in these amounts are commitments for drilling, completions and seismic activities for our operations and various other maintenance, engineering, procurement and construction contracts. We have excluded asset retirement obligations and reserves for litigation and environmental remediation, as these liabilities are not contractually fixed as to timing and amount.

        In connection with the spin-off transaction, certain transportation contracts will be transferred to the Company. Such amounts have not been included in the table above. Amounts related to these contracts for the years 2011, 2012-2013, 2014-2015 and thereafter are $8 million, $39 million, $31 million and $95 million, respectively.

Critical Accounting Estimates

        Our significant accounting policies are described in Note 1 of each of our "Notes to Consolidated Financial Statements." The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting estimates and to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities. We consider our critical accounting estimates to be those that require difficult, complex, or subjective judgment necessary in accounting for inherently uncertain matters and those that could significantly influence our financial results based on changes in those judgments. Changes in facts and circumstances may result in revised estimates and actual results may differ materially from those estimates. We have discussed the development and selection of the following critical accounting estimates and related disclosures with the Audit and Finance Committee of El Paso's board of directors.

        Accounting for Oil and Natural Gas Producing Activities.    Our estimates of proved reserves reflect quantities of oil, natural gas and NGL which geological and engineering data demonstrate, with reasonable certainty, will be recoverable in future years from known reservoirs under existing economic conditions. The process of estimating oil and natural gas reserves is complex, requiring significant judgment in the evaluation of all available geological, geophysical engineering and economic data. Our proved reserves are estimated at a property level and compiled for reporting purposes by a centralized group of experienced reservoir engineers who work closely with the operating groups. These engineers interact with engineering and geoscience personnel in each of our operating areas and accounting and marketing personnel to obtain the necessary data for projecting future production, costs, net revenues and ultimate recoverable reserves. Reserves are reviewed internally with senior management quarterly and presented to our board of directors in summary form on an annual basis. Additionally, on an annual basis each property is reviewed in detail by our centralized and operating divisional engineers to ensure that forecasts of operating expenses, netback prices, production trends and development timing are reasonable. Our proved reserves are also reviewed by internal committees and the processes and controls used for estimating our proved reserves are reviewed by El Paso's internal auditors. In addition, a third-party reservoir engineering firm, which is appointed by and reports to the Audit and Finance Committee of our board of directors, conducts an audit of the estimates of a significant portion of our proved reserves. In particular, Ryder Scott Company, L.P. conducted an audit of our estimates of proved reserves as of December 31, 2010.

        As of December 31, 2010, of our total consolidated proved reserves, 40 percent were undeveloped (38 percent including Four Star) and 12 percent were developed, but non-producing. The data for a given field may change substantially over time as a result of numerous factors, including additional development activity, evolving production history and a continual reassessment of the viability of production under changing economic conditions. As a result, material revisions to existing reserve estimates occur from time to time. In addition, the subjective decisions and variances in available data for various fields increase the likelihood of significant changes in these estimates.

        The estimates of proved oil and natural gas reserves primarily impact our property, plant and equipment amounts in our balance sheets and the depreciation, depletion and amortization amounts and any ceiling test charges in our income statements, among other items. We use the full cost method to account for our oil and natural gas producing activities. Under this accounting method, we capitalize substantially all of the costs incurred in connection with the acquisition, exploration and development of oil and natural gas reserves, including salaries, benefits and other internal costs directly related to these finding activities, asset retirement costs and capitalized interest. Capitalized costs are maintained in full cost pools by geographic area, regardless of whether reserves are actually discovered. We record depletion expense of these capitalized amounts plus estimated finding and development costs over the life of our proved reserves based on the unit of production method. If all other factors are held constant, a 10 percent increase in estimated proved reserves would decrease our unit of production depletion rate by 9 percent and a 10 percent decrease in estimated proved reserves would increase our unit of depletion rate by 11 percent. For more information regarding price sensitivities related to our estimated proved reserves, see "Business—Oil and Gas Properties."

        Oil and natural gas properties include unproved property costs that are excluded from costs being depleted. These unproved property costs include non-producing leasehold, geological and geophysical costs associated with unevaluated leasehold or drilling interests and exploration drilling costs in investments in unproved properties and major development projects in which we own a direct interest. We exclude these costs on a country-by-country basis until proved reserves are found or until it is determined that the costs are impaired. All costs excluded are reviewed at least quarterly to determine if exclusion from the full-cost pool continues to be appropriate. If costs are determined to be impaired, the amount of any impairment is transferred to the full cost pool if a reserve base exists or is expensed if a reserve base has not yet been created. Impairments transferred to the full cost pool increase the depletion rate for that country. For a further discussion of these costs by country, see "Financial Statements and Supplementary Data."

        Under the full cost accounting method for oil and natural gas properties, we are required to conduct quarterly impairment tests of our capitalized costs in each of our full cost pools. This impairment test is referred to as a ceiling test. Our total capitalized costs, net of related deferred income taxes, are limited to a ceiling based on the present value of future net revenues from proved reserves, discounted at 10 percent, plus the cost of unproved oil and natural gas properties not being amortized less related income tax effects. On December 31, 2009, we adopted the provisions of the SEC's final rule on Modernization of Oil and Gas Reporting. Among other things, the final rule revised the definition of proved reserves and required us to use a first day 12-month average price in calculating the ceiling test and estimating proved reserves rather than a period end spot price as required in prior periods. If the discounted future net cash flows are not greater than or equal to the total capitalized costs, we are required to write-down our capitalized costs to this level of discounted future net cash flows. The impairment test for our Brazilian full cost pool is sensitive to changes in oil prices as even a significant part of our gas production is sold at a price contractually indexed to oil prices. A significant and sustained decrease in oil prices may subject our Brazilian full cost pool to ceiling test charges in the future.

        Asset Retirement Obligations.    The accounting guidance for future abandonment costs requires that a liability for the discounted fair value of an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Future abandonment costs include costs to dismantle and relocate or dispose of our production platforms, gathering systems and related structures and restoration costs of land and seabed. We develop estimates of these costs for each of our properties based upon their geographic location, type of production structure, water depth, reservoir depth and characteristics, market demand for equipment, currently available procedures and ongoing consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and abandonment costs on an annual basis, or more frequently if an event occurs or circumstances change that would affect our assumptions and estimates. Additionally, inherent in the present value calculations are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlements and changes in the legal, regulatory, environmental and political environments.

        Price Risk Management Activities.    We record the derivative instruments used in our price risk management activities at their fair values. We estimate the fair value of our derivative instruments using exchange prices, third-party pricing data and valuation techniques that incorporate specific contractual terms, statistical and simulation analysis and present value concepts. One of the primary assumptions used to estimate the fair value of derivative instruments is pricing. Our pricing assumptions are based upon price curves derived from actual prices observed in the market and pricing information supplied by a third-party valuation specialist and independent pricing sources.

        The table below presents the hypothetical sensitivity of our production-related derivatives to changes in fair values arising from immediate selected potential changes in the market prices (primarily oil, natural gas and power prices and basis differentials) used to value these contracts. This table reflects the sensitivities of the derivative contracts only and does not include any impacts on the underlying hedged commodities.

		Change in Market Price
		10 Percent Increase		10 Percent Decrease
	Fair Value	Fair Value	Change	Fair Value	Change
	(In millions)
Production-related derivatives—net assets (liabilities)
June 30, 2011	$126	$(76)	$(202)	$315	$189
December 31, 2010	$237	$33	$(204)	$434	$197

        Other significant assumptions that we use in determining the fair value of our derivative instruments are those related to anticipated market liquidity and the credit and non-performance risk of our counterparties. We adjust the fair value of our derivative assets for the risk of non-performance of our counterparties considering the collateral posted for the derivative and changes in the counterparties' creditworthiness, which is measured in part based on changes in their bond yields, changes in actively traded credit default swap prices (if available) and other information about their credit standing. We adjust the fair value of our derivative liabilities for our creditworthiness utilizing similar inputs considering cash collateral, if any, we have posted with our counterparties.

        Deferred Taxes and Uncertain Income Tax Positions.    Although we are party to a tax sharing arrangement with El Paso, we record deferred income tax assets and liabilities reflecting tax consequences deferred to future periods based on differences between the financial statement carrying value of assets and liabilities and the tax basis of assets and liabilities as though we are a stand-alone tax preparer. Our deferred tax assets and liabilities reflect our assessment of tax positions taken, and the resulting tax basis, and reflect our conclusions about which positions are more likely than not to be sustained if they are audited by taxing authorities. Our most significant judgments on tax-related matters include, but are not limited to, the items noted below. All of these matters involve the exercise of significant judgment which could change and materially impact our financial condition or results of operations. For a further discussion of these items and other income tax matters, see Note 4 of each of our "Notes to Consolidated Financial Statements."

        Valuation Allowance.    The realization of our deferred tax assets depends on recognition of sufficient future taxable income in specific tax jurisdictions during periods in which those temporary differences are deductible. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts we believe are more likely than not to be recovered. Under the tax sharing agreement, in evaluating our valuation allowance, we consider the reversal of existing temporary differences, the existence of taxable income in prior carryback years, tax-planning strategies and future taxable income for each of our taxable jurisdictions, the latter two of which involve the exercise of significant judgment. Changes to our valuation allowance could materially impact our results of operations.

        Uncertain Tax Positions.    We have liabilities for unrecognized tax benefits related to uncertain tax positions connected with ongoing examinations and open tax years. Changes in our assessment of these liabilities may require us to increase the liability and record additional tax expense or reverse the liability and recognize a tax benefit which would positively or negatively impact our effective tax rate.

        Undistributed Earnings of Certain Unconsolidated Affiliates.    We believe certain of our unconsolidated affiliates' undistributed earnings will ultimately be distributed to us through dividends which would be eligible for a dividends received deduction. We and our joint venture partners have the intent and ability to recover these cumulative undistributed earnings over time through dividends or through a structured sale which would not result in any additional deferred tax liabilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to and examples of each are:

Commodity Price Risk

  •
  Changes in oil and natural gas prices impact the amounts at which we sell our oil and natural gas and affect the fair value of our oil and natural gas derivative contracts held;

  •
  Changes in natural gas locational price differences also affect amounts at which we sell our oil and natural gas production, and the fair values of any related derivative products; and

Interest Rate Risk

  •
  Changes in interest rates affect the interest expense we incur on our variable-rate debt and the fair value of fixed-rate debt;

  •
  Changes in interest rates result in increases or decreases in the unrealized value of our derivative positions; and

  •
  Changes in interest rates used to discount liabilities result in higher or lower accretion expense over time.

        Where practical, we manage these risks by entering into contractual commitments involving physical or financial settlement that attempt to limit exposure related to future market movements. The timing and extent of our risk management activities are based on a number of factors, including our market outlook, risk tolerance and liquidity. Our risk management activities typically involve the use of the following types of contracts:

  •
  Forward contracts, which commit us to purchase or sell energy commodities in the future;

  •
  Futures contracts, which are exchange-traded standardized commitments to purchase or sell a commodity or financial instrument, or to make a cash settlement at a specific price and future date;

  •
  Options, which convey the right to buy or sell a commodity, financial instrument or index at a predetermined price;

  •
  Swaps, which require payments to or from counterparties based upon the differential between two prices or rates for a predetermined contractual (notional) quantity; and

  •
  Structured contracts, which may involve a variety of the above characteristics.

        Many of the contracts we use in our risk management activities qualify as derivative financial instruments. A discussion of our accounting policies for derivative instruments is included in Notes 1 and 5 of each of our "Notes to Consolidated Financial Statements."

Commodity Price Risk

Oil and Natural Gas Derivatives

        We attempt to mitigate commodity price risk and stabilize cash flows associated with our forecasted sales of oil and natural gas production through the use of derivative oil and natural gas swaps, basis swaps and option contracts. These contracts impact our earnings as the fair value of these derivatives changes. Our derivatives do not mitigate all of the commodity price risks of our forecasted sales of oil and natural gas production and, as a result, we are subject to commodity price risks on our remaining forecasted production.

Sensitivity Analysis

        The table below presents the hypothetical sensitivity of our commodity-based price risk management activities to changes in fair values arising from immediate selected potential changes in oil and natural gas prices, discount rates and credit rates at December 31, 2010:

		Oil and Natural Gas Derivatives
		10 Percent Increase		10 Percent Decrease
	Fair Value	Fair Value	Change	Fair Value	Change
	(In millions)
Price impact(1)	$237	$33	$(204)	$434	$197

		Oil and Natural Gas Derivatives
		1 Percent Increase		1 Percent Decrease
	Fair Value	Fair Value	Change	Fair Value	Change
	(In millions)
Discount rate(2)	$237	$237	$—	$237	$—
Credit rate(3)	237	235	(2)	239	2

(1)
Presents the hypothetical sensitivity of our commodity-based price risk management activities to changes in fair values arising from changes in oil and natural gas prices.

(2)
Presents the hypothetical sensitivity of our commodity-based price risk management activities to changes in the discount rates we used to determine the fair value of our derivatives.

(3)
Presents the hypothetical sensitivity of our commodity-based price risk management activities to changes in credit risk.

Interest Rate Risk

        Many of our debt-related financial instruments are sensitive to changes in interest rates. The table below shows the maturity of the carrying amounts and related weighted-average effective interest rates on our long-term interest-bearing securities by expected maturity date as well as the total fair value of those securities. The fair value of the securities has been estimated based on quoted market prices for the same or similar issues.

	June 30, 2011
	Expected Fiscal Year of Maturity of Carrying Amounts
								Fair Value
	2011	2012	2013	2014	2015	Thereafter	Total
	(In millions)
Fixed rate long-term debt	$—	$—	$1	$—	$—	$—	$1	$1
Average interest rate			3.9%
Variable rate long-term debt	$—	$—	$—	$—	$—	$400	$400	$391
Average interest rate						1.4%

	December 31, 2010
							December 31, 2009
	Expected Fiscal Year of Maturity of Carrying Amounts
						Fair Value	Carrying Amounts	Fair Value
	2011	2012	2013	Thereafter	Total
	(In millions)
Fixed rate long-term debt	$—	$—	$1	$—	$1	$1	$1	$1
Average interest rate			7.7%
Variable rate long-term debt	$—	$300	$—	$—	$300	$306	$834	$765
Average interest rate		1.6%

 BUSINESS

Overview

        We are currently a wholly owned subsidiary of El Paso. Our company was incorporated in Delaware in 1999. Following the spin-off, we will be an independent, publicly traded company. El Paso will not retain any ownership in our company. Our assets and business consist of those that El Paso attributes to its existing exploration, development and production operations and that are reported in the exploration and production segment in its financial statements.

        We engage in the exploration for and the acquisition, development, and production of oil, natural gas and NGL in the United States, Brazil and Egypt. For a further discussion of our operating results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements and Supplementary Data."

Our Business Strategy

        Our business strategy is to increase stockholder value by generating competitive returns from our capital investment programs while growing proved reserves, production volumes and future drilling opportunities, and optimizing our existing asset base. The key elements of our strategy are as follows:

  •
  Focusing on repeatable, low-risk plays where we can generate future drilling opportunities;

  •
  Adding assets that fit our competencies through both new play entries and producing property acquisitions, and divesting of assets that no longer meet these criteria;

  •
  Continually sharpening our execution skills to improve capital and operating efficiency and maximize returns;

  •
  Funding our capital program in a manner that optimizes profitable growth and returns while maintaining financial strength and flexibility; and

  •
  Fostering a high energy, high performance culture that enables us to attract and retain a high quality workforce.

Our Competitive Strengths

High Quality Asset Base

        Our asset base has changed dramatically over the last four years and has continued to grow and improve. It is now lower risk, more concentrated, more domestic, more oily and more profitable. The fastest growing portion of our asset base is in unconventional reservoirs, primarily oil and gas shale plays.

Significant Oil and Liquids Rich Opportunities

        A key strength we have developed over the last two years has been our access to oil and liquids rich drilling programs. With the addition of the Eagle Ford and Wolfcamp shales, the ongoing development of our Altamont field and the recent addition of our Louisiana Wilcox program, we have added significant oil and liquids rich resources to our drilling programs. It has allowed us to take advantage of rising oil prices and has significantly impacted cash flow generation by allocating significant capital to these areas. The development of these assets will result in accelerated growth in oil production, reserves and associated revenues.

Natural Gas Optionality

        While we are shifting capital toward oil and liquids rich programs, approximately 80 percent of our current production and reserve base is natural gas. A large percentage of our gas oriented acreage is held by production, which represent a valuable option should natural gas prices improve in the future.

Organizational and Team Capability

        We have optimized our organizational structure that allows for greater ownership and accountability at the asset level through multi-disciplined asset teams and the formation of business units that are organized around our core development programs and our base production optimization areas. These teams are focused on increasing our drilling opportunities and capital management and driven to generate growth and improve returns. We centralized our operations organization in order to accelerate the knowledge transfer around the execution of our drilling and completion programs and to continue to enhance our field operations and base production performance. These teams are incented to ensure safe and reliable operations while delivering improved capital and operating efficiency. In addition, our supply chain management group is also part of this organization which allows us to partner with suppliers and leverage our cost of services across the entire operation.

Firmly Established "Execution" Culture

        We have developed an "execution" culture that is consistent with our strategy of pursuing assets with repeatable programs. Our operations teams have been able to reduce cycle times due to continuously improving our execution culture within our core programs that results in reduced costs and enhances program economics. We have established ourselves as the top tier operator in many of our core programs.

Building Our Core Programs

        Over the past four years, we have followed a consistent strategy that is focused on areas where we have organizational competencies that offer repeatable drilling programs with the objective of reducing our development costs. At the same time, we have significantly improved the quality and depth of our drilling opportunities.

        Our principal focus today is in four core areas: the Haynesville Shale, the Eagle Ford Shale, the Altamont fractured tight sands and the Wolfcamp Shale. Our initial execution of this strategy was in the Haynesville Shale where we had acreage held by production as a result of our historical development activities in the east Texas and north Louisiana areas. We acquired additional leasehold interests through an acquisition in 2007. In the Haynesville Shale, we piloted horizontal drill wells, experimenting with different horizontal lateral lengths and fracture stimulation staging, with the objective of delivering optimal capital efficiency, finding costs and returns. Today, we have drilled some of the most efficient wells in the area, and our production per-well is among the best in our area. The success of the Haynesville program was transferred to our Eagle Ford shale program through growing competencies in horizontal shale drilling and completion techniques and in improved knowledge transfer between our operating divisions.

        We were an early and low-cost entrant in the Eagle Ford, acquiring our interests through leasehold acquisitions. Overall, we own approximately 170,000 net acres, and our principal focus is in the oil and liquids-rich areas in La Salle County, where we have approximately 74,000 net acres under development. During 2010, we quickly improved our efficiency and productivity, reducing per-well capital costs by 15 percent and drilling cycle time by more than 40 percent since the beginning of 2010 in our central Eagle Ford area. Our wells have had initial production rates that range from 600 to over 1,000 Boe/d, and our oil production in this area has grown by approximately 160 percent since the beginning of the year. As a result, we have quickly turned the Eagle Ford Shale into one of our key development areas, and believe that it is a key element of our conversion from "gas to liquids." This area presents significant potential production and future reserves to us, with a large number of future drilling opportunities in La Salle County alone.

        In late 2010, we established a new major oil shale position by successfully leasing approximately 138,000 net acres in the Wolfcamp Shale. Again, we used a similar technical assessment approach and were able to be an early and low-cost entrant into the play. Thus far in 2011, we have advanced our understanding of this area using the same approach and techniques that have allowed us to be successful in Haynesville and Eagle Ford. Recently, we completed a well with a 7,100 foot lateral length and 24 stages, that showed an initial production rate of 660 Boe/d. In today's higher oil price environment, the Wolfcamp Shale represents an exciting new area, with significant opportunity as we translate our ongoing practices into success.

        We have also reengineered an existing oil asset; the Altamont field in Utah. Altamont was initially developed in the 1970s, and we are applying modern drilling and stimulation technology to develop this tight-sand field that, on a field wide basis, has only produced about 10 percent of the estimated oil in place. We are also enhancing the value of this field by infill drilling, which we received regulatory approval for in 2008. Altamont is an asset that offers significant future oil production growth opportunities with a significant number of future drilling opportunities. Since the majority of the acreage is held by production, we have greater flexibility to choose our pace of development such that we can optimize growth and technical understanding of this prolific oil area.

Operations

        We currently operate through three divisions in the U.S.: Central, Western and Southern. During 2010, in the U.S., we focused on several core programs: the Haynesville Shale in northwest Louisiana, the Altamont fractured tight sands in Utah and the Eagle Ford Shale in south Texas. We also established a new core oil program in the Wolfcamp Shale, which is located in the Permian Basin of west Texas. In south Louisiana, we are developing our emerging Louisiana Wilcox program, which provides additional oil resources in our drilling program. Over the past few years, we have high-graded our future drilling opportunities through producing property acquisitions, acreage acquisitions and the sale of producing properties that tended to be late in life and without meaningful future drilling opportunities. As a result, our drilling programs are now lower risk, more concentrated, more domestic, more oily and more profitable.

        Internationally, our portfolio consists of producing fields along with several exploration and development projects in offshore Brazil and exploration projects in Egypt's Western Desert. Our Brazilian operations are in the Camamu, Espirito Santo and Potiguar basins and our Egyptian operations are in the South Mariut and the South Alamein blocks.

        The following table provides summary data of each of our areas of operation as of December 31, 2010:

	Estimated Net Proved Reserves
	Bcfe	% Proved Developed	Average Production MMcfe/d	Net Acres
United States(1)
Central
Haynesville Shale	584	36%	143	46,000
Other Central	750	82%	185	597,000
Western
Altamont	512	37%	51	190,000
Other Western	603	68%	109	847,000
Southern
Eagle Ford Shale	186	24%	6	170,000
Wolfcamp Shale	41	10%	—	138,000
Other Southern	393	90%	193	453,000
International
Brazil	101	89%	33	137,000
Egypt	—	—	—	1,102,000

Total Consolidated	3,170	60%	720	3,680,000

Unconsolidated Affiliate	192	83%	62

Total Combined	3,362	62%	782

(1)
In 2011, our Gulf Coast division was renamed the Southern division, and we made minor changes to the properties contained within our various domestic operation divisions. Division amounts for prior periods have not been adjusted to reflect these changes. There have not been other significant changes since December 31, 2010.

The following is a description of our operations:

U.S.

        Central.    The Central division includes operations that are primarily focused on shale gas, primarily the Haynesville in north Louisiana with New Albany Shale production in Indiana, tight gas sands production in east Texas, north Louisiana, coal bed methane production in the Black Warrior basin of Alabama and in the Arkoma Basin of Oklahoma. The Central division operations are generally characterized by lower development costs, higher drilling success rates and longer reserve lives. We have increased our drilling prospects in this division and have grown production in this area for five consecutive years. During 2010, we invested $475 million on capital projects and production averaged 328 MMcfe/d. In July 2011, we sold oil and natural gas properties located in Alabama for approximately $104 million.

  Haynesville Shale

        The Haynesville Shale is our core program in the Central division. It is located in northwest Louisiana and east Texas. Our operations are in the Holly, Bethany Longstreet and Logansport fields: A majority of our acreage is located in a high deliverability part of the play. Production continues to increase as a result of our drilling and completion program.

        For the month of June 2011, we had an average 257 MMcfe/d of net production from our Haynesville Shale. Average production for the year ended December 31, 2010 was 143 MMcfe/d compared to 36 MMcfe/d at year ended December 31, 2009. As of December 31, 2010 our properties in the Haynesville Shale included:

  •
  46,000 total net acres, including approximately 39,000 undeveloped net acres;

  •
  584 Bcfe of estimated net proved reserves;

  •
  58 operated producing wells; and

        During 2010, we operated an average of 4-5 drilling rigs in the shale. As of June 30, 2011 we were operating four rigs and expect to run four rigs the rest of the year. We have allocated approximately $440 million in capital expenditures to our Haynesville Shale in 2011.

  Other areas:

		2010
Area	Description	Net Acres	Capital Investment	Average Production
			(In millions)	(MMcfe/d)
East Texas/ North Louisiana (Arklatex)	Land positions primarily focused on tight gas sands production in the Travis Peak/Hosston, Bossier and Cotton Valley formations. Our operations are in the Bear Creek, Minden and Bald Prairie fields.	165,000	$59	104
Shallow/ Unconventional

Established shallow coal bed methane producing areas in the Black Warrior Basin in Alabama and the Arkoma Basin in Oklahoma. Production is from vertical wells in Alabama and horizontal wells in the Hartshorne Coals in Oklahoma. We have high average working interests and long life reserves in these areas. In addition, we have a 50 percent average working interest covering approximately 46,000 net acres of CBM production operated by Black Warrior Methane Corporation in the Brookwood Field. We also have approximately 207,000 net acres in the Illinois Basin. We are the operator of these properties and have a 95 percent working interest in this area.

		432,000	$34	81

        Western.    The Western division includes operations that are primarily focused on oil and natural gas production from coal bed methane, shale gas and lower risk conventional producing areas. We have a large number of drilling prospects in this division. During 2010, we invested $181 million on capital projects and production averaged 160 MMcfe/d.

  Altamont

        The Altamont field is our core program in the Western division. Our focus is on vertical fractured oil production in the Uintah Basin in Utah. We are gaining operational efficiencies as we develop the field.

        For the month of June 2011, we had an average 51 MMcfe/d of net production from our Altamont program. As of December 31, 2010 our properties in the Altamont area included:

  •
  190,000 total net acres, including 61,000 undeveloped acres:

  •
  512 Bcfe of estimated net proved reserves;

  •
  233 net producing wells; and

        During 2010, we operated an average of three drilling rigs in Altamont. As of June 30, 2011 we were operating three and expect to run between two and three rigs the rest of the year. We have allocated approximately $170 million in capital expenditures to our Altamont area in 2011.

  Other Areas

		2010
Area	Description	Net Acres	Capital Investment	Average Production
			(In millions)	(MMcfe/d)
Raton Basin	Primarily focused on coal bed methane production in the Raton Basin of northern New Mexico and southern Colorado where we own the minerals beneath the Vermejo Park Ranch.	605,000	$16	76
Rocky Mountains (Rockies)	Primarily in Wyoming with a focus in the Powder River basin, consisting predominantly of operated oil fields utilizing both primary and secondary recovery methods combined with a non-operated working interest in the County Line coal bed methane unit.	242,000	$16	33

        Southern.    We focus primarily on developing and exploring for oil and natural gas in unconventional shales and tight gas sands in south and west Texas and south Louisiana. These opportunities are characterized by lower risk, longer life production profiles. We also have operations in the Gulf of Mexico and other areas of south Texas focused on deeper conventional reservoirs characterized by relatively high initial production rates, resulting in higher near-term cash flows and high decline rates. During 2010, we invested $540 million on capital projects, including approximately $265 million for the acquisition of leases in the Eagle Ford and Wolfcamp oil shale programs, and production averaged 199 MMcfe/d in the Southern division.

  Eagle Ford Shale

        The Eagle Ford Shale is one of the core programs in our Southern division, located in Webb, LaSalle, Dimmit, Frio and Atascosa counties. We started leasing this shale in 2008, so we were in early at a relatively low entry cost. The Eagle Ford oil and volatile programs are the most economic of our portfolio with approximately 60 percent of total net acres located in the liquids rich area.

        For the month of June 2011, we had an average 28 MMcfe/d of net production from our Eagle Ford Shale. As of December 31, 2010 our properties in the Eagle Ford Shale included:

  •
  170,000 total net acres, including 167,000 undeveloped net acres;

  •
  186 Bcfe of estimated net proved reserves;

  •
  10 producing wells; 11 proved developed non-producing wells;

        During 2010, we operated an average of two drilling rigs in the shale. As of June 30, 2011 we were operating four and have an average of just over three rigs budgeted for 2011. We have allocated approximately $540 million in capital expenditures to our Eagle Ford Shale in 2011.

  Wolfcamp Shale

        The Wolfcamp Shale is the second core program in our Southern division. It is located in The Permian Basin in Reagan, Crockett, Upton and Irion counties in Texas. In 2010, we acquired an additional 123,000 acres in the Wolfcamp Shale, bringing our total leasehold amount to approximately 138,000 acres.

        For the month of June 2011, we had an average 3 MMcfe/d of net production from our Wolfcamp Shale. As of December 31, 2010 our properties in the Wolfcamp Shale included:

  •
  138,000 total net acres, all of which are undeveloped net acres;

  •
  41 Bcfe of estimated net proved reserves;

  •
  1 net producing well; and

        During 2010, we operated an average of 1 drilling rig in the shale. As of June 30, 2011 we were operating two and have an average of two rigs budgeted for 2011. We have allocated approximately $150 million in capital expenditures to our Wolfcamp Shale in 2011.

  Other areas:

		2010
Area	Description	Net Acres	Capital Investment	Average Production
			(In millions)	(MMcfe/d)
Upper Texas Gulf Coast	The Wilcox assets include the Renger, Dry Hollow, Brushy Creek and Speaks fields located in Lavaca county, and the Graceland Field located in Colorado county.	41,000	$13	18
South Texas	The Vicksburg/Frio area with concentrated and contiguous assets in the Jeffress and Monte Christo fields primarily in Hidalgo county. This area also includes assets in the Alvarado and Kelsey fields in Starr and Brooks counties. The Wilcox area includes working interests in Bob West, Jennings Ranch and Roleta fields in Zapata County. Other interests in Zapata County include the Bustamante and Las Comitas fields.	75,000	$16	97
South Louisiana Wilcox	Our focus area is located primarily in Beauregard Parish, Louisiana and is centered around the Wilcox Sands.	76,000	$23	9
Gulf of Mexico	Gulf of Mexico area includes interests in 69 Blocks south of the Louisiana, Texas and Alabama shoreline focused on deep (greater than 12,000 feet) natural gas and oil reserves in relatively shallow water depths (less than 400 feet). In these areas, we have licensed over 13,500 square miles of three-dimensional ("3D") seismic data onshore and over 62,000 square miles of 3D seismic data offshore.	261,000	$46	69

        Unconsolidated Affiliate—Four Star.    We have an approximate 49 percent equity interest in Four Star. Four Star operates in the San Juan, Permian, Hugoton and South Alabama basins and in the Gulf of Mexico. Production is from high quality conventional and CBM assets in several basins. During 2010, our equity interest in Four Star's daily equivalent natural gas production averaged approximately 62 MMcfe/d.

International

        Brazil.    Our Brazilian operations cover approximately 137,000 net acres in the Camamu, Espirito Santo and Potiguar basins located offshore Brazil. During 2010, we invested $66 million on capital projects in Brazil and production averaged 33 MMcfe/d. As of December 31, 2010 we have total capitalized costs of approximately $371 million, of which $182 million are unevaluated capitalized costs. Our operations in each basin are described below:

  •
  Camamu Basin.  We own a 100 percent working interest in two development areas, the Camarao and Pinauna Fields. In Pinauna, we are continuing the process of obtaining regulatory and environmental approvals that are required to enter the next phase of development. We have experienced delays in this process during both 2009 and 2010 for a number of reasons, including the Gulf of Mexico oil spill and Brazilian elections. Our ability to develop this area is dependent on the receipt of all required regulatory approvals. We have filed the required environmental reports with the Brazilian environmental agency, continue to address the agency's technical questions and expect to receive a decision on our preliminary license request during late 2011. As of December 31, 2010 we had $94 million of unevaluated capitalized costs related to the Pinauna development.

    We own an 18 percent working interest in an evaluation area, formerly part of the BM-CAL-5 block, operated by Petrobras, Brazil's state-owned energy company. In 2011 we relinquished our working interest in this area. In addition, we continue to own a 20 percent interest in two additional blocks in the Camamu Basin, CAL-M-312 and CAL-M-372, which are located east of and contiguous to the BM-CAL-5 block.

  •
  Espirito Santo Basin.  We own an approximate 24 percent working interest in the Camarupim Field. During 2010 we began production from the second and third wells of a four well development program. Our production from these wells averaged approximately 25 MMcfe/d in 2010. We connected the fourth well and brought it on production during 2011.

    In 2010, we participated with Petrobras in drilling a second exploratory well in the ES-5 block in the Espirito Santo Basin in which we own a 35 percent working interest. Hydrocarbons were found in the well and we are now evaluating the results. The exploratory well is located adjacent to the Camarupim Field and we anticipate testing the well in 2011. As of December 31, 2010 we had $81 million of unevaluated capitalized costs related to our ES-5 block. During the six months ended June 30, 2011, we released $44 million of these unevaluated capitalized costs to our Brazilian full cost pool upon the completion of our evaluation of an exploratory well drilled in 2009.

  •
  Potiguar Basin.  We own a 35 percent working interest in the Pescada-Arabaiana Fields. Our production from these fields averaged approximately 8 MMcfe/d in 2010.

        Egypt.    As of December 31, 2010, our Egyptian operations cover approximately 1.1 million net acres in three blocks located onshore in Egypt's Western Desert. During 2010, we invested $20 million on capital projects in Egypt. We own a 60 percent working interest in the South Mariut block, which contains approximately 500,000 net acres. There was no drilling activity on this block in 2010, however we shot 3D seismic surveys and anticipate drilling an exploratory well in 2011. We also own a 50 percent working interest in the South Alamein block, which contains approximately 300,000 net acres, on which we drilled two wells in 2010. The wells encountered oil shows but were temporarily plugged as we continue to evaluate the results. Finally, we own a 40 percent working interest in the Tanta block, which contains approximately 300,000 net acres. During 2010, we drilled one unsuccessful well on this block. In 2011, we relinquished the block. As of December 31, 2010 we have total capitalized costs in Egypt of approximately $66 million, all of which are unevaluated.

Oil and Gas Properties

Oil and Condensate, Natural Gas and NGL Reserves and Production

        The table below presents information about our estimated proved reserves as of December 31, 2010. These reserves are based on our internal reserve report. The reserve data represents only estimates which are often different from the quantities of oil and natural gas that are ultimately recovered. The risks and uncertainties associated with estimating proved oil and natural gas reserves are discussed further in Risk Factors. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at December 31, 2010.

	Net Proved Reserves
				Total
	Natural Gas (MMcf)	Oil/Condensate (MBbls)	NGL (MBbls)				2010 Production (MMcfe)
				(MMcfe)		(Percent)
Reserves and Production by Division
Consolidated:
Proved
U.S.(1)
Central	1,328,636	908	—	1,334,084		40%	119,846
Western	702,472	68,702	1	1,114,690		33%	58,307
Southern	364,285	33,630	9,050	620,365		18%	72,468

Total	2,395,393	103,240	9,051	3,069,139		91%	250,621
Brazil	85,219	2,654	—	101,143		3%	12,010

Total Consolidated	2,480,612	105,894	9,051	3,170,282		94%	262,631

Unconsolidated Affiliate(2)	155,031	1,623	4,458	191,518		6%	22,787

Total Combined	2,635,643	107,517	13,509	3,361,800		100%	285,418

Reserves by Classification
Consolidated:
Proved Developed
U.S.	1,558,892	38,278	6,096	1,825,136		57%
Brazil	75,171	2,403	—	89,589		3%

Total	1,634,063	40,681	6,096	1,914,725	(3)	60%

Proved Undeveloped
U.S.	836,501	64,962	2,955	1,244,003		40%
Brazil	10,048	251	—	11,554		—%

Total	846,549	65,213	2,955	1,255,557		40%

Total Consolidated	2,480,612	105,894	9,051	3,170,282	(3)	100%

Unconsolidated Affiliate:(2)
Proved Developed	128,862	1,574	3,483	159,204		83%
Proved Undeveloped	26,169	49	975	32,314		17%

Unconsolidated Affiliate(2)	155,031	1,623	4,458	191,518		100%

Total Combined	2,635,643	107,517	13,509	3,361,800		100%

(1)
In 2011, our Gulf Coast division was renamed the Southern division, and we made minor changes to the properties contained within our various domestic operation divisions. Division amounts for prior periods have not been adjusted to reflect these changes. There have not been other significant changes since December 31, 2010.

(2)
Amounts represent our approximate 49 percent equity interest in Four Star.

(3)
Includes 1,518 Bcfe of proved developed producing reserves representing 48 percent of consolidated proved reserves and 397 Bcfe of proved developed non-producing reserves representing 12 percent of consolidated proved reserves at December 31, 2010.

        Our consolidated reserves in the table above are consistent with estimates of reserves filed with other federal agencies except for differences of less than five percent resulting from actual production, acquisitions, property sales, necessary reserve revisions and additions to reflect actual experience.

        The table below presents proved reserves as reported and sensitivities related to our estimated proved reserves based on differing price scenarios as of December 31, 2010.

Net Proved Reserves (MMcfe)
As Reported
Consolidated	3,170,282
Unconsolidated Affiliate	191,518

Total Combined	3,361,800

10 percent increase in prices(1)
Consolidated	3,212,329
Unconsolidated Affiliate	195,125

Total Combined	3,407,454

10 percent decrease in prices(1)
Consolidated	3,114,897
Unconsolidated Affiliate	186,260

Total Combined	3,301,157

(1)
Based on the first day 12-month average U.S. oil and natural gas prices we used to determine proved reserves at December 31, 2010.

        Our primary internal technical person in charge of overseeing our reserves estimates, including the reserves estimate we prepare for Four Star, our unconsolidated affiliate, has a B.S. degree in Petroleum Engineering and is a member of the Society of Petroleum Engineers. He is currently responsible for reserve reporting, strategy development, technical excellence and land administration. He has more than 23 years of industry experience in various domestic and international engineering and management roles. For a discussion of the internal controls over our proved reserves estimation process, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates."

        Ryder Scott Company, L.P. ("Ryder Scott") conducted an audit of the estimates of proved reserves prepared by us as of December 31, 2010. In connection with its audit, Ryder Scott reviewed 86 percent of the properties associated with our total proved reserves on a natural gas equivalent basis, representing 88 percent of the total discounted future net cash flows of these proved reserves. Ryder Scott also conducted an audit of the estimates we prepared of the proved reserves of Four Star as of December 31, 2010. In connection with the audit of these proved reserves, Ryder Scott reviewed 86 percent of the properties associated with Four Star's total proved reserves on a natural gas equivalent basis, representing 86 percent of the total discounted future net cash flows. For the reviewed properties, our overall proved reserves estimates are within 10 percent of Ryder Scott's estimates. Ryder Scott's report is included as an exhibit to this information statement.

        The technical person primarily responsible for overseeing the reserves audit by Ryder Scott has a B.S. degree in mechanical engineering. He is a Registered Professional Engineer in the State of Texas, a member of the Society of Petroleum Engineers and has more than 19 years of reservoir engineering experience. His technical expertise is in the area of economic evaluations, reserves management systems, probabilistic modeling, pressure transient analysis, reservoir surveillance, production optimization, field operations, Enhanced Oil Recovery certification, computer application development and database management.

        In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Except to the extent we conduct successful exploration and development activities or acquire additional properties with proved reserves, or both, our proved reserves will decline as they are produced. Recovery of PUD reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, but future events, including commodity price changes, may cause these assumptions to change. In addition, estimates of PUD reserves and proved non-producing reserves are inherently subject to greater uncertainties than estimates of proved producing reserves. For further discussion of our reserves, see "Consolidated Financial Statements—Supplemental Oil and Natural Gas Operations."

        We assess our PUD reserves on a quarterly basis. At December 31, 2010, we had 1,256 Bcfe of consolidated PUD reserves representing an increase of 420 Bcfe of PUD reserves compared to December 31, 2009. During 2010, we added 488 Bcfe of PUD reserves primarily due to our drilling activities in the Haynesville Shale in our Central division and the Eagle Ford Shale in our Southern division. In addition, we acquired 37 Bcfe of PUD reserves, of which 12 Bcfe occurred from the acquisition of oil properties in the Wolfcamp Shale in west Texas, in our Southern division. We had negative revisions of 3 Bcfe of PUD reserves, consisting of a negative revision of 33 Bcfe related to reserves older than five years, offset by a positive revision of 30 Bcfe related to prices and performance.

        We spent approximately $199 million, $186 million and $141 million, during 2010, 2009 and 2008, respectively, to convert approximately 11 percent or 94 Bcfe, 11 percent or 69 Bcfe and 16 percent or 95 Bcfe, respectively, of our prior year-end PUD reserves to proved developed reserves. In our December 31, 2010 reserve report, the amounts estimated to be spent in 2011, 2012 and 2013 to develop our consolidated worldwide PUD reserves are $597 million, $616 million and $512 million, respectively. The upward trend in the amounts estimated to be spent to develop our PUD reserves is a result of our shift in capital focus to develop our core programs. The amount and timing of these expenditures will depend on a number of factors, including actual drilling results, service costs and product prices.

        Of the 1,256 Bcfe of PUD reserves at December 31, 2010, we have 62 Bcfe of undeveloped reserves that are outside of our current five-year development plan in the Raton Basin located in northern New Mexico and southern Colorado. These reserves extend beyond the five-year development plan due to pace restrictions established by the surface owner which limits the number of wells drilled annually to a level significantly below the historical levels of wells drilled per year. We have exclusive development rights in the Raton Basin with long-term leases which enables us to develop beyond the five-year window. We have historical and ongoing drilling and development activities in this area, including a 25 to 30 well development program in 2011. There were no new PUD reserves booked to the Raton Basin in 2010, and the undeveloped reserves outside of our current five-year development plan represent less than five percent of the consolidated PUD reserves.

Acreage and Wells

        The following tables detail (i) our interest in developed and undeveloped acreage at December 31, 2010, (ii) our interest in oil and natural gas wells at December 31, 2010 and (iii) our exploratory and development wells drilled during the years 2008 through 2010. Any acreage in which our interest is limited to owned royalty, overriding royalty and other similar interests is excluded.

	Developed		Undeveloped		Total
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Acreage
United States
Central	373,150	260,354	502,334	382,585	875,484	642,939
Western	395,281	314,094	936,076	723,185	1,331,357	1,037,279
Southern	316,468	180,340	666,273	581,182	982,741	761,522

Total United States	1,084,899	754,788	2,104,683	1,686,952	3,189,582	2,441,740
Brazil	47,377	14,492	487,022	122,182	534,399	136,674
Egypt	—	—	2,201,004	1,101,454	2,201,004	1,101,454

Worldwide Total	1,132,276	769,280	4,792,709	2,910,588	5,924,985	3,679,868

(1)
Gross interest reflects the total acreage we participate in regardless of our ownership interest in the acreage.

(2)
Net interest is the aggregate of the fractional working interests that we have in the gross acreage.

        In the United States, our net developed acreage is concentrated primarily in Utah (18 percent), New Mexico (17 percent), Texas (14 percent), Louisiana (10 percent), Oklahoma (9 percent) and Alabama (9 percent). Our net undeveloped acreage is concentrated primarily in New Mexico (26 percent), Texas (21 percent), Indiana (11 percent), the Gulf of Mexico (10 percent), Colorado (7 percent) and Wyoming (6 percent). Approximately 10 percent, 6 percent and 21 percent of our total United States net undeveloped acreage is held under leases that have minimum remaining primary terms expiring in 2011, 2012 and 2013, respectively. Approximately 10 percent of our total Brazilian net undeveloped acreage is held under leases that have minimum remaining primary terms expiring in 2012. Approximately 11 percent and 19 percent of our total Egyptian net undeveloped acreage is held under leases that have minimum remaining primary terms expiring in 2012 and 2013, respectively. We employ various techniques to manage the expiration of leases, including extending lease terms, drilling the acreage ourselves, or by entering into farm-out agreements with other operators.

	Natural Gas		Oil		Total		Wells Being Drilled at December 31, 2010
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)(3)	Gross((1)	Net(2)
Productive Wells
United States
Central	3,698	2,116	17	6	3,715	2,122	23	9
Western	1,398	1,024	593	517	1,991	1,541	2	2
Southern	1,006	804	46	36	1,052	840	10	10

Total	6,102	3,944	656	559	6,758	4,503	35	21
Brazil	9	2	5	2	14	4	2	1
Egypt	—	—	—	—	—	—	4	2

Worldwide Total.	6,111	3,946	661	561	6,772	4,507	41	24

(1)
Gross interest reflects the total wells we participated in, regardless of our ownership interest.

(2)
Net interest is the aggregate of the fractional working interests that we have in the gross wells or gross wells drilled.

(3)
At December 31, 2010, we operated 4,057 of the 4,507 net productive wells.

	Net Exploratory(1)			Net Development(1)
	2010	2009	2008	2010	2009	2008
Wells Drilled
United States
Productive	35	61	163	55	69	278
Dry	—	2	2	2	2	7

Total	35	63	165	57	71	285

Brazil
Productive	—	—	—	—	1	—
Dry	—	—	—	—	—	—

Total	—	—	—	—	1	—

Egypt
Productive	—	—	—	—	—	—
Dry	—	2	—	—	—	—

Total	—	2	—	—	—	—

Worldwide
Productive	35	61	163	55	70	278
Dry	—	4	2	2	2	7

Total	35	65	165	57	72	285

(1)
Net interest is the aggregate of the fractional working interests that we have in the gross wells or gross wells drilled.

        The drilling performance above should not be considered indicative of future drilling performance, nor should it be assumed that there is any correlation between the number of productive wells drilled and the amount of oil and natural gas that may ultimately be recovered.

Net Production, Sales Prices, Transportation and Production Costs

        The following table details our net production volumes, average sales prices received, average transportation costs and average production costs (including production taxes) associated with the sale of oil and natural gas for each of the three years ended December 31:

	2010	2009	2008
Volumes:
Consolidated Net Production Volumes
United States
Natural gas (MMcf)(1)	215,905	214,718	229,518
Oil and condensate (MBbls)(1)	4,363	3,978	4,522
NGL (MBbls)	1,423	1,570	1,849
Total (MMcfe)	250,621	248,006	267,745
Brazil
Natural gas (MMcf)	9,706	3,826	3,185
Oil and condensate (MBbls)	384	100	124
NGL (MBbls)	—	—	—
Total (MMcfe)	12,010	4,426	3,928
Consolidated—Worldwide
Natural gas (MMcf)	225,611	218,544	232,703
Oil and condensate (MBbls)	4,747	4,078	4,646
NGL (MBbls)	1,423	1,570	1,849
Total (MMcfe)	262,631	252,432	271,673
Total (MMcfe/d)	720	691	742
Unconsolidated Affiliate Volumes(2)
Natural gas (MMcf)	17,165	19,557	20,576
Oil and condensate (MBbls)	364	419	437
NGL (MBbls)	573	678	617
Total equivalent volumes (MMcfe)	22,787	26,139	26,899
MMcfe/d	62	72	74
Total Combined Volumes(2)
Natural gas (MMcf)	242,776	238,101	253,279
Oil and condensate (MBbls)	5,111	4,497	5,083
NGL (MBbls)	1,996	2,248	2,466
Total equivalent volumes (MMcfe)	285,418	278,571	298,572
MMcfe/d	782	763	816
Consolidated Prices and Costs per Unit:
Natural Gas Average Realized Sales Price ($/Mcf)
United States
Physical sales	$4.26	$3.78	$8.51
Including financial derivative settlements(3)	$5.71	$7.68	$8.26
Brazil
Physical sales	$5.65	$4.84	$2.60
Including financial derivative settlements(3)	$4.93	$4.22	$2.60
Worldwide
Physical sales	$4.32	$3.80	$8.43
Including financial derivative settlements(3)	$5.67	$7.62	$8.18

	2010	2009	2008
Oil and Condensate Average Realized Sales Price ($/Bbl)
United States
Physical sales	$72.37	$52.27	$93.56
Including financial derivative settlements(3)	$70.52	$96.44	$85.76
Brazil
Physical sales	$78.02	$60.88	$96.21
Including financial derivative settlements(3)	$78.02	$60.88	$96.21
Worldwide
Physical sales	$72.83	$52.48	$93.63
Including financial derivative settlements(3)	$71.13	$95.57	$86.04
NGL Average Realized Sales Price ($/Bbl)
United States
Physical sales	$42.38	$33.75	$57.01
Brazil
Physical sales	$—	$—	$—
Worldwide
Physical sales	$42.38	$33.75	$57.01
Average Transportation Costs
United States
Natural gas ($/Mcf)	$0.31	$0.28	$0.32
Oil and condensate ($/Bbl)	$0.09	$0.06	$0.12
NGL ($/Bbl)	$3.16	$2.61	$3.07
Worldwide
Natural gas ($/Mcf)	$0.30	$0.28	$0.31
Oil and condensate ($/Bbl)	$0.08	$0.06	$0.12
NGL ($/Bbl)	$3.16	$2.61	$3.07
Average Production Costs ($/Mcfe)
United States
Lease operating expenses	$0.62	$0.70	$0.89
Production taxes	0.21	0.21	0.44
Brazil
Lease operating expenses(4)	$3.07	$5.19	$1.64
Production taxes	0.73	0.68	0.58
Worldwide
Lease operating expenses(4)	$0.73	$0.78	$0.90
Production taxes	0.27	0.22	0.44

(1)
For the years ended December 31, 2010, 2009 and 2008, our Altamont Field, within the Altamont area, had natural gas volumes of 4,845 MMcf, 4,099 MMcf and 2,618 MMcf, respectively, and oil and condensate volumes of 2,153 MMBbls, 1,845 MMBbls and 1,515 MMBbls, respectively.

(2)
Represents our approximate 49 percent equity interest in the volumes of Four Star.

(3)
Premiums paid in 2009 related to natural gas derivatives settled during the year ended December 31, 2010 were $157 million. Had we included these premiums in our natural gas average realized prices in 2010, our realized price, including financial derivatives settlements, would have decreased by $0.70/Mcf for the year ended December 31, 2010. Premiums related to natural gas derivatives settled during the year ended December 31, 2008 were $21 million. Had we included these premiums in our natural gas average realized prices in 2008, our realized price, including financial derivative settlements, would have decreased by $0.09/Mcf for the year ended December 31, 2008. We had no premiums related to natural gas derivatives settled during the year ended December 31, 2009, or related to oil derivatives settled during the years ended December 31, 2010, 2009 and 2008.

(4)
Includes approximately $14 million of start-up costs in Camarupim Field in 2009 or $3.08 per Mcfe for Brazil and $0.05 per Mcfe worldwide.

Acquisition, Development and Exploration Expenditures

        The following table details information regarding the costs incurred in our acquisition, development and exploration activities for each of the three years ended December 31:

	2010	2009	2008
	(In millions)
United States
Acquisition Costs:
Proved	$51	$87	$51
Unproved	269	89	74
Development Costs	276	324	938
Exploration Costs:
Delay rentals	9	5	6
Seismic acquisition and reprocessing	15	27	24
Drilling	576	323	408
Asset Retirement Obligations	7	36	19

Total full cost pool expenditures	1,203	891	1,520
Non-full cost pool expenditures	35	34	30

Total costs incurred	$1,238	$925	$1,550

Brazil and Egypt(1)
Acquisition Costs:
Unproved	$—	$51	$1
Development Costs	28	118	93
Exploration Costs:
Seismic acquisition and reprocessing	6	3	13
Drilling	52	64	91
Asset Retirement Obligations	—	6	—

Total full cost pool expenditures	86	242	198
Non-full cost pool expenditures	1	4	13

Total costs incurred	$87	$246	$211

Worldwide(1)
Acquisition Costs:
Proved	$51	$87	$51
Unproved	269	140	75
Development Costs	304	442	1,031
Exploration Costs:
Delay rentals	9	5	6
Seismic acquisition and reprocessing	21	30	37
Drilling	628	387	499
Asset Retirement Obligations	7	42	19

Total full cost pool expenditures	1,289	1,133	1,718
Non-full cost pool expenditures	36	38	43

Total costs incurred	$1,325	$1,171	$1,761

(1)
Costs incurred for Egypt were $20 million, $81 million and $27 million for the years ended December 31, 2010, 2009 and 2008.

Markets and Competition

        We primarily sell our domestic oil and natural gas to third parties through El Paso's Marketing segment at spot market prices, subject to customary adjustments. After the spin-off, we will sell our production to third parties directly. We sell our NGL at market prices under monthly or long-term contracts, subject to customary adjustments. Our domestic agreements to deliver oil or natural gas represent less than 20 MMcf/d of our natural gas production. In Brazil, we sell the majority of our oil and natural gas, under long-term contracts to Petrobras. These long-term contracts include a gas sales agreement and a condensate sales agreement. The gas sales agreement provides for a price that adjusts quarterly based on a basket of fuel oil prices, while the condensate sales agreement provides for a price that adjusts monthly based on a Brent crude price less a fixed differential that will adjust annually. The gas sales agreement also includes a minimum daily delivery commitment of our natural gas production. The current delivery commitment is approximately 15 MMcf/d and can be modified on an annual basis depending on the production capacity of the subject wells. We do not anticipate being unable to meet the delivery commitment. We enter into derivative contracts on our oil and natural gas production to stabilize our cash flows, reduce the risk and financial impact of downward commodity price movements and protect the economic assumptions associated with our capital investment programs. For a further discussion of these contracts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        We are highly competitive in the search for, acquisition of additional oil and natural gas reserves and in the sale of natural gas, oil and NGL. Our competitors include major and intermediate sized oil and natural gas companies, independent oil and natural gas operators and individual producers or operators with varying scopes of operations and financial resources. Competitive factors include price and contract terms, our ability to access drilling, completion and other equipment and our ability to hire and retain skilled personnel on a timely and cost effective basis. Ultimately, our future success in this business will be dependent on our ability to find or acquire additional reserves at costs that yield acceptable returns on the capital invested.

        Regulatory Environment.    Our oil and natural gas exploration and production activities are regulated at the federal, state and local levels, in the United States, Brazil and Egypt. These regulations include, but are not limited to, those governing the drilling and spacing of wells, conservation, forced pooling and protection of correlative rights among interest owners. We are also subject to various governmental safety and environmental regulations in the jurisdictions in which we operate.

        Our domestic operations under federal oil and natural gas leases are regulated by the statutes and regulations of the DOI that currently impose liability upon lessees for the cost of environmental impacts resulting from their operations. Royalty obligations on all federal leases are regulated by the Office of Natural Resources Revenue within the Department of Interior, which has promulgated valuation guidelines for the payment of royalties by producers. Our exploration and production operations in Brazil and Egypt are subject to environmental regulations administered by those governments, which include political subdivisions in those countries. These domestic and international laws and regulations affect the construction and operation of facilities, water disposal rights, drilling operations, production or the delay or prevention of future offshore lease sales. In addition, we maintain insurance to limit certain sudden and accidental pollution liability exposures.

        Hydraulic Fracturing.    Hydraulic fracturing is the well stimulation technique we use to maximize productivity of our oil and gas wells in many of our domestic basins, including in our Haynesville, Eagle Ford, Wolfcamp, Altamont, Wilcox, Raton and Black Warrior programs. Hydraulic fracturing is also used, to a lesser extent, in parts of our Gulf of Mexico and Texas Gulf Coast programs. We currently do not use hydraulic fracturing in our Arkoma and Indiana programs. Our net acreage position in basins in which hydraulic fracturing is utilized total approximately 2 million acres. Approximately 98% of our domestic proved undeveloped oil and gas reserves are subject to hydraulic fracturing. Although capital programs and service costs may change, we currently project that we will incur costs in our 2011 drilling program associated with hydraulic fracturing of approximately $400 million.

        Hydraulic fracturing fluid is typically composed of over 99% water and proppant, which is usually sand. The other 1% or less of the fluid is composed of additives that may contain acid, friction reducer, surfactant, gelling agent and scale inhibitor. We generally retain service companies to conduct such operations and we have worked with several service companies to evaluate, test and, where appropriate, modify our fluid design to reduce the use of chemicals in our frac fluid. We also work closely with our service companies to provide voluntarily disclosure of our hydraulic fracturing fluids through the Groundwater Protection Council's Frac Focus web site.

        The protection of surface and groundwater quality is extremely important to us throughout the drilling and completion phases of our operations. We follow applicable industry practices and legal requirements of the applicable state oil and gas commissions, with regard to well design, including requirements associated with casing steel strength, cement strength and slurry design. Our activities in the field are monitored by state and federal regulators. Key aspects of our field protection measures include: (i) pressure testing well construction and integrity, (ii) casing and cementing practices to ensure pressure management and separation of hydrocarbons from groundwater, and (iii) public disclosure of the contents of hydraulic fracture fluids.

        In addition to these measures, our drilling, casing and cementing procedures are designed to prevent fluid migration, including the following:

  •
  Our drilling process executes several repeated cycles conducted in sequence—drill, set casing, cement casing and then test casing and cement for integrity before proceeding to the next drilling cycle.

  •
  Conductor casing is drilled or driven and then cemented in place. The steel casing and cement serves as the structural foundation for the well. Conductor casing is not necessary or required for all wells.

  •
  Surface casing is set within the conductor casing and is cemented in place. Surface casing is set for all wells. The purpose of the surface casing is to contain wellbore fluids and pressure and protect Underground Sources of Drinking Water (USDW) as identified by federal and state regulatory bodies. The surface casing isolates well bore materials from any potential contact with USDW's. Our standard practices include requirements regarding (a) the depth of surface casing and cement below underground drinking water sources, (b) compliance with API specifications related to casing and tubing installation and inspection, (c) the use casing centralizers to ensure even cement circulation and distribution, (d) casing pressure tests to verify that casing integrity meets well design and construction objective and (e) performance of tests to verify formation pressure integrity.

  •
  Intermediate casing is set through the surface casing to depth required to isolate abnormally pressured subsurface formations. Intermediate casing is not necessary or required for all wells. Our standard practices include (a) cementing above any exposed USDW or hydrocarbon bearing zone and (b) performing casing pressure and other tests to verify the integrity of the casing and formation pressures.

  •
  Production casing is set through the surface and intermediate casing to the depth of the targeted producing formation. Our standard practices include (a) pumping cement a certain distance above the confining structure of the fracture target zone, (b) performing casing pressure tests and other tests to verify the integrity of the casing and formation pressures and (c) if any problems occur during the cement job, diagnostic steps are taken to ensure a quality cement job. If any problems are detected, then appropriate remedial action is taken to ensure wellbore integrity.

  •
  With the casing set and cemented, a barrier of steel and cement is in place that is designed to isolate the well and surrounding geologic formations. This barrier as designed eliminates pathways for drilling or fracturing fluids and mitigates against the risk of them entering potential sources of drinking water.

        In addition to the required use of casing and cement in the well construction, we follow additional regulatory requirements and industry operating practices. These include (a) pressure testing of casing and surface equipment, (b) continuous monitoring of surface pressure, pumping rates, volumes of fluids and chemical concentrations, and (c) continuous monitoring of well pressure during hydraulic fracturing operations. When any pressure differential outside the normal range of operations occurs, the pumps are promptly shut off to discontinue operation. Operations restart only after the cause of the pressure differential is identified and any required remedial measures are completed.

        Hydraulic fracturing fluid is delivered to our sites in accordance with Department of Transportation ("DOT") regulations in DOT approved shipping containers using DOT transporters. In order to mitigate against the risk of exposure of personnel and the environment at the site, facility personnel are trained in the appropriate storage, mixing and use of the frac fluids.

        The potential risk associated with water use and disposal is addressed through our project planning and project execution. In the planning phase, we determine the required water volumes, potential sources, and transportation and storage options. Water sourcing includes evaluation of surface and groundwater sources, commercial sources, and potential recycling and reuse of treated water sources. When commercially and technically feasible, we use recycled or treated water. This practice helps mitigate against potential adverse impacts to other water supply sources. When using raw surface or groundwater, we obtain all required water rights or compensate owners for water consumption. We are evaluating additional treatment capability to augment future water supplies at several of our sites. During our drilling operations, we manage waste water to minimize risks and costs. Frac water or flowback water returned to the surface is typically contained in steel tanks or pits. Water that is not treated for reuse is usually piped or trucked to waste disposal injection wells, many of which we own and operate. These wells are permitted through Underground Injection Control (UIC) program of the Safe Drinking Water Act. We also use commercial injection facilities for frac fluid disposal, which typically dispose of the frac fluids in permitted injection disposal wells. In Alabama, we operate a water treatment disposal facility with a permitted surface discharge. This facility is regulated under the National Pollutant Discharge Elimination System (NPDES) program.

        We have not received regulatory citations or notice of suits related to our hydraulic fracturing operations for environmental concerns. We have experienced no material incidents of surface spills of fluids associated with hydraulic fracturing. Consistent with local, state and federal requirements, these releases were reported to appropriate regulatory agencies and site restoration was completed. No remediation reserve has been identified or anticipated as a result of these incidents.

        Spill Prevention/Response Procedures.    There are various state and federal regulations that are designed to prevent and respond to any spills or leaks resulting from exploration and production activities. In this regard, we maintain spill prevention control and countermeasures programs, which frequently include the installation and maintenance of spill containment devices designed to contain spill materials on location. With regard to offshore operations, we are limited to exploration and production activities in shallow waters. As a result, we do not have any well control equipment on the seafloor and they are typically located on the deck of the platform. In addition, we maintain emergency response plans to minimize potential environmental impacts in the event of a spill or leak. We have developed a specialized oil spill response plan for offshore operations and a separate emergency response plan for onshore operations. In the event of an upset our priorities are the safety and protection of personnel and public, control of the incident and protection of the environment and assets.

        Our offshore plan is reviewed and approved by Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE). We conduct annual training and drills for various upset scenarios. To augment our internal capability, we retain the services of vendors to assist our spill management team to the extent that we experienced any prolonged and significant incidents. We also maintain contractual agreements and memberships with additional oil spill and emergency service providers and co-ops for equipment, response personnel, dispersant and aircraft, vessels, wildlife rehabilitation, and shoreline protection and cleanup.

        We have an emergency response plan to address any material hydraulic fracturing well control issue in our onshore or offshore operations. We retain the services of an experienced vendor to assist in the management of any material well control issues that might arise. Pursuant to our emergency response plan, after any well control issue is abated, we will initiate cleanup and restoration work.

        Despite the existence of our procedures and plans, there is a risk that we could experience well control problems either in our onshore or offshore operations. As a result, we could be exposed to regulatory fines and penalties, as well as landowner lawsuits resulting from any spills or leaks that might occur. We do not maintain insurance to cover all possible risks of loss. However, we expect to maintain liability insurance with limits of $301 million per occurrence and in the annual aggregate, with a $25 thousand per occurrence deductible. This insurance covers us for legal and contractual liabilities arising out of bodily injury or property damage, including resulting loss of use to third parties. This liability insurance includes coverage for sudden and accidental pollution liability for full limits, but we will maintain no insurance coverage against gradual pollution liability, including liability for any negative effects on groundwater quality that might result from our hydraulic fracturing activities. With regard to offshore operations, we expect to maintain property damage insurance with limits of $150 million per occurrence,excess of a $10 million per occurrence self insured retention.

        In addition, we might have remedies against our contractors or vendors or our joint working interest owners with regard to any losses associated with unintended spills or leaks. For example, we typically have indemnity provisions in our service agreements with our contractors. Liability under such agreements is typically allocated on a basis where we and our contractors assume liability for our respective personnel and property, regardless of how the loss or damage to the personnel and property may have been caused. As a result, typically our contractors are required to indemnify us for any pollution originating from either (a) contractor's equipment or (b) above the surface of the land or the sea floor from facilities or equipment in the control and custody of the contractor. In turn, we typically indemnify our contractors for any pollution originating below the surface of the land or sea floor, including resulting from fire, blowout, cratering, seepage or other uncontrolled flow of oil, gas, water, drilling fluid or other fluids and materials from wells, except to the extent caused by contractor's willful misconduct. Under our joint operating agreements with other working interest owners, each working interest owner is responsible for its working interest share of any liabilities arising out of joint operations, except in cases of gross negligence or willful misconduct by the operator.

        To the extent that our well control issues might result in any injuries or fatalities, in addition to the potential insurance coverages mentioned above, we might have certain remedies against our contractors or working interest owners. Similar to property damage, our contractors assume responsibility for injury or death of their personnel arising in connection with activities conducted at our wellsites and other worksites and our contractors are required to maintain appropriate levels of insurance against such liabilities. In addition, while we generally operate most of our properties, including jointly owned properties, in those instances where we are a non-operating party, each working interest owner in a property is required to bear its working interest share of any liability to a third party arising from such operations and we would be entitled to indemnity from the operator only to the extent that we bore a disproportionate amount of the liability (in which case, we could look to the operator and any other non-operators for indemnity in respect of that portion of the liability borne by us in excess of our working interest share) or if the liability was caused by the operator's gross negligence or willful misconduct.

Legal Proceedings

        See Note 8 of each of our "Notes to Consolidated Financial Statements."

Environmental

        See Note 8 of each of our "Notes to Consolidated Financial Statements."

Employees

        At June 30, 2011, there were approximately 790 full-time employees in El Paso's exploration and production business. In addition, certain El Paso employees provide services and support to El Paso's exploration and production business, as well as El Paso's pipeline and midstream business units. These shared service employees are not included in the number above. At the distribution date, we expect to have approximately 1,200 full-time employees, which reflects the addition of a portion of those employees who were historically shared service employees at El Paso.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In connection with the spin-off, we will enter into several agreements with El Paso to define our ongoing relationship with El Paso after the spin-off. These agreements, among other things, allocate responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, various transition services and taxes. For more information about those agreements and our historical relationship with El Paso, see "Relationship with El Paso After the Spin-Off."

Related Person Transactions Policies and Procedures

        We expect that our board of directors will adopt a written related person transactions policy, which will be made available on our website. The policy will define a related person transaction as one in which EP Energy is a participant, the amount involved equals or exceeds $120,000 and a related person has a direct or indirect material interest. The policy will define a related person as any executive officer, director or director nominee, person known to be the beneficial owner of 5 percent or more of EP Energy's voting securities, immediate family member of any of the foregoing persons, or firm or corporation in which any of the foregoing persons is employed as an officer, a partner or greater than 10 percent owner.

        The policy will include procedures to review and approve, as necessary, any related person transactions prior to the transaction being entered into, or ratify any related person transactions that have not been previously approved. Other than certain pre-approved transactions specifically set forth in the policy, all related person transactions will be reviewed by our Governance and Nominating Committee, which committee will be comprised solely of independent directors.

        In determining whether to approve a related person transaction, the Governance and Nominating Committee will consider whether:

  •
  the terms of the transaction are fair to EP Energy and would be on the same basis if the transaction did not involve a related person;

  •
  there are business reasons to enter into the transaction;

  •
  the transaction would impair the independence of an outside director;

  •
  the transaction would present an improper conflict of interest for any director or executive officer; and

  •
  the transaction is material.

 RELATIONSHIP WITH EL PASO AFTER THE SPIN-OFF

Historical Relationship with El Paso

        We are currently a wholly owned subsidiary of El Paso. As a result of this historic parent-subsidiary relationship, in the ordinary course of our business, we and our subsidiaries have received various services provided by El Paso and some of its other subsidiaries, including accounting, treasury, tax, legal, risk management, public affairs, human resources, procurement, information technology and other services. Our historical financial statements include allocations by El Paso of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and El Paso consider to be reasonable reflections of the use of those services.

        We also have historical agreements with El Paso relating to the operation of certain midstream and storage assets in which it owns an interest. Under these agreements, we are reimbursed certain costs and receive fees from El Paso of approximately $3 million annually.

El Paso's Distribution of Our Stock

        El Paso will be our sole stockholder until completion of the spin-off. In the spin-off, El Paso is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax free to El Paso and its U.S. stockholders. The spin-off will be subject to a number of conditions, some of which are more fully described above under "The Spin-Off—Spin-Off Conditions and Termination."

Agreements Between El Paso and Us

        In the discussion that follows, we have described the material provisions of agreements we intend to enter into with El Paso. The forms of the agreements have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part. We encourage you to read the full text of those agreements. Because the terms of our separation from El Paso and these agreements are being entered into in the context of a related-party transaction, these terms may not be comparable to terms that would be obtained in a transaction between unaffiliated parties.

        Following the spin-off, we and El Paso will operate separately, each as an independent public company. Prior to the spin-off, we and El Paso will enter into certain agreements that will effect the spin-off, provide a framework for our relationship with El Paso after the spin-off and provide for the allocation between us and El Paso of El Paso's assets, employees, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our spin-off from El Paso. In addition to the Separation and Distribution Agreement these agreements include: an Employee Matters Agreement, a Transition Services Agreement, a Trademark Licensing Agreement (the "Trademark Licensing Agreement") and a Tax Indemnity Agreement. There will also be certain commercial agreements and arrangements between the parties entered into or continuing after the spin-off (the "Post-Transaction Agreements"). Certain of the Post-Transaction Agreements and the Transition Services Agreement will require that payments be made by El Paso and us to each other after the spin-off. The approximate total value of those payments is not determinable at this time since the payments are dependent on when services are requested by and/or rendered to each party. It is anticipated that services rendered under the Transition Services Agreement will generally be reimbursed at the provider's direct costs which will include an allocation of the compensation for employees who provide the services, out-of-pocket expenses, the cost of materials, taxes and fees and any payments to third-party providers. Payments for the commercial arrangement under the Post-Transaction Agreements will generally be at market rates. The terms of the agreements described below that will be in effect following our spin-off have not yet been finalized; changes, some of which may be material, may be made prior to our spin-off from El Paso.

The Separation and Distribution Agreement

        The following discussion summarizes the material provisions of the Separation and Distribution Agreement that we will enter into with El Paso. The Separation and Distribution Agreement will set forth, among other things, our agreements with El Paso regarding the principal transactions necessary to separate us from El Paso. It also will set forth other agreements that govern certain aspects of our relationship with El Paso after the distribution date.

Transfer of Assets and Assumption of Liabilities

        The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and El Paso as part of the separation of El Paso into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

  •
  certain assets related to the businesses and operations of El Paso's exploration and production businesses, which we refer to as the "EP Energy Assets," will be retained by or transferred to us or one of our subsidiaries;

  •
  certain liabilities (including whether accrued, contingent or otherwise) relating to, arising out of or resulting from the EP Energy Assets, and other liabilities related to the businesses and operations of El Paso's exploration and production businesses, which we refer to as the "EP Energy Liabilities," will be retained by or transferred to us or one of our subsidiaries;

  •
  all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the EP Energy Assets and EP Energy Liabilities (such assets and liabilities, other than the EP Energy Assets and the EP Energy Liabilities, are referred to as the "Excluded Assets" and "Excluded Liabilities," respectively) will be retained by or transferred to El Paso or one of its subsidiaries;

  •
  certain gas sales, transportation and storage contracts held by El Paso's Marketing segment will be assigned or otherwise transferred to us;

  •
  we will share certain contingent and other corporate liabilities of El Paso, which we refer to in this information statement as "Shared Liabilities," including any liabilities arising out of or resulting from (i) a general corporate matter of El Paso incurred on or prior to the distribution date, (ii) any action with respect to the plan of separation or the distribution (other than any action related to disclosure documents describing the spin-off), (iii) any claims for indemnification by any directors, officers or employees of El Paso or claims against directors, officers or employees of El Paso for breaches of fiduciary duty, and (iv) certain contingent cash contributions required to be made by El Paso associated with El Paso's pension plan, including those associated with the current underfunding of the plan and any contingent liability for former and current employees of EP Energy associated with the Tomlinson lawsuit, as described in Note 8 of each of our "Notes to Consolidated Financial Statements" except, in each case, any liability that is otherwise specified as a EP Energy Liability or an Excluded Liability or specifically allocated under the Separation and Distribution Agreement or any other agreement to us or El Paso;

  •
  certain shared contracts will be assigned, in part to us or our applicable subsidiaries or be appropriately amended; and

  •
  except as otherwise provided in the Separation and Distribution Agreement or any other transaction agreements, costs or expenses incurred in connection with the spin-off will be shared by El Paso and us in differing percentages for each cost or expense that generally approximates the benefit accrued to each party.

        Except as may expressly be set forth in the Separation and Distribution Agreement or any other transaction agreements, all assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

        Information in this information statement with respect to the assets and liabilities of the parties following the spin-off is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other transaction agreements relating to the spin-off are, and following the spin-off may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Conditions to the Separation and Distribution

        The Separation and Distribution Agreement will provide that the separation and the distribution are subject to the satisfaction (or waiver by El Paso) of the following conditions:

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  the issuance of approximately $2.0 billion to $2.25 billion of debt by us;

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  the making of a cash distribution from EP Energy to El Paso, the repayment by EP Energy to El Paso of outstanding intercompany debt and accounts payable and the repayment of outstanding debt under our third party credit facilities; although these balances will adjust over time, based upon the balances in effect as of June 30, 2011, the cash distribution to El Paso would be approximately $1.0 billion, the repayment of the intercompany debt and accounts payable would be approximately $636 million and $145 million, respectively, and the repayment of the outstanding debt under our third party credit facilities would be approximately $400 million;

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  the completion of the distribution and the related transactions in accordance with the plan of reorganization set forth in the Separation and Distribution Agreement;

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  the private letter ruling El Paso has requested from the IRS with respect to the tax treatment of the spin-off shall have been received and shall not have been revoked or modified by the IRS in any material respect and El Paso shall have received an opinion from White & Case LLP, special tax counsel to El Paso, regarding the tax-free status of the spin-off as of the distribution date;

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  the SEC declaring effective our registration statement on Form 10, of which this information statement forms a part, no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC and this information statement shall have been mailed to holders of El Paso common stock as of the Record Date;

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  all actions and filings necessary or appropriate under applicable federal, state or foreign securities or "blue sky" laws shall have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

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  our common stock to be delivered in the distribution shall have been approved for listing on the NASDAQ, subject to official notice of issuance;

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  the transaction agreements relating to the spin-off shall have been duly executed and delivered by the parties;

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  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions shall be in effect;

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  all of El Paso's representatives or designees shall have resigned or been removed as officers of EP Energy or its subsidiaries and all of our representatives or designees shall have resigned or been removed as officers of El Paso or its subsidiaries;

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  the financing transactions contemplated in connection with the spin-off shall have been consummated;

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  El Paso shall have obtained a solvency opinion satisfactory to El Paso to the effect that (i) following the spin-off and related transactions, both El Paso and EP Energy will be solvent and adequately capitalized, and (ii) both El Paso and EP Energy have adequate surplus under Delaware law to make their respective distributions; and

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  no event or development shall have occurred or exist that, in the judgment of El Paso's board of directors, in its sole discretion, makes it inadvisable to effect the spin-off and other related transactions.

        There can be no assurance that any or all of these conditions that are outstanding will be met.

Future Claims

        In general, each party to the Separation and Distribution Agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intercompany Accounts

        The Separation and Distribution Agreement will provide that, subject to any provisions in the Separation and Distribution Agreement or any other transaction agreement to the contrary, prior to the separation from El Paso, all bank or brokerage accounts owned by us will be de-linked from the El Paso accounts.

Releases

        Except as otherwise provided in the Separation and Distribution Agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from El Paso. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Indemnity Agreement, the Employee Matters Agreement, the intellectual property agreement, certain commercial agreements and the transfer documents in connection with the separation.

Indemnification

        In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of El Paso's business with El Paso. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

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  the liabilities that each such party assumed or retained pursuant to the Separation and Distribution Agreement (which, in the case of EP Energy, would include the EP Energy Liabilities and, in the case of El Paso, would include the Excluded Liabilities) and the other transaction agreements;

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  any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of such party or its subsidiaries by the other party or any of its subsidiaries that survives following the distribution date; and

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  any breach by such party of the Separation and Distribution Agreement or the other transaction agreements.

Legal Matters

        Except as set forth in the Separation and Distribution Agreement, each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. In the event of any third-party claims that name both companies as defendants but that do not primarily relate to either our business or El Paso's business, each party will cooperate with the other party to defend against such claims. In the case of any Shared Liabilities, where one party is responsible for more than 50% of the liabilities resulting from such claims, such party will have the right to assume control of the matter notwithstanding the allocation of a portion of the liabilities to the other party pursuant to the Separation and Distribution Agreement.

El Paso Guarantees

        Currently, El Paso is providing financial and performance guarantees under various of our commercial agreements and obligations and may have to continue to do so after the spin-off date. In addition, El Paso may be required to provide additional guarantees in certain circumstances. We and El Paso will each seek the consent of the counterparties under the various agreements to remove these guarantees; however, the counterparties may refuse to grant such consent. These guarantees would remain in place after the spin-off date for the remaining term of the agreements. In the event any of these agreements cannot be removed and remain in place, El Paso will be indemnified by us for any losses associated with any these guarantees.

Insurance

        The Separation and Distribution Agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and sets forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. Generally, the allocation of any insurance proceeds received or deductibles to be applied between the parties will be based upon each party's portion of insurance claims made in relation to the total claims made under such existing policies. The Separation and Distribution Agreement also provides that El Paso will obtain, subject to the terms of the agreement, certain tail or run-off insurance policies, such as but not limited to directors and officers insurance policies, to apply against certain pre-separation claims, if any.

Further Assurances

        To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the separation, the parties agree to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties agrees to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the other transaction agreements.

Dispute Resolution

        In the event of any dispute arising out of the Separation and Distribution Agreement or certain of the other transaction agreements, certain senior executives of the parties will attempt to negotiate a resolution. For a period of two years following entry into the Separation and Distribution Agreement, if the senior executives are not able to negotiate a resolution, such disputes will be submitted to a subcommittee of each of the board of directors of El Paso and EP Energy for resolution. If the parties are unable to resolve a dispute in this manner, such dispute will generally be resolved through arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association.

The Distribution

        The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the planned distribution. Prior to the distribution, EP Energy will make a cash distribution to El Paso and will repay El Paso amounts related to intercompany notes and accounts payable. Although the amount of such distributions and repayments would be determined at the time of the spin-off, based upon the cash balances at June 30, 2011, the cash distribution would be approximately $1.0 billion and the repayment of intercompany notes and accounts payable would be approximately $781 million. On the distribution date, El Paso will distribute to its stockholders that hold El Paso common shares as of the record date all of the issued and outstanding shares of our common stock. Stockholders will receive cash in lieu of any fractional shares.

Other Matters

        Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality and access to and provision of records.

Termination

        The Separation and Distribution Agreement may be terminated, and the distribution abandoned at any time prior to the distribution by El Paso in its sole discretion, without our approval. In the event of such termination, neither party will have any liability to the other party under the Separation and Distribution Agreement.

Employee Matters Agreement

        Prior to the separation, we and El Paso will enter into an Employee Matters Agreement that will govern our compensation and employee benefit obligations with respect to our current and former employees. The Employee Matters Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and related matters in connection with the separation, including, among other things, the treatment of outstanding El Paso equity awards, incentive awards, deferred compensation obligations, severance arrangements, retirement plans and welfare benefit obligations.

        The description of the material terms and conditions of the employees matters agreement that follows is only a summary and is qualified in its entirety by the complete terms and conditions of the Employee Matters Agreement, which is filed as an exhibit to the registration statement of which this information statement is a part.

        Transfer of Employees.    Under the Employee Matters Agreement, employees whose employment duties are primarily related to our business activities will be transferred to or retained by us, and employees whose employment duties are primarily related to the business activities of El Paso will be retained by or transferred to El Paso, in each case effective no later than the effective time of the separation.

        Equity Awards.    The Employee Matters Agreement will provide the mechanics for the conversion and adjustment on the effective date of the separation of equity awards (including stock options, restricted shares, deferred shares and performance awards) granted under El Paso's equity compensation plans into awards based on shares of common stock of El Paso or our common stock, as applicable. For a more detailed discussion of such conversions and adjustments, see "The Spin-Off—Stock-Based Plans." For purposes of the new equity awards, a transfer of an employee from El Paso to us or from us to El Paso in connection with the separation will not constitute a termination of employment, and continued employment or service with El Paso or with us will be treated as continued employment for purposes of both El Paso's and our equity awards.

        Employee Benefits and Liabilities.    The Employee Matters Agreement generally will provide that, beginning on and following the separation, we will assume, retain, and be liable for wages, salaries, incentive compensation and employee benefit obligations and liabilities for all employees of our business in respect of services rendered by these employees to us on and after the effective time of the spin-off. As an exception to this general principle, El Paso will be responsible to provide benefits to all employees of our business under the El Paso welfare plans through the last day of the month in which the spin-off occurs, and (as described below) we will be responsible to fund all obligations relating to any cash bonuses granted with respect to the fiscal year ending December 31, 2011 under the El Paso annual bonus plans to employees of our business which are unpaid as of the effective time of the spin-off. Additionally, we will be required to make certain contingent cash contributions to El Paso's pension plan, including those associated with the current underfunding of the plan and any contingent liability for former and current employees of us associated with the Tomlinson lawsuit, as described in Note 8 of each of our "Notes to Consolidated Financial Statements" (for a more detailed discussion, see "The Separation and Distribution Agreement—Transfer of Assets and Assumption of Liabilities").

        We will be required to establish new benefit plans for employees transferred to or retained by us under the Employee Matters Agreement, including a new 401(k) plan and health and welfare benefit plans. No later than the effective date of the separation, we will also adopt a new omnibus equity incentive plan, under which awards of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other equity, equity-based and cash awards may be granted to our employees and non-employee directors on or after the effective time of the spin-off (see the section of this document entitled "EP Energy 2011 Omnibus Incentive Plan" for a description of the new omnibus equity incentive plan). We will reserve the right to amend, modify or terminate any of our benefit plans in accordance with their terms.

        The Employee Matters Agreement will provide that, notwithstanding the separation, our employees will continue participating in the El Paso short-term incentive and bonus plans. We will retain responsibility to fund bonuses for our employees for the 2011 fiscal year under such incentive and bonus plans. We will adopt a short-term incentive and bonus plan for our employees for periods beginning on or after the effective time of the separation, and we will be solely responsible for funding, paying and discharging any obligations under our short-term incentive and bonus plans.

        We are not required under the terms of the Employee Matters Agreement to adopt a new defined benefit pension plan for our employees, and we do not intend to do so. El Paso sponsors a qualified defined benefit pension plan that provides pension benefits to participants under a cash balance plan formula, including individuals who are our employees at the effective time of the separation. In connection with the separation, the plan, including assets to fund the plan's liabilities which are held in the El Paso master pension plan trust, will remain at El Paso, and our employees will experience a termination event and cease to accrue additional benefits under the plan. In connection with their termination of employment from El Paso, our employees will be fully vested in their accrued benefits under the El Paso pension plan and will be eligible to receive distributions of benefits from the plan, which may be "rolled over" into our new 401(k) plan or into another tax-qualified arrangement (for example, an individual retirement account) at the election of the employee.

Tax Indemnity Agreement

        In connection with the spin-off, we will enter into a Tax Indemnity Agreement with El Paso. The Tax Indemnity Agreement will provide for a basic indemnity between us and El Paso governing taxable periods on or before the spin-off date, taxes arising from the spin-off, taxes imposed on us as a result of being included in the same consolidated, unitary, or combined return with El Paso, and straddle periods. Under the Tax Indemnity Agreement, we will indemnify El Paso from all liability for taxes attributable to us (or any of our subsidiaries) relating to taxable periods ending on or before the spin-off date, including any taxes arising from the spin-off to the extent attributable to an act or omission of ours or a misstatement of facts relating to us in submissions to the IRS in connection with obtaining the private letter ruling. El Paso will indemnify us against all federal, state, local or foreign taxes imposed on us or any of our subsidiaries solely as a result of being included in the same consolidated, unitary, or combined return with El Paso. We generally will indemnify El Paso from all liability for taxes of ours (or any of our subsidiaries) relating to periods ending after the spin-off date as well as the post-spin-off portion of straddle periods. We will also indemnify El Paso for any taxes arising as a result of the acquisition of our stock or assets, even if such acquisition was not within our control and we did not participate in or otherwise facilitate such acquisition.

Transition Services Agreement

        We will enter into an agreement with El Paso in which El Paso will provide certain transitional services to us and we will provide certain transitional services to El Paso. Pursuant to the Transition Services Agreement, we will have the right, but not the obligation, to receive the following services from El Paso: accounting and tax, finance, information technology, benefits administration, human resources, training, payroll, internal audit and corporate quality, legal and other support services. Under the Transition Services Agreement, El Paso will have the right, but not the obligation, to receive the following services from us: certain administrative and operational services for El Paso's midstream business, including scheduling, land administration, environmental, health and safety, facilities engineering, asset management, engineering, construction, geosciences and land brokerage services, natural gas, power, oil and liquids marketing services for El Paso's marketing business, certain finance, tax, operational, administrative and other support services for El Paso's subsidiaries in Brazil related to El Paso's legacy power generation business, and various finance, information technology, accounting and other support services. The Transition Services Agreements will be for terms of up to two years. However, many of the services provided will terminate earlier than the full two-year term. The services under the Transition Services Agreement will be provided for a fee which could include charging for individual services either on a "fully loaded" cost basis, a fixed charge or a fair market value basis.

Other Agreements between El Paso and Us Related to the Spin-Off

        Lease Arrangements.    We will enter into a lease agreement whereby we will lease office space from El Paso in the El Paso office building in Houston, Texas, primarily for use as a corporate headquarters and as office space for general business operations and administration. The lease terms will also provide for ancillary services for our employees, including telephone and general computer services and access to the fitness center, parking garage, and health services. The term of the lease agreement in respect to the El Paso office building will be two years with annual renewal options for up to three additional years, in each case, at the then market rental price. El Paso will likely retain the right to terminate the lease upon 15 months notice at any time after the two year initial term. The rental payments under this lease agreement generally will be based on square footage and determined by comparing rents for buildings that are similarly used and situated. Under this lease, we will be responsible for our share of taxes, insurance, maintenance and operating expenses of the building.

        In addition, we will enter into a lease agreement whereby we will lease office space in the El Paso office building in Rio de Janeiro, Brazil, primarily for use in our Brazilian production business. The term of the lease agreement in respect of this lease will be two years with annual renewal options for up to three additional years, in each case, at the then market rental price. Furthermore, El Paso may attempt to sell the building to a third party and therefore El Paso will likely retain the right to terminate the lease upon 12 months notice. The rental payments under this lease agreement generally will be based on square footage and may include a base rental that is determined by comparing rents for buildings that are similarly used and situated. Under this lease, we will be responsible for our share of taxes, insurance, maintenance and operating expenses of the building.

        Intellectual Property Agreements.    We will enter into a Trademark Licensing Agreement with El Paso that will grant us and our subsidiaries the right to use the trade name or trademark (i.e., "EP"), for external use, for a term of 10 years, with automatic renewals for successive 10-year terms unless terminated by either of the parties. There is no licensing fee required for our use of the trademark. In addition, El Paso will grant us a limited license to use certain of its trademarks. The license for the use of the El Paso trademarks will be for a term of one year and is intended to provide us sufficient time to remove these marks from our facilities.

        We will enter into a software agreement with El Paso which will provide that each of us will be a joint owner of all software developed by us and/or El Paso prior to the distribution except for certain applications that are unique and specific to each party's business ("excluded software"). Each of the parties will have the right to use and modify the software; provided that they will be prohibited from selling or licensing the software for commercial use. No fee or consideration is being charged for the establishment of our joint ownership interest in the software. Commercial software licenses, such as Microsoft Windows and Office held by El Paso and which are needed for our business will either be duplicated or assigned in whole or in part as applicable, subject to any necessary agreement with the vendors.

Commercial Arrangements

        Since we and El Paso are in complementary businesses, there will be various continuing commercial arrangements between certain of our subsidiaries and El Paso's subsidiaries that are usual and customary for these businesses. These will include various operational and joint access agreements (particularly where we have business operations in close proximity to each other), and gathering, storage and transportation agreements (whereby El Paso's subsidiaries gather, store and transport oil and natural gas produced by us).

        El Paso, through its subsidiary, El Paso Midstream Group, Inc., and an unaffiliated third party each own a 50 percent interest in El Paso Midstream Investment Company, L.L.C. which owns midstream gathering and processing assets. El Paso Midstream Investment Company, L.L.C. purchases and processes gas produced by our subsidiary, El Paso E&P Company, L.P., as well as other third parties pursuant to various agreements. These agreements generally extend through 2020, with evergreen provisions, and are at market rates.

        El Paso, through its subsidiary, El Paso Midstream Group, Inc., indirectly owns Camino Real Gathering Company, L.L.C. which is engaged in the oil and gas gathering business in southwest Texas. El Paso Midstream Group, Inc. currently has a commercial arrangement with us to provide gas gathering services, and at a later date, oil gathering services. These agreements will generally extend through 2023, with evergreen provisions, and are at market rates.

        We also hold certain service agreements on El Paso's regulated interstate pipeline systems and storage facilities, primarily to move our gas production to various markets. These services generally involve transportation and storage of natural gas and related products and support agreements for the transportation and storage of natural gas such as supply balancing, parking and lending, operational balancing, facilities interconnect agreements and meter/measurement installation, operation and maintenance. The fees charged for these service agreements are pursuant to the respective regulated companies' tariffs, filed with and approved by the Federal Energy Regulatory Commission (the "FERC").

        El Paso and an unaffiliated third party, through their respective subsidiaries, each own 50% of the Ruby Pipeline Holding Company, L.L.C., which owns Ruby Pipeline Company, L.L.C., a regulated interstate pipeline company. EP Energy holds a firm transportation agreement on the Ruby Pipeline system that will commence in July 2016 and extends for five years. The fees for transportation services provided under this agreement are pursuant to Ruby Pipeline Company, L.L.C.'s tariff, as filed with and approved by the FERC.

        Although we and El Paso each own separate assets in support of our business operations, certain of these assets are in close physical proximity to each other. As such, various agreements are or will be in place to govern the provision of physical access to these respective assets. These agreements include the following:

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  We own certain water lines relating to our operations that are located in or may be located in the right-of-way owned by El Paso Midstream Investment Company, L.L.C. and therefore we have a reserved interest in the right-of-way. We and El Paso will enter into a Joint Use and Access Agreement to document our rights and obligations with respect to each other's facilities in the right-of-way.

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  We and El Paso, through its subsidiary Camino Real Gathering Company, L.L.C., each own a 50 percent undivided interest in a right-of-way in LaSalle County, Texas. There are agreements in place governing the use of the right-of-way, including indemnities as to each other's activities.

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  We own certain oil and natural gas wells that are located in a gas storage area owned by El Paso's indirect subsidiary, Bear Creek Storage Company, L.L.C. ("Bear Creek"). We have various agreements with Bear Creek that provide for maintenance of these wells, provide us with access rights to the wells and grant Bear Creek the right to use certain of the wells as observation wells.

Certain Regulatory Approvals

        We, through two wholly owned Cayman Islands subsidiary corporations, own 100% of certain oil and gas concessions in Brazil (the "Concessions"). The Concessions are regulated by the Agência Nacional do Petróleo, Gás Natural e Biocombustiveis (the "ANP"), an agency of the Brazilian government, and the performance obligations relating to those concessions are guaranteed by us (either directly or through a guarantee by El Paso CNG Company, L.L.C., a wholly owned subsidiary of El Paso). ANP is required to approve any transaction that results in a concession holder ceasing to be affiliated with its guarantor. Because it is intended that we, through our subsidiaries, will retain ownership of the Concessions, we will seek ANP approval to substitute us as the replacement guarantor prior to the spin-off. If ANP approval of the substitution of El Paso as guarantor is obtained prior to the spin-off, then we will maintain ownership of the Concessions during and after the spin-off.

        Because it is not clear that ANP approval can be obtained within the expected time-frame prior to the spin-off date, we will transfer the Cayman Island subsidiaries to El Paso pending receipt of the ANP approval; El Paso will remain the guarantor of the Concessions; we will continue to perform operations in connection with the Concessions; and we will retain the rights to the income generated by the Concessions. At the time ANP approval is obtained, El Paso will transfer the Cayman Island subsidiaries back to us.

Certain Common Directors

        Following the spin-off, it is anticipated that three individuals will be directors of both El Paso and us. We will have a total of seven directors and El Paso will have a total of nine directors after the spin-off. We will not have common officers.

MANAGEMENT

Executive Officers

        The individuals listed below (with their ages as of November 30, 2011) are expected to be executive officers of EP Energy as of the distribution date. The business address of each of the individuals listed below is 1001 Louisiana Street, Houston, TX 77002. The present principal occupation or employment and five-year employment history of each individual follows the list below. We expect that these individuals will resign from their respective positions with El Paso upon completion of the spin-off. Each of the individuals listed below is a citizen of the United States.

Name	Age	Position with EP Energy
Brent J. Smolik	50	President and Chief Executive Officer
Clayton A. Carrell	46	Senior Vice President and Chief Operating Officer
Joan M. Gallagher	48	Vice President, Human Resources and Administrative Services
John D. Jensen	42	Senior Vice President, Operations Services
Dane E. Whitehead	50	Senior Vice President and Chief Financial Officer
Marguerite N. Woung-Chapman	46	Vice President, General Counsel and Corporate Secretary

        Brent J. Smolik.    Mr. Smolik will serve as our President and Chief Executive Officer upon the effective date of the spin-off. Mr. Smolik has served as Executive Vice President of El Paso Corporation and President of El Paso Exploration & Production Company since November 2006. Mr. Smolik was President of ConocoPhillips Canada from April 2006 to October 2006. Prior to the Burlington Resources merger with ConocoPhillips, he was President of Burlington Resources Canada from September 2004 to March 2006. From 1990 to 2004, Mr. Smolik worked in various engineering and asset management capacities for Burlington Resources Inc., including the Chief Engineering role from 2000 to 2004. He was a member of Burlington Executive Committee from 2001 to 2006. Mr. Smolik also serves on the boards of the American Exploration and Production Council, America's Natural Gas Alliance and the Independent Petroleum Association of America.

        Clayton A. Carrell.    Mr. Carrell will serve as our Senior Vice President and Chief Operating Officer upon the effective date of the spin-off. He has been Senior Vice President, Chief Engineer of El Paso Exploration & Production Company since June 2010. Mr. Carrell joined El Paso in March 2007 as Vice President, Texas Gulf Coast Division. He was previously Vice President, Engineering & Operations at Peoples Energy Production from February 2001 to March 2007. Prior to joining Peoples Energy Production, Mr. Carrell worked at Burlington Resources and ARCO Oil and Gas Company from May 1988 to February 2001 in various domestic and international engineering and management roles. He serves on the Industry Board of the Texas A&M Petroleum Engineering Department, is a member of the Society of Petroleum Engineers and a Board Member of the US Oil & Gas Association.

        Joan M. Gallagher.    Ms. Gallagher will serve as our Vice President, Human Resources and Administrative Services upon the effective date of the spin-off. Ms. Gallagher has been Vice President, Human Resources of El Paso Corporation since March 2011. From August 2005 until February 2011, she served as Vice President, Human Resources of El Paso Exploration & Production Company. In that capacity, Ms. Gallagher had HR responsibility for El Paso's exploration and production business unit and from January 2010 to February 2011, she had added HR responsibilities for shared services and midstream. Prior to 2005, Ms. Gallagher served as Vice President and Chief Administrative Officer of Torch Energy Advisors Incorporated.

        John D. Jensen.    Mr. Jensen will serve as our Senior Vice President, Operations Services upon the effective date of the spin-off. Mr. Jensen has been Senior Vice President, Operations of El Paso Exploration & Production Company since June 2010. From May 2009 until May 2010 he served as Vice President of Operations. Mr. Jensen previously served as Vice President, Strategy and Engineering from April 2007 to May 2009. Prior to joining El Paso, Mr. Jensen served as Vice President, Business

Development and Strategic Planning for ConocoPhillips Canada from June 2005 to March 2007. In addition, he held various positions in upstream and midstream engineering, planning, and business development at ConocoPhillips starting in July 1990. He is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

        Dane E. Whitehead.    Mr. Whitehead will serve as our Senior Vice President and Chief Financial Officer upon the effective date of the spin-off. Mr. Whitehead has been Senior Vice President of Strategy and Enterprise Business Development of El Paso since October 2009. He previously served as Senior Vice President and Chief Financial Officer for El Paso Exploration & Production Company from May 2006 to October 2009. He was the Vice President and Controller of Burlington Resources Inc. from June 2005 to March 2006. From January 2002 to May 2005 he was Senior Vice President and Chief Financial Officer of Burlington Resources Canada. He was a member of the Burlington Resources Executive Committee from 2000 to 2006. From 1984 to 1993, Mr. Whitehead was an independent accountant with Coopers and Lybrand. He is a member of the American Institute of Certified Public Accountants.

        Marguerite N. Woung-Chapman.    Ms. Woung-Chapman will serve as our Vice President, General Counsel and Corporate Secretary upon the effective date of the spin-off. Ms. Woung-Chapman has been Vice President, Legal Shared Services, Corporate Secretary and Chief Governance Officer of El Paso Corporation since November 2009. Ms. Woung-Chapman was Vice President, Chief Governance Officer and Corporate Secretary at El Paso from May 2007 to November 2009 and from May 2006 to May 2007 served as General Counsel and Vice President of Rates and Regulatory Affairs for El Paso's Eastern Pipeline Group. She served as General Counsel of El Paso's Eastern Pipeline Group from April 2004 to May 2006. Ms. Woung-Chapman served as Vice President and Associate General Counsel of El Paso Merchant Energy from July 2003 to April 2004. Prior to that time, she held various legal positions with El Paso and Tenneco Energy starting in 1991.

Board of Directors

        Under Delaware law, the business and affairs of EP Energy will be managed under the direction of its board of directors. The EP Energy certificate of incorporation and by-laws provide that the number of directors may be fixed by the board from time to time, provided that there are always at least three directors. As of the distribution date, the board of directors of EP Energy is expected to consist of the individuals listed below (ages as of November 30, 2011). The present principal occupation or employment and five-year employment history of each individual follows the list below, including the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Each of the individuals listed below is a citizen of the United States.

Name	Age
Douglas L. Foshee	52
David W. Crane	52
Robert W. Goldman	69
Ferrell P. McClean	65
Steven J. Shapiro	59
Brent J. Smolik	50
Robert F. Vagt	64

        Douglas L. Foshee.    Mr. Foshee has been Chairman of the board of directors of El Paso Corporation since May 2009 and President, Chief Executive Officer and a director of El Paso since September 2003. Prior to joining El Paso, Mr. Foshee served as Executive Vice President and Chief Operating Officer of Halliburton Company having joined that company in 2001 as Executive Vice President and Chief Financial Officer. Several subsidiaries of Halliburton, including DII Industries and Kellogg Brown & Root, commenced prepackaged Chapter 11 proceedings to discharge current and future asbestos and silica personal injury claims in December 2003 and an order confirming a plan of reorganization became final effective December 31, 2004. Prior to assuming his position at Halliburton, Mr. Foshee served as President, Chief Executive Officer and Chairman of the Board of Nuevo Energy Company. From 1993 to 1997, Mr. Foshee served at Torch Energy Advisors Incorporated in various capacities, including President and Chief Executive Officer. Mr. Foshee presently serves as a director of Cameron International Corporation, and serves on the board of directors of El Paso Pipeline GP Company, L.L.C., general partner of El Paso Pipeline Partners, L.P., and from January 2009 until February 2010 served as a trustee of AIG Credit Facility Trust. Mr. Foshee also serves on the Board of Trustees of Rice University and serves as a member of the Council of Overseers for the Jesse H. Jones Graduate School of Management. He is a member of various other civic and community organizations.

        It is expected that Mr. Foshee will serve as Chairman of our board. As Chairman, President and Chief Executive Officer of El Paso Corporation, and with over 28 years of energy industry experience, Mr. Foshee brings a comprehensive knowledge and understanding of our business. Mr. Foshee's management experience and leadership skills are highly valuable in assessing our business strategies and his experience will provide the board with valuable insight necessary to direct the business affairs of our company.

        David W. Crane.    Mr. Crane has been President, Chief Executive Officer and a director of NRG Energy, Inc. since December 2003. Prior to joining NRG, Mr. Crane served as Chief Executive Officer of International Power plc, a UK-domiciled wholesale power generation company, from January 2003 to November 2003, and as Chief Operating Officer from March 2000 through December 2002. Mr. Crane was Senior Vice President—Global Power New York at Lehman Brothers Inc. from January 1999 to February 2000, and was Senior Vice President—Global Power Group, Asia (Hong Kong) at Lehman Brothers from June 1996 to January 1999. Mr. Crane has served as a director of El Paso Corporation since December 2009.

        Mr. Crane's proven success as the sitting chief executive officer of a Fortune 500 company demonstrates his leadership capability and extensive knowledge of the complex financial and operational issues that public companies face. Mr. Crane's executive management experience will provide our board with valuable insight on public company governance practices, as well as insight from a customer perspective. In addition, Mr. Crane's background will provide our board with important risk management experience.

        Robert W. Goldman.    Mr. Goldman's primary occupation has been as a financial consultant since October 2002. Prior to that time, Mr. Goldman served as Senior Vice President, Finance and Chief Financial Officer of Conoco, Inc. from 1998 to 2002 and Vice President, Finance from 1991 to 1998. For more than five years prior to that date, Mr. Goldman held various executive positions with Conoco, Inc. and E.I. Du Pont de Nemours & Co., Inc. From 2002 until July 2008, Mr. Goldman served as the elected Vice President, Finance of the World Petroleum Council. He is a member of the Financial Executives Institute and the Outside Advisory Council of Global Infrastructure Partners, a private equity firm. Mr. Goldman serves on the board of trustees of Kenyon College, Gambier, Ohio. Mr. Goldman currently serves on the board of directors of Parker Drilling Company, Tesoro Corporation and The Babcock & Wilcox Company. Mr. Goldman previously served on the board of directors of McDermott International, Inc. until July 2010. Mr. Goldman has served as a director of El Paso Corporation since 2003.

        As a former chief financial officer of a large, publicly traded energy company, Mr. Goldman brings significant financial and operations experience to our board. Mr. Goldman has extensive knowledge of the energy industry, financial risk management and an understanding of capital markets. His experience on the board of directors of other publicly traded energy companies further augments his knowledge and experience.

        Ferrell P. McClean.    Ms. McClean has been a business consultant since 2002. Ms. McClean served as Managing Director and Senior Advisor of J.P. Morgan Chase & Co.'s energy/power investment banking group from 2000 to 2002. From 1991 until 2000, Ms. McClean served as Managing Director and headed the investment banking and global energy group at J.P. Morgan & Co. Prior to 1991, Ms. McClean held various positions with J.P. Morgan & Co. Ms. McClean served as a member of the board of directors of Unocal Corporation until 2005 and is currently on the board of directors of GrafTech International Ltd. (formerly UCAR International, Inc.). Ms. McClean has served as a director of El Paso Corporation since 2006.

        Ms. McClean brings to the board extensive experience in investment banking and capital markets, as highlighted by her years of service at J.P. Morgan Chase & Co. Her current and prior service on the boards of other publicly traded companies further augments her range of knowledge, providing valuable experience from which she can draw while serving on our board. Ms. McClean also provides a diversity of perspective that is important to our board.

        Steven J. Shapiro.    Mr. Shapiro served as Executive Vice President and Chief Financial Officer of Burlington Resources Inc. from October 2000 to April 2006. During his five year tenure at Burlington Resources, Inc., Mr. Shapiro served as a member of its board of directors and the office of the chairman. Prior to that time, he served as Senior Vice President, Chief Financial Officer and Director at Vastar Resources, Inc. and spent 16 years in various roles of increasing responsibility with Atlantic Richfield Company. Mr. Shapiro is a trustee of the Houston Museum of Natural Science. Mr. Shapiro is a member of the board of directors of Barrick Gold Corporation and a member of the board of directors of Vallar PLC. Mr. Shapiro has served as a director of El Paso Corporation since 2006.

        Mr. Shapiro brings extensive industry experience to our board. As the former chief financial officer of Burlington Resources, Mr. Shapiro has significant operating experience and knowledge of the complex financial issues companies face. He has extensive knowledge of the energy industry and an understanding of capital markets, and his experience will provide our board with valuable strategic insight. His experience on the board of directors of other publicly traded companies further augments his knowledge and experience.

        Brent J. Smolik.    See "—Executive Officers" for a biography of Mr. Smolik.

        Mr. Smolik's day-to-day leadership as our President and Chief Executive Officer and his role in the formation of EP Energy as a stand-alone public company provides him with an intimate knowledge of our company, including its strategies and operations. As President and CEO, Mr. Smolik establishes the strategic direction of our company under the guidance of the board. His knowledge and experience of handling the day-to-day issues affecting our business will provide the board with invaluable information necessary to direct the business and affairs of our company.

        Robert F. Vagt.    Mr. Vagt has served as President of The Heinz Endowments since January 2008. Prior to that time, he served as President of Davidson College from July 1997 to August 2007. Mr. Vagt served as President and Chief Operating Officer of Seagull Energy Corporation from 1996 to 1997. From 1992 to 1996, he served as President, Chairman and Chief Executive Officer of Global Natural Resources. Mr. Vagt served as President and Chief Operating Officer of Adobe Resources Corporation from 1989 to 1992. Prior to 1989, he served in various positions with Adobe Resources Corporation and its predecessor entities. Mr. Vagt previously served as a member of the board of directors of Cornell Companies until 2005. Mr. Vagt has served as a director of El Paso Corporation since 2005.

        Mr. Vagt's professional background in both the public and private sectors will make him an important advisor and member of our board. Mr. Vagt brings to the board operations and management expertise in both the public and private sectors. In addition, Mr. Vagt will provide the board with a welcomed diversity of perspective gained from service as President of the Heinz Endowments, as well as from service as the president of an independent liberal arts college.

        We expect that each of David W. Crane, Robert W. Goldman and Steven J. Shapiro will resign from the El Paso board of directors upon completion of the spin-off.

        As of the distribution date, we expect that our board of directors will consist of seven directors. The NASDAQ Global Select Market requires that a majority of our board of directors qualify as "independent" according to the rules and regulations of the SEC and the NASDAQ Global Select Market. We intend to comply with those requirements.

        Upon completion of the spin-off, our directors will be divided into three classes serving staggered three-year terms. Class I directors will have an initial term expiring in 2013, Class II directors will have an initial term expiring in 2014 and Class III directors will have an initial term expiring in 2015. Class I will be comprised of David W. Crane, Ferrell P. McClean and Steven J. Shapiro, Class II will be comprised of Brent J. Smolik and Robert F. Vagt, and Class III will be comprised of Douglas L. Foshee and Robert W. Goldman.

        At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. Following this classification of the board, in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Committees of Our Board of Directors

        Upon completion of the spin-off, the committees of our board of directors are expected to consist of an Audit and Finance Committee, a Governance and Nominating Committee and a Compensation Committee. Our board of directors will adopt a written charter for each of these committees, which will be posted to our website prior to the distribution date.

Audit and Finance Committee

        Our Audit and Finance Committee will be responsible for, among other things, appointing, replacing, compensating and overseeing the work of our independent auditor, approving in advance all audit, audit-related, tax and permissible non-audit services to be performed by our independent auditor, separately meeting with our independent auditor, the internal auditors and management with respect to the status and results of their activities, reviewing, approving and discussing with management and our independent auditor the annual and quarterly financial statements, reports of internal control over financial reporting, our annual reports to stockholders and our annual reports on Form 10-K, reviewing earnings press releases, reviewing terms and conditions of our financing plans and capital structure and discussing with management the guidelines and policies necessary to govern the process by which risk assessment and management is undertaken by us. As of the distribution date, the Audit and Finance Committee will consist of Robert W. Goldman, David W. Crane, Ferrell P. McClean and Robert F. Vagt, with Mr. Goldman serving as chair. We expect that Mr. Goldman will qualify and be designated as an "audit committee financial expert" within the definition established by the SEC.

Governance and Nominating Committee

        Our Governance and Nominating Committee will be responsible for, among other things, reviewing and making recommendations to our board of directors concerning the appropriate size and composition of the board, including candidates for election or re-election as directors, the criteria to be used for the selection of candidates for election as directors, the composition and functions of the board committees, and all matters relating to the effective functioning of the board, considering and recruiting candidates to fill positions on the board, considering nominees recommended by stockholders for election as directors, assessing and recommending overall corporate governance practices including appropriate delegations of authority, and reviewing and approving codes of conduct applicable to directors, officers and employees. As of the distribution date, the Governance and Nominating Committee will consist of David W. Crane, Robert W. Goldman and Steven J. Shapiro, with Mr. Crane serving as chair.

Compensation Committee

        Our Compensation Committee will be responsible for, among other things, making recommendations to the board on all matters relating to executive compensation, reviewing and approving our chief executive officer's compensation, reviewing and approving corporate goals and objectives relevant to executive compensation, determining and approving the compensation of our other executive officers, approving performance targets and corporate and executive performance ratings, and recommending to the board and administering our incentive compensation plans and equity-based plans. As of the distribution date, the Compensation Committee will consist of Steven J. Shapiro, Ferrell P. McClean and Robert F. Vagt, with Mr. Shapiro serving as chair.

Director Compensation

        We have not yet established arrangements to compensate our directors for their services to us following the separation. However, we expect that compensation for our non-employee directors will not significantly differ from the compensation provided to El Paso non-employee directors. Set forth below is a description of the compensation arrangements that were in place at El Paso for El Paso's non-employee directors for fiscal year 2010:

        In 2010, El Paso paid its non-employee directors as follows:

Annual Retainer	$80,000
Annual Deferred Share Award	$80,000
Committee Chair Retainer	$20,000 Audit Committee
$15,000 All other committees
Lead Director	$30,000

        El Paso's non-employee directors do not receive meeting fees for attendance at board of directors or committee meetings.

        Pursuant to El Paso's non-employee director compensation plan, non-employee directors receive an annual retainer of $80,000, $20,000 of which is required to be paid in the form of El Paso deferred share awards and the remaining $60,000 of which is paid at the election of the director in any combination of cash, deferred cash or deferred shares. For any compensation received in deferred shares rather than cash, he or she is credited with deferred shares with a value representing a 25% premium to the cash retainer he or she otherwise would have received. Each El Paso director who chairs a committee of El Paso's board receives an additional retainer, as set forth in the chart above. In addition, each member of El Paso's audit committee, other than the audit committee chairman, receives an additional amount of $5,000 per year.

        Each El Paso non-employee director also receives an annual long-term equity credit in the form of El Paso deferred shares (without any premium) equal to the amount of the annual retainer ($80,000). The awards are payable in shares of common stock upon the director's departure from the board of directors.

        El Paso's non-employee directors are also reimbursed for any expenses associated with attending board or committee meetings.

Executive Compensation

        Our executive compensation program is described in "Executive Compensation—Compensation Discussion and Analysis."

Compensation Committee Interlocks and Insider Participation

        None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following compensation discussion and analysis, or CD&A, provides information relevant to understanding the 2010 compensation of the executive officers identified in the Summary Compensation Table below, who we expect will serve as our named executive officers as of the distribution date. The information provided below reflects compensation earned by our named executive officers at El Paso pursuant to the design and objectives of El Paso's executive compensation programs in place prior to the spin-off. All executive compensation decisions for our named executive officers prior to the spin-off will be made by El Paso, and to the extent applicable, the Compensation Committee of El Paso Corporation's Board of Directors ("El Paso's Compensation Committee"). Executive compensation decisions following the spin-off will be made by the compensation committee of our board. We anticipate that our executive compensation program will be similar to El Paso's program in effect immediately prior to the spin-off. The discussion is divided into the following sections:

I.
El Paso's Compensation Program Philosophy and Design

II.
Role of El Paso's Compensation Committee, Compensation Consultant and Management

III.
Elements of El Paso's Total Compensation Program

IV.
Factors Considered by El Paso When Determining Total Compensation

V.
El Paso's 2010 Compensation Decisions

VI.
Impact of the Spin-Off on Compensation

VII.
Our Anticipated Executive Compensation Programs After the Spin-Off

I.     El Paso's Compensation Program Philosophy and Design

        The core of El Paso's executive compensation program is pay for performance. A significant portion of each of our named executive officer's total annual compensation is at risk and dependent upon El Paso's achievement of specific, measurable performance goals. El Paso's performance-based pay is designed to align the interests of El Paso leadership, including our named executive officers, with those of El Paso's stockholders and to promote the creation of stockholder value, without encouraging excessive risk-taking. In addition, El Paso's equity program rewards long-term stock performance. The framework of El Paso's executive compensation program is set forth below:

  •
  our named executive officers are provided with total annual compensation that includes three principal elements: base salary, performance-based annual cash incentive awards and long-term equity-based incentives;

  •
  El Paso's cash-based annual incentives are tied to specific pre-established financial, operational and safety performance goals;

  •
  restricted stock award grants are contingent upon the collective achievement of El Paso's annual overall corporate financial goals and El Paso's one-year relative total shareholder return ("TSR");

  •
  restricted stock awards have a minimum three-year vesting requirement;

  •
  El Paso caps maximum cash-based incentives and the equity funding pool;

  •
  our named executive officers do not have employment agreements or guaranteed bonus arrangements with El Paso (and will not have any such agreements with us following the spin-off);

  •
  tax gross-ups on executive perquisites are not provided;

  •
  El Paso's Compensation Committee retains an independent compensation consultant to advise on executive compensation matters and best practices;

  •
  El Paso's executives and non-employee directors are prohibited from hedging their ownership of El Paso stock;

  •
  El Paso's Compensation Committee reviews El Paso's compensation program to ensure that it does not incentivize excessive risk-taking;

  •
  El Paso has a compensation recoupment ("clawback") policy that applies to all employees, including our named executive officers;

  •
  El Paso does not offer excessive severance arrangements;

  •
  El Paso's change in control severance plan is double trigger, meaning both a change in control and an involuntary/good reason termination of employment must occur; and

  •
  performance shares that vest solely upon the achievement of multi-year TSR results were incorporated into El Paso's equity program commencing in 2011.

II.    Role of El Paso's Compensation Committee, Compensation Consultant and Management

Role of Compensation Committee and Management

        El Paso's Compensation Committee has primary responsibility for determining and approving, on an annual basis, the total compensation level of El Paso's senior officers who are subject to Section 16(a) of the Exchange Act, which includes Messrs. Smolik and Whitehead. El Paso's Compensation Committee receives information and advice from its compensation consultant as well as from El Paso's human resources department and management to assist in compensation determinations. Management of El Paso is responsible for determining and approving the total compensation level of officers who are not subject to Section 16(a) of the Exchange Act, which would include Messrs. Jensen and Carrell and Ms. Woung-Chapman.

Compensation Consultant

        El Paso's Compensation Committee has retained Deloitte Consulting as its independent compensation consultant. Deloitte advises the committee on an ongoing basis with regard to the general competitive landscape and trends in compensation and executive and director compensation matters, including (i) competitive benchmarking, (ii) incentive plan design, (iii) performance metrics testing, (iv) peer group selection, (v) compensation risk-management, and (vi) updates on best-practices and trends in executive and director compensation. Deloitte attends meetings of El Paso's Compensation Committee and participates in the committee's executive sessions, as well. Deloitte is directly accountable to El Paso's Compensation Committee and the committee reviews all fees paid to Deloitte for such compensation advice and ensures that Deloitte is providing independent advice that is not influenced by fees or revenues generated by the provision of non-executive compensation services. In addition, El Paso's Compensation Committee reviews, on an annual basis, Deloitte's performance and provides Deloitte with direct feedback on its performance.

III.  Elements of El Paso's Total Compensation Program

        The table below summarizes the elements of El Paso's compensation program during 2010.

Compensation Element	Objective	Key Features

Base Salary	To provide a minimum, fixed level cash compensation	Reviewed annually with adjustments made based on individual performance, anticipated inflation, pay relative to market, and internal equity considerations

Performance-Based Annual Cash Incentive Awards	To motivate and reward executive officers' contributions to achievement of pre-established financial and operational performance goals, as well as individual performance	Annual cash incentive bonus opportunity for each named executive officer established at beginning of year

Paid after year end once El Paso's Compensation Committee has determined El Paso's performance and the committee or management have determined each named executive officer's individual performance relative to pre-established performance goals

Long-Term Equity Awards (stock options and performance-granted restricted stock)	To reward stock price appreciation and encourage retention	Target value is allocated approximately 50% in stock options and 50% in restricted stock
To motivate and reward achievement of pre-established corporate financial goals and relative TSR, as well as individual performance
Stock options:
• granted at target levels (not adjusted for corporate or individual performance) • value of stock options is realized upon option exercise only if stock price increases
Restricted stock:

•       performance-granted with target levels adjusted at time of grant for corporate, TSR and individual performance

•       amount granted is based on the achievement of pre-established performance goals: 50% on achievement of El Paso's annual overall corporate financial goals and 50% on El Paso's relative TSR compared to El Paso's peer group of companies, and is adjusted for individual performance

•       designed to reward executives for achievement of performance goals, as well as to provide an incentive to create additional stockholder value

Awards vest in three equal annual installments

Compensation Element	Objective	Key Features

Retirement Plans	To provide retirement savings in a tax-efficient manner	Retirement benefits are provided under the following plans:
To provide a fixed level of retirement income and encourage retention
Retirement Savings Plan
• 401(k) plan covering all employees • company contributes an amount equal to 75% of each participant's voluntary contributions under the plan, up to a maximum of 6% of eligible compensation
Pension Plan

•       defined benefit plan covering all employees, which provides pension benefits under a cash balance formula

•       participants fully vest in pension benefits upon the earlier of completion of three years of service or attainment of age 65

Supplemental Benefits Plan

•       plan covering key management employees, including named executive officers

•       provides benefits in excess of amounts payable under the Retirement Savings Plan and Pension Plan due to tax code limitations

Health & Welfare Benefits	To provide reasonable health and welfare benefits to executives and their dependents and promote healthy living	Health and welfare benefits available to all employees, including medical, dental, vision and disability coverage
Certain of our named executive officers, including Messrs. Smolik, Whitehead, Jensen and Carrell, also participate in El Paso's Senior Executive Survivor Benefits Plan
Senior Executive Survivor Benefits Plan:

•       provides senior officers with survivor benefit coverage in lieu of the coverage provided generally to employees under El Paso's group life insurance plan in the event of a named executive officer's death

•       amount of survivor benefit is 2 1/2X the executive officer's annual salary

Compensation Element	Objective	Key Features

Severance	To provide a measure of financial security in the event an executive's employment is terminated without cause	Severance benefits are provided under the following plans:
Severance Pay Plan:
	To encourage retention and ensure continued dedication by named executive officers in the event of a change in control	• severance plan available to all employees which provides benefits following an involuntary termination without cause • maximum payout is 1X annual salary
Key Executive Severance Protection Plan:

•       plan covering key executive personnel, including named executive officers, which provides for payment of severance benefits in the event of a participant's involuntary termination of employment or termination for good reason within two years following a change in control

•       provides benefits only upon a double trigger event, meaning both a change in control and an involuntary/good reason termination of employment must occur

•       benefits include 1 to 2X annual salary+target bonus (depending on executive grade level)

Perquisites	Limited perquisites provided to assist executives in carrying out duties and increase productivity	Includes financial planning assistance and subsidized annual physical examinations

IV.    Factors Considered by El Paso When Determining Total Compensation

        Competitive Benchmark Data—the Starting Point.    When making compensation decisions, El Paso reviews the compensation paid to its officers, including our named executive officers, relative to the compensation paid to similarly-situated individuals at El Paso's peer companies. This practice is often referred to as "benchmarking." Management also utilizes survey data representing the market of companies in which El Paso competes for executive talent as an additional means of benchmarking. This benchmarking data provides an initial point of reference.

        El Paso's Compensation Committee and management generally set total compensation targets for El Paso's officers, including base salary, performance-based annual incentives, and long-term equity awards, near the market median of El Paso's peer comparables. However, because comparative data is just one of several analytic tools that are used in determining executive officer compensation, pay may vary from the median of comparative compensation based on various factors, including:

  •
  the level of achievement of El Paso's pre-established performance goals;

  •
  individual performance;

  •
  scope of job responsibilities;

  •
  competitive pressures for that position within the industry;

  •
  internal equity considerations; and

  •
  the executive's industry experience and tenure.

        El Paso's Peer Group.    Each year, El Paso's Compensation Committee reviews El Paso's peer group to ensure that the companies selected are appropriate. The peer group is used to review executive officer compensation and to compare TSR relative to El Paso's performance. As part of this process, El Paso's Compensation Committee evaluates El Paso's peer group in terms of market competitors, organization size, and industry. El Paso's Compensation Committee also evaluates the following financial measures to determine an appropriate peer group fit: market capitalization, enterprise value, total revenues and operating income. Based on this analysis, the table below sets forth El Paso's 2010 peer group.

Anadarko Petroleum Corp.	National Fuel Gas Co.	Questar Corporation
CenterPoint Energy, Inc.	Newfield Exploration Co.	Sempra Energy
Dominion Resources, Inc.	NiSource, Inc.	Southern Union Co.
Enbridge Inc.	Noble Energy, Inc.	Spectra Energy Corp.
Energen Corp.	ONEOK, Inc.	TransCanada Corp.
EQT Corporation	Pioneer Natural Resources	Williams Companies

        Compensation Risk Assessment.    During 2010, El Paso's Compensation Committee requested Deloitte to perform a risk assessment of El Paso's incentive compensation arrangements. In its review, Deloitte noted that El Paso's compensation arrangements incorporate a significant amount of rigor, internal oversight and risk mitigating factors. Deloitte also found that El Paso's culture and the design of the incentive compensation arrangements reduce the likelihood of participants taking excessive risks, manipulating financial results, or focusing on short-term results at the expense of long-term value creation. Based on the analysis performed, El Paso's Compensation Committee concluded that El Paso's compensation programs represent an appropriate balance of short-term and long-term compensation and that El Paso's incentive compensation programs do not encourage management to take unnecessary or excessive risks.

V.     El Paso's 2010 Compensation Decisions

2010 Annual Base Salaries and 2010 Target Bonus Opportunities

        After a two-year base salary freeze, our named executive officers, with the exception of Mr. Whitehead, received base salary adjustments in early 2010. Salary increases were generally between 3% and 7%. In each situation, the salary increases were made to align with market competitive levels and reflect individual contributions. El Paso's Compensation Committee decided not to provide a salary increase for Mr. Whitehead in 2010 due to his recent promotion, in the fourth quarter of 2009 as El Paso's Senior Vice President, Strategy and Business Development. In addition, no adjustments were made to the named executive officers' 2010 target bonus opportunities, with the exception of the changes noted below for Messrs. Jensen and Carrell. These target bonus opportunities relate to the positions each of our named executive officers held with El Paso during 2010 and were derived in part from peer group and competitive survey benchmarking data and in part by the judgment of El Paso's Compensation Committee and management on the internal equity of the positions, scope of job responsibilities and the executives' industry experience and tenure. The following table sets forth the base salaries and annual target bonus opportunities for our named executive officers.

Annual Base Salaries and
Target Bonus Opportunities

Name	2010 Base Salary ($)(1)	2010 Target Bonus Opportunity (% of salary)
Brent J. Smolik	580,008	90%
Dane E. Whitehead	391,764	60%
John D. Jensen	326,364	45	%(2)
Clayton A. Carrell	326,316	45	%(2)
Marguerite N. Woung-Chapman	277,992	35%

(1)
Base salary increases for Messrs. Smolik, Jensen and Carrell and Ms. Woung-Chapman were effective at the end of the first quarter of 2010.

(2)
The target bonus opportunity for each of Messrs. Jensen and Carrell was increased in connection with their respective promotions to Senior Vice President during 2010. The target bonus opportunity for each of Messrs. Jensen and Carrell for 2009 was 35%.

Annual Cash Incentive Awards for 2010 Performance

        Performance Goals.    At the beginning of 2010, El Paso's Compensation Committee approved corporate and business unit financial and non-financial performance goals. El Paso's 2010 corporate financial goals are set forth below, including adjusted year-end results.

Corporate Financial Goals	2010 Goals
	Threshold	Target	Maximum	2010 Results	Weighting
Earnings Per Share	$0.71	$0.83	$1.03	$0.95	35%
EBITDA	$2,835 MM	$2,960 MM	$3,175 MM	$3,070 MM	35%
Return on Total Capital	7.1%	7.5%	8.2%	7.8%	15%
Debt (net of cash)	$15,100 MM	$14,500 MM	$14,100 MM	$13,549 MM	15%

        The corporate financial goals were set in alignment with El Paso's 2010 strategic plan. In making the determination of the threshold, target and maximum levels, El Paso's Compensation Committee considered the specific circumstances expected to be faced by El Paso and its business units in 2010. The threshold levels represent reasonably achievable goals, whereas the maximum levels represent a significant stretch and would require exceptional performance.

        In addition, El Paso's Compensation Committee approved additional performance goals for our exploration and production business unit. The 2010 financial goals included EBITDA, cash costs, average daily production rates measured in million cubic feet of natural gas equivalent per day ("MMcfe/d"), capital savings, expense savings, present value ratio, reserve replacement cost and net risked year-to-year inventory growth. Non-financial goals, including safety goals, were also approved.

        Annual Incentive Bonus Pool Funding.    After the 2010 financial results became available, El Paso's Compensation Committee determined the appropriate funding of the 2010 annual incentive bonus pool based on the achievement of the pre-established financial and non-financial performance goals for the year. The following table sets forth the percentage that the annual incentive bonus pool is funded based on the level of performance relative to the performance goals that were established for the year.

Funding of the
Annual Incentive Bonus Pool

Performance	Pool Funding
Maximum Goals Met	150	%(1)
Target Goals Met	100	%(2)
Threshold Goals Met	50	%(3)
Threshold Not Met	0%

(1)
The maximum funding of the annual incentive bonus pool is 150% for performance at or above the maximum performance level.

(2)
For performance above target but below maximum, actual funding is between 100% and 150%, as determined by El Paso's Compensation Committee.

(3)
For performance above threshold but below target, actual funding is between 50% and 100%, as determined by El Paso's Compensation Committee.

        Individual Performance Adjustment.    Accountability plays an important role in El Paso's compensation programs, and individual performance is an important factor in determining annual incentives. Each year, El Paso leadership, including our named executive officers, receive an individual performance rating based on an evaluation of the officer's individual contribution and performance against his or her individual performance goals for the year. Individual performance goals for 2010 included living El Paso's core values of stewardship, integrity, safety, accountability, and excellence, improving our exploration and production cost structure and delivering significant reserve growth with increased oil exposure, increasing our inventory of low-risk, repeatable drilling operations, reducing costs, improving our execution capability, leadership training and development initiatives and supporting volunteer efforts in the communities in which we work. Based on the individual performance rating, an individual performance factor is assigned to each executive. The individual performance factor is used to adjust the executive's actual annual cash incentive award.

        The range of annual cash incentive bonuses is illustrated as a percentage of base salary for each named executive officer in the following table. The actual percentage of cash incentive bonuses could be at any level between the minimum and maximum percentages based on company and individual performance.

Range of Cash Incentive Bonuses as a Percentage of Base Salary for 2010

Name	Minimum Threshold Not Met	Threshold	Target	Maximum
Brent J. Smolik	0%	45%	90%	202.50%
Dane E. Whitehead	0%	30%	60%	135%
John D. Jensen	0%	22.5%	45%	150%
Clayton A. Carrell	0%	22.5%	45%	150%
Marguerite N. Woung-Chapman	0%	17.5%	35%	78.75%

        The potential range of values of the annual cash incentive awards for 2010 performance for each of the named executive officers is reflected in the Grants of Plan-Based Awards table in the "Estimated Possible Payouts under Non-Equity Incentive Plan Awards" column.

        El Paso Performance.    In February 2011, El Paso's Compensation Committee reviewed El Paso's performance and the performance of its business units relative to the corporate and business unit performance goals that were established for the year. In reviewing El Paso's performance relative to the corporate financial goals, El Paso's Compensation Committee excluded the impacts of certain items under pre-approved adjustment categories, including: commodity price fluctuations in the exploration and production business unit, which resulted in an unfavorable adjustment to EBITDA and outstanding debt (net of cash), costs related to debt repurchases, unbudgeted gains on asset sales activity, including the sale of El Paso's pipeline assets in Mexico and the sale of a 50 percent interest in El Paso's Altamont processing assets in connection with the formation of El Paso's new midstream joint venture, and actions taken to resolve legacy issues. El Paso's Compensation Committee determined that these items were not related to the ongoing operation of El Paso in a manner consistent with the way the performance goals and ranges were set for compensation-related purposes and collectively these adjustments reduced the actual year end results used in calculating annual incentives. Based on these adjustments, El Paso's Compensation Committee determined that El Paso achieved the following adjusted results:

  •
  earnings per share of $0.95, which is above the target goal of $0.83;

  •
  EBITDA of $3,070 million, which is above the target goal of $2,960 million;

  •
  return on total capital of 7.8%, which is above the target percentage of 7.5%; and

  •
  outstanding debt (net of cash) of $13,549 million, which was approximately $551 million lower than the maximum target (with the maximum target representing the lowest amount in the range of 2010 debt goals).

        Based on the achievement of the performance goals, El Paso's Compensation Committee approved a corporate funding level of 125% for cash incentive awards. El Paso's Compensation Committee reached this determination by assigning each corporate financial goal an achievement percentage (from 0%-150%), in accordance with the Funding of the Annual Incentive Bonus Pool chart set forth above. The committee then combined the achievement of each of the corporate financial goals into a single weighted average corporate achievement level based on the weightings of the designated goals. El Paso's Compensation Committee then reduced the corporate achievement level by 5% to reflect overall non-financial goal performance. This collectively resulted in the approval by El Paso's Compensation Committee of the corporate funding level set forth above.

        In addition, El Paso's Compensation Committee determined that our exploration and production business unit achieved its respective financial goals and many of its non-financial goals with a funding level of 130%.

        2010 Annual Incentives.    Based on the policies described above, El Paso's Compensation Committee approved annual incentive bonuses for 2010 performance for Messrs. Smolik and Whitehead, and El Paso management approved annual incentive bonuses for 2010 performance for Messrs. Jensen and Carrell and Ms. Woung-Chapman in accordance with the funding levels set forth above and the individual performance and contributions of each named executive officer.

Annual Cash Incentives
for 2010 Performance

Name	Actual Incentive Award ($)(1)
Brent J. Smolik	1,000,000
Dane E. Whitehead	400,000
John D. Jensen	237,000
Clayton A. Carrell	231,400
Marguerite N. Woung-Chapman	142,000

(1)
Cash incentive awards for 2010 performance were paid in March 2011.

Long-Term Incentive Awards

        El Paso uses its stockholder approved 2005 Omnibus Incentive Compensation Plan, or omnibus plan, for long-term incentive awards. Under the omnibus plan, El Paso's Compensation Committee is the plan administrator with respect to El Paso employees subject to Section 162(m) of the Internal Revenue Code and Section 16 of the Exchange Act, which includes Messrs. Smolik and Whitehead. A senior management committee acts as the plan administrator for non-Section 16 officers, which would include Messrs. Jensen and Carrell and Ms. Woung-Chapman.

        El Paso's annual equity grants are made after the financial results are available for the prior fiscal year. El Paso's standard practice is to select the first trading day of the quarter following the filing of El Paso's Annual Report on Form 10-K as the grant date for long-term incentive awards, which historically has been the first trading day of April. Stock options are granted with an exercise price based upon the average between the high and low selling prices at which our common stock traded on the grant date.

        As described earlier, annual long-term incentives are comprised of an approximate 50/50 combination of stock options and restricted stock. Options are granted at target levels and are not adjusted for company or individual performance. Restricted stock awards are performance-granted and are adjusted at the time of grant for both company and individual performance, as described below. The target equity opportunities for the 2009 performance year and for the 2010 performance year, including both the option and restricted stock components are included below. These target long-term equity opportunities were derived from peer group and competitive survey benchmarking data and from judgment of El Paso's Compensation Committee and management on the internal equity of the positions and scope of job responsibilities. As noted below, no adjustments were made to targets for the 2010 performance year, with the exceptions of the targets for Messrs. Jensen and Carrell, which targets were adjusted by El Paso's management in connection with their appointments during 2010 to the positions of Senior Vice President.

Target Long-Term Equity Opportunities

Name	2009 Performance Year Target Equity Opportunity ($)(1)	2010 Performance Year Target Equity Opportunity ($)(1)
Brent J. Smolik	1,250,000	1,250,000
Dane E. Whitehead	405,000	405,000
John D. Jensen	235,000	405,000
Clayton A. Carrell	235,000	405,000
Marguerite N. Woung-Chapman	235,000	235,000

(1)
El Paso uses a Black-Scholes valuation to convert the dollar value of the grant into options, and El Paso uses a ten day average of the closing sales price of El Paso's stock in advance of the committee meeting at which the equity awards are approved, which meeting is set pursuant to a pre-established corporate calendar, to convert the dollar value of the grant into restricted stock.

        El Paso's restricted stock awards are performance-granted and will only be granted to the extent specific performance goals are satisfied. Once granted, the shares time vest over three years. The performance goals approved by El Paso's Compensation Committee for purposes of determining the number of restricted stock awards granted to our named executive officers include (i) El Paso's annual corporate financial goals (weighted at 50%) and (ii) El Paso's one-year relative TSR compared to its peer group of companies (weighted at 50%).

        The portion of the restricted stock pool that is funded based on El Paso's TSR compared to its peer group of companies is determined as follows:

Funding of Restricted Stock
Based on Total Shareholder Return

Total Shareholder Return	Equity Pool Funding (% of target)
1st Quartile (75th to 100th percentile)	Funded at 150%
2nd Quartile (50th to 74th percentile)	Funded from 100% to 150% based on actual TSR results
3rd & 4th Quartile (0 to 49th percentile)	Funded from 0% to 100%(1)

(1)
If El Paso's TSR is below the 50th percentile (i.e., third or fourth quartile), at least one of the pre-established corporate or business unit financial or non-financial performance goals must be achieved before any restricted stock grants will be awarded.

        The funding percentage based on TSR results is then averaged with the corporate funding percentage approved by El Paso's Compensation Committee relating to the achievement of El Paso's annual corporate financial goals to determine the appropriate funding percentage for restricted stock awards. The individual performance factor assigned to each officer is then used to adjust each executive officer's actual restricted stock award.

Annual Grant based on 2009 Performance

        In February 2010, El Paso's Compensation Committee approved the funding level of the 2010 annual grant of long-term incentive awards based on 2009 performance. These long-term incentive awards were granted to our named executive officers on April 1, 2010. During 2009, El Paso achieved above-target performance on its overall corporate financial performance goals, resulting in the funding of one-half of the restricted stock equity pool at 140%. However, during 2009, El Paso's TSR relative to El Paso's peer group of companies was in the 3rd quartile (27th percentile), and due to this lower quartile performance, El Paso's Compensation Committee determined that the funding of one-half of the restricted stock pool based on TSR results should only be at 27% for Messrs. Smolik and Whitehead, and El Paso's management determined that the funding of one-half of the restricted pool based on TSR results should be at 54% for the remaining employee population, which included Messrs. Jensen and Carrell and Ms. Woung-Chapman. Accordingly, the restricted stock grants that were granted in April 2010 were funded at 83.5% of overall target (50% × [140% based on corporate financial performance + 27% based on TSR performance] = 83.5%) for Messrs. Smolik and Whitehead, and at 97% of overall target (50% × [140% based on corporate financial performance + 54% based on TSR performance] = 97%) for the remaining named executive officers, and in each case were adjusted for individual performance. Stock options were granted at target and were not adjusted for corporate or individual performance. The restricted stock and stock options vest in three equal annual installments beginning one year from the date of grant.

        The number of shares and grant date fair value of the restricted stock and stock options awarded in April 2010 to each named executive officer is reflected in the "Grants of Plan-Based Awards" table.

Annual Grant based on 2010 Performance

        In February 2011, El Paso's Compensation Committee approved the funding level of the 2011 annual grant of long-term incentive awards based on 2010 performance. These long-term incentive awards were granted to the named executive officers on April 1, 2011. During 2010, El Paso achieved above-target performance on its overall corporate financial performance goals, resulting in the funding of one-half of the restricted stock pool at 125%. In addition, during 2010 El Paso's TSR relative to El Paso's peer group of companies was in the top quartile (87th percentile), resulting in the funding of one-half of the restricted stock portion of the equity pool at 150%. Accordingly, the restricted stock grants that were granted to the named executive officers in April 2011 based upon 2010 performance were funded at 137.5% of overall target (50% × [125% based on corporate financial performance + 150% based on TSR performance] = 137.5%), with the value of each named executive officer's individual grant adjusted for individual performance, as described above. Stock options were granted at target and were not adjusted for corporate or individual performance. The restricted stock and stock options vest in three equal annual installments beginning one year from the date of grant.

        The number of shares of restricted stock and stock options that were awarded in April 2011 to each named executive officer based on 2010 performance are set forth in the table below.

Annual Grant of
Long-Term Incentive Awards
Based on 2010 Performance

Name	Stock Options (#)	Restricted Stock (#)
Brent J. Smolik	108,507	66,828
Dane E. Whitehead	35,156	22,853
John D. Jensen	35,156	20,776
Clayton A. Carrell	35,156	20,776
Marguerite N. Woung-Chapman	20,399	13,850

2011 Performance Shares

        During 2010, El Paso's Compensation Committee reviewed El Paso's compensation program design with an emphasis on ensuring that El Paso's long-term incentives are directly tied to long-term performance and the creation of stockholder value. As part of this review, El Paso's Compensation Committee considered incorporating into El Paso's equity program multi-year performance measures as well as performance-based vesting. Based on this review and with input from Deloitte and management, in December 2010 El Paso's Compensation Committee approved certain prospective changes to El Paso's equity program that commenced with the 2011 performance year. Specifically, El Paso's Compensation Committee elected to incorporate performance shares into El Paso's equity program, along with traditional stock options and time-vested restricted stock. The performance shares were designed to vest solely on the basis of El Paso's multi-year relative TSR results. With 2011 as a transition year, the performance share grant utilized two performance periods, with half of the target grant vesting on El Paso's TSR results over a two year period (2011-2012), and half on TSR results over a three year period (2011-2013). The vesting was designed to occur in accordance with the following schedule, with the vesting percentage interpolated for TSR results between the 25th and 50th percentile and the 50th and 75th percentile.

El Paso TSR Results	Vesting

<25th percentile	0%

25th percentile	25%

50th percentile	100%

75th percentile and above	200%

Our named executive officers received their initial performance share grant in April 2011, with the number below representing the target grant issued.

2011 Performance Share Grant

Name	Performance Shares (#)
Brent J. Smolik	48,476
Dane E. Whitehead	17,313
John D. Jensen	11,668
Clayton A. Carrell	11,668
Marguerite N. Woung-Chapman	7,918

VI.   Impact of the Spin-Off on Compensation

        Executive officers of EP Energy will be treated like all other employees of EP Energy with respect to the impact of the spin-off on their benefits and compensation. For a discussion of the impact of the spin-off on employee benefits, outstanding equity-based compensation awards and other related matters, see "The Spin-Off—Stock Based Plans" and "Relationship with El Paso after the Spin-Off—Employee Matters Agreement." The spin-off is not a change-in-control and therefore will not entitle our officers to any change-in-control benefits.

Equity-Based Compensation

        Our employees, including our named executive officers, who hold vested and unvested options and restricted stock awards of El Paso will receive substitute options to purchase EP Energy common stock and substitute EP Energy restricted stock awards. The effect of the spin-off on equity-based compensation is described in more detail in "The Spin-Off—Stock Based Plans" and "Relationship with El Paso after the Spin-Off—Employee Matters Agreement."

Performance Shares

        At the effective time of the spin-off, the performance shares described above that have been granted to our named executive officers will be cancelled and replaced with restricted shares of our common stock. The restricted shares will have a value equal to the portion of such pre-spin-off performance shares which would have been vested on the distribution date based on total shareholder return measured using a Monte Carlo simulation. The restricted shares will vest no earlier than the end of the performance periods underlying the original performance share grants, subject solely to continued performance of services with us. The effect of the spin-off on El Paso performance shares is described in more detail in "The Spin-Off—Stock-Based Plans."

VII. Our Anticipated Executive Compensation Programs After the Spin-Off

Our Anticipated Compensation Programs

        We believe El Paso's executive compensation programs were effective at retaining and motivating our named executive officers and in aligning their interests with the interests of El Paso's stockholders. As described below, the executive compensation programs that will initially be adopted by us will be similar to those in place at El Paso immediately prior to the spin-off. However, after the spin-off, our Compensation Committee will continue to evaluate our compensation and benefit programs and may make adjustments as necessary to meet prevailing business needs.

Compensation Objectives

        Our executive compensation program after the spin-off will be designed to achieve the following objectives:

  •
  attract, retain and motivate the high-performing executive talent necessary at a new publicly-traded company, and

  •
  align the interests of our executive officers with both the short-term and long-term interests of our stockholders.

        Immediately following the spin-off, we expect to adopt the same components of compensation used by El Paso, consisting of base salary, annual performance-based cash bonus and long-term equity incentives.

Compensation Program Design

        We anticipate that our Compensation Committee will engage a consultant to provide consulting services on EP Energy executive compensation matters. We anticipate that the consultant will advise on matters such as an appropriate mix of compensation, program design and peer companies. Our Compensation Committee will use the information provided by the consultant to ensure each element of compensation is competitive and is designed to align with the level of performance achieved.

        In setting compensation levels, our Compensation Committee will consider company performance, individual performance and external market data. Other factors our Compensation Committee may consider include each EP Energy officer's area of responsibility, competitive pressures for that position within the industry, internal equity and experience.

Base Salary

        Our Compensation Committee will review the base salary of each of our named executive officers annually. In making base salary decisions, we anticipate that our Compensation Committee will consider factors including external benchmarking data, scope of job responsibilities, experience and individual performance.

Annual Performance-Based Cash Incentive

        Following the spin-off, we anticipate that our Compensation Committee will adopt an annual incentive program for our named executive officers similar to the El Paso bonus program described above. The EP Energy officers' annual cash bonus program will link annual bonus payments to company performance and each individual officer's performance for the year.

        Bonus Target Opportunities.    Each year, El Paso's Compensation Committee and management evaluated bonus targets for our named executive officers to ensure competitiveness. We anticipate that our Compensation Committee will undertake a similar evaluation and establish bonus targets for our executives that are competitive and incentivize superior performance.

        Performance Metrics for Annual Cash Bonus Program.    We expect that our Compensation Committee will establish company financial and non-financial performance goals each year as the primary driver in determining annual incentive bonuses for our named executive officers.

        In addition to company performance metrics, we anticipate that our Compensation Committee will also consider individual performance in determining annual cash bonus payments.

        Our Compensation Committee may also consider additional relevant factors, including the marketplace for executive talent within our industry and the competitiveness of our annual cash bonus program relative to our peers.

Long-Term Incentive Awards

        We believe that our Compensation Committee will view long-term incentive awards as a critical element in the mix of compensation. Long-term equity incentive awards will link the compensation of our officers to the market price of our common stock, and therefore align the interests of our officers to those of our stockholders.

        Before the distribution date, we will adopt the EP Energy Corporation 2011 Omnibus Incentive Plan, under which EP Energy will grant long-term incentive awards. For more information about this plan, see "EP Energy 2011 Omnibus Incentive Plan." We anticipate that our Compensation Committee will evaluate competitive practices within our industry, including long-term incentive award types and levels.

Stock Ownership Requirements and Anti-Hedging Policy

        We anticipate that our Corporate Governance Guidelines will impose stock ownership requirements on our executive officers. These stock ownership requirements are designed to reinforce the alignment of interests between our officers and stockholders. The expected stock ownership requirements are as follows:

Position	Minimum Aggregate Value
Chief Executive Officer	5 × base salary
Other Executive Officers	2 × base salary

        Each executive officer will be required to meet the ownership threshold within five years from his or her election to such position.

        In addition, we anticipate adopting a policy prohibiting executives from hedging their ownership of company stock. Under the policy, executive officers will be prohibited from holding EP Energy securities in a margin account or otherwise entering into any pledge arrangement that would permit a third party to sell the EP Energy securities without the executive's consent or knowledge. This prohibition will also apply to our non-employee directors.

Post-Employment Benefits

        Retirement Plans.    Following the separation, we will sponsor a tax-qualified defined contribution retirement plan for a broad-based group of employees. We will make matching and/or profit sharing contributions to the defined contribution plan, and individual employees, including our named executive officers, will be eligible to contribute to the defined contribution plan. We do not intend to adopt a defined benefit pension plan in connection with the spin-off. See "Relationship With El Paso After The Spin-Off—Employee Matters Agreement" for a description of the treatment of El Paso's pension plan in connection with the spin-off.

        In addition, we expect to adopt an unfunded nonqualified excess benefit plan that mirrors El Paso's current Supplemental Benefits Plan. The plan will be non-contributory and will provide our officers with benefits in excess of amounts payable under our defined contribution plan due to Internal Revenue Code limitations. Distributions from the nonqualified plan will be made following termination or retirement in the form of a lump sum and will comply with Section 409A of the Internal Revenue Code.

        Severance.    Following the separation, we will establish a severance plan available to all employees which provides benefits following an involuntary termination without cause. The maximum payout will be 1 times annual salary.

        Change-in-Control Termination.    We anticipate that we will also adopt a change-in-control severance plan for key executives which mirrors El Paso's Key Executive Severance Protection Plan. The plan would provide for the payment of severance benefits only in the event of a participant's involuntary termination of employment or termination for good reason within two years following a change in control. Benefits will include 3 times annual salary and target bonus for the CEO and 2 times annual salary and target bonus for other named executive officers. Tax gross-ups will not be provided.

        Other Benefits.    We anticipate that our officers will be offered limited perquisites, similar to the El Paso perquisites described above.

Compensation Committee of Our Board of Directors

        The compensation committee of our board of directors will be charged with overseeing and approving all compensation for our executive officers. Our compensation committee will be comprised solely of non-employee directors.

Summary Compensation Table

        The following table and the narrative text that follows it provide a summary of the compensation earned or paid to our named executive officers during 2010 according to applicable SEC regulations. All of the information included in this table reflects compensation earned by the individuals for service with El Paso. We were not a reporting company under the Exchange Act for 2008 and 2009. Therefore, pursuant to the executive compensation rules adopted by the SEC, only the compensation of Mr. Smolik is shown for prior years when he was a named executive officer of El Paso. All references in the following tables to stock relate to awards of stock granted by El Paso. Such amounts do not necessarily reflect the compensation such persons will receive following the spin-off, which could be higher or lower, because historical compensation was determined by El Paso and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)(4)	All Other Compensation ($)(5)	Total ($)
Brent J. Smolik	2010	576,636	—	722,650	666,883	1,000,000	118,356	72,049	3,156,574
President &	2009	566,520	—	385,023	502,351	1,000,000	57,136	34,724	2,545,754
Chief Executive Officer	2008	562,392	—	667,799	622,000	172,500	46,011	26,950	2,097,652
Dane E. Whitehead	2010	391,764	—	348,550	292,826	400,000	56,596	41,779	1,531,515
Senior Vice President &
Chief Financial Officer
John D. Jensen	2010	321,914	—	246,507	216,070	237,000	36,751	25,622	1,083,864
Senior Vice President
Operations Services
Clayton A. Carrell	2010	321,869	—	246,507	216,070	231,400	37,239	25,703	1,078,788
Senior Vice President &
Chief Operating Officer
Marguerite N. Woung-Chapman	2010	273,993	—	155,235	125,374	142,000	59,879	38,159	794,640
Vice President, General
Counsel & Corporate
Secretary

(1)
Amounts in this column reflect the aggregate grant date fair value of stock awards or option awards, as applicable, granted to each named executive officer under El Paso's 2005 Omnibus Incentive Compensation Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation—Stock Compensation" ("FASB ASC Topic 718").

(2)
The amount in this column for 2010 reflects each named executive officer's annual cash incentive bonus earned for 2010 performance under El Paso's annual incentive plan. Amounts for 2010 were paid to the named executive officers in March 2011. See the discussion under "Annual Cash Incentive Awards for 2010 Performance" in the Compensation Discussion and Analysis for additional information.

(3)
The amount in this column for 2010 reflects the annual change in the actuarial present value of each named executive officer's accumulated pension benefits under El Paso's pension and supplemental pension plans. The change in pension value is generally equal to the difference between the actuarial present value at the end of the year and the beginning of the year. The annual change in the actuarial present value of Messrs. Smolik's, Whitehead's, Jensen's, and Carrell's and Ms. Woung-Chapman's accumulated pension and supplemental pension benefits for 2010 is $117,938, $56,421, $36,699, $37,172 and $59,572, respectively.

(4)
The amount in this column for 2010 also reflects above-market interest credited to our named executive officers' El Paso supplemental Retirement Savings Plan account balances under El Paso's supplemental benefits plan. During 2010, interest was credited to the balance of each executive officer's supplemental Retirement Savings Plan account balance on a monthly basis at a rate equal to the average of Moody's Seasoned Aaa Corporate Bond Rate and Moody's Seasoned Baa Corporate Bond Rate, as published by Moody's Investors Services, Inc. It was determined that the rate of interest exceeded 120 percent of the applicable federal long-term rate for each month during 2010. The total amount of the above-market interest credited to Messrs. Smolik's, Whitehead's, Jensen's, and Carrell's and Ms. Woung-Chapman's supplemental Retirement Savings Plan account balance during 2010 was $418, $175, $52, $67 and $307, respectively.

(5)
The compensation reflected in the "All Other Compensation" column for 2010 for each of our named executive officers includes company matching contributions to El Paso's Retirement Savings Plan, supplemental company matching contributions accrued under El Paso's 2005 Supplemental Benefits Plan, annual executive physicals, financial planning assistance and limited tax reimbursements, which are listed in the table immediately below.

All Other Compensation included in the Summary Compensation Table for 2010

Name	Company Matching Contributions to the Retirement Savings Plan ($)	Supplemental Company Matching Contributions under the 2005 Supplemental Benefits Plan ($)(A)	Annual Executive Physicals ($)(B)	Financial Planning ($)(C)	Total ($)
Brent J. Smolik	11,025	59,924	1,100	—	72,049
Dane E. Whitehead	11,025	20,104	1,150	9,500	41,779
John D. Jensen	11,025	13,597	1,000	—	25,622
Clayton A. Carrell	11,025	13,528	1,150	—	25,703
Marguerite N. Woung-Chapman	22,050	16,109	—	—	38,159

(A)
The compensation reflected in this column for each of our named executive officers for 2010 includes supplemental company matching contributions which were accrued under El Paso's 2005 Supplemental Benefits Plan.

(B)
The amounts in this column for 2010 reflect the cost to El Paso for executive officer annual physicals.

(C)
The amounts in this column for 2010 reflect the cost to El Paso for financial and tax planning assistance. This amount is imputed as income and no tax-gross up is provided.

 Grants of Plan-Based Awards Table

        The following table provides additional information about stock awards and non-equity plan awards granted by El Paso to our named executive officers during the year ended December 31, 2010. See "The Spin-Off—Stock-Based Plans" for a description of how stock awards will be treated in connection with the spin-off.

Grants of Plan-Based Awards
During the Year Ended December 31, 2010

							All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)			Grant Date Fair Value of Stock and Option Awards ($)(6)
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)						Exercise or Base Price of Option Awards ($/Sh)(4)	Closing Market Price of Underlying Securities on Grant Date ($/Sh)(5)
		Date of Compensation Committee Action
Name	Grant Date		Threshold Not Met ($)	Threshold ($)	Target ($)	Maximum ($)
Brent J. Smolik
Short-Term Incentive	N/A	N/A	—	261,004	522,007	1,174,516
Stock Options	4/1/2010	2/23/2010						147,059	11.07	11.18	666,883
Restricted Stock	4/1/2010	2/23/2010					65,280				722,650
Dane E. Whitehead
Short-Term Incentive	N/A	N/A	—	117,529	235,058	528,881
Stock Options	4/1/2010	2/23/2010						64,573	11.07	11.18	292,826
Restricted Stock	4/1/2010	2/23/2010					31,486				348,550
John D. Jensen
Short-Term Incentive	N/A	N/A	—	73,432	146,864	489,546
Stock Options	4/1/2010	2/23/2010						47,647	11.07	11.18	216,070
Restricted Stock	4/1/2010	2/23/2010					22,268				246,507
Clayton A. Carrell
Short-Term Incentive	N/A	N/A	—	73,421	146,842	489,474
Stock Options	4/1/2010	2/23/2010						47,647	11.07	11.18	216,070
Restricted Stock	4/1/2010	2/23/2010					22,268				246,507
Marguerite N. Woung-Chapman
Short-Term Incentive	N/A	N/A	—	48,649	97,297	218,919
Stock Options	4/1/2010	2/23/2010						27,647	11.07	11.18	125,374
Restricted Stock	4/1/2010	2/23/2010					14,023				155,235

(1)
These columns show the potential value of the payout of the annual cash incentive bonuses by El Paso for 2010 performance for each named executive officer if the threshold, target and maximum performance levels are achieved. The potential payout is performance-based and driven by company and individual performance. The actual amount of the annual cash incentive bonuses paid by El Paso for 2010 performance is shown in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(2)
This column shows the number of shares of El Paso restricted stock granted in 2010 to the named executive officers. The shares vest in three equal annual installments beginning one year from the date of grant.

(3)
This column shows the number of El Paso stock options granted in 2010 to the named executive officers. The stock options vest in three equal annual installments beginning one year from the date of grant.

(4)
This column shows the exercise price for the El Paso stock options granted during 2010, which was the average between the high and low selling prices at which El Paso's common stock traded on the date of grant.

(5)
This column shows the closing market price of a share of El Paso's common stock on the date of grant of the stock options.

(6)
This column shows the grant date fair value of El Paso restricted stock computed in accordance with FASB ASC Topic 718 and the grant date fair value of El Paso stock options computed in accordance with FASB ASC Topic 718 granted to the named executive officers during 2010. Generally, the grant date fair value is the amount expensed in El Paso's financial statements over the vesting schedule of the restricted stock and stock options.

        The following is a description of material factors necessary to understand the information regarding the stock awards and option awards reflected in the Grants of Plan-Based Awards table. The awards reflected in the Grants of Plan-Based Awards table are shares of El Paso restricted stock and non-qualified stock options to purchase shares of El Paso's common stock which were approved by El Paso's Compensation Committee and granted to the named executive officers on April 1, 2010. The equity awards were granted under El Paso's 2005 Omnibus Incentive Compensation Plan. The stock options and restricted stock awards approved on February 23, 2010 and granted on April 1, 2010 were made as part of El Paso's 2010 annual grant of long-term incentive awards based on 2009 performance. See "Compensation Discussion and Analysis—Annual Grant based on 2009 Performance" for additional information on these grants. The grant date fair value per share for the restricted stock awards granted on April 1, 2010 was $11.07. The grant date fair value per option for the stock options granted on April 1, 2010 was $4.53, computed using a Black-Scholes option-pricing model based on several assumptions. These assumptions are based on El Paso's best estimate at the time of grant and are listed below, as follows:

Grant Date 04/01/2010
Expected Term in Years	6.0
Expected Volatility	40%
Expected Dividends	0.5%
Risk-Free Interest Rate	2.95%

        Restricted stock carries voting and dividend rights.    The amount of dividends received during 2010 on shares of El Paso's unvested restricted stock granted to our named executive officers is factored into the grant date fair value per share and is not required to be included in the Summary Compensation Table or Grants of Plan-Based Awards table but is reflected in the table below.

Name	Dividends Received during 2010 on Restricted Stock ($)
Brent J. Smolik	4,627
Dane E. Whitehead	1,819
John D. Jensen	1,066
Clayton A. Carrell	1,278
Marguerite N. Woung-Chapman	931

Employment Agreements

        As indicated in the Compensation Discussion and Analysis, neither we nor El Paso have employment agreements with our named executive officers.

 Outstanding Equity Awards Table

        The following table summarizes the equity awards El Paso has made to our named executive officers which were outstanding as of December 31, 2010. The table also provides the exercise price and date of expiration of each unexercised stock option.

Outstanding Equity Awards
at December 31, 2010

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)					Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
				Option Exercise Price ($)(1)
					Option Expiration Date
Name	Exercisable	Unexercisable
Brent J. Smolik	106,112	—		14.580	4/02/2017	13,325	(6)	183,352
	72,213	36,106	(3)	16.705	4/01/2018	26,106	(7)	359,219
	58,032	116,063	(4)	6.335	4/01/2019	21,617	(8)	297,450
	—	147,059	(5)	11.070	4/01/2020	65,280	(9)	898,253
Dane E. Whitehead	30,134	—		13.100	5/1/2016	4,278	(6)	58,865
	34,380	—		14.580	4/2/2017	15,538	(7)	213,803
	23,397	11,698	(3)	16.705	4/1/2018	31,486	(9)	433,247
	18,803	37,604	(4)	6.335	4/1/2019
	—	64,573	(5)	11.070	4/1/2020
John D. Jensen	8,260	—		15.340	4/16/2017	2,277	(6)	31,332
	13,576	6,788	(3)	16.705	4/1/2018	9,064	(7)	124,721
	—	21,820	(4)	6.335	4/1/2019	22,268	(9)	306,408
	—	47,647	(5)	11.070	4/1/2020
Clayton A. Carrell	70,323	—		13.920	3/12/2017	1,017	(10)	13,994
	6,006	3,003		16.390	3/3/2018	3,296	(6)	45,353
	13,576	6,788	(3)	16.705	4/1/2018	6,892	(7)	94,834
	10,910	21,820	(4)	6.335	4/1/2019	22,268	(9)	306,408
	—	47,647	(5)	11.070	4/1/2020
Marguerite N. Woung-Chapman	20,000	—		62.975	1/29/2011	2,755	(6)	37,909
	2,000	—		62.975	1/29/2011	8,354	(7)	114,951
	20,000	—		46.275	8/13/2011	14,023	(9)	192,956
	3,454	—		10.685	4/1/2015
	2,634	—		12.155	4/3/2016
	12,097	—		14.580	4/2/2017
	2,865	—		14.970	5/1/2017
	13,576	6,788	(3)	16.705	4/1/2018
	10,910	21,820	(4)	6.335	4/1/2019
	—	27,647	(5)	11.070	4/1/2020

(1)
The average between the high and low selling prices at which El Paso's common stock traded on the grant date is used as the exercise price (or strike price) for stock options. No cash is realized until the shares received upon exercise of an option are sold.

(2)
The values represented in this column have been calculated by multiplying $13.76, the closing price of El Paso's common stock on December 31, 2010 by the number of shares of stock.

(3)
These are stock options that were granted as part of El Paso's 2008 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting date on April 1, 2011.

(4)
These are stock options that were granted as part of El Paso's 2009 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting dates on April 1, 2011 and April 1, 2012.

(5)
These are stock options that were granted as part of El Paso's 2010 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with vesting dates on April 1, 2011, April 1, 2012 and April 1, 2013.

(6)
These are shares of restricted stock that were granted as part of El Paso's 2008 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting date on April 1, 2011.

(7)
These are shares of restricted stock that were granted as part of El Paso's 2009 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting dates on April 1, 2011 and April 1, 2012.

(8)
These are shares of restricted stock that El Paso's Compensation Committee awarded as part of the 2008 performance bonus in lieu of cash and cliff-vest three years from the date of grant, with the vesting date on April 1, 2012.

(9)
These are shares of restricted stock that were granted as part of El Paso's 2010 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with vesting dates on April 1, 2011, April 1, 2012 and April 1, 2013.

(10)
These shares of restricted stock vested on March 3, 2011.

Option Exercises and Stock Vested Table

        The following table sets forth information concerning El Paso stock option exercises and vesting of El Paso restricted stock during 2010 for each of our named executive officers. In satisfaction of applicable SEC regulations, the number of securities for which stock options were exercised (if any) and the aggregate dollar value realized upon the exercise of such stock options is reflected in this table. The number of shares of restricted stock that have vested and the aggregate dollar value realized upon the vesting of such restricted stock is also reflected.

Option Exercises and Stock Vested
During Fiscal Year 2010

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Brent J. Smolik	—	—	43,959	486,626
Dane E. Whitehead	—	—	19,849	219,728
John D. Jensen	10,910	59,078	8,358	92,693
Clayton A. Carrell	—	—	19,732	222,542
Marguerite N. Woung-Chapman	—	—	10,285	114,418

(1)
The values represented in this column for El Paso restricted stock have been calculated by multiplying the per share fair market value of the underlying shares on the vesting date by the number of shares of restricted stock that vested.

 Pension Benefits Table

        The following table sets forth information with respect to the pension benefits of each of the named executive officers under El Paso's qualified and nonqualified pension plans. El Paso sponsors a qualified Pension Plan and supplemental benefits plans in which the named executive officers participate. In satisfaction of applicable SEC regulations, this table provides the number of years of service credited to the named executive officers, the actuarial present value of the named executive officers' accumulated benefits at the earliest unreduced retirement age and the dollar amount of benefits paid, if any, to a named executive officer under each of the plans during 2010. No pension benefits were paid to the named executive officers during 2010.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Brent J. Smolik	Pension Plan	4	59,923	—
	Supplemental Benefits Plan	0	—	—
	2005 Supplemental Benefits Plan	4	199,731	—
Dane E. Whitehead	Pension Plan	5	66,753	—
	Supplemental Benefits Plan	0	—	—
	2005 Supplemental Benefits Plan	5	84,034	—
John D. Jensen	Pension Plan	4	48,155	—
	Supplemental Benefits Plan	0	—	—
	2005 Supplemental Benefits Plan	4	30,451	—
Clayton A. Carrell	Pension Plan	4	49,402	—
	Supplemental Benefits Plan	0	—	—
	2005 Supplemental Benefits Plan	4	39,757	—
Marguerite N. Woung-Chapman	Pension Plan	14	197,654	—
	Supplemental Benefits Plan	8	10,240	—
	2005 Supplemental Benefits Plan	6	48,130	—

(1)
The present value of the named executive officers' accumulated pension benefits in this column reflects a 5.01 percent discount rate and December 31, 2010 measurement date. The calculations reflect an age 65 commencement date.

        The following is a description of material factors necessary to understand the information disclosed above in the Pension Benefits table for each of the named executive officers. Effective January 1, 1997, El Paso amended its qualified Pension Plan to provide pension benefits under a cash balance plan formula that defines participants' accrued benefits in terms of a notional cash account balance. Eligible El Paso employees become participants in the Pension Plan immediately upon employment and are fully vested in their benefits upon the earliest of the completion of three years of service or attainment of age 65. At the end of each calendar quarter, participant cash account balances are increased by an interest credit based on the 5-Year U.S. Treasury constant maturity yield, subject to a minimum interest credit of 4 percent per year, plus a pay credit equal to a percentage of salary and bonus. The pay credit percentage is based on the sum of age plus service at the end of the prior calendar year according to the following schedule:

Age Plus Service	Pay Credit Percentage
Less than 35	4%
35 to 49	5%
50 to 64	6%
65 and over	7%

        Amounts in the Pension Benefits table reported as the actuarial present value of each named executive officer's accumulated benefits are calculated as of December 31, 2010 using the same assumptions that are used for El Paso's pension liability disclosure in Note 13 to El Paso's financial statements included in its 2010 Annual Report on Form 10-K filed with the SEC on March 1, 2011. However, the amounts in the Pension Benefits table assume no pre-retirement decrements (i.e., that the named executive officers work and survive to retirement age) and reflect an age 65 commencement date.

        Under El Paso's qualified Pension Plan and applicable Code provisions, compensation in excess of $245,000 cannot be taken into account and the maximum payable benefit in 2010 was $195,000. For 2010, any excess benefits otherwise accruing under the Pension Plan were payable under El Paso's 2005 Supplemental Benefits Plan which was adopted effective January 1, 2005 in connection with the implementation of Section 409A of the Code. The 2005 Supplemental Benefits Plan replaced El Paso's prior Supplemental Benefits Plan for benefits accruing after 2004. The benefits that accrue under the 2005 Supplemental Benefits Plan are supplemental benefits for officers and key management employees (including all of the named executive officers) who could not be paid under El Paso's Pension Plan and/or Retirement Savings Plan due to certain Code limitations. The supplemental pension benefits under El Paso's 2005 Supplemental Benefits Plan, when combined with the supplemental pension benefits the executive is entitled to receive under the prior Supplemental Benefits Plan and the amounts a participant is entitled to receive under El Paso's qualified Pension Plan, will be the actuarial equivalent of the Pension Plan's benefit formula had the limitations of the Code not been applied. See the "Nonqualified Deferred Compensation" table below for additional information regarding our named executive officers' supplemental Retirement Savings Plan benefits. The management committee of the plans designates who may participate and also administers the plan. In the event of a change in control of El Paso or in the event of a participant's death, supplemental pension benefits become fully vested and nonforfeitable.

        We are not required under the terms of the Employee Matters Agreement with El Paso to adopt a new defined benefit pension plan for our employees, and we do not intend to do so. In connection with the separation, the El Paso Pension Plan, including assets to fund the Pension Plan's liabilities which are held in the El Paso master pension plan trust, will remain at El Paso, and our employees, including our named executive officers, will experience a termination event and cease to accrue additional benefits under the Pension Plan. In connection with their termination of employment from El Paso, our employees will be fully vested in their accrued benefits under the El Paso Pension Plan and will be eligible to receive distributions of benefits from the Pension Plan, which may be "rolled over" into our new 401(k) plan or into another tax-qualified arrangement (for example, an individual retirement account) at the election of the employee. See "Relationship with El Paso after the Spin-Off—Employee Matters Agreement" for additional information.

Nonqualified Defined Contribution and
Other Nonqualified Deferred Compensation Plans

        The following table sets forth information with respect to nonqualified defined contribution plans sponsored by El Paso for each of the named executive officers as of December 31, 2010. El Paso sponsors a supplemental benefits plan that provides for the crediting of matching contributions that could not be paid under El Paso's Retirement Savings Plan due to Code limitations. El Paso does not sponsor a traditional nonqualified deferred compensation plan that provides for deferrals of base salary and bonuses for executive officers. None of the named executive officers had withdrawals or distributions of supplemental Retirement Savings Plan benefits during 2010.

Nonqualified Deferred Compensation
as of December 31, 2010

Name	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Balance at Last Fiscal Year End ($)(3)
Brent J. Smolik	59,924	2,763	115,723
Dane E. Whitehead	20,104	1,157	43,974
John D. Jensen	13,597	339	20,957
Clayton A. Carrell	13,528	444	22,865
Marguerite N. Woung-Chapman	16,109	2,044	55,534

(1)
The amounts in this column are reported as compensation to the named executive officers in the Summary Compensation Table in the "All Other Compensation" column as supplemental company matching contributions for El Paso's Retirement Savings Plan which were accrued under El Paso's 2005 Supplemental Benefits Plan. See footnote 5 to the Summary Compensation Table.

(2)
Of the amounts in this column, $418 for Mr. Smolik, $175 for Mr. Whitehead, $52 for Mr. Jensen, $67 for Mr. Carrell and $307 for Ms. Woung-Chapman are reported as compensation in the Summary Compensation Table in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column. See footnote 4 to the Summary Compensation Table.

(3)
Of the totals in this column, $59,924 for Mr. Smolik, $20,104 for Mr. Whitehead, $13,597 for Mr. Jensen, $13,528 for Mr. Carrell and $16,109 for Ms. Woung-Chapman, were reported as compensation in the Summary Compensation Table included in this information statement.

        The following is a description of material factors necessary to understand the information disclosed above in the Nonqualified Deferred Compensation table for each of the named executive officers. The registrant's contributions reflected in this table include supplemental company matching contributions for the Retirement Savings Plan which are accrued under El Paso's supplemental benefits plans. The supplemental Retirement Savings Plan benefits are excess benefits in the form of company matching contributions that cannot be made under El Paso's Retirement Savings Plan due to Code limitations. During 2010, these excess benefits were credited by El Paso to each executive's supplemental Retirement Savings Plan account balance under El Paso's 2005 Supplemental Benefits Plan. The plan administrator determines the rate of interest, if any, periodically attributable to the balance of each supplemental Retirement Savings Plan account. For 2010, interest was credited to the balance of each executive's supplemental Retirement Savings Plan account balance on a monthly basis at a rate equal to the average of Moody's Seasoned Aaa Corporate Bond Rate and Moody's Seasoned Baa Corporate Bond Rate, as published by Moody's Investors Services, Inc.

Potential Payments upon Termination or Change in Control

        The following tables reflect the incremental value of compensation and benefits each named executive officer would receive in the event of an involuntary termination without cause, retirement, death, disability, termination with cause and a change in control of El Paso relative to a voluntary termination of employment by the executive. All amounts are based upon amounts payable in the event the termination event occurred as of December 31, 2010, and thus include amounts earned through such time. All amounts are estimates of the amounts which would have been paid to the executive officers upon their termination. The actual amounts to be paid can only be determined at the time of such executive officer's termination.

Potential Payments upon Termination or Change in Control
Assuming Termination Event Occurs
on December 31, 2010

Payments made upon Voluntary Termination

        The following table reflects the total value of payments the named executive officers would receive in the event of a voluntary termination. In the event a named executive officer voluntarily terminates his or her employment, the executive officer is entitled to his or her vested benefits under El Paso's Pension Plan and Retirement Savings Plan (including supplemental benefits). Under El Paso's equity compensation plan, unvested restricted stock and stock options are forfeited in the event of a voluntary termination. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three months.

Payments made upon Voluntary Termination

Name	Pension Benefits ($)(1)(2)	Supplemental Pension Benefits ($)(2)	Retirement Savings Plan Benefits ($)	Supplemental Retirement Savings Plan Benefits ($)	Equity Awards ($)	Total ($)
Brent J. Smolik	59,280	197,590	219,291	115,723	430,888	1,022,772
Dane E. Whitehead	65,792	82,824	118,624	43,974	159,501	470,715
John D. Jensen	47,182	29,836	140,643	20,957	—	238,618
Clayton A. Carrell	48,581	39,096	128,024	22,865	81,007	319,573
Marguerite N. Woung-Chapman	195,645	57,776	385,147	55,534	95,855	789,957

Total						2,841,635

(1)
The amounts in this column reflect a lump sum payment.

(2)
The amounts in these columns may differ from the amounts in the Pension Benefits table due to several factors, including the use of different assumptions and the timing of commencement of payment.

Incremental Payments made upon Involuntary Termination without Cause

        The following table reflects the incremental value of enhanced benefits the named executive officers would receive in the event of an involuntary termination without cause above the compensation and benefits that the executive officer would be entitled to as a result of a voluntary termination, which include a severance payment, continued medical benefits and the value of restricted stock that vests on a pro-rata basis. El Paso sponsors a Severance Pay Plan that provides benefits to the named executive officers following an involuntary termination without cause. The Severance Pay Plan is a broad-based employee plan providing severance benefits following a "qualifying termination" for all of El Paso's salaried employees and employees of certain of its subsidiaries, including our named executive officers. A "qualifying termination" is (1) a termination upon the elimination of the participant's position, or (2) a termination as a result of a reduction in force. The amount of severance pay is based on the individual's years of service and his or her compensation level. The maximum amount of severance pay is 1 times the participant's annual base salary. Severance pay is paid in a lump sum as soon as administratively practicable following termination. Participants are also entitled to receive continued medical and dental coverage by El Paso for a period of three months following termination. Under El Paso's equity compensation plans, restricted stock vests on a pro-rata basis and unvested stock options are forfeited in the event of an involuntary termination without cause. Unless they expire by their own terms, vested El Paso stock options may be exercised for a period of one year.

Incremental Payments made upon Involuntary Termination without Cause

	El Paso Corporation Severance Pay Plan
Name	Severance Payment ($)	Continued Medical Benefits ($)	Equity Awards ($)(1)	Total ($)
Brent J. Smolik	580,008	3,369	661,140	1,244,517
Dane E. Whitehead	391,764	2,973	229,476	624,213
John D. Jensen	326,364	2,973	144,879	474,216
Clayton A. Carrell	326,316	2,973	155,639	484,928
Marguerite N. Woung-Chapman	277,992	1,668	118,143	397,803

Total				3,225,677

(1)
This column shows the value of shares of El Paso restricted stock that vest on a pro-rata basis in the event of an involuntary termination without cause calculated using $13.76, the closing price of El Paso's common stock on December 31, 2010.

Incremental Payments made upon Death

        The following table reflects the incremental value of enhanced benefits our named executive officers would receive in the event of death above the compensation and benefits the executive officers are entitled to as a result of a voluntary termination. El Paso sponsors a Senior Executive Survivor Benefits Plan that provides certain senior executives of El Paso with survivor benefit coverage in lieu of the coverage provided generally under El Paso's group life insurance plan. The amount of benefits provided is 2.5 times the executive officer's annual salary. Messrs. Smolik, Whitehead, Jensen and Carrell currently participate in El Paso's Senior Executive Survivor Benefits Plan. Under El Paso's equity compensation plan, outstanding stock options become fully vested and exercisable and the restriction periods applicable to shares of restricted stock immediately lapse in the event of death.

Unless stock options expire by their own terms, the executive officer's beneficiary would have one year to exercise all vested stock options.

Incremental Payments made upon Death

		Equity Awards
	Survivor Benefit Coverage/ Life Insurance ($)
Name		Stock Options ($)(1)	Restricted Stock ($)(2)	Total ($)
Brent J. Smolik	1,450,000	1,257,356	1,738,273	4,445,629
Dane E. Whitehead	979,410	452,911	705,916	2,138,237
John D. Jensen	815,910	290,184	462,460	1,568,554
Clayton A. Carrell	815,790	290,184	460,588	1,566,562
Marguerite N. Woung-Chapman	277,992	236,384	345,816	860,192

Total				10,579,174

(1)
This column shows the value of El Paso stock options that become fully vested and exercisable in the event of the death of a named executive officer calculated using $13.76, the closing price of El Paso's common stock on December 31, 2010.

(2)
This column shows the value of shares of El Paso restricted stock that become fully vested in the event of the death of a named executive officer calculated using $13.76, the closing price of El Paso's common stock on December 31, 2010.

Incremental Payments made upon Disability

        The following table reflects the incremental value of enhanced benefits our named executive officers would receive under El Paso's welfare benefits plans in the event of permanent disability above the compensation and benefits the executive officers are entitled to as a result of a voluntary termination, which include disability benefits, the value of unvested stock options that become fully vested and the value of restricted stock that vests on a pro-rata basis. The named executive officers may elect to receive the disability benefits that are generally available to all eligible employees under El Paso's subsidized health and welfare benefits plan. In the event of a named executive officer's permanent disability, disability income would be payable on a monthly basis as long as the executive officer qualifies as permanently disabled. For purposes of this table, we have assumed the executive officer is disabled for a period of one year. The restrictions on outstanding shares of restricted stock lapse on a prorated basis and all stock options become fully vested and exercisable in the event an executive officer becomes permanently disabled. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three years following permanent disability.

Incremental Payments made upon Disability

		Equity Awards
Name	Disability Income ($)(1)	Stock Options ($)(2)	Restricted Stock ($)	Total ($)
Brent J. Smolik	300,000	1,257,356	661,140	2,218,496
Dane E. Whitehead	235,058	452,911	229,476	917,445
John A. Jensen	163,182	290,184	144,879	598,245
Clayton A. Carrell	195,790	290,184	155,639	641,613
Marguerite N. Woung-Chapman	138,996	236,384	118,143	493,523

Total				4,869,322

(1)
In the event of a named executive officer's permanent disability, disability income would be payable on a monthly basis as long as the executive officer qualifies as permanently disabled. The amounts in this column assume disability income is paid to the executive officer for a period of one year.

(2)
This column shows the value of El Paso stock options that become fully vested and exercisable in the event of the disability of a named executive officer calculated using $13.76, the closing price of El Paso's common stock on December 31, 2010.

Incremental Payments made upon Termination with Cause

        In the event a named executive officer is terminated with cause, the named executive officer would not receive any benefits above the compensation and benefits he or she is entitled to as a result of a voluntary termination. In the event a named executive officer is terminated with cause, the executive officer is entitled to his or her vested benefits under El Paso's Pension Plan and Retirement Savings Plan (including supplemental benefits). The value of these benefits is shown in the voluntary termination table above. Supplemental pension and supplemental Retirement Savings Plan benefits are paid in lump sum. Under El Paso's equity compensation plans, unvested restricted stock and vested but unexercised stock options are forfeited in the event of a termination with cause.

Incremental Payments made upon a Change in Control of El Paso

        The following table reflects the incremental value of enhanced benefits the named executive officers would receive in the event of termination of employment following a change in control of El Paso above the compensation and benefits the executive officers are entitled to as a result of a voluntary termination, which include benefits under El Paso's 2004 Key Executive Severance Protection Plan and the value of stock options and restricted stock that become fully vested. The plan provides severance benefits following an involuntary/good reason termination of employment within two years of a change in control of El Paso for certain executives designated by El Paso's Board or El Paso's Compensation Committee, including all of our named executive officers, and supersedes benefits payable under El Paso's Severance Pay Plan (see "Incremental Payments made upon Involuntary Termination without Cause" above). The amount of benefits payable under the plan are dependent upon the participant's executive grade level with El Paso at the time of the termination event. With respect to our named executive officers other than Ms. Woung-Chapman and assuming a December 31, 2010 termination, the benefits of the plan include: (1) a cash severance payment in an amount equal to

2 times the executive's annual base salary and target bonus; (2) a pro-rated portion of the executive's target bonus for the year in which the termination of employment occurs; and (3) continuation of life and health insurance following termination for a period of 24 months. With respect to Ms. Woung-Chapman, the benefits of the plan include: (1) a cash severance payment in an amount equal to 1 times her annual base salary and target bonus; (2) a pro-rated portion of her target bonus for the year in which the termination of employment occurs; and (3) continuation of life and health insurance following termination for a period of 12 months. Under El Paso's equity compensation plan, in the event of an involuntary/good reason termination of employment within two years of a change in control of El Paso, the restriction periods applicable to shares of restricted stock immediately lapse and all outstanding stock options become fully vested and exercisable.

Incremental Payments made upon a Change in Control of El Paso

	2004 Key Executive Severance Protection Plan			Equity Awards
Name	Severance Payment ($)	Bonus Payment ($)	Continued Medical Benefits ($)	Stock Options ($)(1)	Restricted Stock ($)(2)	Total ($)
Brent J. Smolik	2,204,030	522,007	27,126	1,257,356	1,738,273	5,748,792
Dane E. Whitehead	1,253,645	235,058	24,193	452,911	705,916	2,671,723
John D. Jensen	946,456	146,864	24,154	290,184	462,460	1,870,118
Clayton A. Carrell	946,316	146,842	24,154	290,184	460,588	1,868,084
Marguerite N. Woung-Chapman	375,289	97,297	7,239	236,384	345,816	1,062,025

Total						13,220,742

(1)
This column shows the value of El Paso stock options that become fully vested and exercisable in the event of a change in control of El Paso calculated using $13.76, the closing price of El Paso's common stock on December 31, 2010.

(2)
This column shows the value of shares of El Paso restricted stock that become fully vested in the event of a change in control of El Paso calculated using $13.76, the closing price of El Paso's common stock on December 31, 2010.

 Compensation Policies and Practices as they Relate to Risk Management

        During 2010 El Paso's Compensation Committee, with the help of its compensation consultant Deloitte, reviewed El Paso's compensation policies and practices for all employees and determined that the compensation policies and practices, taking into account El Paso's internal controls related to compensation and the mitigating features incorporated into the compensation programs, do not encourage inappropriate risk-taking.

        Specifically, El Paso's Compensation Committee noted a number of design features of El Paso's cash incentive and equity programs that mitigate these risks, including:

  •
  total direct compensation for El Paso's executive officers is weighted in equity with defined vesting periods, which may reduce the risk of the executive officers making decisions that benefit the short-term at the expense of the company's long-term performance;

  •
  performance measures utilized in the incentive compensation arrangements for all employees have both short-and long-term performance implications, thus discouraging participants from manipulating short-term performance at the expense of long-term performance;

  •
  the design of annual incentives for all employees includes an annual cap on the amount of short-term compensation that may be earned;

  •
  each business unit's incentive plan is based on a blend of financial and non-financial performance metrics that, when combined, discourages excessive risk taking and the manipulation of performance;

  •
  financial metrics focus on growth, profitability and balance sheet improvement, while the non-financial metrics focus on operational excellence and safety;

  •
  due to the mix of financial and non-financial performance metrics, participants cannot unduly benefit by focusing on a single performance measure;

  •
  business unit goals are established using a rigorous process and are tied to the company's annual budget;

  •
  incentive plan metrics and goals are approved by El Paso's Compensation Committee in February of each year;

  •
  El Paso has a rigorous verification and review process to calculate the attainment of performance goals under each incentive plan;

  •
  El Paso has a compensation recovery policy that applies to all employees receiving annual incentive or equity awards, including our named executive officers, that allows the company to "clawback" awards if an employee knowingly engages in, or was grossly negligent to, misconduct that causes us to prepare an accounting restatement due to material noncompliance with any financial reporting requirement; and

  •
  El Paso's executive officers are subject to stock ownership requirements.

EP ENERGY 2011 OMNIBUS INCENTIVE PLAN

        We intend to adopt the 2011 Omnibus Incentive Plan of EP Energy Corporation (the "omnibus plan"), which is expected to be approved by El Paso as our sole shareholder before the spin-off. The following is a general description of the omnibus plan.

Summary of the Omnibus Plan

Purpose of the Omnibus Plan

        The purpose of the omnibus plan is to promote the interests of the company and its stockholders by enhancing the company's ability to attract and retain employees and non-employee directors through suitable recognition of their ability and experience. The omnibus plan is further intended to align the employees' and non-employee directors' interests and efforts with the long-term interests of the company's stockholders, and to provide participants with a direct incentive to achieve the company's strategic and financial goals.

Effective Date and Duration

        The omnibus plan will become effective when it is approved by El Paso Corporation as our sole shareholder before the spin-off. The plan authorizes the granting of awards for up to ten years from the plan's effective date. The omnibus plan will remain in effect, subject to the right of our Board of Directors to terminate the plan at any time, until no awards remain outstanding.

Administration of the Omnibus Plan

        The Compensation Committee of our Board of Directors is the plan administrator with respect to participants considered to be Section 16 insiders and those participants whose compensation is subject to the deductibility limits of Section 162(m). A management committee, consisting of our CEO and other senior officers delegated by the CEO, is the plan administrator with respect to all other participants.

        The plan administrator has the full power to select employees and non-employee directors to receive awards under the omnibus plan; determine the terms and conditions of awards; construe and interpret the plan and any awards granted thereunder; and, subject to certain limitations, amend the terms and conditions of outstanding awards. The plan administrator's determinations and interpretations under the omnibus plan are binding on all interested parties.

Eligibility and Participation

        Eligible participants include all employees (other than an employee who is a member of a unit covered by a collective bargaining agreement) of the company or any subsidiary, including employees who are members of our Board of Directors, as well as non-employee members of our Board of Directors and consultants, as determined by the plan administrator.

Shares Subject to the Omnibus Plan

        The omnibus plan currently authorizes the issuance of up to [                        ] shares of our common stock, including shares to be issued in connection with the spin-off.

        Any shares that are potentially deliverable under an award granted under the omnibus plan that is cancelled, forfeited, settled in cash, expires or is otherwise terminated without delivery of such shares shall not be counted as having been issued under the plan. Likewise, shares that have been issued in connection with an award of restricted stock that is canceled or forfeited prior to vesting or settled in cash, causing the shares to be returned to the company, will not be counted as having been issued under the plan.

        If shares are returned to the company in satisfaction of taxes related to restricted stock, in connection with a cash out of restricted stock (but excluding upon forfeiture of restricted stock) or in connection with the tendering of shares by a participant in satisfaction of the exercise price or taxes relating to an award, such issued shares shall not become available again for issuance under the plan. In addition, each stock appreciation right issued under the plan will be counted as one share issued under the plan without regard to the number of shares issued to the participant upon exercise of such stock appreciation right.

        In the event of a change in capitalization, as defined in the omnibus plan, the plan administrator shall make such adjustments as it determines are appropriate and equitable to (i) the maximum number and class of shares of common stock or other stock or securities with respect to which awards may be granted under the plan, (ii) the maximum number and class of shares of common stock or other stock or securities that may be issued upon exercise of stock options, (iii) the individual annual grant limits for Section 162(m), (iv) the number and class of shares of common stock or other stock or securities which are subject to outstanding awards and the option price or grant price therefor, if applicable, and (v) performance goals.

        The shares to be delivered under the omnibus plan may be made available from any combination of shares held in EP Energy's treasury or authorized but unissued shares of EP Energy's common stock.

Individual Annual Grant Limits

        For purposes of Section 162(m), (i) the maximum number of our shares with respect to which stock options or stock appreciation rights may be granted to any participant in any calendar year is 2 million shares; (ii) the maximum number of our shares of restricted stock that may be granted to any participant in any calendar year is 1 million shares; (iii) the maximum number of our shares with respect to which restricted stock units, performance shares, performance units or other stock-based awards may be granted to any participant in any calendar year is 1 million shares; and (iv) the maximum amount of other awards under the plan, including cash incentive awards, that may be paid pursuant to the omnibus plan in any calendar year to any participant is $10 million.

Awards under the Omnibus Plan

        Grants under the omnibus plan may be made in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, incentive awards, and other cash or stock-based awards.

Types of Awards

        Following is a general description of the types of awards that may be granted under the omnibus plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the plan administrator, subject to limitations contained in the omnibus plan.

        Stock Options.    A stock option is the grant of an option made to eligible employees to purchase a specific number of shares of common stock under certain terms and conditions and for a set price. The plan administrator will determine the price of the shares of common stock covered by each stock option, except that the stock option price may not be less than 100 percent of the fair market value of the shares of common stock on the date the stock options are granted. The plan administrator will also set the term of each stock option. The term of a stock option may not exceed ten years from the date of the grant.

        Stock options granted under the omnibus plan may be either "incentive stock options" which qualify under the meaning of Section 422 of the Code or "non-qualified stock options" which are not designed to qualify under Section 422. With respect to each stock option granted under the omnibus plan, the plan administrator will determine the nature and extent of any restrictions to be imposed on the shares of common stock that may be purchased, including, but not limited to, restrictions on the transferability of shares acquired upon exercise. Stock options granted under the omnibus plan cannot be repriced without the approval of the stockholders other than in connection with a "change in capitalization" in which an adjustment is permitted. In addition, underwater stock options cannot be cashed out without stockholder approval.

        The actual purchase of shares of common stock pursuant to a stock option is called the "exercise" of that stock option. Stock options granted under the omnibus plan will be exercisable at such time or times and subject to such terms and conditions as determined by the plan administrator at the time of grant. The plan administrator may waive such restrictions on the exercisability of a stock option at any time on or after the date of the grant in whole or in part, as the plan administrator may determine in its sole discretion. Shares covered by a stock option may be purchased at one time or in such installments over the option period as determined by the plan administrator.

        The plan administrator will determine the form of payment of the stock option price, which may include cash, shares of common stock already owned by the participant, or any combination of cash and shares of common stock, with the fair market value of the common stock valued as of the day prior to delivery. The plan administrator may also designate additional forms of payment that will be permitted, provided the methods are permitted by applicable laws and regulations. A participant will not have any of the rights of a stockholder until the shares of common stock are issued to the participant.

        Stock Appreciation Rights.    A stock appreciation right granted under the omnibus plan is a right to receive the appreciation in value of a share of common stock between the date the stock appreciation right or related award is granted and the date it is exercised. A stock appreciation right may be granted freestanding or in tandem or in combination with any other award under the omnibus incentive plan. Upon exercise, each stock appreciation right will entitle a participant to receive payment from the company determined by multiplying (i) the difference between the fair market value of a share of common stock on the date the stock appreciation right is exercised over the price fixed at the date of grant (which shall not be less than 100 percent of the fair market value of a share of common stock on the date of grant) times (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. At the discretion of the plan administrator, the payment upon stock appreciation right exercise may be in cash, in shares of common stock of equivalent value, or in some combination thereof.

        A stock appreciation right granted in tandem with any other award under the omnibus plan shall be exercisable only at such times and to the extent that the award as to which it relates is exercisable or at such other times as the plan administrator may determine. A stock appreciation right expires at the same time the associated award expires, but in no case shall the right be exercisable later than the tenth anniversary of the date of its grant. A holder of a stock appreciation right will not have any of the rights of a stockholder until shares of common stock are issued. Stock appreciation rights granted under the omnibus plan cannot be repriced without the approval of the stockholders other than in connection with a "change in capitalization" in which an adjustment is permitted. In addition, underwater stock appreciation rights cannot be cashed out without stockholder approval.

        Performance Shares and Performance Units.    Performance shares granted under the omnibus plan represent the right to receive a number of shares of common stock for each performance share granted. Performance units granted under the omnibus plan represent the right to receive a payment, either in cash or shares of common stock, equal to the value of a performance unit. Performance shares or performance units may be granted to participants at any time and from time to time as the plan administrator determines. Performance shares and performance units may be granted alone or in combination with any other award.

        Prior to the grant of each performance share or performance unit, the plan administrator will establish the initial number of shares of common stock for each performance share and the initial value for each performance unit. In addition, the plan administrator will determine the performance goals used to determine the extent to which the participant receives a payout for the performance period. The plan administrator may assign percentages or other relative values of performance which will be applied to determine the extent to which the participant receives a payout. After a performance period has ended, the plan administrator will determine the extent to which the performance goals have been met and the holder of a performance share or performance unit is entitled to receive a payout of the number of performance shares or value of performance units awarded. No payout will be made without written certification by the plan administrator that the applicable performance goals have been satisfied. No dividends will be paid on unvested performance shares or unvested performance units.

        Restricted Stock.    Restricted stock is common stock that is subject to forfeiture if a participant's employment terminates before a specified date, if pre-established performance goals for a specified time period are not attained or upon such other factors or criteria as the plan administrator may determine. Restricted stock may be granted to participants under the omnibus plan at any time and from time to time as the plan administrator determines. Generally, there is no purchase price associated with restricted stock.

        A participant who receives a grant of restricted stock will be recorded as a stockholder of EP Energy and, except as otherwise determined by the plan administrator, will have all the rights of a stockholder with respect to such shares (except with respect to the restrictions on transferability during the restriction period), including the right to vote the shares and receive dividends and other distributions paid with respect to the underlying shares. When all applicable conditions associated with a participant's restricted stock have been met, the participant will be issued unrestricted shares of common stock subject to any required share withholding to satisfy tax withholding obligations.

        Restricted Stock Units.    A restricted stock unit granted under the omnibus plan represents a right to receive a payment, in cash or shares of common stock, equal to the value of a share of common stock. Restricted stock units may be granted to participants at any time and from time to time as the plan administrator determines.

        A participant who receives a grant of restricted stock units will not be recorded as a stockholder of EP Energy and will not have any of the rights of a stockholder unless or until the participant is issued shares of common stock in settlement of the restricted stock units granted. The plan administrator may determine that restricted stock units are entitled to dividend equivalents equal to cash dividends, if any, paid on shares of common stock. Dividend equivalents may be paid in cash or common stock or credited to the participant as additional restricted stock units. When all applicable conditions associated with a participant's restricted stock units have been met, restricted stock units will be settled in any combination of cash or shares of common stock subject to the payment of all taxes required to be withheld.

        Incentive Awards.    An incentive award is a percentage of a participant's base salary, fixed dollar amount or other measure of compensation to be awarded in cash or other awards under the omnibus plan at the end of a performance period if certain performance goals or other performance measures are achieved. Prior to the beginning of a particular performance period, or not later than 90 days following the beginning of the relevant fiscal year, the plan administrator will establish the performance goals or other performance measures which must be achieved for any participant to receive an incentive award for that performance period. The performance goals or other performance measures may be based on any combination of corporate and business unit performance goals or other performance measures. The plan administrator may also establish one or more company-wide performance goals or other performance measures which must be achieved. Incentive awards become payable to the extent the plan administrator certifies in writing that the performance goals or other performance measures selected for a particular performance period have been attained.

        At the end of each performance period and within 30 days after the information necessary to make a determination is available for the performance period, the plan administrator will determine whether the performance goals or other performance measures for the performance period have been achieved and the amount of each participant's award. Incentive awards may be paid in any combination of cash and/or other awards.

        Cash and Other Stock-Based Awards.    The plan administrator may grant cash awards to participants in such amounts and upon such terms, including the achievement of specific performance criteria as the plan administrator may determine. The plan administrator may also grant other types of equity-based or equity-related awards known as "other stock-based awards", which would include deferred share awards payable at a specified time or date, under the omnibus plan. Other stock-based awards may involve the transfer of actual shares of common stock or payment in cash or otherwise of amounts based on the value of shares of common stock. The plan administrator may establish performance criteria applicable to such awards in its sole discretion. Each cash award granted will specify a payment amount or payment range as determined by the plan administrator. Each other stock-based award will be expressed in terms of shares of common stock or units based on shares of common stock, as determined by the plan administrator.

Performance Goals

        The plan administrator may determine that performance criteria will apply to awards granted under the omnibus plan. To the extent that awards are intended to qualify as "performance-based compensation" under Section 162(m), the performance goals may include any one or more of the following, either individually, alternatively or in any combination, applied to either EP Energy as a whole or any subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to the predetermined target, to previous years' results or to a designated comparison group, in each case as specified by the plan administrator:

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  earnings;

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  earnings before interest and taxes;

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  earnings before interest, taxes, depreciation and amortization;

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  earnings per share;

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  net income;

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  operating income;

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  revenues;

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  operating cash flow;

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  free cash flow;

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  debt level;

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  debt ratios or other measures of credit quality or liquidity;

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  equity ratios;

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  expenses;

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  cost reduction targets;

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  capital expended;

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  working capital;

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  weighted average cost of capital;

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  operating or profit margins;

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  interest-sensitivity gap levels;

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  return on assets;

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  return on net assets;

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  return on equity or capital employed;

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  return on total capital;

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  amount of the oil and gas reserves;

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  oil and gas reserve additions;

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  oil and gas reserve replacement ratios;

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  costs of finding oil and gas reserves;

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  oil and gas reserve replacement costs;

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  daily natural gas and/or oil production;

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  production and production growth;

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  absolute or per unit operating and maintenance costs;

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  absolute or per unit general and administrative costs;

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  absolute or per unit lease operating expenses;

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  operating and maintenance cost management;

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  performance of investment in oil and/or gas properties;

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  capital efficiency targets (capital/new volumes);

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  redeployable capital savings targets;

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  absolute or per unit cash costs;

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  present value ratio;

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  drilling inventory growth (% or absolute);

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  production or reserves per debt adjusted shares;

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  total shareholder return;

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  charge-offs;

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  asset sale targets;

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  asset quality levels;

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  value of assets;

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  fair market value of the common stock;

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  employee retention/attrition rates;

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  investments;

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  regulatory compliance;

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  satisfactory internal or external audits;

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  improvement of financial ratings;

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  safety and environmental targets;

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  economic value added; and/or

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  achievement of balance sheet or income statement objectives.

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  project completion measures; and/or

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  other measures such as those relating to acquisitions, dispositions, or customer satisfaction.

        The plan administrator shall adjust the performance goals to include or exclude extraordinary charges, gain or loss on the disposition of business units, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, stock offerings, stock repurchases and loan loss provisions.

Termination of Employment

        The award agreement applicable to each award granted under the omnibus plan will set forth the effect of a participant's termination of employment or service upon such award. Unless explicitly set forth otherwise in an award agreement or as determined by the plan administrator, (i) all of a participant's unvested and/or unexercisable awards are automatically forfeited upon termination of a participant's employment or service for any reason, and, with respect to stock options or stock appreciation rights, a participant is permitted to exercise the vested portion of the stock option or stock appreciation right for three months following termination of employment or service, and (ii) all of a participant's awards whether vested or unvested, exercisable or unexercisable are automatically forfeited upon the termination of the participant's employment for cause. Provisions regarding the effect of a termination of employment or service upon an award are determined in the sole discretion of the plan administrator and need not be uniform among all awards or among all participants.

Change in Control

        Under the omnibus plan, a change in control occurs if: (i) any person or entity becomes the beneficial owner of 20 percent or more of EP Energy's common stock; (ii) if the individuals who, as of the effective date, are members of the board of directors (including any new director who was approved by a vote of at least 2/3 by such incumbent directors) cease for any reason to constitute at least a majority of the members of the board of directors; (iii) consummation of a merger, consolidation or reorganization (a) with or into the company or (b) in which securities of the company are issued, unless such merger, consolidation or reorganization is a "non-control transaction" (as defined in the omnibus plan); (iv) consummation of a complete liquidation of the company or the sale or disposition of all or substantially all of EP Energy's assets. A change in control has not occurred if EP Energy is involved in a merger, consolidation or sale of assets in which the same stockholders of EP Energy before the transaction own 80 percent of the outstanding common stock after the transaction is complete.

        Except as otherwise provided in an award agreement, in the event of a participant's termination of employment (a) without cause or (b) by the participant for "good reason" (as defined below), if applicable, within two years following a change in control (i) all stock options and stock appreciation rights will become fully vested and exercisable, (ii) the restriction periods applicable to all shares of restricted stock and restricted stock units will immediately lapse, (iii) the performance periods applicable to any performance shares, performance units and incentive awards that have not ended will end and such awards will become vested and payable in cash in an amount assuming target levels of performance by both participants and EP Energy have been achieved within ten days following such termination, and (iv) any restrictions applicable to cash awards and other stock-based awards will immediately lapse and, if applicable, become payable within ten days following such termination. For purposes of the omnibus plan, the term "good reason" means, as to any executive, the occurrence of any of the following events or conditions following a change in control: (a) a reduction in the executive's status, title, position or responsibilities, (b) a reduction in the executive's annual base salary, (c) the requirement that the executive's principal place of employment be outside a fifty mile radius of his or her principal place of employment immediately prior to the change in control; (d) the termination of any material compensation and benefits provided to the executive immediately prior to the change in control, (e) any material breaches of any provision of the plan and (f) any termination of the executive's employment for cause which does not comply with the plan.

Transferability

        Awards granted under the omnibus plan may not be transferred, assigned, pledged, or encumbered in any manner except in the case of the death of a participant. Non-qualified stock options may be transferred to certain immediate family members, directly or indirectly or by means of a trust, corporate entity or partnership, as provided for in the omnibus plan and allowed by the plan administrator. Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of awards granted under the omnibus plan, or any right or privilege conferred thereby, contrary to the provisions of the omnibus plan, may result in the forfeiture of any affected award.

Termination and Amendment

        The plan administrator, subject to the approval of the board of directors, may from time to time amend the omnibus plan; provided, however, (i) stockholder approval is required to the extent required by applicable law, regulation or stock exchange rule and (ii) no change in any award previously granted under the omnibus plan may be made without the consent of the participant which would impair the right of the participant to acquire or retain common stock or cash that the participant may have acquired as a result of the omnibus plan. The board of directors may at any time suspend the operation of or terminate the omnibus plan with respect to any shares of common stock or rights which are not at that time subject to any award outstanding. No award may be granted under the omnibus plan on or after the tenth anniversary of the effective date of the plan.

Tax Withholding

        We may deduct or withhold, or require a participant to remit, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the omnibus plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:

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  each stockholder who is expected following the spin-off to beneficially own more than 5% of our common stock;

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  each executive officer named in the Summary Compensation Table;

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  each person expected to serve on our board of directors as of the distribution date; and

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  all of our executive officers and directors as a group.

        We have based the percentage of class amounts set forth below on each indicated person's beneficial ownership of El Paso's common stock as of [                        ], 2011, unless we indicate some other basis for the share amounts, and based on the distribution of [            ]. To the extent our directors and executive officers own shares of El Paso common stock at the time of the spin-off, they will participate in the distribution of shares of common stock in the spin-off on the same terms as other holders of El Paso common stock. Following the spin-off, we will have an aggregate of approximately [            ] million shares of common stock outstanding, based on approximately [            ] million shares of El Paso common stock outstanding on [                        ], 2011. The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o EP Energy, 1001 Louisiana Street, Houston, Texas 77002.

Shares of Common Stock to be Beneficially Owned
Name of Beneficial Owner	Number	Percent
[Name of institutional holder]
[Name of institutional holder]
Douglas L. Foshee
David W. Crane
Robert W. Goldman
Ferrell P. McClean
Steven J. Shapiro
Brent J. Smolik
Robert F. Vagt
Clayton A. Carrell
John D. Jensen
Dane E. Whitehead
Marguerite N. Woung-Chapman
All executive officers and directors as a group (12 persons total), including those individuals listed above

 DESCRIPTION OF CAPITAL STOCK

Introduction

        In connection with the spin-off, we anticipate amending and restating our certificate of incorporation and by-laws. In the discussion that follows, we have summarized the material provisions that we anticipate will be contained in our certificate of incorporation and by-laws relating to our capital stock. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to: (1) our restated certificate of incorporation, which we refer to herein as our "certificate of incorporation"; and (2) our amended and restated by-laws, which we refer to herein as our "by-laws." You should read the provisions of our certificate of incorporation and by-laws regarding the provisions described below and for other provisions that may be important to you. We will file copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement on Form 10 of which this information statement forms a part. See "Where You Can Find More Information."

Authorized Capital Stock

        Our authorized capital stock will consist of:

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  [            ] shares of common stock; and

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  [            ] shares of preferred stock, issuable in series.

        Each authorized share of common stock will have a par value of $0.01. The authorized shares of preferred stock will have a par value of $0.01 per share. Immediately following the spin-off, we expect that approximately [            ] million shares of our common stock will be outstanding, based on the distribution of [            ] share of our common stock for every [            ] shares of El Paso common stock outstanding and the anticipated number of shares of El Paso common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of El Paso common stock outstanding as of the record date. Immediately following the spin-off, no shares of our preferred stock will be issued and outstanding.

Common Stock

        Each share of our common stock will entitle its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders. No share of our common stock will afford any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors will be able to grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.

        Holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on our common stock will be paid at the discretion of our board of directors. See "Dividend Policy."

        In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may contain covenants or other provisions that could limit our ability to pay, or otherwise restrict the payment of, cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        If we liquidate or dissolve our business, the holders of our common stock will share ratably in all of our assets that are available for distribution after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences, if any, in full.

        Our common stock will have no preemptive rights and will not be convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock to be distributed in connection with the spin-off will be fully paid and nonassessable.

        We have applied to have our shares of the common stock listed on the NASDAQ Global Select Market under the symbol "EPE."

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

        At the direction of our board of directors, without any action by the holders of our common stock, we will be able to issue one or more series of preferred stock from time to time. Our board of directors will be able to determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights.

        We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock our board may determine not to seek stockholder approval.

        The existence of undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or may materially and adversely affect the market price of our common stock or any existing preferred stock.

Limitation on Directors' Liability

        Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation will limit the liability of the members of our board of directors by providing that no director will be personally liable to us or our stockholders for monetary damages for any breach of the director's fiduciary duty as a director, except for liability:

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  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

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  for any transaction from which the director derived an improper personal benefit.

        This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our by-laws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities. See "Indemnification of Directors and Officers."

Statutory Business Combination Provision

        As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years following the date on which that person became an interested stockholder unless:

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  before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

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  on completion of the transaction that resulted in that person's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

        Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-laws

        Some of the provisions to be contained in our certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of our certificate of incorporation discussed above and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.

        Our certificate of incorporation will provide that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our by-laws will provide that only a majority of our board of directors or the chairman of our board of directors may call a special meeting of our stockholders.

        Our certificate of incorporation will provide that our directors will be divided into three classes serving staggered three-year terms. Class I directors will have an initial term expiring in 2013, Class II directors will have an initial term expiring in 2014 and Class III directors will have an initial term expiring in 2015. Class I will be comprised of David W. Crane, Ferrell P. McClean and Steven J. Shapiro, Class II will be comprised of Brent J. Smolik and Robert F. Vagt, and Class III will be comprised of Douglas L. Foshee and Robert W. Goldman.

        At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. Following this classification of the board, in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

        Our by-laws and certificate of incorporation will provide, subject to the rights of holders of a series of shares of preferred stock to elect one or more directors pursuant to any provisions of any certificate of designation relating to any such series, that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time, but will not be less than three. Our by-laws will provide that directors may be removed, only for cause, by the affirmative vote of the holders of at least 80% of the voting power of the corporation entitled to vote for the election of such Director, voting together as a single class, and any vacancy in the Board caused by such removal shall be filled by a vote of the majority of the Directors then in office, although less than a quorum, or by a sole remaining Director, or any regular or special meeting of the board.

        Our by-laws will contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to our board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the first anniversary of the date of the immediately preceding year's annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date differs from such anniversary date by more than 30 days, in which case notice by such Stockholder to be timely, must be so delivered or received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if less than 100 days' prior notice or public disclosure of the scheduled meeting date is given or made, the tenth day following the earlier of the day on which the notice of such meeting was mailed to stockholders or the day on which such public disclosure was made. If the chairman of our board of directors or a majority of our board of directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than the close of business on the 120th day and not later than close of business on the later of the 90th day prior to the date of such annual meeting or, if less than 100 days' prior notice or public disclosure of the scheduled meeting date is given or made, the tenth day following the earlier of the day on which the notice of such meeting was mailed to Stockholders or the day on which such public disclosure was made. Our by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

        Our certificate of incorporation will provide that our stockholders may, with the approval of greater than 80% of the voting power entitled to vote generally in the election of directors, adopt, amend and repeal our by-laws at any regular or special meeting of stockholders, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting. Our certificate of incorporation also confers on our board of directors the power to adopt, amend or repeal our by-laws with the affirmative vote of a majority of the entire board.

        As discussed above under "—Preferred Stock," our certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

        While El Paso's board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our stockholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with our board of directors terms that are fair to all stockholders. El Paso's board of directors believes that the provisions described above will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all stockholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. El Paso's board of directors also believes these provisions will help give our board the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our stockholders. El Paso's board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our stockholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.

Transfer Agent and Registrar

        Computershare Trust Company, N.A. will be the transfer agent and registrar for our common stock. Our stockholders can contact the transfer agent and registrar at:

  Computershare Trust Company, N.A.
  250 Royall Street
  Canton, Massachusetts 02021-1011
  Telephone: (888) 843-5542 or
  (781) 575-4735 (outside the United States, Canada and Puerto Rico)

 INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, such as a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of any actions by or in the right of the corporation, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, by-laws, agreement, a vote of stockholders or disinterested directors or otherwise.

        Our by-laws will provide that we will indemnify, to the full extent that we have power under applicable law to do so and in a manner permitted by such law, any person who is made or threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or officer of us, or while serving as a director or officer of us, is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorneys' fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Our by-laws will also provide that we will pay the expenses incurred by a director or officer in defending any such proceeding in advance of its final disposition, subject to such person providing us with specified undertakings. Notwithstanding the foregoing, our by-laws will provide that we shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person against us only if the proceeding (or part thereof) was authorized by our board of directors. These rights are not exclusive of any other right that any person may have or may acquire under any statute, provision of our certificate of incorporation, agreement, vote of stockholders or disinterested directors or otherwise. No amendment, modification or repeal of those provisions will in any way adversely affect any right or protection under those provisions of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

        Our by-laws will also permit us to secure and maintain insurance on behalf of any of our directors, officers, employees or agents and each person who is, or was, serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise for any liability asserted against and incurred by such person in any such capacity. We intend to obtain directors' and officers' liability insurance providing coverage to our directors and officers.

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        The consolidated financial statements and schedule of EP Energy Corporation as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this information statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included herein. The report of Ernst & Young LLP on the consolidated financial statements and schedule of EP Energy Corporation for the year ended December 31, 2008 is based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements referred to above are included in reliance upon such report.

        The audited consolidated financial statements of Four Star Oil & Gas Company for the year ended December 31, 2008 not separately presented in this information statement, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears herein, which contains an explanatory paragraph related to the Company's transactions with related parties as described in Notes 4 and 5 to the consolidated financial statements. The consolidated financial statements of EP Energy Corporation, to the extent they relate to Four Star Oil & Gas Company included in this information statement, have been audited by such independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to the common stock being distributed in the spin-off. This information statement forms a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and the shares of our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC's website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC's Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

        As a result of the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's Public Reference Room and the SEC's website at http://www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

        We plan to make available free of charge on our Web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our website, www.[EPEnergy-web].com, and will be provided free of charge to any stockholders requesting a copy by writing to: EP Energy Corporation, 1001 Louisiana Street, Houston, Texas 77002, Attention: Corporate Secretary.

        The information on our Web site is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

        No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or El Paso. Neither the delivery of this information statement nor consummation of the spin-off shall, under any circumstances, create any implication that there has been no change in our affairs or those of El Paso since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND SCHEDULE

Page
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated financial statements for EP Energy Corporation as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008:
Consolidated Statements of Income	F-4
Consolidated Statements of Comprehensive Income	F-5
Consolidated Balance Sheets	F-6
Consolidated Statements of Cash Flows	F-8
Consolidated Statements of Equity	F-9
Notes to Consolidated Financial Statements
1. Spin-off, Basis of Presentation and Significant Accounting Policies	F-10
2. Acquisitions and Divestitures	F-15
3. Ceiling Test Charges	F-15
4. Income Taxes	F-16
5. Financial Instruments	F-19
6. Property, Plant and Equipment	F-20
7. Debt and Available Credit Facilities	F-21
8. Commitments and Contingencies	F-22
9. Stock-Based Compensation	F-25
10. Investments in Unconsolidated Affiliates	F-27
11. Related Party Transactions	F-28
Supplemental Financial Information
Supplemental Oil and Natural Gas Operations (Unaudited)	F-30
Financial Statement Schedule
Schedule II Valuation and Qualifying Accounts	F-41
Consolidated financial statements for EP Energy Corporation as of June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010:
Consolidated Statements of Income (Unaudited)	F-42
Consolidated Statements of Comprehensive Income (Unaudited)	F-43
Consolidated Balance Sheets (Unaudited)	F-44
Consolidated Statements of Cash Flows (Unaudited)	F-45
Consolidated Statements of Equity (Unaudited)
Notes to Consolidated Financial Statements (Unaudited)
1. Spin-off, Basis of Presentation and Significant Accounting Policies	F-46
2. Acquisitions and Divestitures	F-47
3. Ceiling Test Charges	F-47
4. Income Taxes	F-48
5. Financial Instruments	F-49
6. Property, Plant and Equipment	F-51
7. Debt and Available Credit Facilities	F-51
8. Commitments and Contingencies	F-52
9. Investments in Unconsolidated Affiliates	F-54
10. Related Party Transactions	F-55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
EP Energy Corporation:

        We have audited the accompanying consolidated balance sheets of EP Energy Corporation (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index to the financial statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the 2008 financial statements of Four Star Oil & Gas Company (a corporation in which the Company has approximately a 49% interest) for which the Company's earnings from unconsolidated affiliates includes approximately $85 million from Four Star Oil & Gas Company.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and, for 2008, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EP Energy Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 1 to the consolidated financial statements, effective December 31, 2009 the Company has changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

/s/ Ernst & Young LLP

Houston, Texas
August 11, 2011

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Four Star Oil & Gas Company

        In our opinion, the consolidated statement of income for the year ended December 31, 2008 of Four Star Oil & Gas Company and its subsidiary (not presented herein) presents fairly, in all material respects, the results of operations of Four Star Oil & Gas Company and its subsidiary for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As described in Notes 4 and 5 to the consolidated financial statement, the Company has significant transactions with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 20, 2009

EP ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In millions)

	Year Ended December 31,
	2010	2009	2008
Operating revenues
Oil and natural gas sales
Third parties	$634	$552	$1,078
Affiliates	746	545	1,423
Realized and unrealized gains on financial derivatives	390	687	196
Other	19	44	65

	1,789	1,828	2,762

Operating expenses
Cost of products	15	31	38
Transportation costs	73	66	79
Operation and maintenance	383	392	404
Depreciation, depletion and amortization	477	440	818
Ceiling test charges	25	2,123	2,824
Impairment of inventory and other assets	—	25	—
Taxes, other than income taxes	85	68	132

	1,058	3,145	4,295

Operating income (loss)	731	(1,317)	(1,533)
Loss from unconsolidated affiliates	(7)	(30)	(93)
Other income (expense)	3	(1)	7
Interest expense, net of capitalized interest of $9 in 2010, $7 in 2009 and $29 in 2008
Third parties	(16)	(21)	(24)
Affiliates	(5)	(4)	(33)

Income (loss) before income taxes	706	(1,373)	(1,676)
Income tax expense (benefit)	263	(462)	(413)

Net income (loss)	$443	$(911)	$(1,263)

See accompanying notes.

EP ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended December 31,
	2010	2009	2008
Net income (loss)	$443	$(911)	$(1,263)

Net gains (losses) from cash flow hedging activities:
Unrealized mark-to-market gains arising during period (net of income taxes of $118 in 2008)	—	—	210
Reclassification adjustments for changes in initial value to the settlement date (net of income taxes of $4 in 2010, $147 in 2009 and $32 in 2008)	7	(259)	56

Other comprehensive gain (loss)	7	(259)	266

Comprehensive income (loss)	$450	$(1,170)	$(997)

See accompanying notes.

EP ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions)

	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$74	$183
Accounts receivable
Customer, net of allowance of less than $1 in 2010 and $3 in 2009	78	87
Affiliates	170	136
Other, net of allowance of $7 in both years 2010 and 2009	38	45
Materials and supplies	39	49
Income tax receivable from affiliates	85	—
Assets from price risk management activities	247	106
Deferred income taxes	—	61
Other	25	31

Total current assets	756	698

Property, plant and equipment, at cost
Oil and Natural Gas properties
Proved properties-full cost method	20,771	20,233
Unevaluated costs excluded from amortization	785	470
Other	136	143

	21,692	20,846
Less accumulated depreciation, depletion and amortization	17,968	17,853

Total property, plant and equipment, net	3,724	2,993

Other assets
Investments in unconsolidated affiliates	399	456
Assets from price risk management activities	29	63
Deferred income taxes	19	229
Other	11	18

	458	766

Total assets	$4,938	$4,457

See accompanying notes.

EP ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)

	December 31,
	2010	2009
LIABILITIES AND EQUITY
Current liabilities
Accounts payable
Trade	$118	$120
Affiliates	139	85
Other	187	239
Income tax payable	—	88
Liabilities from price risk management activities	14	23
Asset retirement obligations	34	77
Deferred income taxes	37	—
Other	29	29

Total current liabilities	558	661

Long-term debt	301	835
Note payable to affiliate	781	292
Other long-term liabilities
Liabilities from price risk management activities	25	19
Asset retirement obligations	101	92
Deferred income taxes	49	—
Other	56	29

	1,313	1,267

Commitments and contingencies (Note 8)
Stockholder's equity
Common stock, par value $1 per share; 1,000 shares authorized and outstanding	—	—
Additional paid-in capital	4,816	4,725
Accumulated deficit	(1,738)	(2,178)
Accumulated other comprehensive loss	(11)	(18)

Total stockholders' equity	3,067	2,529

Total liabilities and equity	$4,938	$4,457

See accompanying notes.

EP ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$443	$(911)	$(1,263)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation, depletion and amortization	477	440	818
Ceiling test charges	25	2,123	2,824
Deferred income tax expense (benefit)	320	(550)	(368)
Earnings from unconsolidated affiliates, adjusted for cash distributions	57	75	173
Other non-cash income items	5	31	3
Asset and liability changes
Accounts receivable	(17)	102	278
Materials and supplies	10	18	(44)
Change in price risk management activities, net	(99)	150	(294)
Accounts payable	90	(55)	4
Income taxes	(172)	140	143
Other asset changes	6	(27)	(2)
Other liability changes	(78)	37	(54)

Net cash provided by operating activities	1,067	1,573	2,218

Cash flows from investing activities
Capital expenditures	(1,238)	(1,115)	(1,564)
Cash paid for acquisitions, net of cash acquired	(51)	(131)	(58)
Net proceeds from the sale of assets	155	93	638
Other	4	(3)	(9)

Net cash used in investing activities	(1,130)	(1,156)	(993)

Cash flows from financing activities
Proceeds from borrowings under revolving credit facility	500	100	549
Repayment of amounts borrowed under revolving credit facility	(1,034)	(180)	(385)
Net change in note payable with affiliate	489	(256)	(1,396)
Other	(1)	—	(5)

Net cash used in financing activities	(46)	(336)	(1,237)

Change in cash and cash equivalents	(109)	81	(12)
Cash and cash equivalents
Beginning of period	183	102	114

End of period	$74	$183	$102

Supplemental cash flow information
Interest paid, net of amounts capitalized	$7	$19	$54
Income tax payments (refunds)	105	(52)	(196)

EP ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except share amounts)

	Year Ended December 31,
	2010		2009		2008
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1.00 par value:
Balance at beginning of year	1,000	$—	1,000	$—	1,000	$—

Balance at end of year	1,000	—	1,000	$—	1,000	$—

Additional paid-in capital:
Balance at beginning of year		4,725		4,723		4,723
Contribution from parent		91		2		—

Balance at end of year		4,816		4,725		4,723

Retained earnings (accumulated deficit)
Balance at beginning of year		(2,178)		(1,267)		(4)
Other		(3)		—		—
Net income (loss)		443		(911)		(1,263)

Balance at end of year		(1,738)		(2,178)		(1,267)

Accumulated other comprehensive (loss) income:
Balance at beginning of year		(18)		241		(25)
Other comprehensive income (loss)		7		(259)		266

Balance at end of year		(11)		(18)		241

Total equity at end of year	1,000	$3,067	1,000	$2,529	1,000	$3,697

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Spin-off, Basis of Presentation and Significant Accounting Policies

  Spin-off

        On May 24, 2011, El Paso Corporation ("El Paso") announced its plan to separate its exploration and production business into an independent, publicly traded company, through a spin-off that is expected to be completed in accordance with a Separation and Distribution Agreement between El Paso and EP Energy. The spin-off is intended to be tax free to the stockholders as of the record date for the spin-off. Upon completion of the spin-off, El Paso and EP Energy will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. The spin-off is subject to final approval by El Paso's board of directors, which approval is subject to, among other things, receipt of a private letter ruling from the Internal Revenue Service and an opinion of tax counsel, in each case with respect to the tax-free nature of the spin-off.

  Basis of Presentation and Consolidation

        We are a Delaware corporation formed in 1999 as a wholly owned direct subsidiary of El Paso. We engage in the exploration for and the acquisition, development, and production of oil, natural gas and NGL in the United States, Brazil and Egypt.

        The consolidated statements of income also include expense allocations for certain corporate functions historically performed by El Paso, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based on a combination of direct and indirect methods. Direct allocations are generally based on specific identification, headcount or computer utilization. Indirect allocations are based on a methodology that considers our earnings, payroll and assets relative to other businesses of El Paso. These methods have been consistently applied. Our management believes the assumptions underlying the consolidated financial statements, including the assumptions regarding allocating general corporate expenses from El Paso, are reasonable. However, the consolidated financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Furthermore, these historical financial statements may not be reflective of our operations as a stand-alone company in the future.

        Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP") and include the accounts of all majority owned and controlled subsidiaries after the elimination of all significant intercompany accounts and transactions. We consolidate entities when we either (i) have the ability to control the operating and financial decisions and policies of that entity or (ii) are allocated a majority of the entity's losses and/or returns through our variable interests in that entity. The determination of our ability to control or exert significant influence over an entity, and if we are allocated a majority of the entity's losses and/or returns, involves the use of judgment. We apply the equity method of accounting where we can exert significant influence over, but do not control, the policies and decisions of an entity and where we are not allocated a majority of the entity's losses and/or returns. We use the cost method of accounting where we are unable to exert significant influence over the entity. We have evaluated subsequent events through August 11, 2011, the date of issuance of our financial statements.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

  Significant Account Policies

        There were no significant accounting pronouncements issued but not yet adopted as of December 31, 2010.

  Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts we report as assets, liabilities, revenues and expenses and our disclosures in these financial statements. Actual results can, and often do, differ from those estimates.

  Revenue Recognition

        Our revenues are derived primarily through the physical sale of natural gas, oil, condensate and natural gas liquids. Revenues from sales of these products are recorded upon delivery and the passage of title using the sales method, net of any royalty interests or other profit interests in the produced product. Revenues related to products delivered, but not yet billed, are estimated each month. These estimates are based on contract data, commodity prices and preliminary throughput and allocation measurements. When actual sales volumes exceed our entitled share of sales volumes, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds our share of the remaining estimated proved natural gas reserves for a given property, we record a liability. Costs associated with the transportation and delivery of production are included in costs of products and services. We have no customers whose revenue exceeds 10 percent of our total revenues in 2010, 2009 and 2008.

  Cash and Cash Equivalents

        We consider short-term investments with an original maturity of less than three months to be cash equivalents. As of December 31, 2010, we had less than $1 million of restricted cash in other current assets to cover escrow amounts required for leasehold agreements in our domestic operations. As of December 31, 2009 and 2008, we had $4 million of restricted cash in other non-current assets to collateralize letters of credit issued in connection with our operations in Brazil and Egypt.

  Allowance for Doubtful Accounts

        We establish provisions for losses on accounts receivable and for natural gas imbalances with other parties if we determine that we will not collect all or part of the outstanding balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method.

  Oil and Natural Gas Properties

        We use the full cost method to account for our oil and natural gas properties. Under the full cost method, substantially all costs incurred in connection with the acquisition, development and exploration of oil and natural gas reserves are capitalized on a country-by-country basis. These capitalized amounts include the costs of unproved properties, internal costs directly related to acquisition, development and exploration activities, asset retirement costs and capitalized interest. Under the full cost method, both dry hole costs and geological and geophysical costs are capitalized into the full cost pool, which is

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

subject to amortization and periodically assessed for impairment through a ceiling test calculation as discussed below.

        Capitalized costs associated with proved reserves are amortized over the life of the total proved reserves using the unit of production method. Conversely, capitalized costs associated with unproved properties are excluded from the amortizable base until these properties are evaluated, which occurs quarterly. We transfer unproved property costs into the amortizable base when properties are determined to have proved reserves. In countries where a natural gas or oil reserve base exists, we transfer unproved property costs to the amortizable base when we have completed an evaluation of the unproved properties. Additionally, the amortizable base includes future development costs; dismantlement, restoration and abandonment costs, net of estimated salvage values; and geological and geophysical costs incurred that cannot be associated with specific unevaluated properties or prospects in which we own a direct interest.

        Our capitalized costs in each country, net of related deferred income taxes, are limited to a ceiling based on the present value of future net revenues from proved reserves, discounted at 10 percent, plus the cost of unproved oil and natural gas properties not being amortized less related income tax effects. We perform this ceiling test calculation each quarter. Prior to December 31, 2009, we utilized end of period spot prices to determine future net revenues. As a result of our adoption of the SEC's final rule on the Modernization of Oil and Gas Reporting, effective December 31, 2009, we now utilize a 12-month average price (calculated as the unweighted arithmetic average of the price on the first day of each month within the 12-month period prior to the end of the reporting period) when performing the ceiling test. We are also required to hold prices constant over the life of the reserves, even though actual prices of oil and natural gas are volatile and change from period to period. If total capitalized costs exceed the ceiling, we are required to write-down our capitalized costs to the ceiling. Any required write down is included as a ceiling test charge on our income statement and as an increase to accumulated depreciation, depletion and amortization on our balance sheet. The present value of future net revenues used for our ceiling test calculations exclude the estimated future cash outflows associated with asset retirement liabilities related to proved developed reserves.

        When we sell or convey interests in oil and natural gas properties, we reduce our oil and natural gas reserves for the amount attributable to the sold or conveyed interest. We do not recognize a gain or loss on sales of oil and natural gas properties, unless those sales would significantly alter the relationship between capitalized costs and proved reserves. We treat sales proceeds on non-significant sales as an adjustment to the cost of our properties.

  Property, Plant and Equipment (Other than Oil and Natural Gas Properties)

        Our property, plant and equipment, other than our assets accounted for under the full cost method, is recorded at its original cost of construction or, upon acquisition, at the fair value of the assets acquired. We capitalize the major units of property replacements or improvements and expense minor items. We depreciate our property, plant and equipment using the straight-line method over the useful lives of the assets which range from three to 15 years.

  Accounting for Asset Retirement Obligations

        We record a liability for legal obligations associated with the replacement, removal or retirement of our long-lived assets in the period the obligation is incurred. Our asset retirement liabilities are initially recorded at their estimated fair value with a corresponding increase to property, plant and

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

equipment. This increase in property, plant and equipment is then depreciated over the useful life of the asset to which that liability relates. An ongoing expense is recognized for changes in the value of the liability as a result of the passage of time, which we record as depreciation, depletion and amortization expense in our income statement.

  Accounting for Stock-Based Compensation

        We measure all employee stock-based compensation awards at fair value on the date the awards are granted to employees and recognized compensation cost in our financial statements over the requisite service period. For a further discussion of our stock-based compensation awards, see Note 9 of these "Notes to Consolidated Financial Statements."

  Environmental Costs and Other Contingencies

        Environmental Costs.    We record liabilities at their undiscounted amounts on our balance sheet as other current and long-term liabilities when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated. Estimates of our liabilities are based on currently available facts, existing technology and presently enacted laws and regulations, taking into consideration the likely effects of other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience and data released by the Environmental Protection Agency or other organizations. Our estimates are subject to revision in future periods based on actual costs or new circumstances. We capitalize costs that benefit future periods and recognize a current period charge in operation and maintenance expense when clean-up efforts do not benefit future periods.

        We evaluate any amounts paid directly or reimbursed by government sponsored programs and potential recoveries or reimbursements of remediation costs from third parties, including insurance coverage, separately from our liability. Recovery is evaluated based on the creditworthiness or solvency of the third party, among other factors. When recovery is assured, we record and report an asset separately from the associated liability on our balance sheet.

        Other Contingencies.    We recognize liabilities for other contingencies when we have an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of the range is accrued.

  Price Risk Management Activities

        We enter into derivative contracts on our oil and natural gas products primarily to stabilize cash flows and reduce the risk and financial impact of downward commodity price movements on commodity sales.

        Our derivatives are reflected on our balance sheet at their fair value as assets and liabilities from price risk management activities. We classify our derivatives as either current or non-current assets or liabilities based on their anticipated settlement date. We net derivative assets and liabilities on counterparties where we have a legal right of offset.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

        During 2008, we discontinued hedge accounting for all of our commodity-based derivative contracts. As a result of this decision, we reclassified $11 million of accumulated other comprehensive loss and $406 million of accumulated other comprehensive income for the years ended December 31, 2010 and 2009, respectively, into operating revenues related to derivatives for which we removed the hedging designation in 2008. We anticipate that approximately $11 million of our accumulated other comprehensive loss will be reclassified into operating revenues over the next 12 months.

        Derivatives that we have not designated as hedges are marked-to-market each period and changes in their fair value, as well as any realized amounts, are reflected as operating revenues.

        In our cash flow statement, cash inflows and outflows associated with the settlement of our derivative instruments are recognized in operating cash flows. In our balance sheet, receivables and payables resulting from the settlement of our derivative instruments are reported as either trade or affiliate receivables and payables. See Note 5 to these "Notes to Consolidated Financial Statements" for a further discussion of our price risk management activities.

  Income Taxes

        Our operations have historically been included in El Paso's U.S. federal and certain state returns. We record income taxes on a separate return basis as if we had filed separate income tax returns under our existing structure for the periods presented in accordance with the tax sharing agreement between us and El Paso. El Paso maintains a tax accrual policy to record both regular and alternative minimum taxes for companies included in its consolidated federal and state income tax returns. The policy provides, among other things, that (i) each company in a taxable income position will accrue a current expense equivalent to its federal and state income taxes, and (ii) each company in a tax loss position will accrue a benefit to the extent that its deductions, including general business credits, can be utilized in El Paso's consolidated returns. In certain states, we file and pay directly to the state taxing authorities. El Paso pays all consolidated U.S. federal and certain state income tax directly to the appropriate taxing jurisdictions and, under a separate tax billing agreement, El Paso bills or refunds us for our portion of these income taxes.

        We record current income taxes based on our current taxable income and provide for deferred income taxes to reflect estimated future tax payments and receipts. Deferred taxes represent the tax impacts of differences between the financial statement and tax bases of assets and liabilities and carryovers at each year end. We account for tax credits under the flow-through method, which reduces the provision for income taxes in the year the tax credits first become available.

        The realization of our deferred tax assets depends on recognition of sufficient future taxable income in specific tax jurisdictions during periods in which those temporary differences are deductible. We reduce deferred tax assets by a valuation allowance when, based on our estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The estimates utilized in recognition of deferred tax assets are subject to revision, either up or down, in future periods based on new facts or circumstances. Under the tax sharing agreement, in evaluating our valuation allowances, we consider the reversal of existing temporary differences, the existence of taxable income in prior carryback years, tax-planning strategies and future taxable income for each of our taxable jurisdictions, the latter two of which involve the exercise of significant judgment. Changes to our valuation allowances could materially impact our results of operations.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Acquisitions and Divestitures

        Acquisitions.    During 2010, 2009 and 2008, we acquired the following assets:

	2010	2009	2008
	(In millions)
Domestic oil and natural gas properties(1)	$51	$92	$61
Other	—	39	—

Total	$51	$131	$61

(1)
Includes producing properties of approximately $87 million located primarily in Altamont in Utah in 2009 and producing properties of $51 million in 2008.

        Divestitures.    During 2010, 2009 and 2008, we sold the following assets:

	2010	2009	2008
	(In millions)
Domestic oil and natural gas properties(1)	$29	$93	$637
Processing plants, dehydration facility and gathering systems	130	—	—

Total	$159	$93	$637

(1)
Includes oil and natural gas properties of approximately $637 million located in the Gulf of Mexico and upper Texas Gulf Coast area in 2008.

        In 2010, we sold our Altamont and Bluebell processing plants and related gathering systems in Utah and our Crystal gas gathering system, Holly dehydration facility in North Louisiana, and our Camino Real gathering system in Texas to El Paso's midstream business for cash proceeds of approximately $130 million. These properties had a book value of approximately $48 million, estimated asset retirement obligations of approximately $5 million and environmental remediation liabilities of approximately $4 million. Due to the affiliated nature of the sale, no gain or loss was recognized and the difference was reflected as an additional paid-in-capital of $91 million. In July 2011, we sold oil and natural gas properties located in Alabama for approximately $104 million.

3.    Ceiling Test Charges

        We are required to conduct quarterly impairment tests of our capitalized costs in each of our full cost pools. During the years ended December 31, 2010, 2009, and 2008, we recorded the following ceiling test charges:

	2010	2009	2008
	(In millions)
Full cost pool:
U.S.	$—	$2,031	$2,336
Brazil	—	58	479
Egypt	25	34	9

Total	$25	$2,123	$2,824

        The non-cash ceiling test charges recorded in 2009 and 2008 were primarily due to a decline in commodity prices.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Income Taxes

        Pretax Income (Loss) and Income Tax Expense (Benefit).    The tables below show our pretax income (loss) and the components of income tax expense (benefit) for each of the three years ended December 31:

	2010	2009	2008
	(In millions)
Pretax Income (Loss)
U.S.	$736	$(1,260)	$(1,160)
Foreign	(30)	(113)	(516)

	$706	$(1,373)	$(1,676)

Components of Income Tax Expense (Benefit)
Current
Federal	$(71)	$82	$(50)
State	3	3	3
Foreign	11	3	2

	(57)	88	(45)

Deferred
Federal	314	(526)	(384)
State	12	(23)	(17)
Foreign	(6)	(1)	33

	320	(550)	(368)

Total income tax expense (benefit)	$263	$(462)	$(413)

        Effective Tax Rate Reconciliation.    Our income taxes included in net income differs from the amount computed by applying the statutory federal income tax rate of 35 percent for the following reasons for each of the three years ended December 31:

	2010	2009	2008
	(In millions, except rates)
Income taxes at the statutory federal rate of 35%	$247	$(481)	$(588)
Increase (decrease)
State income taxes, net of federal income tax effect	10	(12)	(9)
Earnings from unconsolidated affiliates where we received or will receive dividends	(9)	(5)	(24)
Valuation allowances	6	75	185
Foreign income (loss) taxed at different rates	9	(35)	27
Other	—	(4)	(4)

Income tax expense (benefit)	$263	$(462)	$(413)

Effective tax rate	37%	34%	25%

        In 2008, our overall effective tax rate differed from the statutory rate primarily due to a valuation allowance on a deferred tax asset created as a result of a $0.5 billion non-cash ceiling test charge on our Brazilian full cost pool.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Income Taxes (Continued)

        Deferred Tax Assets and Liabilities.    The following are the components of our net deferred tax (liability)/asset as of December 31:

	2010	2009
	(In millions)
Deferred tax liabilities
Property, plant and equipment	$78	$—
Investments in affiliates	80	95
Price risk management activities	55	—

Total deferred tax liability	213	95

Deferred tax assets
Property, plant and equipment	—	189
Net operating loss and tax credit carryovers	328	339
Price risk management activities	—	13
Asset retirement obligation, legal and other reserves	106	122
Other	2	6
Valuation allowance	(290)	(284)

Total deferred tax asset	146	385

Net deferred tax (liability) asset	$(67)	$290

        As of December 31, 2010, approximately $32 million of deferred tax liabilities were transferred to El Paso's midstream business as a result of assets sold during the year.

        Unrecognized Tax Benefits.    We are subject to taxation in the U.S. and various states and foreign jurisdictions. With a few exceptions, we are no longer subject to state, local or foreign income tax examinations by tax authorities for years prior to 1999 and U.S. income tax examinations for years prior to 2007. For years in which our returns are still subject to review, our unrecognized tax benefits could increase or decrease our income tax expense and effective income tax rates as these matters are finalized. We are currently unable to estimate the range of potential impacts the resolution of any contested matters could have on our financial statements. The following table shows the change in our unrecognized tax benefits during the year:

	2010	2009
	(In millions)
Amount at January 1	$22	$21
Tax positions taken in current year	7	—
Foreign currency fluctuations	1	2
Settlements with taxing authorities	—	(1)

Amount at December 31	$30	$22

        As of December 31, 2010, and 2009, approximately $24 million and $27 million (net of federal tax benefits) of unrecognized tax benefits and associated interest and penalties would affect our income tax expense and our effective income tax rate if recognized in future periods. While the amount of our unrecognized tax benefits could change in the next twelve months, we do not expect this change to have a significant impact on our results of operations or financial position.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Income Taxes (Continued)

        We classify interest and penalties related to unrecognized tax benefits as income taxes in our financial statements. During 2010, 2009 and 2008, we recognized in our consolidated statements of income less than $1 million in interest and penalties related to unrecognized tax benefits. As of December 31, 2010 and 2009, we had $9 million and $8 million of accrued interest and penalties in our consolidated balance sheets.

        Tax Credit and Net Operating Loss Carryovers.    The table below presents the details of our federal and state net operating loss carryover periods as of December 31, 2010 (in millions):

	Carryover Period
	2011-2023	2024-2030	Total
U.S. federal net operating loss	$123	$321	$444
State net operating loss	172	50	222

        We also have U.S. federal alternative minimum tax credits of $26 million that carry over indefinitely. We have foreign net operating loss carryovers of $364 million and capital loss carryovers of $74 million. The majority of these losses are carried over indefinitely and some will expire after a five-year carryover period. Usage of our federal carryover is subject to the limitations provided under Sections 382 and 383 of the Code, as well as separate return limitation year rules of Treasury regulations.

        Our intent is to indefinitely reinvest in foreign operations the cumulative undistributed earnings from substantially all of our foreign subsidiaries and foreign corporate joint ventures. Therefore, we do not record deferred tax liabilities for any U.S. taxes or foreign withholding taxes that may be applicable upon actual or deemed repatriation. At December 31, 2010, we did not have any cumulative undistributed earnings from these investments on which we have not recorded U.S. income taxes.

        We believe our domestic unconsolidated affiliates' undistributed earnings will ultimately be distributed to us through dividends, which would be eligible for a dividends-received deduction. We and our joint venture partners have the intent and ability to recover these cumulative undistributed earnings over time, through dividends or through a structured sale, which would not result in any additional deferred tax liabilities.

        Valuation Allowances.    As of December 31, 2010, our valuation allowance relates to deferred tax assets recorded on foreign net operating losses and temporary differences. The valuation allowance related to our Brazilian and Egyptian net operating losses was established prior to 2010, primarily as a result of changes in worldwide economic conditions that created uncertainty in our outlook as to future taxable income in those particular tax jurisdictions. In 2010, our valuation allowance increased by $6 million on deferred tax assets associated with Brazil and Egypt net operating losses and ceiling test charges. In 2009 and 2008, we provided a valuation allowance of $75 million and $185 million on deferred tax assets primarily associated with Brazil net operating losses and ceiling test charges. We believe it is more likely than not that we will realize the benefit of our deferred tax assets, net of existing valuation allowances, after considering the factors discussed above as well as the tax accrual policy with El Paso, as discussed further in Note 1 of these "Notes to Consolidated Financial Statements."

        Affiliated Taxes.    We are a party to a tax accrual policy with El Paso whereby El Paso files U.S. and certain state returns on our behalf. See Note 11 of these "Notes to Consolidated Financial Statements" for more information.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Financial Instruments

        The following table presents the carrying amounts and estimated fair values of our financial instruments as of December 31:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Long-term debt	$301	$307	$835	$766

Note payable to affiliate	$781	$781	$292	$292

Net assets (liabilities) from price risk management activities
Derivatives with third parties	$243	$243	$153	$153
Derivatives with affiliate	(6)	(6)	(26)	(26)

Net assets from price risk management activities	$237	$237	$127	$127

        As of December 31, 2010 and 2009, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable represent fair value because of the short-term nature of these instruments. As of December 31, 2010, substantially all of the long-term debt balance was attributable to variable rate debt. We estimated the fair value of debt based on quoted market prices for the same or similar issues, including consideration of our credit risk related to these instruments.

        Oil and natural gas derivatives.    We attempt to mitigate a portion of our commodity price risk and stabilize cash flows associated with forecasted sales of oil and natural gas production through the use of oil and natural gas swaps, basis swaps and option contracts. As of December 31, 2010 and 2009, we have oil and natural gas derivatives on 12,240 MBbl and 4,016 MBbl of oil and 283 TBtu and 313 TBtu of natural gas, respectively.

        We use various methods to determine the fair values of our financial instruments. The fair value of a financial instrument depends on a number of factors, including the availability of observable market data over the contractual term of the underlying instrument.

        We separate the fair values of our financial instruments into three levels (Levels 1, 2 and 3) based on our assessment of the availability of observable market data and the significance of non-observable data used to determine fair value. As of December 31, 2010, all of our financial instruments were classified as Level 2, which are based on pricing data representative of quoted prices for similar assets and liabilities in active markets (or identical assets and liabilities in less active markets).

        Our assessment of an instrument within a level can change over time based on the maturity or liquidity of the instrument, which could result in a change in the classification of our financial instruments between other levels, which are described below:

  •
  Level 1 instruments' fair values are based on quoted prices in actively traded markets.

  •
  Level 3 instruments' fair values are partially calculated using pricing data that is similar to Level 2 instruments, but also reflect adjustments for being in less liquid markets or having longer contractual terms.

        Financial Statement Presentation.    The following table presents the fair value of our derivative financial instruments at December 31. We net our derivative assets and liabilities for counterparties

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Financial Instruments (Continued)

where we have a legal right of offset and classify our derivatives as either current or non-current assets or liabilities based on their anticipated settlement date.

	Level 2
	2010	2009
	(In millions)
Assets
Oil and natural gas derivatives	$373	$239
Impact of master netting arrangements	(97)	(70)

Total net assets	276	169

Liabilities
Oil and natural gas derivatives	(136)	(112)
Impact of master netting arrangements	97	70

Total net liabilities	(39)	(42)

Total	$237	$127

        For the years ended December 31, 2010 and 2009, we recognized realized and unrealized net gains on our financial derivatives of $390 million and $687 million, respectively. As of December 31, 2010 and 2009, the balance of our cash flow hedges included in accumulated other comprehensive income consisted of unrealized losses of $11 million and $18 million, respectively, net of income taxes.

        We enter into derivatives directly with third parties and are not currently required to post collateral or other security for credit risk.

        Credit Risk.    We are subject to the risk of loss on our financial instruments that we would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. We maintain credit policies with regard to our counterparties to minimize overall credit risk. These policies require (i) the evaluation of potential counterparties' financial condition (including credit rating) and (ii) the use of master netting agreements that allow for the netting of positive and negative exposures of various contracts associated with a single counterparty. Our assets from price risk management activities at December 31, 2010 represent derivative instruments from ten counterparties; all are financial institutions that have an "investment grade" (minimum Standard & Poor's rating of A or better) credit rating. Subject to the terms of our $1 billion revolving credit facility, collateral or other securities are not exchanged in relation to price risk management activities with the parties in the revolving credit facility.

6.    Property, Plant and Equipment

        Asset Retirement Obligations.    We have legal obligations associated with the retirement of our oil and natural gas wells and related infrastructure. We have obligations to plug wells when production on those wells is exhausted, when we no longer plan to use them or when we abandon them. We accrue a liability on those legal obligations when we can estimate the timing and amount of their settlement and include obligations where we will be legally required to replace, remove or retire the associated assets.

        In estimating the liability associated with our asset retirement obligations, we utilize several assumptions, including credit-adjusted risk-free rates ranging from 6 to 12 percent and a projected inflation rate of 2.5 percent. Changes in estimate represent changes to the expected amount and timing

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.    Property, Plant and Equipment (Continued)

of payments to settle our asset retirement obligations. Typically, these changes primarily result from obtaining new information about the timing of our obligations to plug our oil and natural gas wells and the costs to do so. The net asset retirement liability as of December 31 reported on our balance sheet in other current and non-current liabilities, and the changes in the net liability for the years ended December 31 were as follows:

	2010	2009
	(In millions)
Net asset retirement liability at January 1	$169	$181
Liabilities settled	(26)	(60)
Accretion expense	16	16
Liabilities incurred	2	16
Liabilities transferred to affiliate	(5)	—
Changes in estimate	(21)	16

Net asset retirement liability at December 31	$135	$169

7.    Debt and Available Credit Facilities

        Our long-term debt and available credit facilities consisted of the following at December 31:

Description	Interest Rate	Term	Amount Outstanding
			2010	2009
			(In millions)
$1 billion revolving credit facility	Variable	September 7, 2012	$300	$834
$300 million revolving credit agreement	Variable	December 2011	$0	$0
Senior notes	7.75%	June 1, 2013	1	1

Total			$301	$835

        $1 Billion Revolving Credit Facility.    As of December 31, 2010, we had $700 million of available capacity under this facility. Based on current borrowing levels, we pay interest at LIBOR plus 1.00% on our borrowings and a commitment fee of 0.25% on any unused capacity. This facility is collateralized by certain of our oil and natural gas properties, which are subject to revaluation on a semiannual basis. In November 2010, our existing borrowing base was approved by the banks and as of December 31, 2010, the most recent determination was sufficient to fully support this facility. During the six months ended June 30, 2011, we refinanced our $1.0 billion revolving credit facility to extend its maturity to 2016. Subsequent to December 31, 2010, we borrowed an additional $600 million under our revolving credit facility, the proceeds from which were used to pay amounts outstanding under our affiliated note payable to El Paso. See Note 11 of these "Notes to Consolidated Financial Statements" for a further discussion of our affiliated note payable.

        $300 Million Revolving Credit Agreement.    As of December 31, 2010, we had $300 million of available capacity under our $300 million 364-day secured revolving credit facility that matures in December 2011. We pay LIBOR plus 2.75% for borrowed money and a 0.50% facility fee. This facility is collateralized by certain of our oil and natural gas properties.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    Debt and Available Credit Facilities (Continued)

        The availability of borrowings under the facilities is subject to various conditions, which include compliance with the financial covenants and ratios required by the facilities, absence of default under the facilities, and the continued accuracy of the representations and warranties contained in the facilities. The financial coverage ratios under the facilities require that our EBITDA (as defined in the facilities) to interest expense ratio not be less than 2.0 to 1.0 and our indebtedness (as defined in the facilities) to EBITDA ratio not to exceed 4.0 to 1.0. For the year ended December 31, 2010, we were in compliance with our debt-related covenants.

        A downward revision of our oil and natural gas reserves due to future declines in commodity prices, performance revisions or otherwise, could require a redetermination of the borrowing base and could negatively impact our ability to borrow funds from such facilities in the future.

8.    Commitments and Contingencies

  Legal Proceedings and Other Contingencies

        We and our subsidiaries and affiliates are named defendants in numerous legal proceedings that arise in the ordinary course of our business. There are also other regulatory rules and orders in various stages of adoption, review and/or implementation. For each of these matters, we evaluate the merits of the case or claim, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. While the outcome of these matters, as discussed above, cannot be predicted with certainty and there are still uncertainties related to the costs we may incur, based upon our evaluation and experience to date, we believe that we have established appropriate reserves. It is possible, however, that new information or future developments could require us to reassess our potential exposure related to these matters and adjust our accruals accordingly, and these adjustments could be material. As of December 31, 2010, we had approximately $6 million accrued for all outstanding legal proceedings and other contingent matters.

        Tomlinson, et al. v. El Paso Corporation and El Paso Pension Plan.    In December 2004, a class action lawsuit was filed in federal court in Denver, Colorado by three employees against El Paso and its pension plan. The complaint alleges that the change from a final average earnings formula pension plan to a cash balance pension plan, the method of accrual of benefits under the plan, and the communications about the change violated the Employee Retirement Income Security Act ("ERISA") and the Age Discrimination in Employment Act ("ADEA"). Both former and current EP Energy employees are members of the purported class. EP Energy and El Paso have agreed that, upon the effective date of the spin-off, they will apportion post spin-off attorney's fees and any eventual liability according to the proportional recovery of their respective populations in the Class. The lawsuit was dismissed by the trial court in July 2010. Plaintiffs have appealed to the 10th Circuit Court of Appeals.

        Sales Tax Audits.    As a result of a sales and use tax audit during 2010, the State of Texas has asserted additional taxes for the audit period 2001-2008 for two of our operating entities. The amount being asserted by the state is approximately $60 million. We are currently contesting the assessment and the ultimate outcome is still uncertain. We have recorded reserves as of December 31, 2010 for this matter that we believe are adequate.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Commitments and Contingencies (Continued)

  Environmental Matters

        We are subject to existing federal, state and local laws and regulations governing environmental quality, pollution control and greenhouse gas ("GHG") emissions. The environmental laws and regulations to which we are subject also require us to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites. As of December 31, 2010, we had accrued less than $1 million for related environmental remediation costs associated with onsite, offsite and groundwater technical studies and for related environmental legal costs. Our accrual represents a combination of two estimation methodologies. First, where the most likely outcome can be reasonably estimated, that cost has been accrued. Second, where the most likely outcome cannot be estimated, a range of costs is established and if no one amount in that range is more likely than any other, the lower end of the expected range has been accrued. Our exposure could be as high as $1 million. Previously, we had an additional $10 million of high-end exposure related to Altamont and Bluebell processing plants and related gathering systems, which were sold to El Paso's midstream business. Our environmental remediation projects are in various stages of completion. The liabilities we have recorded reflect our current estimates of amounts that we will expend to remediate these sites. However, depending on the stage of completion or assessment, the ultimate extent of contamination or remediation required may not be known. As additional assessments occur or remediation efforts continue, we may incur additional liabilities.

        Below is a reconciliation of our accrued liability from January 1, 2010 to December 31, 2010 (in millions):

Balance at January 1, 2010	$4
Remediation activities sold to El Paso's midstream business	(4)

Balance at December 31, 2010	$—

        Climate Change and Other Emissions.    There have been various legislative and regulatory proposals at the federal and state levels to address climate change and to regulate GHG emissions. The EPA and several state environmental agencies have already adopted regulations to regulate GHG emissions. Although natural gas as a fuel supply for power generation has the least GHG emissions of any fossil fuel, it is uncertain at this time what impact the existing and proposed regulations will have on the demand for natural gas and on our operations. This will largely depend on what regulations are ultimately adopted, including the level of any emission standards; the amount and costs of allowances, offsets and credits granted; and incentives and subsidies provided to other fossil fuels, nuclear power and renewable energy sources. Although the EPA has adopted a tailoring rule to regulate GHG emissions, it is not expected to materially impact our operations until 2016. However, the tailoring rule is subject to judicial reviews and such reviews could result in the EPA being required to regulate GHG emissions at lower levels that could subject many of our larger facilities to regulation prior to 2016. There have also been various legislative and regulatory proposals at the federal and state levels to address various emissions from coal-fired power plants. Although such proposals will generally favor the use of natural gas-fired power plants over coal-fired power plants, it remains uncertain what regulations will ultimately be adopted and when they will be adopted. In addition, any regulations regulating GHG emissions would likely increase our costs of compliance by requiring us to monitor emissions, install additional equipment to reduce carbon emissions and possibly to purchase emission credits, as well as potentially delay the receipt of permits and other regulatory approvals. While we may be able to include some or all of the costs associated with our environmental liabilities and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Commitments and Contingencies (Continued)

environmental compliance in the prices at which we sell oil, natural gas and NGLs, our ability to recover such costs is uncertain and may depend on events beyond our control.

        Air Quality Regulations.    In August 2010, the EPA finalized a rule that impacts emissions of hazardous air pollutants from reciprocating internal combustion engines and requires us to install emission controls on engines across our operations. Engines subject to the regulations have to be in compliance by October 2013. Based upon that timeframe, we expect that we will begin incurring expenses in late 2010, incurring the majority of the expenditures in 2011 and 2012, and expending any remaining amounts in early 2013. Our current estimated impact is approximately $3 million in capital expenditures over the period from 2010 to 2013. In July 2011, the EPA proposed regulations that would subject oil and gas operations to new source performance standards for volatile organic compound emissions. If adopted, these regulations would require oil and gas operators to employ "green completion" technology to reduce methane emissions during the completion of hydraulically fractured wells.

        Hydraulic Fracturing Regulations.    We use hydraulic fracturing extensively in our operations. Various regulations have been adopted and proposed at the federal, state and local levels to regulate hydraulic fracturing operations. These regulations range from banning or substantially limiting its hydraulic fracturing operations, requiring disclosure of the hydraulic fracturing fluids and requiring additional permits for the use, recycling and disposal of water used in such operations. In addition, various agencies, including the EPA, the DOI and DOE are reviewing changes in their regulations to address the environmental impacts of hydraulic fracturing operations. Until such regulations are implemented, it is uncertain what impact they might have on our operations.

        Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") Matters.    As part of our environmental remediation projects, we have received notice that we could be designated, or have been asked for information to determine whether we could be designated, as a Potentially Responsible Party ("PRP") with respect to one active site under the CERCLA or state equivalents. We have sought to resolve our liability as a PRP at this site through indemnification by third parties and settlements which provide for payment of our allocable share of remediation costs. As of December 31, 2010, we have estimated our share of the remediation costs at this site to be less than $1 million. Because the clean-up costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, and in some cases we have asserted a defense to any liability, our estimates could change. Moreover, liability under the federal CERCLA statute may be joint and several, meaning that we could be required to pay in excess of our pro rata share of remediation costs. Our understanding of the financial strength of other PRPs has been considered, where appropriate, in estimating our liabilities. Accruals for these matters are included in the environmental reserve discussed above.

        It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws, regulations, and orders of regulatory agencies, as well as claims for damages to property and the environment or injuries to employees and other persons resulting from our current or past operations, could result in substantial costs and liabilities in the future. As this information becomes available, or other relevant developments occur, we will adjust our accrual amounts accordingly. While there are still uncertainties related to the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Commitments and Contingencies (Continued)

ultimate costs we may incur, based upon our evaluation and experience to date, we believe our reserves are adequate.

  Lease Obligations

        We lease office space and various equipment under operating lease agreements. As of December 31, 2010, the annual minimum lease payments under non-cancelable future operating lease commitments are approximately $2 million for each of the years 2011 through 2012 and approximately $1 million for 2013 and thereafter. These amounts exclude minimum annual commitments paid by El Paso, which are allocated to us through an overhead allocation. Rental expense for operating leases, including the overhead allocation, is approximately $2 million for each year ended December 31, 2010, 2009 and 2008.

  Other Commercial Commitments

        At December 31, 2010, we have various commercial commitments totaling $179 million primarily related to commitments associated with our drilling activities. Our annual obligations under these arrangements are $41 million in 2011, $34 million in 2012, $21 million in 2013, $18 million in 2014, $17 million in 2015 and $48 million thereafter.

  Guarantees and Indemnification

        We periodically provide indemnification arrangements related to assets or businesses we have sold. These indemnification arrangements include, but are not limited to, indemnification for income taxes, the resolution of existing disputes, environmental matters, and necessary expenditures to ensure the safety and integrity of assets sold. As of December 31, 2010, we had no recorded obligations related to our guarantees and indemnification arrangements. These arrangements had a total stated value of approximately $75 million.

9.    Stock-Based Compensation

        General.    Certain of our direct employees participate in El Paso's stock-based compensation plans. The plan permits the granting of various types of awards including, but not limited to, non-qualified stock options and restricted stock. We are charged by El Paso for stock-based compensation expense related to our direct employees. El Paso also charges us for the allocated costs of certain indirect employees of El Paso (including stock-based compensation) who provide general and administrative services on our behalf and may become our employees in the future. Information presented herein is limited to stock-based compensation associated with our direct employees (see Note 11 for total costs charged to us by El Paso). Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results we would have experienced as an independent, publicly-traded company for the periods presented. Outstanding El Paso equity awards held by our employees will expire at the time of the spin-off. We expect to issue replacement awards based on our common stock at or as soon as administratively practicable.

        Stock based compensation expense is recorded over the requisite service period for each separately vesting portion of the award, net of estimates of forfeitures. If forfeitures differ from estimates, additional adjustments to compensation expense will be required in future periods. For the years ended 2010, 2009, and 2008, total stock-based compensation expense included in operation and maintenance expense was approximately $18 million, $19 million, and $18 million, amounts capitalized as part of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Stock-Based Compensation (Continued)

fixed assets were $5 million, $6 million and $9 million, and we recorded $6 million, $7million and $6 million of income tax benefits. Total unrecognized stock based compensation cost at December 31, 2010 was approximately $14 million, which is expected to be recognized over a weighted average period of 10 months. During the years ended December 31, 2010, 2009, and 2008, options exercised had a total intrinsic value of $2 million, less than $1 million, and $2 million, respectively, and the fair value of restricted shares was $12 million, $5 million, and $10 million, respectively.

        Non-Qualified stock options.    El Paso grants non-qualified stock options to our employees at an exercise price equal to the market value of El Paso's stock on the grant date. The stock option awards have contractual terms of 10 years and generally have vested in equal amounts over three years from the grant date. Dividends are not paid on unexercised options. Proceeds upon exercise are paid directly to El Paso by our employees. A summary of stock option transactions for the year ended December 31, 2010 is presented below:

	# Shares Underlying Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	(In millions)
Outstanding at December 31, 2009	7,241,901	$15.21
Granted	2,505,433	$11.09
Exercised	(394,419)	$7.67
Forfeited or canceled	(729,554)	$9.83
Expired	(404,748)	$26.29

Outstanding at December 31, 2010	8,218,613	$14.25	7.01	$24

Vested at December 31, 2010 or expected to vest in the future	8,005,437	$14.36	6.97	$23

Exercisable at December 31, 2010	3,955,089	$18.86	5.20	$7

        Fair Value Assumptions.    The fair value of each stock option granted is estimated on the date of grant using a Black-Scholes option-pricing model based on several assumptions. These assumptions are based on El Paso management's best estimate at the time of grant. For the years ended December 31, 2010, 2009 and 2008 the weighted average grant date fair value per share of options granted was $4.54, $2.96 and $5.69.

        Listed below is the weighted average of each assumption based on grants in each fiscal year:

	2010	2009	2008
Expected Term in Years	6.0	6.0	6.0
Expected Volatility	40%	54%	35%
Expected Dividends	0.5%	1.5%	1.0%
Risk-Free Interest Rate	2.9%	2.0%	2.8%

        The expected volatility estimates are based on an analysis of implied volatilities from traded options on El Paso's common stock and from their historical stock price volatility over the expected term, adjusted for certain time periods that they believe are not representative of future stock

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Stock-Based Compensation (Continued)

performance. The estimated expected term of the option awards are based on the vesting period and average remaining contractual term, referred to as the "simplified method." This method is used to provide a reasonable basis for estimating the expected term based on insufficient historical data prior to 2006 primarily due to significant changes in the composition of employees receiving stock-based compensation awards.

        Restricted Stock.    El Paso may grant shares of restricted common stock, which carry voting and dividend rights, to our employees. Sale or transfer of these shares is restricted until they vest. The fair value of the restricted shares is determined on the grant date and these shares generally have vested in equal amounts over three years from the date of the grant. A summary of the changes in non-vested restricted shares for the year ended December 31, 2010 is presented below:

Nonvested Shares	# Shares	Weighted Average Grant Date Fair Value per Share
Nonvested at December 31, 2009	2,035,648	$9.63
Granted	1,061,051	$11.09
Vested	(1,030,339)	$10.71
Forfeited	(297,783)	$9.64

Nonvested at December 31, 2010	1,768,577	$9.87

        The weighted average grant date fair value per share for restricted stock granted during 2010, 2009 and 2008 was $11.09, $6.49 and $14.19, respectively.

10.    Investments in Unconsolidated Affiliates

        Four Star Oil & Gas Company ("Four Star"). We account for our investment using the equity method of accounting and report our proportionate share of Four Star's earnings as earnings from unconsolidated affiliates on our income statement, net of amortization of the excess of our underlying equity in the net assets. We hold an approximate 49 percent ownership investment in Four Star. We amortize our investment in excess of our underlying equity in the net assets of Four Star using the unit-of-production method over the life of our estimate of Four Star's oil and natural gas reserves. We recorded $38 million, $48 million and $53 million during the years ended December 31, 2010, 2009 and 2008 to amortize our investment in excess of the underlying equity in the net assets of the investment. During 2008, we recorded an other than temporary impairment of our investment in Four Star of $125 million based on a decrease in its fair value that resulted from declining commodity prices. Our investment in Four Star was greater than our equity in the net assets by $306 million and $344 million at December 31, 2010 and 2009. We received dividends of $50 million, $45 million and $80 million from Four Star in 2010, 2009 and 2008. Below is summarized financial information reflecting our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Investments in Unconsolidated Affiliates (Continued)

proportionate share of the financial position and operating results of Four Star as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, respectively.

	For the year ended December 31,
	2010	2009	2008
	(In millions)
Operating results data:
Operating revenues	$114	$104	$218
Operating expenses	72	71	89
Net income	31	18	85

	As of December 31,
	2010	2009
	(In millions)
Financial position data:
Current assets	39	43
Non-current assets	149	163
Current liabilities	26	32
Non-current liabilities	75	64
Equity in net assets	87	109

        Black Warrior Transmission Corporation.    We hold a 50 percent ownership interest in Black Warrior Transmission Corporation and account for this investment using the equity method of accounting. Our investment was $6 million as of December 31, 2010 and 2009. We recognized equity losses of less than $0.1 million for each of the years ended December 31, 2010 and 2009 and equity earnings of less than $0.1 million for the year ended December 31, 2008 from this unconsolidated affiliate.

11.    Related Party Transactions

        Cash Management Program.    Subject to limitations in our credit facility, we participate in El Paso's cash management program, which matches short-term cash surpluses and needs of its participating affiliates, thus minimizing total borrowings from outside sources by El Paso. At December 31, 2010, we had a note payable to El Paso of approximately $781 million that is due upon demand. However, we are not required to settle within the next 12 months and, therefore, classified this payable as non-current on our balance sheet, unless a significant event occurs, such as a separation from El Paso. The interest rate under the cash management program was 1.52% at December 31, 2010, 1.48% at December 31, 2009 and 3.2% at December 31, 2008. Subsequent to December 31, 2010, we made net payments on our note payable to El Paso, reducing our outstanding amount to $86 million as of August 10, 2011.

        Other Affiliated Transactions.    During the ordinary course of conducting our business, we enter into transactions with affiliates primarily related to the sale, transport and hedging of our natural gas, oil

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Related Party Transactions (Continued)

and NGL production. The following table shows revenues and charges to/from our affiliates for the years ended December 31:

	2010	2009	2008
	(In millions)
Operating revenues	$746	$545	$1,423
Operating expenses	132	92	96
Reimbursements of operating expenses	2	2	5
  •
  El Paso Marketing.  We sell our natural gas primarily to El Paso Marketing, L.P. at spot market prices. Substantially all of our affiliated accounts receivable at December 31, 2010 and 2009 related to sales of natural gas to El Paso Marketing, L.P. We are also a party to a hedging contract with El Paso Marketing, L.P. Gains and losses on these hedges are included in our affiliated operating revenues.

  •
  El Paso.  El Paso bills us directly for certain general and administrative costs and allocates a portion of its general and administrative costs to us. This allocation is based on the estimated level of resources devoted to our operations and the relative size of our earnings before interest and taxes, gross property and payroll. These expenses are primarily related to management, legal, financial, tax, consultative, administrative and other services, including employee benefits, pension benefits, annual incentive bonuses, rent, insurance, and information technology. El Paso currently bills us directly for compensation expense related to certain stock-based compensation awards granted directly to our employees, and allocates to us our proportionate share of El Paso's corporate compensation expense. General and administrative costs are included in our operation and maintenance expenses.

  •
  El Paso Pipelines.  We contract for services with El Paso's regulated interstate pipelines that provide transportation and related services for our natural gas production. At December 31, 2010 and 2009, we had contractual deposits of $7 million, respectively, with El Paso's regulated interstate pipelines.

        Taxes.    We are party to a tax accrual policy with El Paso whereby El Paso files U.S. and certain state tax returns on our behalf, as further described in Note 1 of these "Notes to Consolidated Financial Statements." At December 31, 2010, we had federal income tax receivables of $89 million, state income taxes payable of $1 million and foreign income taxes payable of $3 million. At December 31, 2009, we had federal income tax payable of $79 million, state income taxes payable of $6 million and foreign income taxes payable of $3 million. These assets and liabilities are recorded as current assets and current liabilities on our balance sheets. The majority of these balances will become payable to or receivable from El Paso under the tax accrual policy.

        Pension and Retirement Benefits.    El Paso maintains a primary pension plan that is a defined benefit plan that covers substantially all of our employees and provides benefits under a cash balance formula. El Paso also maintains a defined contribution plan covering all of our employees. El Paso matches 75 percent of participant basic contributions up to 6 percent of eligible compensation and can also make additional discretionary matching contributions. El Paso is responsible for benefits accrued under these plans and allocates our related costs to us.

        Other Postretirement Benefits.    El Paso provides limited postretirement life insurance benefits for current and retired employees. El Paso is responsible for benefits accrued under its plan and allocates the related costs to its affiliates. We do not provide subsidized postretirement medical benefits.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

        EP Energy is engaged in the exploration for, and the acquisition, development and production of oil, natural gas and NGL, in the United States ("U.S."), Brazil and Egypt:

        Capitalized Costs.    Capitalized costs relating to oil and natural gas producing activities and related accumulated depreciation, depletion and amortization were as follows at December 31 (in millions):

	U.S.	Brazil and Egypt(1)	Worldwide
2010 Consolidated:
Oil and natural gas properties:
Costs subject to amortization	$19,676	$1,091	$20,767
Costs not subject to amortization	537	248	785

	20,213	1,339	21,552
Less accumulated depreciation, depletion and amortization	16,993	902	17,895

Net capitalized costs	$3,220	$437	$3,657

2010 Unconsolidated Affiliate—Four Star(2):
Oil and natural gas properties	$614	$—	$614
Less accumulated depreciation, depletion and amortization	466	—	466

Net capitalized costs	$148	$—	$148

2009 Consolidated:
Oil and natural gas properties:
Costs subject to amortization	$19,161	$1,055	$20,216
Costs not subject to amortization	256	214	470

	19,417	1,269	20,686
Less accumulated depreciation, depletion and amortization	16,921	867	17,788

Net capitalized costs	$2,496	$402	$2,898

2009 Unconsolidated Affiliate—Four Star(2):
Oil and natural gas properties	$594	$—	$594
Less accumulated depreciation, depletion and amortization	436	—	436

Net capitalized costs	$158	$—	$158

(1)
Capitalized costs for Egypt were $66 million and $70 million as of December 31, 2010 and 2009.

(2)
Amounts represent our approximate 49 percent equity interest in the underlying oil and gas assets of Four Star. Four Star applies the successful efforts method of accounting for its oil and gas properties.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

        Total Costs Incurred.    Costs incurred in oil and natural gas producing activities, whether capitalized or expensed, were as follows for the year ended December 31 (in millions):

	U.S.	Brazil and Egypt(1)	Worldwide
2010 Consolidated:
Property acquisition costs:
Proved properties	$51	$—	$51
Unproved properties	269	—	269
Exploration costs	600	58	658
Development costs	276	28	304

Costs expended	1,196	86	1,282
Asset retirement obligation costs	7	—	7

Total costs incurred	$1,203	$86	$1,289

2010 Unconsolidated Affiliate—Four Star(2):
Development costs expended	$20	$—	$20

2009 Consolidated:
Property acquisition costs:
Proved properties	$87	$—	$87
Unproved properties	89	51	140
Exploration costs	355	67	422
Development costs	324	118	442

Costs expended	855	236	1,091
Asset retirement obligation costs	36	6	42

Total costs incurred	$891	$242	$1,133

2009 Unconsolidated Affiliate—Four Star(2):
Development costs expended	$10	$—	$10

2008 Consolidated:
Property acquisition costs:
Proved properties	$51	$—	$51
Unproved properties	74	1	75
Exploration costs	438	104	542
Development costs	938	93	1,031

Costs expended	1,501	198	1,699
Asset retirement obligation costs	19	—	19

Total costs incurred	$1,520	$198	$1,718

(1)
Costs incurred for Egypt were $20 million, $81 million and $26 million for the years ended December 31, 2010, 2009 and 2008.

(2)
Amounts represent our approximate 49 percent equity interest in the underlying costs incurred by Four Star.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

        Pursuant to the full cost method of accounting, we capitalize certain general and administrative expenses directly related to property acquisition, exploration and development activities and interest costs incurred and attributable to unproved oil and gas properties and major development projects of oil and gas properties. The table above includes capitalized internal general and administrative costs incurred in connection with the acquisition, development and exploration of oil and natural gas reserves of $81 million, $80 million and $85 million for the years ended December 31, 2010, 2009 and 2008. We also capitalized interest of $9 million, $7 million and $29 million for the years ended December 31, 2010, 2009 and 2008.

        In our December 31, 2010 reserve report, the amounts estimated to be spent in 2011, 2012 and 2013 to develop our consolidated worldwide proved undeveloped reserves are $597 million, $616 million and $512 million.

        Unevaluated Capitalized Costs.    We exclude capitalized costs of oil and natural gas properties from amortization that are in various stages of evaluation or are part of a major development project. We expect these costs to be included in the amortization calculation in the next three to five years.

        Presented below is an analysis of the capitalized costs of oil and natural gas properties by year of expenditures that are not being amortized as of December 31, 2010 pending determination of proved reserves (in millions):

		Costs Excluded for Years Ended December 31(1)
	Cumulative Balance December 31, 2010				Cumulative Balance January 1, 2008
		2010	2009	2008
U.S.
Acquisition	$407	$257	$72	$43	$35
Exploration	130	109	15	5	1

Total U.S.	537	366	87	48	36

Brazil &Egypt
Acquisition	45	5	35	1	4
Exploration	203	52	22	31	98

Total Brazil & Egypt(2)	248	57	57	32	102

Worldwide	$785	$423	$144	$80	$138

(1)
Includes capitalized interest of $8 million, $5 million and $4 million for the years ended December 31, 2010, 2009 and 2008.

(2)
Includes $66 million related to Egypt at December 31, 2010.

        Our unevaluated costs in Brazil include approximately $94 million related to our major development project in the Pinauna field. These costs relate to exploratory drilling in 2007 which led to a discovery of hydrocarbons that will be used as fuel in the development of the Pinauna project. We are currently working to obtain environmental permits to develop the project and have experienced delays in obtaining these permits due to a number of factors, including changes in government and additional regulatory inquiries resulting indirectly from the Gulf of Mexico spill in 2010. We currently anticipate we will receive a decision on our preliminary license request during late 2011 allowing us to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

proceed with development activities. Additionally, we expect to begin including unevaluated Pinauna project costs in the amortizable base in 2014 as the project is evaluated. However, we could experience additional delays of our development activities. Prior to the completion of our evaluation, we expect that our unevaluated Pinauna project costs will continue to be held outside of the amortizable base of the Brazilian full-cost pool. All of our unevaluated costs, including those related to the Pinauna project, are assessed periodically for impairment. In June 2011, we released $44 million of these unevaluated capitalized costs to our Brazilian full cost pool upon the completion of our evaluation of an exploratory well drilled in 2009.

        Oil and Natural Gas Reserves.    Net quantities of proved developed and undeveloped reserves of natural gas and NGL, oil and condensate, and changes in these reserves at December 31, 2010 presented in the tables below are based on our internal reserve report. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate. Our 2009 consolidated proved reserves were consistent with estimates of proved reserves filed with other federal agencies in 2010 except for differences of less than five percent resulting from actual production, acquisitions, property sales, necessary reserve revisions and additions to reflect actual experience.

        Ryder Scott Company, L.P. ("Ryder Scott"), conducted an audit of the estimates of the proved reserves prepared by us as of December 31, 2010. In connection with its audit, Ryder Scott reviewed 86 percent of the properties associated with our proved reserves on a natural gas equivalent basis, representing 88 percent of the total discounted future net cash flows of these proved reserves. Ryder Scott also conducted an audit of the estimates we prepared of the proved reserves of Four Star as of December 31, 2010. In connection with the audit of these proved reserves, Ryder Scott reviewed 86 percent of the properties associated with Four Star's total proved reserves on a natural gas equivalent basis, representing 86 percent of the total discounted future net cash flows. For the reviewed

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

properties, our overall proved reserves estimates are within 10 percent of Ryder Scott's estimates. Ryder Scott's report is included as an exhibit to this information statement.

				Oil and Condensate (in MBbls)			NGL (in MBbls)
	Natural Gas (in Bcf)
								Equivalent Volumes (in Bcfe)
	U.S.	Brazil	Worldwide	U.S.	Brazil	Worldwide	U.S.
Consolidated:
January 1, 2008	2,248	51	2,299	49,674	32,710	82,384	10,114	2,853
Revisions due to prices	(136)	(1)	(137)	(26,018)	(29,406)	(55,424)	(985)	(476)
Revisions other than price	(52)	—	(52)	(2,546)	—	(2,546)	(891)	(72)
Extensions and discoveries(1)	475	—	475	16,468	—	16,468	456	577
Purchases of reserves in place(1)	10	—	10	1,295	—	1,295	68	18
Sales of reserves in place(1)	(224)	—	(224)	(10,440)	—	(10,440)	(2,754)	(303)
Production	(230)	(3)	(233)	(4,523)	(124)	(4,647)	(1,849)	(272)

December 31, 2008	2,091	47	2,138	23,910	3,180	27,090	4,159	2,325

Revisions due to prices	(138)	(2)	(140)	13,336	(380)	12,956	(3,552)	(84)
Revisions other than price	(36)	(6)	(42)	3,477	(640)	2,837	1,511	(16)
Extensions and discoveries(2)	380	70	450	18,089	2,136	20,225	16	572
Purchases of reserves in place(2)	19	—	19	7,343	—	7,343	—	63
Sales of reserves in place(2)	(49)	—	(49)	(1,328)	—	(1,328)	(260)	(59)
Production	(215)	(4)	(219)	(3,978)	(100)	(4,078)	(1,570)	(252)

December 31, 2009	2,052	105	2,157	60,849	4,196	65,045	304	2,549

Revisions due to prices	108	3	111	8,719	88	8,807	105	164
Revisions other than price	(58)	(13)	(71)	7,873	(1,246)	6,627	6,977	11
Extensions and discoveries(3)	506	—	506	28,141	—	28,141	3,088	693
Purchases of reserves in place(3)	25	—	25	3,045	—	3,045	—	43
Sales of reserves in place(3)	(21)	—	(21)	(1,024)	—	(1,024)	—	(27)
Production	(216)	(10)	(226)	(4,363)	(384)	(4,747)	(1,423)	(263)

December 31, 2010	2,396	85	2,481	103,240	2,654	105,894	9,051	3,170

Unconsolidated
Affiliate—Four Star(2):
January 1, 2009	176	—	176	2,199	—	2,199	5,518	222
Revisions due to prices	(9)	—	(9)	23	—	23	(40)	(9)
Revisions other than price	10	—	10	100	—	100	456	13
Extensions and discoveries	1	—	1	4	—	4	8	1
Production	(20)	—	(20)	(419)	—	(419)	(678)	(26)

December 31, 2009	158	—	158	1,907	—	1,907	5,264	201

Revisions due to prices	8	—	8	44	—	44	87	9
Revisions other than price	6	—	6	36	—	36	(325)	4
Extensions and discoveries	—	—	—	—	—	—	5	—
Production	(17)	—	(17)	(364)	—	(364)	(573)	(22)

December 31, 2010	155	—	155	1,623	—	1,623	4,458	192

Total Combined:
December 31, 2009	2,210	105	2,315	62,756	4,196	66,952	5,568	2,750

December 31, 2010	2,551	85	2,636	104,863	2,654	107,517	13,509	3,362

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

				Oil and Condensate (in MBbls)			NGL (in MBbls)
	Natural Gas (in Bcf)
								Equivalent Volumes (in Bcfe)
	U.S.	Brazil	Worldwide	U.S.	Brazil	Worldwide	U.S.
Consolidated:
Proved developed reserves:
Beginning of year	1,441	91	1,532	26,588	3,212	29,800	304	1,713
End of year	1,559	75	1,634	38,278	2,403	40,681	6,096	1,914
Proved undeveloped reserves:
Beginning of year	610	14	624	34,261	984	35,245	—	836
End of year	837	10	847	64,962	251	65,213	2,955	1,256
Unconsolidated Affiliate—Four Star:
Proved developed reserves:
Beginning of year	135	—	135	1,860	—	1,860	4,295	172
End of year	129	—	129	1,574	—	1,574	3,483	159
Proved undeveloped reserves:
Beginning of year	23	—	23	47	—	47	969	29
End of year	26	—	26	49	—	49	975	32
Total Combined:
Proved developed reserves:
Beginning of year	1,577	91	1,668	28,448	3,212	31,660	4,599	1,885
End of year	1,688	75	1,763	39,852	2,403	42,255	9,579	2,074
Proved undeveloped reserves:
Beginning of year	633	14	647	34,308	984	35,292	969	865
End of year	863	10	873	65,011	251	65,262	3,930	1,288

(1)
In 2008, of the 577 Bcfe of extensions and discoveries, 201 Bcfe related to the Raton area in northern New Mexico and 132 Bcfe related to the Rockies. However, approximately 130 Bcfe of the 132 Bcfe related to the Rockies was also recorded as a pricing revision due to unfavorable commodity prices at December 31, 2008. We also had 99 Bcfe of extensions and discoveries related to the Arklatex area, 38 Bcfe related to the McCook area and 31 Bcfe related to the Zapata area, both in the south Texas area and 22 Bcfe related to High Island in the Gulf of Mexico. In 2008, we acquired interests in domestic oil and natural gas producing properties located in the Western and Central divisions. We also sold domestic oil and natural gas properties located primarily in the Gulf of Mexico.

(2)
In 2009, of the 572 Bcfe of extensions and discoveries, 301 Bcfe related to the Central division, of which, 208 Bcfe related to the Haynesville Shale and 70 Bcfe related to the Holly/Kingston fields. We also had 147 Bcfe of extensions and discoveries related to Altamont in the Western division and 83 Bcfe related to the Camarupim Field in Brazil. In addition, 41 Bcfe of extensions and discoveries related to the Southern division, of which, 14 Bcfe related to Eugene Island 364/365 in the Gulf of Mexico and 12 Bcfe related to the Wilcox area in South Texas. In 2009, we acquired interests in domestic oil and natural gas producing properties located in the Western division. We also sold domestic natural gas producing properties located in the Central and Western divisions.

(3)
In 2010, of the 693 Bcfe of extensions and discoveries, 452 Bcfe related to the Central division, of which, 425 Bcfe related to the Haynesville Shale area. There were 238 Bcfe of extensions and discoveries in the Southern division with 187 Bcfe of that coming from the Eagle Ford Shale. The Western division accounted for 3 Bcfe of extensions and discoveries and there were no extensions and discoveries in the International division.

        In January 2010, the Financial Accounting Standards Board updated accounting standards on extractive activities for oil and gas to align the oil and gas reserve estimation and disclosures with the requirements in the SEC's final rule on Modernization of Oil and Gas Reserve Reporting, which was effective December 31, 2009. Among other things, the new standard revised the definition of proved reserves and required us to use a 12-month average price to estimate proved reserves rather than a period end spot price as required in prior periods. The 12-month average price is calculated as the unweighted arithmetic average of the spot price on the first day of each month within the 12-month period prior to the end of the reporting period. The first day 12-month average U.S. price used to

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

estimate our proved reserves at December 31, 2010 was $4.38 per MMBtu for natural gas and $79.43 per barrel of oil.

        All estimates of proved reserves are determined according to the rules prescribed by the SEC in existence at the time estimates were made. These rules require that the standard of "reasonable certainty" be applied to proved reserve estimates, which is defined as having a high degree of confidence that the quantities will be recovered. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as more technical and economic data becomes available, a positive or upward revision or no revision is much more likely than a negative or downward revision. Estimates are subject to revision based upon a number of factors, including many factors beyond our control such as reservoir performance, prices, economic conditions and government restrictions. In addition, as a result of drilling, testing and production subsequent to the date of an estimate may justify revision of that estimate.

        Reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. Estimating quantities of proved oil and natural gas reserves is a complex process that involves significant interpretations and assumptions and cannot be measured in an exact manner. It requires interpretations and judgment of available technical data, including the evaluation of available geological, geophysical, and engineering data. The accuracy of any reserve estimate is highly dependent on the quality of available data, the accuracy of the assumptions on which they are based upon economic factors, such as oil and natural gas prices, production costs, severance and excise taxes, capital expenditures, workover and remedial costs, and the assumed effects of governmental regulation. In addition, due to the lack of substantial, if any, production data, there are greater uncertainties in estimating proved undeveloped reserves, proved developed non-producing reserves and proved developed reserves that are early in their production life. As a result, our reserve estimates are inherently imprecise.

        The meaningfulness of reserve estimates is highly dependent on the accuracy of the assumptions on which they were based. In general, the volume of production from oil and natural gas properties we own declines as reserves are depleted. Except to the extent we conduct successful exploration and development activities or acquire additional properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Subsequent to December 31, 2010, there have been no major discoveries or other events, favorable or otherwise, that may be considered to have caused a significant change in our estimated proved reserves.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

        Results of Operations.    Results of operations for oil and natural gas producing activities by fiscal year were as follows at December 31 (in millions):

	U.S.	Brazil and Egypt	Worldwide
2010 Consolidated:
Net Revenues(1)
Sales to external customers	$551	$86	$637
Affiliated sales	743	—	743

Total	1,294	86	1,380
Cost of products and services(2)	(81)	(5)	(86)
Production costs(3)	(218)	(46)	(264)
Ceiling test charges(4)	—	(25)	(25)
Depreciation, depletion and amortization	(432)	(28)	(460)

	563	(18)	545
Income tax expense	(204)	—	(204)

Results of operations from producing activities	$359	$(18)	$341

Depreciation, depletion and amortization ($/Mcfe)(5)	$1.72	$2.33	$1.75

2010 Unconsolidated Affiliate—Four Star(6):
Net Revenues—Sales to external customers(1)	$119	$—	$119

Cost of products and services	(4)	—	(4)
Production costs(3)	(36)	—	(36)
Depreciation, depletion and amortization	(28)	—	(28)
Asset impairment	(4)	—	(4)

	47	—	47
Income tax expense	(17)	—	(17)

Results of operations from producing activities	$30	$—	$30

Depreciation, depletion and amortization ($/Mcfe)(7)	$1.24	$—	$1.24

2009 Consolidated:
Net Revenues(1)
Sales to external customers	$534	$25	$559
Affiliated sales	538	—	538

Total	1,072	25	1,097
Cost of products and services(2)	(72)	(5)	(77)
Production costs(3)	(226)	(26)	(252)
Ceiling test charges(4)	(2,031)	(92)	(2,123)
Depreciation, depletion and amortization	(415)	(9)	(424)

	(1,672)	(107)	(1,779)
Income tax benefit	605	—	605

Results of operations from producing activities	$(1,067)	$(107)	$(1,174)

Depreciation, depletion and amortization ($/Mcfe)(5)	$1.67	$2.13	$1.68

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

	U.S.	Brazil and Egypt	Worldwide
2009 Unconsolidated Affiliate—Four Star(7):
Net Revenues—Sales to external customers(1)	$100	$—	$100

Cost of products and services(2)	(6)	—	(6)
Production costs(3)	(37)	—	(37)
Depreciation, depletion and amortization	(29)	—	(29)

	28	—	28
Income tax expense	(10)	—	(10)

Results of operations from producing activities	$18	$—	$18

Depreciation, depletion and amortization ($/Mcfe)(7)	$1.09	$—	$1.09

2008 Consolidated:
Net Revenues(1)
Sales to external customers	$951	$20	$971
Affiliated sales	1,421	—	1,421

Total	2,372	20	2,392
Cost of products and services(2)	(79)	—	(79)
Production costs(3)	(354)	(9)	(363)
Ceiling test charges(4)	(2,181)	(488)	(2,669)
Depreciation, depletion and amortization	(768)	(14)	(782)

	(1,010)	(491)	(1,501)
Income tax expense (benefit)(8)	364	—	364

Results of operations from producing activities	$(646)	$(491)	$(1,137)

Depreciation, depletion and amortization ($/Mcfe)(5)	$2.87	$3.62	$2.88

(1)
Excludes the effects of oil and natural gas derivative contracts.

(2)
Cost of products and services consists of transportation costs and divisional general and administrative expenses of $13 million and $11 million in 2010 and 2009 and only transportation costs in 2008.

(3)
Production costs include lease-operating costs and production related taxes, including ad valorem and severance taxes.

(4)
Includes $25 million, $34 million and $9 million related to Egypt for the years ended December 31, 2010, 2009 and 2008.

(5)
These amounts represent depreciation, depletion and amortization for unit of production only and include accretion expense on asset retirement obligations of $0.06/Mcfe in 2010 and 2009, respectively, and $0.05/Mcfe in 2008.

(6)
Results do not include amortization of $38 million related to cost in excess of our equity interest in the underlying net assets of Four Star.

(7)
Includes accretion expense on asset retirement obligations of $0.14/Mcfe in 2010 and $0.13/Mcfe in 2009.

(8)
See Note 4 to these "Notes to Consolidated Financial Statements" for a description of the deferred tax valuation allowance recorded in 2008 associated with our Brazil net operating losses and ceiling test charge.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

        Standardized Measure of Discounted Future Net Cash Flows.    The standardized measure of discounted future net cash flows relating to our consolidated proved oil and natural gas reserves at December 31 is as follows (in millions):

	U.S.	Brazil	Worldwide
2010 Consolidated:
Future cash inflows(1)	$17,145	$659	$17,804
Future production costs	(4,768)	(325)	(5,093)
Future development costs	(3,249)	(67)	(3,316)
Future income tax expenses	(2,403)	(9)	(2,412)

Future net cash flows	6,725	258	6,983
10% annual discount for estimated timing of cash flows	(2,905)	(77)	(2,982)

Standardized measure of discounted future net cash flows	$3,820	$181	$4,001

2010 Unconsolidated Affiliate—Four Star(2):
Future cash inflows(1)	$943	$—	$943
Future production costs	(404)	—	(404)
Future development costs	(34)	—	(34)
Future income tax expenses	(192)	—	(192)

Future net cash flows	313	—	313
10% annual discount for estimated timing of cash flows	(131)	—	(131)

Standardized measure of discounted future net cash flows	$182	$—	$182

2009 Consolidated:
Future cash inflows(1)	$10,058	$714	$10,772
Future production costs	(3,531)	(339)	(3,870)
Future development costs	(1,698)	(108)	(1,806)
Future income tax expenses	(511)	(17)	(528)

Future net cash flows	4,318	250	4,568
10% annual discount for estimated timing of cash flows	(1,744)	(82)	(1,826)

Standardized measure of discounted future net cash flows	$2,574	$168	$2,742

2009 Unconsolidated Affiliate—Four Star(2):
Future cash inflows(1)	$855	$—	$855
Future production costs	(394)	—	(394)
Future development costs	(32)	—	(32)
Future income tax expenses	(157)	—	(157)

Future net cash flows	272	—	272
10% annual discount for estimated timing of cash flows	(110)	—	(110)

Standardized measure of discounted future net cash flows	$162	$—	$162

2008 Consolidated:
Future cash inflows(1)	$11,667	$242	$11,909
Future production costs	(3,495)	(45)	(3,540)
Future development costs	(1,406)	(65)	(1,471)
Future income tax expenses	(1,152)	(20)	(1,172)

Future net cash flows	5,614	112	5,726
10% annual discount for estimated timing of cash flows	(2,274)	(56)	(2,330)

Standardized measure of discounted future net cash flows	$3,340	$56	$3,396

2008 Unconsolidated Affiliate—Four Star(2)	$396	$—	$396

(1)
The company had no commodity-based derivative contracts designated as accounting hedges at December 31, 2010, 2009 and 2008. Amounts also exclude the impact on future net cash flows of derivatives not designated as accounting hedges.

(2)
Amounts represent our approximate 49 percent equity interest in Four Star.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Oil and Natural Gas Operations (Unaudited)

        For the calculations in the preceding table, estimated future cash inflows from estimated future production of proved reserves as of December 31, 2010 were computed using a first day 12-month average U.S. price of $4.38 per MMBtu for natural gas and $79.43 per barrel of oil. The 12-month average price is calculated as the unweighted arithmetic average of the price on the first day of each month within the 12-month period prior to the end of the reporting period.

        Changes in Standardized Measure of Discounted Future Net Cash Flows.    The following are the principal sources of change in our consolidated worldwide standardized measure of discounted future net cash flows (in millions):

	Years Ended December 31,(1)
	2010	2009	2008
	(In millions)
Consolidated:
Sales and transfers of oil and natural gas produced net of production costs	$(1,042)	$(779)	$(2,059)
Net changes in prices and production costs	1,734	(1,455)	(3,380)
Extensions, discoveries and improved recovery, less related costs	986	646	1,136
Changes in estimated future development costs	(226)	45	342
Previously estimated development costs incurred during the period	199	186	141
Revision of previous quantity estimates	315	(94)	(887)
Accretion of discount	220	310	622
Net change in income taxes	(934)	246	1,458
Purchases of reserves in place	73	121	36
Sales of reserves in place	(47)	(79)	(603)
Change in production rates, timing and other	(19)	199	(244)

Net change	$1,259	$(654)	$(3,438)

Unconsolidated Affiliate—Four Star:
Sales and transfers of oil and natural gas produced net of production costs	$(83)	$(137)
Net changes in prices and production costs	70	(351)
Extensions, discoveries and improved recovery, less related costs	1	1
Changes in estimated future development costs	(1)	22
Revision of previous quantity estimates	16	5
Accretion of discount	18	57
Net change in income taxes	(16)	137
Change in production rates, timing and other	15	32

Net change	$20	$(234)

(1)
This disclosure reflects changes in the standardized measure calculation excluding the effects of hedging activities.

SCHEDULE II

EP ENERGY CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2010, 2009 and 2008

(In millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses		Deductions	Charged to Other Accounts	Balance at End of Period
2010
Allowance for doubtful accounts
Customer	$3	$(1)		$(1)	$(1)	$—
Other	7	—		—	—	7
Valuation allowance on deferred tax assets	284	7	(1)	—	—	291
Legal reserves	3	4		(1)	—	6
Environmental reserves	4	—		—	(4)	—
2009
Allowance for doubtful accounts
Customer	$1	$—		$—	$2	$3
Other	7	1		(1)	—	7
Valuation allowance on deferred tax assets	209	75	(2)	—	—	284
Legal reserves	4	—		—	(1)	3
Environmental reserves	5	—		(1)	—	4
2008
Allowance for doubtful accounts
Customer	$2	$—		$(1)	$—	$1
Other	5	2		—	—	7
Valuation allowance on deferred tax assets	24	185	(2)	—	—	209
Legal reserves	25	(20)		(1)	—	4
Environmental reserves	6	—		(1)	—	5

(1)
Amounts reflect valuation allowances primarily associated with Brazil and Egypt net operating losses.

(2)
Amounts reflect valuation allowances primarily associated with Brazil and Egypt net operating losses and ceiling test charges.

EP ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2011	2010
Operating revenues
Natural gas	$497	$516
Oil and condensate	236	164
Natural gas liquids	28	34
Realized and unrealized gains on financial derivatives	23	284
Other	1	18

	785	1,016

Operating expenses
Cost of products	—	15
Transportation costs	38	36
Operation and maintenance	198	189
Depreciation, depletion and amortization	280	235
Ceiling test charges	—	2
Taxes, other than income	49	49

	565	526

Operating income	220	490
Loss from unconsolidated affiliates	(1)	(1)
Other income	—	4
Interest expense, net of capitalized interest of $6 in 2011 and $4 in 2010
Third party	(2)	(7)
Affiliated	(4)	(2)

Income before income taxes	213	484
Income tax expense	61	169

Net income	$152	$315

See accompanying notes.

EP ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2011	2010
Net income	$152	$315

Net losses from cash flow hedging activities:
Reclassification adjustments for changes in initial value to the settlement date (net of income taxes of $2 in 2011 and $2 in 2010)	(4)	(4)

Other comprehensive loss	(4)	(4)

Comprehensive income	$148	$311

See accompanying notes.

EP ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)

(Unaudited)

	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$34	$74
Accounts receivable
Customer, net of allowance of $1 in 2011 and $3 in 2010	109	78
Affiliates	171	170
Other, net of allowance of $7 in both periods 2011 and 2010	33	38
Materials and supplies	35	39
Income tax receivable from affiliates	75	89
Assets from price risk management activities	185	247
Other	15	25

Total current assets	657	760

Property, plant and equipment, at cost
Natural gas and oil properties
Proved properties—full cost method	21,477	20,771
Unevaluated costs excluded from amortization	715	785
Other	139	136

	22,331	21,692
Less accumulated depreciation, depletion and amortization	(18,141)	(17,968)

Total property, plant and equipment, net	4,190	3,724

Investments in unconsolidated affiliates	372	399

Assets from price risk management activities	18	29

Deferred income taxes	15	19

Other	15	11

Total assets	$5,267	$4,942

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts and notes payable
Trade	$141	$118
Affiliates	145	139
Other	258	187
Income tax payable	6	4
Liabilities from price risk management activities	14	14
Asset retirement obligations	37	34
Deferred income taxes	9	37
Other	44	29

Total current liabilities	654	562

Long-term debt	401	301

Note payable to affiliate	636	781

Liabilities from price risk management activities	63	25

Asset retirement obligations	108	101

Deferred income taxes	133	49

Other	50	56

Commitments and Contingencies (Note 8)
Stockholder's equity
Common stock, par value $1 per share; 1,000 shares authorized and outstanding	—	—
Additional paid-in capital	4,816	4,816
Accumulated deficit	(1,586)	(1,738)
Accumulated other comprehensive loss	(8)	(11)

Total stockholder's equity	3,222	3,067

Total liabilities and stockholder's equity	$5,267	$4,942

See accompanying notes.

EP ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities
Net income	$152	$315
Adjustments to reconcile net income to net cash from operating activities
Depreciation, depletion and amortization	280	235
Ceiling test charges	—	2
Deferred income tax expense	58	120
Earnings from unconsolidated affiliates, adjusted for cash distributions	27	28
Other non-cash items	3	3
Asset and liability changes
Accounts receivable	(28)	15
Materials and supplies	4	8
Accounts payable	25	(11)
Affiliate income taxes	16	50
Price risk management activities	117	(140)
Other asset changes	7	10
Other liability changes	2	(3)

Net cash provided by operating activities	663	632

Cash flows from investing activities
Capital expenditures	(675)	(549)
Net proceeds from the sale of assets	24	126
Cash paid for acquisitions, net of cash acquired	(1)	(10)
Other	—	4

Net cash used in investing activities	(652)	(429)

Cash flows from financing activities
Proceeds from borrowing under revolving credit facility	925	—
Repayment of amounts borrowed under revolving credit facility	(825)	(469)
Change in note payable with affiliate	(145)	125
Other	(6)	—

Net cash used in financing activities	(51)	(344)

Change in cash and cash equivalents	(40)	(141)
Cash and cash equivalents
Beginning of period	74	183

End of period	$34	$42

Supplemental Cash Flow Information
Interest paid, net of amounts capitalized	$3	$4
Income tax (refunds) payments	(4)	8

See accompanying notes.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Spin-off, Basis of Presentation and Significant Accounting Policies

  Spin-off

        On May 24, 2011, El Paso Corporation ("El Paso") announced its plan to separate its exploration and production business into an independent, publicly traded company, through a spin-off that is expected to be completed in accordance with a Separation and Distribution Agreement between El Paso and EP Energy. The spin-off is intended to be tax free to the stockholders as of the record date for the spin-off. Upon completion of the spin-off, El Paso and EP Energy will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. The spin-off is subject to final approval by El Paso's board of directors, which approval is subject to, among other things, receipt of a private letter ruling from the Internal Revenue Service and an opinion of tax counsel, in each case with respect to the tax-free nature of the spin-off.

  Basis of Presentation and Consolidation

        We are a Delaware corporation formed in 1999 as a wholly owned direct subsidiary of El Paso. We engage in the exploration for and the acquisition, development, and production of oil, natural gas and NGL in the United States, Brazil and Egypt.

        The consolidated statements of income also include expense allocations for certain corporate functions historically performed by El Paso, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based on a combination of direct and indirect methods. Direct allocations are generally based on specific identification, headcount or computer utilization. Indirect allocations are based on a methodology that considers our earnings, payroll and assets relative to other businesses of El Paso. These methods have been consistently applied. Our management believes the assumptions underlying the consolidated financial statements, including the assumptions regarding allocating general corporate expenses from El Paso, are reasonable. However, the consolidated financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Furthermore, these historical financial statements may not be reflective of our operations as a stand-alone company in the future.

        Our consolidated financial statements are prepared in accordance with United States GAAP as it applies to interim financial statements and include the accounts of all majority owned and controlled subsidiaries after the elimination of all significant intercompany accounts and transactions. You should read our December 31, 2010 financial statements, which contains a summary of our significant accounting policies and other disclosures. The financial statements as of June 30, 2011, and 2010 are unaudited. We derived the consolidated balance sheet as of December 31, 2010, from the audited balance sheet in our 2010 audited financial statements. In our opinion, we have made all adjustments which are of a normal, recurring nature to fairly present our interim period results. We have evaluated subsequent events through August 11, 2011, the date of issuance of our financial statements.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.    Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

  Significant Accounting Policies

        There were no changes in the significant accounting policies described in our 2010 audited financial statements and no accounting pronouncements issued but not yet adopted as of June 30, 2011.

2.    Acquisitions and Divestitures

        Acquisitions.    During the six months ended June 30, 2011, we paid approximately $1 million for the acquisition of domestic oil and natural gas properties located in Texas. During the six months ended June 30, 2010, we paid approximately $10 million, in addition to the amount paid in December 2009, for the acquisition of domestic oil and natural gas properties located primarily in Altamont in Utah.

        Divestitures.    During the six months ended June 30, 2011, we received approximately $16 million for the sale of domestic oil and natural gas properties located primarily in Utah that closed in December 2010. In addition, during the six months ended June 30, 2011, we sold domestic oil and natural gas properties for approximately $8 million. In July 2011, we sold oil and natural gas properties located in Alabama for approximately $104 million.

3.    Ceiling Test Charges

        We are required to conduct quarterly impairment tests of our capitalized costs in each of our full cost pools. During the six months ended June 30, 2010, we recorded a non-cash ceiling test charge of $2 million related to our Egypt concession on the South Mariut block, as a result of the relinquishment of approximately 30 percent of our acreage in the block.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4.    Income Taxes

        Income Tax Expense.    The components of income tax expense for the six months ended June 30 were as follows:

	Six Months Ended June 30,
	2011	2010
	(In millions, except rates)
Components of Income Tax Expense
Current
Federal	$9	$39
State	1	3
Foreign	(7)	7

	3	49

Deferred
Federal	55	119
State	3	6
Foreign	—	(5)

	58	120

Total income tax expense	$61	$169

Effective Tax Rate	29%	35%

        Effective Tax Rate.    We compute interim period income taxes by applying an anticipated annual effective tax rate to our year-to-date income or loss, except for significant unusual or infrequently occurring items, which are recorded in the period that the item occurs. Changes in tax laws or rates are recorded in the period of enactment. Our effective tax rate is affected by items such as income attributable to dividend exclusions on earnings from unconsolidated affiliates where we anticipate receiving dividends, the effect of state income taxes (net of federal income tax effects), and the effect of foreign income which can be taxed at different rates.

        For the six months ended June 30, 2011, our effective tax rate was lower than the statutory rate primarily due to the favorable resolution of tax matters, dividend exclusions on earnings from unconsolidated affiliates where we anticipate receiving dividends, and foreign income taxed at different rates.

        Affiliated Taxes.    We are a party to a tax accrual policy with El Paso whereby El Paso files U.S. and certain state returns on our behalf. See Note 10 of these "Notes to Consolidated Financial Statements" for more information.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

5.    Financial Instruments

        The following table presents the carrying amounts and estimated fair values of our financial instruments as of June 30:

	June 30, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Long-term debt	$401	$392	$301	$307

Note payable to affiliate	$636	$636	$781	$781

Net assets (liabilities) from price risk management activities
Derivatives with third parties	$129	$129	$243	$243
Derivatives with affiliate	(3)	(3)	(6)	(6)

Net assets from price risk management activities	$126	$126	$237	$237

        As of June 30, 2011 and December 31, 2010, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable represent fair value because of the short-term nature of these instruments. As of June 30, 2011, substantially all of the long-term debt balance was attributable to variable rate debt. We estimated the fair value of debt based on quoted market prices for the same or similar issuances, including consideration of our credit risk related to these instruments.

        Oil and natural gas derivatives.    We attempt to mitigate a portion of our commodity price risk and stabilize cash flows associated with forecasted sales of oil and natural gas production through the use of oil and natural gas swaps, basis swaps and option contracts. As of June 30, 2011 and December 31, 2010, we have oil and natural gas derivatives on 17,382 MBbl and 12,240 MBbl of oil and 200 TBtu and 283 TBtu of natural gas, respectively.

        We use various methods to determine the fair values of our financial instruments. The fair value of a financial instrument depends on a number of factors, including the availability of observable market data over the contractual term of the underlying instrument.

        We separate the fair values of our financial instruments into three levels (Levels 1, 2 and 3) based on our assessment of the availability of observable market data and the significance of non-observable data used to determine fair value. As of June 30, 2011, all of our financial instruments were classified as Level 2, which are based on pricing data representative of quoted prices for similar assets and liabilities in active markets (or identical assets and liabilities in less active markets).

        Our assessment of an instrument within a level can change over time based on the maturity or liquidity of the instrument, which could result in a change in the classification of our financial instruments between other levels, which are described below:

  •
  Level 1 instruments' fair values are based on quoted prices in actively traded markets.

  •
  Level 3 instruments' fair values are partially calculated using pricing data that is similar to Level 2 instruments, but also reflect adjustments for being in less liquid markets or having longer contractual terms.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

5.    Financial Instruments (Continued)

        Financial Statement Presentation.    The following table presents the fair value of our derivative financial instruments at June 30, 2011 and December 31, 2010. We net our derivative assets and liabilities for counterparties where we have a legal right of offset and classify our derivatives as either current or non-current assets or liabilities based on their anticipated settlement date.

	Level 2
	June 30, 2011	December 31, 2010
	(In millions)
Assets
Oil and natural gas derivatives	$285	$373
Impact of master netting arrangements	(82)	(97)

Total net assets	203	276

Liabilities
Oil and natural gas derivatives	(159)	(136)
Impact of master netting arrangements	82	97

Total net liabilities	(77)	(39)

Total	$126	$237

        For the six months ended June 30, 2011 and 2010, we recognized realized and unrealized net gains on our financial derivatives of $23 million, and realized and unrealized net gains of $284 million, respectively. For the six months ended June 30, 2011 and 2010, the balance of our cash flow hedges included in accumulated other comprehensive income consisted of unrealized losses of $6 million.

        We enter into derivatives directly with third parties and are not currently required to post collateral or other security for credit risk.

        Credit Risk.    We are subject to the risk of loss on our financial instruments that we would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. We maintain credit policies with regard to our counterparties to minimize overall credit risk. These policies require (i) the evaluation of potential counterparties' financial condition (including credit rating) and (ii) the use of master netting agreements that allow for the netting of positive and negative exposures of various contracts associated with a single counterparty. Our assets from price risk management activities at June 30, 2011 represent derivative instruments from nine counterparties; all of which are financial institutions that have an "investment grade" (minimum Standard & Poor's rating of A or better) credit rating. Subject to the terms of our $1 billion revolving credit facility, collateral or other securities are not exchanged in relation to price risk management activities with the parties in the revolving credit facility.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6.    Property, Plant and Equipment

        Unevaluated capitalized costs of oil and natural gas operations were as follows:

	June 30, 2011	December 31, 2010
	(In millions)
U.S.
Acquisition	$387	$407
Exploration	116	130

Total U.S.	503	537

Brazil & Egypt
Acquisition	36	45
Exploration	176	203

Total Brazil & Egypt(2)	212	248

Worldwide	$715	$785

        During the six months ended June 30, 2011, we released $44 million of our unevaluated capitalized costs related to the ES-5 block to our Brazilian full cost pool upon the completion of our evaluation of an exploratory well drilled in 2009. As of June 30, 2011, we have approximately $142 million and $70 million of remaining unevaluated capitalized costs in Brazil and Egypt, respectively. During the second half of the year we expect to complete a test of an exploratory well drilled in 2010 in Brazil and further evaluate the commerciality of areas within our South Alamein and South Mariut blocks in Egypt through the drilling of additional wells. Depending on the results of our activities we could incur ceiling test charges in the future.

7.    Debt and Available Credit Facility

	June 30, 2011	December 31, 2010
	(In millions)
$1 billion revolving credit facility, due June 2, 2016, variable	$400	$300
Senior notes, due June 1, 2013, 7.75%	1	1

Total	$401	$301

        Refinancing of Revolving Credit Facility.    During the six months ended June 30, 2011, we refinanced our $1.0 billion revolving credit facility to extend its maturity to 2016. In conjunction with this transaction, we recorded a loss of less than $1 million included in other expense during the six months ended June 30, 2011. Subsequent to June 30, 2011, we borrowed an additional $500 million under our revolving credit facility, the proceeds from which were used to pay amounts outstanding under our affiliated note payable to El Paso. See Note 10 of these "Notes to Consolidated Financial Statements" for a further discussion of our affiliated note payable.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

8.    Commitments and Contingencies

  Legal Proceedings and Other Contingencies

        We and our subsidiaries and affiliates are named defendants in numerous legal proceedings that arise in the ordinary course of our business. There are also other regulatory rules and orders in various stages of adoption, review and/or implementation. For each of these matters, we evaluate the merits of the case or claim, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. While the outcome of these matters, discussed above, cannot be predicted with certainty and there are still uncertainties related to the costs we may incur, based upon our evaluation and experience to date, we believe we have established appropriate reserves. It is possible, however, that new information or future developments could require us to reassess our potential exposure related to these matters and adjust our accruals accordingly, and these adjustments could be material. As of June 30, 2011, we had approximately $6 million accrued for all outstanding legal proceedings and other contingent matters.

        Tomlinson, et al. v. El Paso Corporation and El Paso Pension Plan.    In December 2004, a class action lawsuit was filed in federal court in Denver, Colorado by three employees against El Paso Corporation and its pension plan. The complaint alleges that the change from a final average earnings formula pension plan to a cash balance pension plan, the method of accrual of benefits under the plan, and the communications about the change violated the Employee Retirement Income Security Act ("ERISA") and the Age Discrimination in Employment Act ("ADEA"). Both former and current E&P employees are members of the purported class. The E&P Company and EPC have agreed that, upon the effective date of the spin-off, they will apportion post spin-off attorney's fees and any eventual liability according to the proportional recovery of their respective populations in the Class. The lawsuit was dismissed by the trial court in July 2010. Plaintiffs have appealed to the 10th Circuit Court of Appeals.

        Sales Tax Audits.    As a result of a sales and use tax audit during 2010, the State of Texas has asserted additional taxes for the audit period 2001-2008 for two of our operating entities. The amount being asserted by the state is approximately $60 million. We are currently contesting the assessment and the ultimate outcome is still uncertain. We have recorded reserves as of June 30, 2011 for this matter that we believe are adequate.

Environmental Matters

        We are subject to existing federal, state and local laws and regulations governing environmental quality, pollution control and greenhouse gas (GHG) emissions. The environmental laws and regulations to which we are subject also require us to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites. As of June 30, 2011, we had accrued less than $1 million for related environmental remediation costs associated with onsite, offsite and groundwater technical studies and for related environmental legal costs. Our accrual represents a combination of two estimation methodologies. First, where the most likely outcome can be reasonably estimated, that cost has been accrued. Second, where the most likely outcome cannot be estimated, a range of costs is established and if no one amount in that range is more likely than any other, the lower end of the expected range has been accrued. Our exposure could be as high as

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

8.    Commitments and Contingencies (Continued)

$1 million. Our environmental remediation projects are in various stages of completion. The liabilities we have recorded reflect our current estimates of amounts that we will expend to remediate these sites. However, depending on the stage of completion or assessment, the ultimate extent of contamination or remediation required may not be known. As additional assessments occur or remediation efforts continue, we may incur additional liabilities.

        Climate Change and other Emissions.    There have been various legislative and regulatory proposals at the federal and state levels to address climate change and to regulate GHG emissions. The EPA and several state environmental agencies (e.g. New Mexico) have already adopted regulations to regulate GHG emissions. Although the EPA has adopted a tailoring rule to regulate GHG emissions, it is not expected to materially impact our operations until 2016. However, the tailoring rule is subject to judicial reviews and such reviews could result in the EPA being required to regulate GHG emissions at lower levels that could subject many of our larger facilities to regulation prior to 2016. The New Mexico cap-and-trade rule is not expected to materially impact financial results from our exploration and production activities. This rule may be challenged once it is published in the New Mexico register, and the outcome of any such challenge is uncertain. There have also been various legislative and regulatory proposals at the federal and state levels to address various emissions from coal-fired power plants. Although such proposals will generally favor the use of natural gas fired power plants over coal-fired power plants, it remains uncertain what regulations will ultimately be adopted and when they will be adopted. In addition, any regulations regulating GHG emissions would likely increase our costs of compliance by requiring us to monitor emissions, install additional equipment to reduce carbon emissions and possibly to purchase emission credits, as well as potentially delay the receipt of permits and other regulatory approvals. While we may be able to include some or all of the costs associated with our environmental liabilities and environmental compliance in the prices at which we sell oil, natural gas and NGLs, our ability to recover such costs is uncertain and may depend on events beyond our control.

        Air Quality Regulations.    In August 2010, the EPA finalized a rule that impacts emissions of hazardous air pollutants from reciprocating internal combustion engines and requires us to install emission controls on engines across our operations. Engines subject to the regulations have to be in compliance by October 2013. Based upon that timeframe, we expect that we will begin incurring expenses in late 2010, incurring the majority of the expenditures in 2011 and 2012, and expending any remaining amounts in early 2013. Our current estimated impact is approximately $3 million in capital expenditures over the period from 2010 to 2013. In July 2011, the EPA proposed regulations that would subject oil and gas operations to new source performance standards for volatile organic compound emissions. If adopted, these regulations would require oil and gas operators to employ "green completion" technology to reduce methane emissions during the completion of hydraulically fractured wells.

        Hydraulic Fracturing Regulations.    We use hydraulic fracturing extensively in our operations. Various regulations have been adopted and proposed at the federal, state and local levels to regulate hydraulic fracturing operations. These regulations range from banning or substantially limiting its hydraulic fracturing operations, requiring disclosure of the hydraulic fracturing fluids and requiring additional permits for the use, recycling and disposal of water used in such operations. In addition, various agencies, including the EPA, DOI and DOE are reviewing changes in their regulations to

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

8.    Commitments and Contingencies (Continued)

address the environmental impacts of hydraulic fracturing operations. Until such regulations are implemented, it is uncertain what impact they might have on our operations.

        Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) Matters.    As part of our environmental remediation projects, we have received notice that we could be designated, or have been asked for information to determine whether we could be designated as a Potentially Responsible Party (PRP) with respect to one active site under the CERCLA or state equivalents. We have sought to resolve our liability as a PRP at this site through indemnification by third parties and settlements which provide for payment of our allocable share of remediation costs. As of June 30, 2011, we have estimated our share of the remediation costs at this site to be less than $1 million. Because the clean-up costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, and in some cases we have asserted a defense to any liability, our estimates could change. Moreover, liability under the federal CERCLA statute may be joint and several, meaning that we could be required to pay in excess of our pro rata share of remediation costs. Our understanding of the financial strength of other PRPs has been considered, where appropriate, in estimating our liabilities. Accruals for these matters are included in the environmental reserve discussed above.

        It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws, regulations, and orders of regulatory agencies, as well as claims for damages to property and the environment or injuries to employees and other persons resulting from our current or past operations, could result in substantial costs and liabilities in the future. As this information becomes available, or other relevant developments occur, we will adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe our reserves are adequate.

  Guarantees and Indemnifications

        We periodically provide indemnification arrangements related to assets or businesses we have sold. These indemnification arrangements include, but are not limited to, indemnification for income taxes, the resolution of existing disputes, environmental matters, and necessary expenditures to ensure the safety and integrity of assets sold. As of June 30, 2011, we had no recorded obligations related to our guarantee and indemnification arrangements. These arrangements have a total stated value of approximately $77 million and expire on August 31, 2011.

9.    Investments in Unconsolidated Affiliates

        We hold investments in two unconsolidated affiliates, Four Star Oil & Gas Company ("Four Star") and Black Warrior Transmission Corporation, which are accounted for using the equity method of accounting. Our income statement typically reflects (i) our share of net earnings directly attributable to these unconsolidated affiliates, and (ii) other adjustments, such as the amortization of the excess of our underlying equity in the net assets related to Four Star.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

9.    Investments in Unconsolidated Affiliates (Continued)

        During the six months ended June 30, 2011 and 2010, we received dividends of $26 million and $27 million, from Four Star. Below is summarized financial information of our proportionate share of these investments.

	Six Months Ended June 30,
	2011	2010
	(In millions)
Operating results data:
Operating revenues	$62	$61
Operating expenses	38	37
Net income(1)	17	18

(1)
Our proportionate share does not reflect $18 million and $19 million for the six months ended June 30, 2011 and 2010 recorded to amortize our investment in excess of the underlying equity in the net assets of Four Star.

10.    Related Party Transactions

        Cash Management Program.    Subject to limitations in our credit facility, we participate in El Paso's cash management program which matches short-term cash surpluses and needs of its participating affiliates, thus minimizing total borrowings from outside sources by El Paso. At June 30, 2011, we had a note payable to El Paso of approximately $636 million that is due upon demand. However, we are not required to settle within the next 12 months and, therefore, classified this payable as non-current on our balance sheet, unless a significant event occurs, such as a separation from El Paso. The interest rate under the cash management program was 2.44% and 1.52% at June 30, 2011 and December 31, 2010. Subsequent to June 30, 2011, we made net payments on our note payable to El Paso, reducing our outstanding amount to $86 million as of August 10, 2011.

        Other Affiliated Transactions.    During the ordinary course of conducting our business, we enter into transactions with affiliates primarily related to the sale, transportation and hedging our natural gas, oil and NGL production. The following table shows revenues and charges to/from our affiliates for the six months ended June 30:

	Six Months Ended June 30,
	2011	2010
	(In millions)
Operating revenues	$322	$390
Operating expenses	58	59
Reimbursements of operating expenses	1	1
  •
  El Paso Marketing.  We sell a portion of our natural gas to El Paso Marketing, L.P. at spot market prices. Substantially all of our affiliated accounts receivable at June 30, 2011 and December 31, 2010 related to sales of natural gas to El Paso Marketing, L.P. We are also a party to a hedging contract with El Paso Marketing, L.P. Realized gains and losses on these hedges are included in our operating revenues.

EP ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

10.    Related Party Transactions (Continued)

  •
  El Paso.  El Paso bills us directly for certain general and administrative costs and allocates a portion of its general and administrative costs to us. This allocation is based on the estimated level of resources devoted to our operations and the relative size of our EBIT, gross property and payroll. These expenses are primarily related to management, legal, financial, tax, consultative, administrative and other services, including employee benefits, annual incentive bonuses, rent, insurance, and information technology. El Paso currently bills us directly for compensation expense related to certain stock-based compensation awards granted directly to our employees as well as allocates to us our proportionate share of El Paso's corporate compensation expense.

  •
  El Paso Pipelines.  We also contract for services with El Paso's regulated interstate pipelines that provide transportation and related services for our natural gas production. At both June 30, 2011 and December 31, 2010, we had contractual deposits of $7 million with El Paso's regulated interstate pipelines.

        Taxes.    El Paso files consolidated U.S. federal and certain state tax returns which include our taxable income. In certain state and foreign jurisdictions, we file and pay taxes directly to the state and foreign taxing authorities. At June 30, 2011, we had federal income taxes receivable of $75 million, state income taxes payable of $2 million and foreign income taxes payable of $4 million. At December 31, 2010, we had federal income taxes receivable of $89 million, state income taxes payable of $1 million and foreign income taxes payable of $3 million. The majority of these balances will become payable to or receivable from El Paso.

        Pension and Retirement Benefits.    El Paso maintains a primary pension plan that is a defined benefit plan that covers substantially all of our employees and provides benefits under a cash balance formula. El Paso also maintains a defined contribution plan covering all of our employees. El Paso matches 75 percent of participant basic contributions up to 6 percent of eligible compensation and can also make additional discretionary matching contributions. El Paso is responsible for benefits accrued under these plans and allocates our related costs to us.

        Other Postretirement Benefits.    El Paso provides limited postretirement life insurance benefits for current and retired employees. El Paso is responsible for benefits accrued under its plan and allocates the related costs to its affiliates. We do not provide subsidized postretirement medical benefits.